UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2010
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes    ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 8, 2010 with respect to the Registrant’s results of operations for the year ended December 31, 2009.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the year ended December 31, 2009.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the year ended December 31, 2009.

        Attached hereto as Exhibit 4 and incorporated herein by reference is the Registrant’s periodical report for the year ended December 31, 2009.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries with respect to the year ended December 31, 2009.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the year ended December 31, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant)

By:	/s/ Lea Katz
Name: Lea Katz
Title: Corporate Secretary

Dated: March 9, 2010

EXHIBIT INDEX

Exhibit No. 1. 2. 3. 4. 5. 6.
Description

Press release dated March 8, 2010.

Registrant's management discussion.

Registrant's unaudited condensed consolidated financial statements.

Registrant's periodical report.

Unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries.

Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS
For Release:	IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for Fiscal Year Ended December 31, 2009

Hadera, Israel, March 8, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the year ended December 31, 2009. The Company, its subsidiaries and associated companies are referred to hereinafter as the "Group".

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera Paper Ltd. ("Mondi Hadera")and Hogla-Kimberly Ltd. ("H-K").

Consolidated sales in 2009 amounted to NIS 892.0 million, as compared with NIS 673.5 million in 2008. The increase is primarily attributed to the first-time consolidation of the data of Carmel and Frenkel-CD in the reported period, in the amount of approximately NIS 477.8 million, as compared with their consolidation for only part of last year, in the sum of NIS 160.9 million.

Operating profit totaled NIS 15.6 million in 2009, as compared with NIS 35.4 million in 2008. The decrease in operating profits originated from the erosion of selling prices coupled with the quantitative erosion of packaging paper and recycling, as a result of the imports of packaging paper at dumping prices that was offset by the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend.

The net profit attributed to the Company's shareholders in 2009 amounted to NIS 91.2 million, as compared with net profit of NIS 69.7 million attributed to the company shareholders in 2008, and was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated company that generated net revenues of NIS 8.4 million for the company. Moreover, a reduction in the company's share in the losses on account of the operations in Turkey (KCTR) in relation to last year also contributed to the improved profitability.

The net profit attributed to the shareholders of the company in the fourth quarter this year amounted to NIS 21.1 million, as compared with net profit attributed to the company's shareholders of NIS 10.2 million in the corresponding quarter last year, representing an increase of 106.8%.

Basic earnings per share amounted to NIS 18.03 per share ($4.78 per share) in 2009, as compared with basic earnings per share of NIS 13.77 per share ($3.62 per share) in 2008.

The US dollar exchange rate was revaluated by 0.7% in 2009, in relation to a revaluation of approximately 1.1% in 2008.

The inflation rate in 2009 amounted to 3.9%, as compared with an inflation rate of 3.8% in 2008.

The weakness in economic activity that characterized the second half of 2008, continued in the first quarter of 2009 as well. Starting in the second quarter of 2009, a certain recovery was observed and then gained momentum in most sectors of the Israeli economy. The prices of traded securities recorded a considerable increase in the Israeli capital market, while in parallel, the corporate debt market began to recover, as the raising of funds by the business sector renewed. Various markets worldwide are experiencing similar developments, as a global trend of recovery in real-term operations is being observed, along with bullish capital markets and an improvement in the stability of financial institutions. The global recovery is largely attributed to a combination of fiscal expansionary plans, along with a continuing expansionary monetary policy, led by the US economy.

The trend of improving paper prices worldwide, that was reflected primarily in the last quarter of the year, is expected to continue throughout 2010
The Group manages a wide and relatively diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The different Group companies operated in 2009 on the basis of aggressive efficiency and cost-cutting measures across all companies and all sectors of operation. The company's sectors of operation focus on consumer goods and basic inputs that were affected in a relatively limited manner by the repercussions of the global economic and financial crisis.

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years.

The implementation of the new recycled packaging paper manufacturing network,(an investment  of  NIS 690 million) is progressing as planned and subsequent to the signing of the central agreements for the acquisition of the principal equipment for production systems last year, the construction of the machine's building is nearing completion in 2009 at the Hadera site, along with the installation of the equipment.

Financial expenses totaled NIS 18.3 million in 2009, as compared with NIS 15.0 million in 2008.

The company’s share in the earnings of associated companies totaled NIS 87.4 million in 2009, as compared with NIS 51.3 million in 2008.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2008:

-
The Company's share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 4.5 million. The increase in profit originated primarily from an increase in the operating profit of Mondi, that grew from NIS 34.1 million last year, to NIS 40.5 million this year, despite the erosion of prices as a result of imports at dumping prices, in light of the implementation of an aggressive efficiency program in operations and purchasing and a decrease in input prices. The net profit also grew as a result of recording tax revenues as a result of the change in the tax rate, in the sum of NIS 6.4 million, that was offset as a result of the increase in financial expenses during the reported period, as compared with last year, primarily as a result of the influence of the devaluation of the NIS against the US dollar, as an average between the reported periods.

-
The company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 21.5 million. Hogla's operating profit grew from NIS 169.0 million to NIS 210.0 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, innovating products and empowering the Company's brands, a decrease in the prices of certain company inputs in view of the erosion of global commodity prices, continuing efficiency measures across the company and growing savings in procurement that also contributed significantly to the improved profit.

2

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 8.1 million. The significant decrease in the loss is attributed primarily to the growth in the volumes of operation that led to the continued reduction in the operating loss, from NIS 33.4 million last year to approximately NIS 16.1 million this year. Moreover, due to the increase in the shareholders' equity of KCTR through a financial influx from Hogla-Kimberly last year and during the reported period, and bank loans repayment the financial expenses were reduced, thereby leading to an additional reduction in the net loss.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

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Hadera PAPER LTD.
SUMMARY OF RESULTS
(AUDITED)
except per share amounts
NIS IN THOUSANDS (1)

	2009	2008

Net sales	891,995	673,484

Net earnings attributed to the Company's shareholders	91,230	69,710

Basic net earnings per share attributed to the Company's shareholders	18.03	13.77

Fully diluted earnings per share attributed to the Company's shareholders	18.03	13.77

(1)	The representative exchange rate at December 31, 2009 was NIS 3.775=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il

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Exhibit 2

Translation from Hebrew

March 7, 2010
MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. (“Hadera Paper” or "The Company") is hereby honored to present the Management Discussion as at December 31, 2009, reviewing the principal changes in the operations of the company for the months January to December 2009 ("The Period of the Report"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of full Periodic Report of the company as at December 31, 2009 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relates to the share of the shareholders of the company in the results, unless stated otherwise. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	UDescription of the Corporation’s Business

1.	UCompany Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer goods packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, NYSE.

2.	UGeneral

A.	Principal Current Operations

1.	UBusiness Environment U

The global financial crisis and the slowdown in the real-term economic activity, that developed in 2008, resulted, inter alia, in severe damage to global capital markets, in a severe downturn and considerable fluctuations in stock markets both in Israel and worldwide, including severe downturns and fluctuations in the prices of the securities of certain investee companies of the company, a deterioration of the credit crunch, a decrease in the value of assets held by the public and a considerable slowdown and uncertainty in economic activity. Consequently, various economies worldwide, including the United States and numerous countries in Europe, slipped into a recession, while indications of a recession were also identified in Israel.

1

The weakness in economic activity that characterized the second half of 2008, continued in the first quarter of 2009 as well. Starting in the second quarter of 2009, a certain recovery was observed and then gained momentum in most sectors of the Israeli economy. The prices of traded securities recorded a considerable increase in the Israeli capital market, while in parallel, the corporate debt market began to recover, as the raising of funds by the business sector renewed. Various markets worldwide are experiencing similar developments, as a global trend of recovery in real-term operations is being observed, along with bullish capital markets and an improvement in the stability of financial institutions. The global recovery is largely attributed to a combination of fiscal expansionary plans, along with a continuing expansionary monetary policy, led by the US economy.

In the last quarter of 2009, the prices of various products were raised in the global paper industry. In the packaging paper sector in Europe, the cumulative rise in prices since September, totaled €80 per ton (approximately 35%) until the end of 2009.

The trend of improving paper prices worldwide, that was reflected primarily in the last quarter of the year, is expected to continue throughout 2010. These very days, this trend is being reinforced by the declaration of the largest paper companies worldwide, regarding an additional increase in prices that is expected during the second quarter of 2010, by a sum of approximately €60 per ton (approximately 18%). The continuation of this trend, in addition to the sharp increase in prices in the second half of 2009, will support the continued growth and increase in the volume of operations that are expected in 2010.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

2.	Impact of the Business Environment on Company Operations

The Hadera Paper Group manages a wide and relatively diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The different Group companies operated in 2009 on the basis of aggressive efficiency and cost-cutting measures across all companies and all sectors of operation. The company's sectors of operation focus on consumer goods and basic inputs that were affected in a relatively limited manner by the repercussions of the global economic and financial crisis.

The companies principal operation in the area of household paper and absorbent products (through the Hogla Kimberly sector), in light of the economic crisis, was characterized by preserving market share and maintaining the quantitative volumes of operation in view of the acquired consumption habits of customers and consumers in Israel, characterized primarily on the basis of attractive pricing. In the course of 2009,  the company maintained stability in its market shares, thanks to increased marketing activity that served to strengthen its leading brands.

In light of the above, the company has successfully managed to continue improving its profits despite the challenging business environment in these areas.

2

In the packaging paper and recycling sector, the significant additional rise in prices that is expected globally, as mentioned above, may positively affect the results of this sector of operations, that began the running-in process of Machine 8, the new manufacturing system for packaging paper, in January. (For description of the running in of Machine 8, see Section 4.1, below).

The company estimates that since 2008, packaging paper products have been imported into Israel at dumping prices, primarily from Europe. The company is working to handle this problem opposite the Dumping Supervisor at the Ministry of Employment, Industry and Trade, who has decided to impose a temporary levy on the importing of packaging paper from Europe, at a rate of 52-67 euro per ton. Some of the manufacturers and importers have filed petitions against this decision. On December 3, 2009, the company announced that in a hearing held in court regarding the petitions of five importers/producers that were appealing the decision of the Supervisor, it was agreed between the parties that the decision of the Supervisor would remain in place for the next four months, while the guarantees that were deposited by the petitioners in October and November would be reimbursed to them. This decision received of the validity of a court ruling. The said temporary guarantee, is valid until March 31, 2010.

On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31-44 per ton, on most different producers from the European Union. The recommendation of the Dumping Supervisor is subject to the approval of the Dumping Committee and the signature of the Minister of Employment Industry and Trade and the Minister of Finance. There is no certainty regarding the approval of the recommendation of the Supervisor and the company cannot estimate this stage the impact of the acceptance of the complaints on its results.

In the fine paper sector, the impact of the global crisis is evident primarily in the advertising industry, as demand for fine paper has decreased by a rate of 11%-14% in 2009 in the global market. Towards the end of 2009, pulp prices started to increase, and are expected to increase even more in the short –term due to the earthquake in Chile, which causes temporary delays in pulp supply to the global market.

The reduced demand is creating surplus supply in Europe and worldwide and the company estimates that fine paper is being imported to Israel at dumping prices since 2008. In this respect, the company is also working with the Dumping Supervisor in order to control imports at these prices. On February 26, 2009, the company announced that the subsidiary Mondi Hadera Paper had filed a complaint to the Supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

3

A decrease was recorded in 2009 in the prices of inputs, primarily fibers and chemicals, as a result of the global crisis. This trend began to change in the last quarter of 2009, in light of the awakening market activity. These decreases in prices offered partial compensation for the erosion in prices at some of the Group companies. These savings were partially offset as a result of an increase in the prices of water in 2009, by an average rate of 3%, along with an increase in the prices of gas, that constitutes a principal input in the paper production chain. Gas prices rose by approximately 10% in relation to 2008, as a result of the devaluation of the NIS in relation to the US dollar by an average of 9.6% in relation to 2008, this adversely affected the company also in terms of the imported inputs, while serving to improve the selling prices that were eroded, as mentioned above, in the main sectors of operation of the company, where the prices tend to follow the import prices, denominated in US dollars.

As at the date of the report, it is impossible to estimate whether the said crisis in the financial markets has indeed run its course, what are its direct and indirect economic implications globally and in Israel, and how long such implications will last, if at all.

The signs of the said crisis and the recovery therefrom, have affected and may continue to affect the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, their ability to divest assets, the state of their business, their financial indicators and covenants, their credit rating, their ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

All of the above, relation to trends in the global market, in the paper market and in the prices of inputs and their impact on the company, the approval of the company's complaints regarding importing at dumping prices - all constitute forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global banking and credit markets changes in global raw material prices and changes in the supply and demand of global paper products and the decisions of the Dumping Committee and relevant ministers in this respect.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The US dollar exchange rate was revaluated by 0.7% in 2009, in relation to a revaluation of approximately 1.1% in 2008.

4

The company's business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the company's exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate in 2009 amounted to 3.9%, as compared with an inflation rate of 3.8% in 2008.

3.	Promoting the Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

a.	Expanding the recycled packaging paper manufacturing network

The investment in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company's Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.
The implementation of the project is progressing as planned and subsequent to the signing of the central agreements for the acquisition of the principal equipment for production systems last year, the construction of the machine's building is nearing completion in 2009 at the Hadera site, along with the installation of the equipment.

The running-in process of the new manufacturing systems began in January 2010. The running-in of the machine is progressing as planned, despite the complexity of the manufacturing system, and technical problems recognized are taken care of with the suppliers, on current bases. The machine is expected to complete its running-in process and to make the transition to production at full capacity in the next several months. Based on the working assumptions that were defined regarding the learning curve of the machine's operation, the new production system, together with the machines that are currently active, are expected to produce 280,000 tons of paper in 2010, representing a supplement of approximately 70% in relation to the existing output capacity.

In parallel, the subsidiary Amnir Recycling Industries Ltd. ("Amnir"), is continuing to expand the collection of newsprint and cardboard waste, for the purpose of the running-in of the machine and is also continuing to accumulate inventories in preparation for the full operation of the new machine in the coming months. The company is preparing for increasing the proportion of paper recycling in Israel from the currently low 30% up to 45% within several years, as part of the demand for raw materials for the new manufacturing system.

The above information regarding the quantity of paper that will be produced by Machine 8 in 2010 and the increase in the volume of the collection of cardboard and paper waste, as mentioned above, constitute forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors related to the successful completion of the running-in of the machine and the continuing recovery of the global paper market, coupled with factors that lie outside the control of the company.

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b.	Innovative Development of High-Quality Recycled Paper

In 2009, the packaging paper and recycling division launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow them to replace pulp-based packaging paper in the corrugated board industry - both in the local market and in overseas markets being developed by the division for all of its products.

The technological and operational development process is currently in advanced stages and is intended to significantly expand the volume of the potential market of the packaging paper division.

The company estimates that the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. The company will be able to capitalize on the successful developments and to market ever-increasing quantities of the new paper products, according to laboratory results and initial reactions from those customers who have already been exposed to the products that were already launched, their commitments to future purchasing volumes upon the operation of Machine 8 in the coming months, leading to an increase in production volumes.

The above information pertaining to the innovative developments in the paper market constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company.

c.	Development of Export Markets for Packaging Paper

The significant increase in the output capacity of recycled packaging paper by Hadera Paper Group, upon the operation of the new manufacturing system, will allow for an expansion of the Division's operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers, as mentioned above, will enable the division to expand the sale of such products for the first time, as a substitute for pulp-based packaging paper in international markets. The new products create an improved profit potential and are planned to be sold at a significant price supplement per ton of exported paper, as compared with the selling prices of basic paper types.

6

The development of new paper products, that began in 2008, is enabling the division to create international business relations for the first time with a network of distributors and marketers, while formulating long-term agreements with international clients.

In 2009, the company worked toward the development of export markets and began marketing various types of packaging paper to several agents that operate in several European and other nations. With the initial operation of Machine 8 these very days, this activity is expected to bring about a realization of the anticipated gradual growth in sales. This significant business development and technological move will render it possible to diversify their product portfolio and the markets of the division.

The above information pertaining to the development of innovative products in the paper market and the development of export markets for packaging paper constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

d.	The Strategic Investment in Turkey

In 2009, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the company) - continued to implement its strategic plan GBP - (Global Business Plan) that was formulated together with the international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark's global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a company with annual sales in the area of $300 million, by 2015.

The sales turnover of KCTR totaled NIS 493.6 million ($127.7 million) in 2009, as compared with NIS 412.7 million last year ($116.3 million), representing an increase of 19.6%.

During 2009, KCTR continued to empower its international brands on the local market. This was especially expressed in the power of the Huggies brand in the diaper sector and the Kotex brand in the feminine hygiene sector, while realizing constant growth in market share and rising awareness toward the company's products. In parallel, the volume of exports to Kimberly-Clark in various other countries in Europe and Africa also increased. The Company's advanced manufacturing site in Turkey serves as a regional Kimberly-Clark diaper manufacturing center, whose products are exported to 22 different countries throughout Europe and the Middle East.

In the course of the reported period, the Company continued to promote the collaboration with Unilever (see section D1, below) and expanded the number of points of sale in the Turkish market that carry KCTR brands.

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In parallel, the company is continuing to expand the marketing of its products to BIM, the largest supermarket chain in Turkey.

The continuing high level of competition in the markets where the company is working to introduce and penetrate its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more - are regularly recorded as an expenditure in the KCTR statements of income. KCTR recorded an operating loss of NIS 14.7 million (approximately $3.7 million) in 2009, as compared with NIS 33.4 million (approximately $9.3 million) last year.

The continued implementation of the strategic business plan, while strengthening the brands and recording a gradual growth in the Unilever distribution and sales platforms, in combination with increased exports and continuing cost reductions at the diaper plant - have rendered it possible to maintain the trend of improving operating profit in 2009, while reducing the operating loss, as mentioned above.

It should be noted that in the course of the third quarter of the year, KCTR reached operating profitability for the first time.

in addition, it should be noted that toward the end of 2009, the Turkish tax authorities addressed KCTR as part of the examination of its financial statements for the years 2004-2008, conducted at KCTR on account of the taxation of the influx of capital from Hogla Kimberly Ltd. to KCTR. KCTR estimates, based on the professional opinion of its tax consultants, that the probability that it will be required to make additional tax payments is low, and consequently, no provision was created in its financial statements as at December 31, 2009, to account for this matter. (See note 13.12 the financial statements dated December 31, 2009).

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

e.	New Power Plant

The new power plant project, intended to supply steam and electricity to the production system in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or to private consumers, is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. Due to the delay in finalizing the engagement for the purchase of gas as mentioned above, is not possible to meet the milestones set in the contingent production license held by the company. During this waiting stage, the company has decided not to request an extension of the license and will instead act to renew the license once progress is made regarding the purchase of gas and a decision is made regarding the construction of the power plant.

8

The discovery of natural gas at the Tamar 1 site off the coast of Hadera, along with the progress being made with the Egyptian gas franchise holder (EMG) and with the additional franchise holder Yam-Tethys - all serve to increase the probability of the signing of a gas supply agreement and the reawakening of the project.

The company is conducting negotiations with the gas suppliers in order to reach a long-term agreement at competitive prices. The company estimates that the said gas agreements will be signed in 2010.

The above information pertaining to trends in the energy sector, based on natural gas, constitutes forward-looking information as defined in the Securities Law, based on the Company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the size of the actual gas reservoir, as well as changes in gas prices worldwide.

B.	An Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

Commencing January 1, 2009, the company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel C.D., as a separate segment. The associated companies Hogla-Kimberly and Mondi Hadera were also recognized as independent segments (for further details, see Note 19 to the financial statements). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

Starting September 1, 2008, the financial statements of Carmel and Frenkel-CD Ltd. (an associated company of Carmel's and of the Company), are being consolidated within the Company's financial statements, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and in Frenkel-CD, indirectly, from 37.93% to 54.74% (for details see Note 15 to the annual financial statements as at December 31, 2008).

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a.	Sales

Consolidated sales in 2009 amounted to NIS 892.0 million, as compared with NIS 673.5 million last year, representing an increase of 32.4%, that is primarily attributed to the first-time consolidation of the data of Carmel and Frenkel-CD in the reported period, in the amount of approximately NIS 477.8 million, as compared with their consolidation for only part of last year, in the sum of NIS 160.9 million.

Sales of the packaging paper and recycling sector amounted to NIS 263.2 million in the reported period, as compared with NIS 381.5 million in the corresponding period last year.

The decrease in the sales turnover in the packaging paper and recycling sector originated both from the decrease in the sale of packaging and recycling as a result of the impact of the erosion of selling prices (sales in the sector are affected by dollar-denominated import prices), coupled with the quantitative decrease in sales originating from the importing of packaging paper at dumping prices from Europe, along with the erosion in demand from the local market and Israeli export operations, during the year.

The sales of the packaging products and board sector in 2009 amounted to NIS 477.8 million, as compared with their consolidation for part of the reported period last year, in the amount of NIS 160.9 million.

Sales in the marketing of office supplies segment amounted to NIS 151.0 million in 2009, as compared with NIS 131.1 million in the corresponding period last year, representing an increase of 15.2%, that originated from the continued implementation of the segment’s strategic growth plan by way of expanding the customer base.

The consolidated sales in the fourth quarter amounted to NIS 237.6 million, as compared with NIS 226.3 million in the corresponding quarter last year, representing an increase of approximately 5.0%, that originates primarily from the growth in sales of the packaging paper and recycling sector in view of the higher prices as mentioned above, coupled with the growth in the sales of the office supplies marketing sector, in relation to the corresponding quarter last year and as compared with the sales in the third quarter of the year, in the amount of NIS 220.4 million, representing an increase of approximately 7.8%.

b.	Cost of Sales

The cost of sales amounted to NIS 765.7 million – or 85.8% of sales – in 2009, as compared with NIS 542.4 million – or 80.5% of sales – last year. The increase in the cost of sales originates primarily from the consolidation of the results of Carmel and Frenkel in 2009, as compared with their partial consolidation last year.

The gross profit totaled NIS 126.3 million in 2009, representing approximately 14.2% of sales, as compared with NIS 131.1 million, representing 19.5% of sales, last year, representing a decrease of 3.2% in relation to the corresponding period last year.

The decrease in gross profit in relation to the corresponding year originates primarily from the erosion of the prices of packaging paper as well as a result of the slowdown in the markets that led to a decrease in quantitative sales, coupled with a 3% increase in the price of water, that was offset by the lowering of paper collection costs and the procurement of raw materials, along with a 5% decrease in electricity prices. Additionally, the cost of sales included part of an amortization of NIS 4.3 million in excess cost, as a result of excess cost recorded from the acquisition of Carmel and Frenkel-CD in 2008.

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Labor Wages

The labor wages within the cost of sales amounted to NIS 206.9 million in 2009, representing approximately 23.2% of sales, as compared with NIS 149.2 million last year, representing approximately 22.2% of sales.

The labor wages within the Selling, General and Administrative expenses amounted to NIS 85.3 million during the reported period (approximately 9.6% of sales), as compared with the sum of NIS 73.9 million last year (approximately 11.0% of sales).

The increase in the cost of labor wages in relation to last year originates primarily from supplemental labor wages in the sum of NIS 105.2 million, stemming from the consolidation of Carmel and Frenkel-CD, as compared with NIS 34.4 million from their partial consolidation in the corresponding period last year. Net of labor expenses on account of Carmel and Frenkel, the labor expenses decreased by a rate of 0.9%.

Moreover, the cost of labor includes the labor costs derived from the issue of options to executives and the allocation of the expenditure thereupon, at a cumulative rate of NIS 3.8 million in 2009, an expenditure not involving cash flows.

As part of the alignment with the global economic crisis, the Company's management adopted a policy of mutually-agreed pay cuts for executives.

In this capacity, senior executives and managers have voluntarily agreed to cut their wages by 8%-10% in 2009, while senior employees have agreed that their wages be cut by 5%. The company also decided to freeze any raises in labor wages for employees under a personal employment contract in 2009.

c.	Selling, General, Administrative and other Expenses

The selling, general and administrative (including wages) and other expenses amounted to NIS 110.7 million in 2009 – or 12.4% of sales – as compared with NIS 95.7 million – or 14.2% of sales – last year. When neutralizing revenues, as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted to NIS 127.1 million.

The increase in selling, general and other expenses originated primarily from the consolidation of the expenses of Carmel and Frenkel-CD in the company's financial statements, in the sum of NIS 54.0 million, as compared with their consolidation during the part of last year, in the sum of NIS 17.3 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 2.9 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the expenses of Carmel and Frenkel-CD, and net of non-recurring income, the Selling General and Administrative expenses decreased by approximately NIS 5.3 million.

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d.	Operating Profit

The operating profit totaled NIS 15.6 million in 2009 (1.7% of sales), as compared with NIS 35.4 million (5.2% of sales) last year. The decrease in operating profits originated from the erosion of selling prices coupled with the quantitative erosion of packaging paper and recycling, as a result of the imports of packaging paper at dumping prices that was offset by the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend.

The operating loss of the paper and recycling sector amounted to NIS 2.8 million in 2009, as compared with operating profit of NIS 38.7 million last year, primarily as a result of dumping prices of competing imports, that served to erode the prices and quantities as mentioned above.

The operating profit of the packaging products and board segment amounted to NIS 14.7 million in 2009, as compared with an operating loss of NIS 6.2 million last year. The improvement in the operating profit in the sector is primarily due to the erosion in input prices and the implementation of an aggressive efficiency program that compensated for the erosion in the quantities sold and in the selling prices.

The operating profit of the office supplies sector amounted to NIS 4.0 million in 2009, as compared with NIS 3.2 million last year.

The operating profit in the fourth quarter of the year amounted to NIS 0.4 million in relation to an operating loss of NIS 2.6 million in the corresponding quarter last year and as compared with operating profit of NIS 1.2 million in the third quarter of the year. The change in the operating profit for the quarter, in relation to the loss last year, originates primarily from the transition from an operating loss at the packaging products and cardboard sector in the fourth quarter last year, that originated from inventory hedging transactions, to an operating profit in the fourth quarter this year as a result of the utilization of the erosion of raw material prices in the sector and the continued implementation of the efficiency program. The increase in operating profits in the fourth quarter was offset due to the transition to an operating loss of the paper and recycling sector, in relation to the corresponding quarter last year, as a result of dumping prices, as mentioned above.

e.	Financial Expenses

The financial expenses totaled NIS 18.3 million in 2009, as compared with NIS 15.0 million in 2008, representing growth of 22.0%.

The total average of net interest-bearing liabilities, charged to the Company's financial expenses, decreased by an average of NIS 3 million, between 2008 and 2009. This decrease originated primarily from the positive cash flows from operating activities between the periods, net of the current investments in fixed assets.

The interest on the short-term credit decreased by approximately NIS 0.8 million, both as a result of the decrease in the average balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) decreased by NIS 4.3 million as compared with the corresponding period last year, as a result of both the decrease in the balance of debentures following redemptions made to the holders of the debentures, coupled with hedging transactions on the CPI-linked debentures against the increase in the CPI, whose costs amounted to 0.3% per annum in 2009, as compared with 2.6% in 2008, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards. The actual CPI rose by 3.9% in 2009.

Furthermore, financial revenues of NIS 5.2 million were included last year on account of a currency transaction on the dollar, and were not included this year.

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f.	Taxes on Income

Revenues from taxes on income amounted to NIS 7.1 million in 2009, as compared with tax expenses of NIS 3.7 million in 2008. The tax revenues originated primarily from the decrease in pretax profits in the amount of NIS 23.0 million, coupled with the change in the tax rates the following years, that generated deferred tax revenues in the amount of NIS 8.6 million, that were offset as a result of recording a provision for taxes on account of events that were included in the reported period.

g.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly.

The company’s share in the earnings of associated companies totaled NIS 87.4 million in 2009, as compared with NIS 51.3 million in 2008.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2008:

-
The Company's share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 4.5 million. The increase in profit originated primarily from an increase in the operating profit of Mondi, that grew from NIS 34.1 million last year, to NIS 40.5 million this year, despite the erosion of prices as a result of imports at dumping prices, in light of the implementation of an aggressive efficiency program in operations and purchasing and a decrease in input prices. The net profit also grew as a result of recording  tax revenues as a result of the change in the tax rate, in the sum of NIS 6.4 million, that was offset as a result of the increase in financial expenses during the reported period, as compared with last year, primarily as a result of the influence of the devaluation of the NIS against the US dollar, as an average between the reported periods.

-
The company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 21.5 million. Hogla's operating profit grew from NIS 169.0 million to NIS 210.0 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, innovating products and empowering the Company's brands, a decrease in the prices of certain company inputs in view of the erosion of global commodity prices, continuing efficiency measures across the company and growing savings in procurement that also contributed significantly to the improved profit.

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 8.1 million. The significant decrease in the loss is attributed primarily to the growth in the volumes of operation (see above - "Strategic Investment in Turkey") that led to the continued reduction in the operating loss, from NIS 33.4 million last year to approximately NIS 16.1 million this year. Moreover, due to the increase in the shareholders' equity of KCTR through a financial influx from Hogla-Kimberly last year and during the reported period, and bank loans repayment the financial expenses were reduced, thereby leading to an additional reduction in the net loss.

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h.	The net Profit and the Earnings per share Attributed to the Company's Shareholders

The net profit attributed to the Company's shareholders in 2009 amounted to NIS 91.2 million, as compared with net profit of NIS 69.7 million attributed to the company shareholders in 2008, representing an increase of 30.8%.

The net profit attributed to the company shareholders in 2009 was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated company that generated net revenues of NIS 8.4 million for the company. Moreover, a reduction in the company's share in the losses on account of the operations in Turkey (KCTR) in relation to last year (see above, Strategic Investment in Turkey, as well as chapter C7, below) also contributed to the improved profitability.

The net profit attributed to the shareholders of the company in the fourth quarter this year amounted to NIS 21.1 million, as compared with net profit attributed to the company's shareholders of NIS 10.2 million in the corresponding quarter last year, representing an increase of 106.8%.

Basic earnings per share amounted to NIS 18.03 per share ($4.78 per share) in 2009, as compared with basic earnings per share of NIS 13.77 per share ($3.62 per share) in 2008.

Diluted earnings per share amounted to NIS 18.03 per share ($4.78 per share) in 2009, as compared with diluted earnings per share of NIS 13.77 per share ($3.62 per share) in 2008.

2.	Analysis of the Company’s Financial Situation

•	The cash and cash equivalents item rose from NIS 13.1 million on December 31, 2008, to NIS 26.3 million on December 31, 2009.

•
Designated Deposits decreased from NIS 249.6 million as at December 31, 2008, to NIS 127.6 million as at December 31, 2009. The decrease in deposits stems from the company’s purchase of equipment and fixed assets for the Machine 8 Project.

•
Trade receivables relating to the packaging paper and recycling sector decreased from NIS 87.7 million as at December 31, 2008, to NIS 81.2 million as at in December 31, 2009. This decrease is due to the erosion of prices as a result of paper imported at dumping prices, a quantitative decrease and the change in the composition of markets in which the company sells its products. In the packaging products and cardboard sector, an increase was recorded in trade receivables from NIS 186.1 million on December 31, 2008, to NIS 189.6 million on December 31, 2009, as a result of an improvement in operations in the sector. Accounts receivable for the office supplies marketing sector rose from NIS 45.1 million as at December 31, 2008 to NIS 53.1 million, as at December 31, 2009, as a result of growth in the volume of operations.

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•
Other receivables relating to the packaging paper and recycling segment decreased slightly from NIS 92.5 million as at December 31, 2008 to NIS 92.0 million as at December 31, 2009. Other receivables relating to the packaging products and board sector decreased from NIS 5.8 million as at December 31, 2008, to NIS 5.2 million. Other receivables relating to the marketing of office supplies segment decreased from NIS 2.6 million as at December 31, 2008 to NIS 1.7 million as at December 31, 2009.

•
Inventories in the packaging paper and recycling sector increased from NIS 59.1 million as at December 31, 2008, to NIS 86.8 million as at December 31, 2009. This increase is primarily attributed to the continuing increase in the inventories of wastepaper as part of Amnir’s preparation for the transition to the new packaging paper machine, the development of export markets and the securing of paper availability for overseas shipment. Inventories of the packaging products and board sector decreased from NIS 87.2 million as at December 31, 2008, to NIS 68.5 million as at December 31, 2009. This decrease originated primarily as a result of the decrease in paper prices and the opening of the local warehouse of a foreign supplier in the marketing of office supplies. A decrease was recorded in the inventories item from NIS 22.5 million on December 31, 2008, to NIS 20.6 million on December 31, 2009, primarily as a result of the wider deployment of inventory entrances imported from the Far East.

•
The investment in associated companies increased from NIS 318.1 million as at December 31, 2008 to NIS 341.0 million as at December 31, 2009. The principal components of the said increase consist primarily of the company's share in the earnings of associated companies in the amount of NIS 87.4 million between the reported periods, offset by the company's share in distributed dividend in the sum of NIS 46.6 million from an associated company and the company's share in the declared dividend of NIS 20.0 million by an associated company, that led to a change in the total investment between the reported periods.

•
Short-term credit increased from NIS 77.7 million as at December 31, 2008 to NIS 131.6 million as at December 31, 2009. The increase in short-term credit is primarily attributed to the credit in the amount of NIS 40 million raised from institutional investors in 2009 and the assuming of short-term bank credit.

•
In the other accounts payable item in the packaging paper and recycling sector, an increase was recorded from NIS 81.2 million on December 31, 2008, to NIS 91.1 million due to an increase in the wage provisions coupled with an increase in interest to be paid as a result of additional long-term loans that were assumed by the sector in 2009 for the purpose of financing Machine 8. On December 31, 2009, in the packaging products and cardboard sector, a decrease was recorded in accounts payable from NIS 18.1 million to NIS 15.8 million, as a result of a decrease in the provisions for government institutions, coupled with a decrease in the interest to be paid as a result of the decrease in long-term loans. In the office supplies marketing segment, the Other Accounts Payable item increased from NIS 5.6 million on December 31, 2008, to NIS 5.8 million on December 31, 2009.

•
The company’s shareholders' equity increased from NIS 757.6 million as at December 31, 2008, to NIS 858.4 as at December 31, 2009. This change originated primarily from the net profit attributed to the company's shareholders between the periods, in the sum of NIS 91.2 million.

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3.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 350.7 million in 2009, as compared with NIS 230.1 million in 2008. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of NIS 333 million (NIS 56 million net of supplier credit). Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

Regarding the examination of the need for impairment of fixed assets, see note 3.62 the financial statements dated September 30, 2009, along with note 4.3.5 the financial statements dated December 31, 2009.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 847.6 million as at December 31, 2009, as compared with NIS 785.3 million as at December 31, 2008. The long-term liabilities increased in relation to last year, primarily as a result of long-term loans that were assumed, designated for the financing of payments on account of Machine 8. This increase was offset as a result of the repayment of the old debenture series, coupled with the repayment of a capital note to an associated company and the cash flows from operating activities.

The long-term liabilities include primarily three series of debentures and the following long-term bank loans:

Series 2 – NIS 131.7 million, for repayment until 2013.

Series 3 – NIS 197.8 million, for repayment until 2018.

Series 4 – NIS 235.6 million, for repayment until 2015.

Long-term loans – NIS 281.6 million.

The balance of short-term credit, as at December 31, 2009, amounted to NIS 131.6 million, as compared with NIS 77.7 million at December 31, 2008.

Subsequent to the balance sheet date, the company assumed a long-term loan denominated in NIS, from a bank, in the sum of NIS 70 million.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option see note 5.2.3 to the annual financial statements dated December 31, 2009.

The difference between the value of the liabilities according to the agreement - NIS 64.0 million - as compared with the value of the liabilities through fair value - NIS 12.0 million - amounts to NIS 52.0 million.

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Liability on account of the Put option to a shareholder at an associated company, as at December 31, 2009 in December 31, 2008, is presented in the sum of NIS 12.0 million, and NIS 13.9 million, respectively.

On account of the Put option, other incomes of NIS 1.9 million were recorded in 2009, as compared with other expenses of NIS 10.0 million in 2008.

The principal factors behind the change in the fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the Hadera paper share that serve for the calculation of the value of the option.

C.	Liquidity

Cash Flows

The cash flows from operating activities in 2009 amounted to NIS 179.2 million, as compared with NIS 113.9 million in 2008. The increase in the cash flows from operating activities in 2009 in relation to 2008, originated primarily from the reduced working capital in the reported period, that amounted to NIS 39.6 million, as compared with a decrease of NIS 30.0 million last year. The decrease in working capital in 2009 originated primarily from the decrease in inventory balances, an increase in accounts payable balances as mentioned above as well as from dividends net of income from the repayment of capital note, received from an associated company in the sum of NIS 45.4 million.

D.	Details of the Various Operations

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 1,237.6 million in 2009, as compared with approximately NIS 1,208.7 million last year, representing an increase of 2.4%. The sales turnover of Hogla Kimberly Israel amounted to NIS 312.9 million in the fourth quarter this year, as compared with NIS 293.9 million in the corresponding quarter last year, representing an increase of 6.5% and as compared with NIS 298.7 million in the third quarter this year.

The increase in sales in relation to last year originated primarily as a result of the quantitative growth, alongside the growth of the market and in certain categories, even a growth in market share. Growth was also recorded in the share of premium products in some of the categories.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 210.0 million in 2009, as compared with approximately NIS 169.0 million in 2008, representing an increase of 24.3%. In the fourth quarter of 2009, the operating profit amounted to NIS 55.0 million, as compared with an operating profit of NIS 42.4 million in the corresponding quarter last year and as compared with NIS 52.7 million in the third quarter this year.

The improvement in the operating profit in relation to last year is attributed to the said improvement in the quantities sold and in the selling prices of some of the range of products, along with improved efficiency, while recording growth in the output capacity of certain manufacturing facilities. This improvement is partially attributed to the global decrease in input prices - primarily those of pulp and imported waste. On the other hand, Hogla Kimberly took a hit in 2009, as an importer of inputs and finished products, due to a devaluation averaging 9.6% between the exchange rate of the NIS vis-à-vis the dollar between the years. It should be noted that in 2008, Hogla Kimberly received compensation of NIS 4.5 million related to damages caused during the Lebanon war, included in operating profit.

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The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 493.6 million (approximately $127.7 million) in 2009, as compared with approximately NIS 412.7 million (approximately $116.3 million) last year, representing an increase of 19.6%. The sales turnover of KCTR amounted to NIS 113.3 million in the fourth quarter this year, as compared with NIS 99.1 million in the corresponding quarter last year, representing an increase of 14.3% and as compared with NIS 117.5 million in the third quarter this year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base and to bring about the resulting increase in sales and enhancement of the Huggies® and Kotex® brands.

See also section A(2)a(3.4) above with respect to the strategic investment in Turkey.

In 2009, KCTR recorded an operating loss of NIS 16.1 million, as compared with an operating loss of approximately NIS 33.4 million last year. In the fourth quarter of 2009, the operating loss amounted to NIS 2.4 million, as compared with an operating loss of NIS 4.0 million in the corresponding quarter last year and as compared with operating profit of NIS 0.5 million in the third quarter this year.

The necessary funds for financing the strategic program in Turkey and for financing the current operations and investments, originates primarily from internal resources of Hogla Kimberly (Approximately $15.0 million in 2009). In early 2008, KCTR repaid the balance of outstanding loans that it still had with the banks, amounting to $25 million. Consequently, KCTR incurred no financial expenses this year, leading to an additional reduction of the net loss. This financing was made by way of a shareholder investment in the shareholders' equity of KCTR, as part of the operations for expanding the equity base.

2.	Mondi Hadera Paper (Mondi Hadera – Fine Paper)

The sales of fine paper amounted to 181.1 thousand tons in 2009, as compared with 178.8 thousand tons in 2008.

The sales turnover of fine paper amounted to NIS 669.2 million in 2009, as compared with NIS 732.3 million in 2008, representing a decrease of 8.6%. The sales turnover of fine paper amounted to NIS 157.4 million in the fourth quarter of the year, as compared with NIS 159.1 million in 2008, representing a decrease of 1.1%.

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The operating profit of Mondi Hadera amounted to NIS 40.5 million in 2009, as compared with an operating profit of NIS 34.1 million in 2008, representing an increase of 18.8%. The operating profit in the fourth quarter of 2009 amounted to NIS 11.6 million, as compared with an operating profit of NIS 6.7 million in the corresponding quarter in 2008 and as compared with operating profit of NIS 13.0 million in the third quarter this year.

The trend of decreasing selling prices continued in 2009. Prices in the local market fell by 10% in relation to last year, when and export markets prices fell by 8% in NIS terms. In 2009, the company began selling paper to the United States and to Europe at prices that were higher than the selling prices in the Middle East, a fact that serve to moderate the decrease in the selling prices of export markets.

Mondi Hadera is expanding its export operations to include penetration into new and more profitable markets in the eastern United States. This will render it possible to increase the margin of the future export mix, to compensate for the rise in pulp prices in the second half of 2009.

The increase in operating profit this year in relation to 2008, despite the decrease in prices mentioned above, originated primarily as a result of the decrease in the average pulp prices in 2009 in relation to 2008, in NIS terms, by a rate of approximately 26%. The rise in the operating profit in the fourth quarter of 2009, in relation to the fourth quarter of 2008, originated from the decrease in the average pulp prices as mentioned above, coupled with an improvement in the gross margin of the sale of purchased paper by Mondi (15.2% in the fourth quarter as compared with 11.6% in the corresponding quarter last year).

In the fourth quarter of 2009, an increase was recorded in pulp prices, as average pulp prices rose by 11.5% in NIS terms in the fourth quarter of the year, as compared with the third quarter of the year. This increase was led to a slight drop in the operating profit in the fourth quarter of 2009 in relation to the third quarter of the year.

3.	Carmel Container Systems - Packaging and Board Products

The aggregate sales turnover of Carmel (including Frenkel-CD) amounted to NIS 484.3 million in 2009, as compared with NIS 512.6 million last year (a decrease of 5.5%).

In 2009, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 383.0 million, as compared with NIS 417.7 million last year (a decrease of 8.3%). The consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 99.6 million in the fourth quarter this year, as compared with NIS 101.2 million in the corresponding quarter last year, representing a decrease of 1.6% and as compared with NIS 87.3 million in the third quarter this year.

Carmel maintained relative stability in the quantities sold in the corrugated board market, despite the drop that was recorded in 2009 in the high-tech market and its influence upon demand for high-tech products packaging, due to the global crisis. Despite the relative stability in the quantitative volumes as mentioned above, the decrease in selling prices across all sectors led to a reduction in the sales turnover in 2009.

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The consolidated operating profit of Carmel amounted to NIS 12.8 million in 2009, as compared with an operating loss of NIS 6.8 million last year.

The improvement in the operating profit of Carmel, despite the quantitative stability in sales originated primarily from the decrease in input prices, coupled with the implementation of an aggressive efficiency program that served to compensate for the erosion in selling prices. Moreover, Carmel recorded an expenditure of NIS 13.5 million in 2008 on account of hedging transactions to peg the US dollar exchange rate.

The consolidated operating profit of Carmel in the fourth quarter of 2009 amounted to NIS 5.9 million, as compared with an operating loss of NIS 0.9 million in the corresponding quarter in 2008 and as compared with operating profit of NIS 2.2 million in the third quarter this year. The improvement in the operating profit in the fourth quarter in relation to the loss last year originates primarily from the quantitative increase in sales in relation to the corresponding quarter, coupled with the sharp decrease in input prices in relation to the corresponding quarter last year. Moreover, Carmel recorded an expenditure of NIS 0.6 million in the fourth quarter last year, on account of hedging transactions to peg the US dollar exchange rate. The aggregate operating profit of Carmel (including Frenkel-CD) amounted to NIS 14.3 million in 2009, as compared with an operating loss of NIS 6.5 million last year.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 339.2 million in the reported year, as compared with NIS 407.3 million last year, representing a decrease of 16.6%. The division’s sales turnover in the fourth quarter totaled NIS 88.3 million, as compared with NIS 85.2 million in the corresponding quarter last year and NIS 88.7 million in the third quarter of the year.

The quantitative sales of packaging paper amounted to 142.9 thousand tons in 2009, as compared with 146.1 thousand tons last year.

The sales of paper and cardboard waste by Amnir amounted to 194.2 thousand tons in 2009, as compared with 204.7 thousand tons last year.

The decrease in the sales turnover originated partially from the quantitative decrease in sales, that was caused by the slowdown in the local market coupled with preparations for the development of new markets overseas, that led to the channeling of sales toward exports along with a decrease in selling prices at Amnir and in packaging paper and as a result of the impact of dumping prices due to imports from Europe (see reference to dumping and actions initiated in this respect in section A 2 (a) 2, above).

The division concluded 2009 with an operating loss of approximately NIS 20.9 million, as compared with an operating profit of NIS 34.8 million last year. The division’s operating loss in the fourth quarter of the year amounted to NIS 6.4 million, as compared with an operating loss of NIS 1.2 million in the corresponding quarter last year and an operating loss of NIS 6.6 million in the third quarter this year.

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The deterioration in the operating profit in the reported period in relation to the preceding year, is primarily attributed to the aforesaid decrease in selling prices, that also originated from dumping prices, coupled with a decrease in the quantities sold. Consequently, extensive efficiency measures have been implemented at Amnir, both at the packaging paper plant and at the plastic recycling plant, which helped to significantly offset the substantial loss incurred by the packaging paper segment and will lend support to the expected continued improvement over the next several months, following the operation of Machine 8.

This trend began to change in the fourth quarter of the year, primarily as a result of an improvement in the quantities sold and in the selling prices. The impact of this improvement is not evident in the reported results primarily due to the continuing acceleration in the export of packaging paper (so as to build a customer base), at the expense of the local market.

The above information pertaining to the expected the selling prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global paper markets as well as changes in the supply and demand for paper products worldwide.

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover in 2009 amounted to NIS 151.0 million as compared with NIS 131.1 million last year, representing an increase of 15.2%. The sales turnover of Graffiti amounted to NIS 42.1 million in the fourth quarter this year, as compared with NIS 34.7 million last year, representing an increase of 21.3% and as compared with NIS 39.7 million in the third quarter this year.

In 2009, Graffiti recorded an operating profit of NIS 4.0 million, as compared with an operating profit of NIS 3.2 million last year, representing an increase of 25%. Graffiti's operating profit in the fourth quarter of 2009 amounted to NIS 1.2 million, as compared with operating profit of NIS 0.8 million in the fourth quarter last year. The increase in operating profit in 2009 originated primarily from the increase in sales as a result of the acquisition of the Yavne - Pitango client portfolio last year, coupled with a decrease in general and administrative expenses, along with efficiency measures and savings in purchasing.

At the beginning of August 2008, Graffiti purchased the operations of Yavne Pitango 2000 (1994) Ltd., which was also engaged in the marketing of office equipment and supplies to businesses and institutions in Northern Israel. The sales turnover of Yavne Pitango shortly before the execution of the transaction was estimated at NIS 20 million. The additional sales by Graffiti resulting from the operations of Yavne Pitango in 2009 amounted to approximately NIS 19.8 million.

Graffiti continues to implement its plan for growth in the marketing of office supplies to businesses market and is taking several courses of action in order to establish its position as a leader in this market:

21

Graffiti is constantly working to improve the procurement network, with an emphasis on imports from the Far-East that will serve to significantly reduce purchasing costs, aiming to improve the gross and operating profitability.

In 2010, Graffiti, together with other companies in the group, is scheduled to relocate to a modern and efficient distribution center in Modiin, that would allow to significantly cut operating costs, while enabling continued growth in sales and profit.

In the reported period, Graffiti continued the development of the IT platform that will enable the acceleration of growth and profit alongside the improvement of customer service, in complement to the modern setup at the new distribution site.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of these exposures. True to December 31, 2009, the Company entered into hedging transactions in the sum of 11.5 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

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Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to long-term loans, in the total sum of NIS 356.2 million.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The company continues to regularly monitor hedging prices for covering its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

The company also enjoys natural hedging due to the current debt of an associated company that is linked to the consumer price index.

Credit Risks

 Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credits insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at December 31, 2009:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-09	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Series 2 Debentures	1,247	626	(136,715)	(631)	(1,266)
Series 3 Debentures	3,160	1,590	(207,266)	(1,611)	(3,442)
Series 4 Debentures	2,729	1,371	(266,721)	(1,383)	(2,779)
Loan A - fixed interest	148	74	(23,350)	(75)	(150)
Loan B - fixed interest	1,500	754	(111,745)	(763)	(1,534)
Loan C	135	68	(24,119)	(68)	(136)
Long-term loans and capital notes – granted	(195)	(98)	50,980	98	197

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2009).

Regarding the terms of the debentures and other liabilities – See Note 9 to the annual financial statements dated December 31, 2009.

Regarding long-term loans and capital notes granted - See Note 5 to the annual financial statements dated December 31, 2009.

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U
Sensitivity of euro-linked instruments to changes in the euro exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-09	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	203	101	2,027	(101)	(203)
Designated deposits	2,395	1,197	23,949	(1,197)	(2,395)
Other Accounts Receivable	508	254	5,075	(254)	(508)
Other Accounts Payable	(7,258)	(3,629)	(72,583)	3,629	7,258
NIS-€ forward transaction	5,123	1,994	(1,114)	(4,264)	(7,393)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-09	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
Cash and cash equivalents	495	247	4,945	(247)	(495)
Other Accounts Receivable	1,271	635	12,707	(635)	(1,271)
Other Accounts Payable	(4,082)	(2,041)	(40,820)	2,041	4,082
Liabilities at fair value through the statement of income	(1,198)	(599)	(11,982)	599	1,198

Other accounts receivable reflect primarily short-term customer debts
Capital note – See Note 5 to the financial statements

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Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-09	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
NIS-CPI forward transactions	2,000	1,000	3,052	(1,000)	(2,000)
Bonds 2	(4,145)	(2,073)	(207,266)	2,073	4,145
Bonds 3	(2,734)	(1,367)	(136,715)	1,367	2,734
See Note 17c to the financial statements

Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-09	Profit (loss) from changes
	Revaluation of Yen 10%	Revaluation of Yen 5%		Devaluation of Yen 5%	Devaluation of Yen 10%
In NIS thousands
Accounts Payable	260	130	2,605	(130)	(260)

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at December 31, 2008:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-08	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Series 1 Debentures	(16)	(8)	(7,537)	8	16
Series 2 Debentures	(1,866)	(937)	(155,637)	947	1,903
Series 3 Debentures	(3,979)	(2,005)	(195,959)	2,037	4,105
Series 4 Debentures	(3,956)	(1,990)	(269,078)	2,013	4,050
Other liabilities	(134)	(57)	(31,359)	68	136
Long-term loans and capital notes - granted	212	106	49,355	(106)	(213)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4.5% in 2008).

Regarding the terms of the debentures and other liabilities – See Note 9 to the financial statements

Regarding long-term loans and capital notes granted - See Note 5 to the financial statements
U

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Sensitivity of euro-linked instruments to changes in the euro exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-08	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	268	134	2,681	(134)	(268)
Designated deposits	12,575	6,287	125,747	(6,287)	(12,575)
Other Accounts Receivable	321	160	3,206	(160)	(321)
Supplier engagement transaction - Alstom	(92)	(46)	(922)	46	92
Other Accounts Payable	(2,397)	(1,198)	(23,969)	1,198	2,397
PUT options	-	-	(836)	(2,088)	(3,412)
NIS-€ forward transaction	12,293	6,996	1,304	(3,599)	8,896)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-08	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
In NIS thousands
Cash and cash equivalents	233	116	2,327	(116)	(233)
Other Accounts Receivable	1,472	736	14,722	(736)	(1,472)
Accounts Payable	(3,246)	(1,623)	(32,549)	1,623	3,246

Other accounts receivable reflect primarily short-term customer debts.
Capital note – See Note 5d to the financial statements Accounts payable reflect primarily short-term liabilities to suppliers.

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-08	Profit (loss) from changes
	2% increase in CPI	1% increase in CPI		1% Decrease in CPI	2% Decrease in CPI
In NIS thousands
NIS-CPI forward transaction	1,800	900	1,649	(900)	(1,800)

26

Linkage Base Report Below are the balance sheet items, according to linkage bases, as at December 31, 2009:
In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	19.3		5.0	2.0		26.3
Short-term deposits and investments	103.7			23.9		127.6
Other Accounts Receivable	398.7	1.1	13.3	5.1	4.6	422.8
Inventories					175.9	175.9
Investments in Associated Companies	17.8	36.7			286.5	341.0
Deferred taxes on income					29.7	29.7
Fixed assets, net					1,126.4	1,126.4
Intangible Assets					27.1	27.1
Land under lease					37.6	37.6
Other assets					1.3	1.3
Assets on account of employee benefits						0.6
Total Assets	540.1	37.8	18.3	31.0	1,689.1	2,316.3
Liabilities
Short-term credit from banks	131.6					131.6
Other Accounts Payable	252.6		43.4	72.6		368.6
Current tax liabilities	2.7					2.7
Deferred taxes on income					58.1	58.1
Long-Term Loans	253.5	28.1				281.6
Notes (debentures) – including current maturities	237.9	328.1				566.0
Liabilities on account of employee benefits	37.3					37.3
Liabilities at fair value through the statement of income			12.0			12.0
Shareholders’ equity, reserves and retained earnings					858.4	858.4
Total liabilities and equity	915.6	356.2	55.4	72.6	916.5	2,316.3
Surplus financial assets (liabilities) as at Dec-31-2009	(375.5)	(318.4)	(37.1)	(41.6)	772.6	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

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Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at December 31, 2008:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	8.1		2.3	2.7		13.1
Short-term deposits and investments	123.9			125.7		249.6
Other Accounts Receivable	396.0	0.9	15.8	3.2	3.9	419.8
Inventories					168.8	168.8
Current tax assets	6.3					6.3
Investments in Associated Companies	53.0				265.1	318.1
Deferred taxes on income					29.8	29.8
Fixed assets, net					767.6	767.6
Intangible Assets					31.5	31.5
Other assets					38.9	38.9
Assets on account of employee benefits	0.6					0.6
Total Assets	587.9	0.9	18.1	131.6	1,305.6	2,044.1
Liabilities
Short-term credit from banks	77.7					77.7
Other Accounts Payable	240.3		36.8	24.0		301.1
Financial liability at fair value through the statement of income			13.9			13.9
Deferred taxes on income					76.6	76.6
Long-term loans, including current maturities	124.0	35.2				159.2
Notes (debentures) – including current maturities	238.6	354.7				593.3
Liabilities on account of employee benefits	31.9					31.9
Other Liabilities	32.8					32.8
Shareholders’ equity, reserves and retained earnings					757.6	757.6
Total liabilities and equity	745.3	389.9	50.7	24.0	834.2	2,044.1
Surplus financial assets (liabilities) as at Dec-31-08	(157.4)	(389.0)	(12.6)	107.6	471.4

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

Hadera Paper is also exposed to tax related issues at KCTR, as detailed in Note 12j to the financial statements dated December 31, 2009.

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F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	Donations and Contributions

Hadera Paper Group has continued to implement its policy for corporate and social responsibility and has continued to invest both efforts and resources in matters related to community involvement and contribution. The company's employees and managers at the various sites are all taking an active part in community involvement, in supporting teenagers and primarily in working toward reducing social inequalities and in providing equal opportunity for education and for personal accomplishments within the framework of the company and the community.

As part of this policy, the company makes contributions to various institutions active in the said areas. The Group's contributions amounted to NIS 448 thousand in 2009.

In parallel, through its employees, the Company also participates in volunteer activity in the community, for promoting these same objectives.

This year the company focused on donations to youth clubs, community centers operating in the afternoons - with the intention of fortifying and enriching teenagers while granting them a proper opportunity.

Moreover the company is active in the granting of student scholarships, through the Shenkar Foundation, that was established by the company together with its Austrian strategic partner in Mondi Hadera. Assistance was also provided to two projects: A women's club in Um-el-Fahem and a children's club in the Eastern Worker neighborhood of Hadera, as well as for the purchase of computers for the youth center in Hadera. The total contributions of the company through the Shenkar Foundation amounted to NIS 101 thousand.

2.	Members of the Board of Directors Possessing Financial Skills and Qualifications

The minimum number of company directors possessing accounting and financial qualifications and skills was determined to be two for the company, in consideration of the nature of the accounting and financial issues that are raised in the preparation of the company’s financial statements, in view of the company’s areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the company, including reporting duties

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The members of the company’s board of directors who possess accounting and financial qualifications and skills are:

Avi Yehezkel -
Holds a degree in Economics from Tel Aviv University and a Masters' degree in Law from Bar-Ilan University. External director at Bank Yahav. Served as a Knesset member between 1992-2003, intermittently as Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.

Itzhak Manor -	Holds an MBA from Hebrew University. Serves as director at various publicly-traded and privately-held companies within the IDB Group; Chairman of companies in the David Lubinsky Group Ltd.
Amos Mar-Haim -
Holds a BA in economics and an MBA from Hebrew University. Formerly served and currently serves as Chairman or Deputy Chairman at publicly-traded or privately-held companies. Member of the Israeli Accounting Standards Board.

Amir Makov -
Holds a Law degree from Hebrew University and a Chemical Engineering degree (BSc) from the Haifa Technion. Serves as Chairman of the Israel Petroleum and Gas Institute, served as CEO of Haifa Chemicals Ltd., Sonol Israel Ltd..  Served and serves as a director of various publicly-traded and privately-held companies including Leumi Card Ltd., Dead Sea Works Ltd., Dead Sea Bromine Ltd. and more.

3.	The Company’s Internal Auditor

a.	Auditor’s Name: Eli Greenbaum In the position since: July 16, 2006 Credentials: CPA

b.	The Auditor is employed by the Company.

c.
The Company’s Audit Committee has approved the appointment of the Auditor on March 7, 2006. The Auditor is a CPA by training and has dealt in Treasury positions at the Company for 20 years and consequently possesses the necessary skills for the job.

d.	The Internal Auditor is supervised by the General Manager.

e.
The work plan for internal auditing is annual. The work plan is determined on the basis of: A five-year plan, covering numerous issues that were approved by the Audit Committee according to the auditing needs of the Company and covers issues that the Internal Auditor believes warrant his examination and consideration in the course of the current year. The work plan is determined by the Internal Auditor and the Audit Committee. The work plan is approved by the Audit Committee. The judgment of the Internal Auditor in terms of deviations from the audit program, subject to the approval of the Company’s Audit Committee.

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f.	The Internal Auditing program includes auditing topics in corporations that constitute significant holdings of the Company.

g.
Volume of employment in 2009: Full-time job as Auditor, plus a part-time assistant. The auditing hours number a total of 250 average monthly hours, totaling 3,000 hours annually, divided equally between the corporation and its investee companies:

Audited body	Estimated hours of audit annually
Internal auditing at the Company	370 hours
Auditing at investee companies	2,630 hours
Total hours	3,000 hours

During 2009 a certain decrease in the auditing hours occur, originated primarily from the retirement of one of the employees of the Auditing Department. The company did not allocate another employee to replace the one that retired, since there exists a team dealing in the execution and implementation of internal auditing processes as part of the SOX procedures, to which the company is committed since it is traded on AMEX. The company believes that these procedures are complementary to the internal auditing work. The internal auditor conducts his audit in accordance with acceptable professional standards for internal audit in Israel and overseas, and according to the Company's Board of Directors, based on the assessment of the Company's Audit Committee, the internal auditor complies with the requirements set forth in those standards.

h.	The Company declares that it has granted the Internal Auditor free, constant and direct access to all the information at the disposal of the Company and the investee companies.

i.	Audit reports were submitted in writing and discussed on the following dates:

Submitted	Discussed
4.3.09	8.3.09
6.5.09	10.5.09
5.8.09	9.8.09
4.11.09	8.11.09

j.
The scope of employment of the Internal Auditor is determined according to a cycle that renders it possible to audit all the significant topics at the Company, once every few years.

This scope of activity, the nature, the continuity of operation and the work plan of the Internal Auditor – are reasonable – according to the estimation of the Company’s Audit Committee, while rendering it possible to realize the Internal Audit objectives of the organization.

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k.	The Auditor is employed by the Company. The Board of Directors believes that the compensation received by the Internal Auditor does not influence his professional judgment.

4.	Senior Employee Compensation

In determining the compensation and bonuses of senior employees, the directors and Compensation Committee took into consideration the position and standing of each executive and his contribution to the operations and business of the Company. The labor wage expenses and benefits granted to senior executives and position holders are reasonable and reflect the company's accomplishments and are comparable with market standards.

In January 2008, the board of directors decided to adopt a senior employee stock option plan. In the first quarter of 2008, a sum of 250,500 stock options were allocated to senior employees at associated and consolidated companies, and on January 8, 2009 - a sum of 34,000 options were granted, out of the 35,250 allocated to the trustee, for future granting. Total general expenses for this program are estimated at NIS 15.5 million, as at the date they were granted. The plan's impact on the consolidated financial statements is estimated at NIS 13.8 million.

In November 2009, the Group's CEO announced that he was resigning his position, effective December 31, 2009. For details regarding payments to the retiring Group CEO, see regulation 21- Remuneration of Senior Officers, Appendix D to the Company's Periodical Report for 2009.

As part of the alignment with the global economic crisis, the Company's management adopted a policy of mutually-agreed pay cuts for executives. In this framework, the senior executives and position holders mutually consent to waiving between 8% and 10% of their wages in 2009.

5.	Auditing CPA Fees

Current Fees

In 2009, fees paid to the Company's auditing CPA, inclusive of audit services - including audits of internal auditing for financial reporting - amounted to $220 thousand, as compared with $326 thousand in 2008. The hours invested by the auditing CPAs on account of these services amounted to 6,267 and 7,190 hours in the years 2009 and 2008, respectively.

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Below are details of the total fee payable to the auditing CPA of the Company and its subsidiaries in the reported year and in the preceding year:

	2009		2008
	Thousands of $	Hours	Thousands of $	Hours
Corporate auditing and auditing of tax reports for the company (including shelf prospectus in 2008).	135,000	4,506	206,000	5,140
Auditing of internal auditors	65,700	1,100	73,000	1,200
Miscellaneous	19,700	421	46,800	850
Total	220,400	6,027	325,800	7,190

6.	External Directors

The Company chose not to include in its articles of association the provision with regard to the percentage of external board members.

7.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

8.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

The Company's Board of Directors has appointed the Company's Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company's auditing CPAs, who are instructed to present the principal findings - if there are any - that surfaced during the audit or review process, as well as by the Internal Auditor.

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 The Committee conducts its examination via detailed presentations from company executives and others, including: CEO - Ofer Bloch, and CFO - Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions - if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 20 to the financial statements dated December 31, 2009.

2.	Critical Accounting Estimates

Regarding critical accounting estimates, see Note 4 of the financial statements dated December 31, 2009.

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I.	Dedicated Disclosure to Debenture Holders

For details regarding the rating of debentures, see Note 15 the  attached periodical report for the year 2009.

1.	Sources of Finance

See Section B2 - Financial Liabilities and further details in the table below.

2.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total stated value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Nominal par value as at Dec-31-09	Book value of debenture balances as at Dec-31-09	Book value of interest to be paid as at Dec-31-09	Market value as at Dec-31-09
In NIS millions
Series 2	Dec 2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest On December 21 In the years 2004-2013	114.3	131.7	0.2	136.7
Series 3	Jul 2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	187.5	197.8	4.5	207.3
Series 4	Jul-Aug 2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	235.6	235.6	8.3	266.7

Comments:

1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.
4.
The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 972-3-5170777).

5.
The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and /or Ms. Merav Ofer-Oren (telephone: 972-3-5272272).

6.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat Chairman of the Board of Directors	Ofer Bloch CEO

35

Exhibit 3

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2009

HADERA PAPER LTD

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

Report of Independent Registered Public Accounting Firm

To the shareholders of
Hadera Paper ltd.

We have audited the accompanying consolidated statements of financial position of Hadera Paper Ltd. (“the Company”) as of December 31, 2009 and 2008, and the related consolidated Income Statements, consolidated statements of comprehensive income and consolidated statements of changes in shareholders' equity and consolidated Statements of cash flows of the Company for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 17% and 20% of total consolidated assets as of December 31, 2009 and 2008, respectively, and whose revenues constitute approximately 54% and 25% of total consolidated revenues for the year ended December 31, 2009 and 2008, respectively.

Likewise we did not audit the financial statements of certain associated companies, in which the Company's share in their profits or losses is a net amount of 1,440 and 7,267 Thousands NIS, for the years ended December 31, 2008 and 2007 respectively. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973 This standard require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and her subsidiaries basis as of December 31, 2009 and 2008, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the three years in the period ended December 31, 2009, in conformity with international financial reporting standards (IFRS) and in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

Brightman Almagor Zohar& Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
March 7, 2010

HADERA PAPER LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2 0 0 9	2 0 0 8
		NIS in thousands

Assets
Current Assets
Cash and cash equivalents	2f	26,261	13,128
Designated deposits	2f	127,600	249,599
Accounts receivable:	14a
Trade receivables		323,882	318,926
Other receivables		98,897	100,888
Current tax assets		-	6,271
Inventories	14b	175,944	168,755
Total Current Assets		752,584	857,567

Non-Current Assets
Fixed assets	6	1,126,360	767,542
Investments in associated companies	5	340,975	318,101
Deferred tax assets	12	29,745	29,848
Deferred lease expenses	7	37,630	36,344
Other intangible assets	8	27,084	31,519
Other assets		1,298	2,549
Employee benefit assets	10	649	624
Total Non-Current Assets		1,563,741	1,186,527

Total Assets		2,316,325	2,044,094

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the financial statements: March 7, 2010

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2 0 0 9	2 0 0 8
		NIS in thousands

Liabilities and Equity
Current Liabilities
Credit from banks and others	9b, 14c	131,572	77,655
Current maturities of long-term notes and long term loans	9a, b	149,940	76,469
Trade payables	14d	255,895	195,020
Other payables and accrued expenses	14d	112,745	* 104,943
Short term employee benefit liabilities	10a	22,421	* 17,478
Other financial liabilities	9d	-	32,770
Financial liabilities at fair value through profit and loss	2q(2)	11,982	13,904
Current tax liabilities		2,760	-
Total Current Liabilities		687,315	518,239

Non-Current Liabilities
Loans from banks and others	9b	225,802	121,910
Notes	9a	471,815	554,124
Deferred tax liabilities	12	58,053	76,641
Employee benefit liabilities	10a	14,911	* 15,551
Total Non-Current Liabilities		770,581	768,226

Capital and reserves	11
Issued capital		125,267	125,267
Reserves		307,432	299,949
Retained earnings		399,346	306,097
capital and reserves attributed to shareholders		832,045	731,313

Minority Interests		26,384	26,316

Total capital and reserves		858,429	757,629

Total Liabilities and Equity		2,316,325	2,044,094

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 7
		NIS in thousands

Revenue	14e	891,995	673,484	583,650
Cost of sales	14f	765,677	542,387	440,739

Gross profit		126,318	131,097	142,911

Selling, marketing, general and administrative expenses	14g
Selling and marketing expenses		71,998	45,674	31,344

General and administrative expenses		58,967	54,970	35,991

Other (income) expenses, net	14l	(20,234)	(4,898)	4,467

Total expenses		110,731	95,746	71,802

Profit from ordinary operations		15,587	35,351	71,109

Finance income	14j	4,727	12,069	10,648
Finance expenses	14k	22,992	27,112	32,817

Finance expenses, net		18,265	15,043	22,169
Profit (loss) after financial expenses		(2,678)	20,308	48,940

Share in profit of associated companies, net	5b	87,359	51,315	856
Profit before taxes on income		84,681	71,623	49,796

Taxes on income	12e	(7,067)	3,663	18,261

Profit for the year		91,748	67,960	31,535

Attributed to:
Company shareholders		91,230	69,710	31,535
Minority interests		518	(1,750)	-

		91,748	67,960	31,535

Earning for regular share of NIS 0.01 par value (see note 15):		NIS
Primary attributed to Company shareholders		18.03	13.77	7.63

Fully diluted attributed to company shareholders		18.03	13.77	7.62

Number of share used to compute the primary earnings per share		5,060,788	5,060,774	4,132,728

Number of share used to compute the fully diluted earnings per share		5,060,788	5,060,774	4,139,533

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Comprehensive Income	91,748	67,960	31,535

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	5,191	(2,306)	-
Allocation to the income statement on account of cash flow hedging transactions, net	(1,128)	-	-
Actuarial profit (loss) from defined benefit plans, net	477	(1,501)	-
Revaluation from step acquisition	-	17,288	-
Share in Other Comprehensive Income of associated companies, net	(507)	(29,111)	3,158
Share in other comprehensive income associated companies, which allocated to the income statements, net	1,163	1,017	17
Total Other Comprehensive Income for the period, net	5,196	(14,613)	3,175
Total Comprehensive Income for the period	96,944	53,347	34,710

Attributed to:
Company shareholders	96,428	55,115	34,710
Minority interests	516	(1,768)	-
	96,944	53,347	34,710

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium of share	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428	516	96,944
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971

For the year ended December 31, 2008:
Total Comprehensive Income for the year	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115	(1,768)	53,347
First transfer to consolidation – creating minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227
Balance – December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium on shares	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
Year ended December 31, 2007

Balance – January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633
Total comprehensive income for the year	-	-	-	(635)	3,810	31,535	34,710
Issuance of shares (deduction of cost issuance in the amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645
Tax benefit on exercise of employee options into shares	-	-	983	-	-	-	983
Balance – December 31, 2007	125,267	301,695	3,397	(635)	3,810	236,437	669,971

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Cash flows – operating activities
Net Profit for the year	91,748	67,960	31,535
Taxes on income recognized in profit and loss	(7,067)	3,663	18,261
Finance expenses recognized in profit and loss, net	18,265	15,043	22,169
Capital profit on sale of fixed assets	(73)	(284)	1,403
Capital loss on sale investment in associated company	-	-	28
Share in profit of associated companies	(87,359)	(51,315)	(856)
Dividend received from associated company	61,814	-	-
Income from repayment of capital note to associated company	(16,418)	-	-
Depreciation and amortization	78,552	59,784	36,138
Share based payments expenses	3,762	4,913	-
Gain from negative goodwill	-	(14,664)	-
	143,224	85,100	108,678

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	22,373	66,805	(5,416)
Increase in inventories	(7,189)	(19,868)	(7,498)
Increase (Decrease) in trade and other payables	24,407	* (16,923)	18,646
Increase (Decrease) in financial liabilities at fair value through profit and loss	(1,922)	10,003	2,289
Increase (Decrease) in employee benefit	4,089	* (3,063)	2,913
	41,758	36,954	10,934

Tax Payments	(5,754)	(8,182)	(27,755)
Net cash generated by operating activities	179,228	113,872	91,857

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS (Cont.)

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Cash flows – investing activities
Acquisition of fixed assets	(350,685)	(230,053)	(83,363)
Acquisition of subsidiaries	-	(70,567)	-
Acquisition of other assets	(752)	(2,770)	-
Proceeds from sales of fixed assets	1,960	825	31,415
Decrease (Increase) in designated deposits	124,614	(255,244)	-
Interest received	1,565	7,764	1,716
Prepaid expenses with respect to an operating lease	(1,770)	(2,622)	(2,596)
Associated companies: Granting of loans to an associated company	(1,068)	(422)	(318)
Repayments of loans to an associated company	-	2,851	2,893
Proceeds from sale of investment of associated companies	-	-	27,277
Net cash by used in investing activities	(226,136)	(550,238)	(22,976)

Cash flows – financing activities
Proceeds from private share allocating	-	-	211,645
Proceeds from issuing notes	-	424,617	-
Short-term bank credit – net	53,917	(111,444)	(59,988)
Borrowings received from banks	159,674	39,448	-
Repayment of borrowings from banks and from others	(37,830)	(11,801)	(5,212)
Repayment of capital note	(32,770)	-	-
Interest Paid	(42,012)	(20,360)	(24,994)
Redemption of notes	(40,427)	(38,904)	(37,167)
Net cash generated by financing activities	60,552	281,556	84,284

Increase (decrease) in cash and cash equivalents	13,644	(154,810)	153,165
Cash and cash equivalents beginning of the year	13,128	167,745	13,621
Net foreign exchange differences	(511)	193	959
Cash and cash equivalents end of the year	26,261	13,128	167,745

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      -    DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in the production of packaging and cardboard products, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 19.

B.	Definitions:

The Company	- Hadera Paper Limited.

The Group	- the Company and its Subsidiaries.

Related Parties	- as defined by IAS 24.

Interested Parties	- as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	- as defined in the Israeli Securities law and annual Financial Statements, 2010.

NIS	- New Israeli Shekel.

CPI	- the Israeli consumer price index.

Dollar	- the U.S. dollar.

Subsidiaries	- companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Associated Companies	- companies in which the Group has significant influence and the Group investments in them, directly or indirectly are included in the financial statements using the equity method.

Affiliated Companies	- Subsidiaries and associated companies.

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Statement regarding the implementation of International Financial Reporting Standards (IFRS)

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (hereinafter – IFRS).

The principal accounting policies described in the following notes were applied in a manner consistent with previous reporting periods presented in these consolidated financial statements, except for changes in the accounting policy arising from the implementation of standards, amendments to standards and interpretation that entered into effect on the date of the financial statements, as specified in Note 3 below

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The financial statements are drawn up in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010 (hereinafter – "Financial Statements Regulations").

C.	Operating cycle period

The Company's operating cycle period is 12 months

D.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

•	Derivative financial instruments measured by fair value.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2 X below.

E.	Foreign currencies

(1) Functional currency and presentation currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2Z (3) as follows with regard to the exchange rate and the changes in them during the reported period.

(2) Translation of transactions that are not in the functional currency

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Foreign currencies (cont.)

(3) Method of recognizing exchange rate differentials

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (Hedge accounting details are set out in Note 2R below) and for rate differences of loans taken in different currency then NIS (see note 2N below).

(4) Translation of financial statements of associated companies whose functional currency is not the New Israeli Shekel (NIS).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of affiliated company (mainly because of it's investment in a subsidiary company that presents it's financial statements in foreign currency) are expressed in NIS using exchange rates prevailing for the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate for the end of the reporting period.

F.	Cash and cash equivalents

Cash and cash equivalents include deposits that can be withdrawn anytime as well as short-term bank deposits that are not restricted in use, with a maturity of three months.

Deposits that are restricted in use or whose maturity at the time of investment is greater than three months but less than one year are classified under designated deposits.

G.	Consolidated Financial Statements

(1) General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Consolidated Financial Statements (cont.)

(1) General (cont.)

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) "Consolidated and Separate Financial Statements" see note 3C below.

(2) Minority interests

Minority interests in net assets (except for goodwill) of consolidated subsidiaries are presented separately under the Group's shareholders' equity. Minority interests include the sum of these interests on the date of the business combination (see below) as well as the share of minority shareholders in the changes that occurred in the capital of the consolidated company subsequent to the date of the business combination. Losses of consolidated subsidiaries that relate to minority, which exceed the minority interests in the shareholders' equity of the consolidated subsidiary, are allocated to minority interests up to the amount in which the minority has a valid obligation and ability to perform additional investments to cover the losses.

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3C below.

H.	Business combinations

Acquisitions of consolidated subsidiaries and activities are measured by using the purchase method. The cost of a business combination is measured based on the aggregate fair value (as of the date of exchange) of the assets acquired, liabilities incurred and capital instruments issued by the group in exchange for obtaining control in the acquired company, plus any acquisition costs incurred to the group which directly relate to the business combination. The identifiable assets of the acquired company, liabilities and contingent liabilities that meet the recognition criteria in accordance with IFRS 3 regarding business combinations are recognized at fair value on the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 regarding non-current assets held for sale and discontinued activities, which are recognized and measured at fair value net of selling costs.

Goodwill arising from the business combination is recognized as an asset and initially measured at cost, which represents the excess cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that were recognized. If, after re-assessment, the total group's interests in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceed the cost of the business combination, the excess must be immediately recognized in the income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.
Business combinations (cont.)

In business combinations, where control is obtained after several exchange transactions (acquisition in stages) the assets, liabilities and contingent liabilities of the acquired company will be measured at fair value on the date in which control was obtained, while the difference between their fair value on the date of the acquisitions that preceded the business combination and their fair value on the date of the business combination shall be carried to will be reported in other comprehensive income under "Profit (loss) from Acquisition step". The capital reserve created as a result of these valuations is transferred to retained earnings on the date in which the item in respect of which has been created is depreciated or amortized.

The interests of minority shareholders in the acquired company are initially measured on the date of the business combination in accordance with their pro rata share in the net fair value of the assets, liabilities and contingent liabilities that were recognized. As to the accounting policy with respect to minority interest see note 2G2 above.

As to the publication of IFRS 3 (amended) "Business Combinations", see note 3C below.

I.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the consolidated companies adapted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interests in that associate (which includes any long-term interest that, in substance, form part of the Group's net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

J.	Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Goodwill

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then, the remaining impairment loss is allocated to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss of disposal.
Regarding the amendment of IAS 36 as part of the IASB's annual improvements project for 2009, with respect to allocation of goodwill for the purpose of impairment, see note 3c, below.

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3C below.

K.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the following method:

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset's acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of qualifying assets also includes borrowing costs that should be capitalized as stated in Note 2N, below.

Spare parts which are not used on a current basis are designated for use in the context of items of fixed assets, where necessary. The reason for holding them is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In the light of this, spare parts that are not being used currently are presented with fixed assets and are depreciated at the date that they are installed on the items of fixed assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Property, plant and equipment (cont.)

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. The depreciation starts once the asset is ready for use and takes into consideration of the anticipated scrap value at the end of the asset's useful lives.

The annual depreciation and amortization rates are:	Useful life length

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

L.	Intangible assets

(1)       Intangible assets, except for goodwill

The useful life of intangible assets with an indefinite useful life is estimated at the end of each reporting year. The accounting treatment with respect to the useful life of an intangible asset that has changed from indefinite to finite is carried out prospectively.

Intangible assets with a definite useful life are amortized using the straight line method over the estimated useful life of the assets subject to an impairment test. The accounting treatment of the change in the estimated useful life of an intangible asset with a finite life is carried out prospectively.

As to the accounting treatment of goodwill see note 2J, above.

The useful life which is used to amortize intangible assets with a finite useful life is as follows:

Customer relations	5-10 years
Software	3 years

(2)       Intangible assets acquired under a business combination

Intangible assets acquired under a business combination are identified and recognized separately from goodwill when the meet with the definition of intangible asset and their fair value can be measured reliably. The cost of these intangible assets is their fair value on the date of the business combination.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Intangible assets (cont.)

(2)
Intangible assets acquired under a business combination (cont.)

In subsequent periods to the initial recognition, intangible assets acquired under a business combination are presented at cost less any accumulated amortization and subsequent accumulated impairment loss. The amortization of intangible assets with a finite life is calculated based on the straight line method over the estimated useful life of these assets. The estimated useful life and method of amortization are tested at the end of each reporting year while the effect of changes in the estimates useful life is accounted for prospectively.

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3C below.

M.	Impairment of value of tangible and intangible assets, excluding goodwill

At the end of each reporting period, the Group examines the book value of its tangible and intangible assets for the purpose of determining whether there are any indications that point towards losses from impairment of value of these assets. Should there be any such indications, the recoverable amount of the asset is estimated for the purpose of determining the amount of the loss from impairment of value that was created, if at all. If it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash- generating unit to which the asset is relevant. Shared assets are also allocated to individual cash generating units to the extent that a reasonable and consistent basis can be identified for such allotment. Should allocating the shared assets to individual cash generating units on the above basis not be feasible, the shared assets are allocated to the smallest groups of cash generating units as to which a reasonable and consistent basis for allocation can be identified.

Intangible assets with an indefinite useful life and intangible assets that are still not available for use are tested for impairment once a year or more frequently if indications exist that there may a decline in the value of the asset.

The recoverable amount is the higher of the sales price of the asset, less selling costs, and of its utility value. In estimating utility value, an approximation of future cash flows is discounted to their present value, using a pre- tax discount rate which reflects the current market estimates of the value of money over time and the specific risks for the asset for which the estimate of future cash flows has not been adjusted.

If the carrying value of the asset (or of the cash generating unit) exceeds recoverable amount, the book value of the asset (or of the cash generating unit) is reduced to its recoverable amount. The impairment loss is recognized immediately to as an expense in the statement of income.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Impairment of value of tangible and intangible assets, excluding goodwill (cont.)

If an impairment loss that was recognized in previous periods is reversed, the book value of the asset (or of the cash generating unit) will be restored back to the estimate of the up to date recoverable value but not to exceed the book value of the asset (or of the cash generating unit) that would have existed, had a related impairment loss not been recognized in prior periods. The reversal of the loss from impairment of value is immediately recognized in the statement of income.

As to the impairment of goodwill see note 2J, above.

As to the impairment of investment in an affiliate company, see note 2I above.

N.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

The rest of the borrowing costs are recognized in the income statement on the date they were incurred.

For the effect of the issuance of IAS 23 (revised) "Borrowing costs" see Note 3B below.

O.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Inventories(cont.)

Cost determined as follows:

Raw, auxiliary materials and others	-	Based on weighted-average basis.
Finished products and products in process	-	Based on overhead absorption costing. At cost, calculated based on the absorption pricing of production costs incurred during the production of finished goods

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group's affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

P.	Financial assets

(1) General

Financial assets are recognized in the statement of financial position of the Company when the Company becomes a party to the contractual terms of the instrument. Investments are recognized and derecognized on trade date (the date on which the company has a commitment to buy or sell an asset) where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of those categories arises from the reason of the financial asset holding and it is determined at its initial recognition.

Regarding the amendment of IFRS7, Financial Instruments: Disclosures", see note 3a(1) below.

Regarding the amendment of IAS39 "Financial Instruments: Recognition and Measurement", as part of the IASB's annual improvements project for 2009 regarding the date of implementation of the standard, see Note 3D, below.

As to the publication of IFRS 9 "Financial assets" see note 3C below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial assets (cont.)

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Financial assets at Fair Value through Profit an Loss (FVTPL)

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling in the near future; or
●	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative that is not designated and effective as a hedging instrument.

The Company has derivatives that are not designated and effective as hedging instruments, and which are presented at fair value. Each profit or loss arising from changes in the fair value, including those originating from changes in exchange rates, is recognized in the statement of income in the period in which the change occurred.

(4)	Impairment of financial assets

Financial assets, except for financial assets classified as at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

●	Significant financial difficulty of the issuer or counterparty; or
●	Default or delinquency in interest or principal payments; or
●	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial assets (cont.)

(4)	Impairment of financial assets (cont.)

Impairment loss on financial assets is allocated to reduce the carrying amount of the financial asset, except for impairment losses of accounts receivable and trade receivables, which is carried to a provision account. The write-off of uncollectible debt is carried to the provision account.

Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized the income statement.

Q.	Financial liabilities and equity instruments issued by the Group

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities "at FVTPL" or "Other financial liabilities".

For the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 3B as follows.

(2)	Options to sell shares of an investee

The company has an obligation that is derived from an option that it gave for the sale of shares of an investee, which provide the holder thereof with the right to sell its holdings in the investee in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 5B (3) below for further details on the conditions of the option.

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an investee), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Financial liabilities and equity instruments issued by the Group (cont.)

(3)	Other financial liabilities (cont.)

Financial liabilities which stand for immediately payment, presented at their full value.

For the treatment at CPI-linked other financial liabilities see note 2Q (4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the end of the reporting period.

(5)	Extinguishing Financial Liabilities

A financial liability is extinguished when, and only when, it is settled – i.e. when the obligation defined in the contract is settled, cancelled or expires.

As for the publication of IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments", see Note 3c, below

R.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently premeasured to their fair value at the end of each period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship, as detailed in section 2 below.

The classification of derivative financial instruments used for hedging purposes in the statement of financial position is determined based on the contractual term of the derivative financial instrument.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities Regarding the amendment of IFRS7, "Financial Instruments: Disclosures", see note 3a(1) below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Derivative financial instruments (cont.)

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The balance sheet classification of hedging instruments is determined in accordance with the remaining life of the hedging relationship, at the end of the reporting period – if at the end of the reporting period the remaining life of the hedging relationship exceeds 12 months, the hedging instrument is recognized in the statement of financing position as a non-current asset or liability. If at the end of the reporting period the remaining life of the hedging relationship does not exceed 12 months, the hedging instrument is classified in the statement of financial position as a current asset or liability.

The Group implements cash flow hedge accounting both in respect of future transactions, foreign currency deposits and options transactions on foreign currency that are designed to secure payments for the acquisition of fixed assets in foreign currency in respect of future transactions for the purchase or sale of foreign currency that are designed to secure payments for imports and which are linked to foreign currency and in respect of future transaction on the Consumer Price Index, which are designed to secure payments on CPI-linked bonds.

The effective part of the changes in the value of financial instruments designed for cash flow hedging is in recognized in the other comprehensive income under "Profit (loss) in respect of cash flow hedging" and the non-effective part is immediately recognized in the statement of income.

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized of when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to the other comprehensive income are carried to the income statement while the hedged item or the hedged projected transactions are recorded in the income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Derivative financial instruments (cont.)

(2)	Hedge accounting (cont.)

When hedging a forecasted transaction on non-monetary assets (fixed income), the profits or losses that were carried in the other comprehensive income, are carried to the initial cost of the hedged item immediately upon the initial recognition of said item and recorded in the income statement over the period of amortization of the fixed asset in respect of which it was recorded.

Regarding the amendment of IAS39 "Financial Instruments: Recognition and Measurement" as part of the IASB's annual improvements project for 2009 regarding the recognition in profit and loss of gains (losses) included in other comprehensive income due to changes in the value of hedging instruments, see Note 3c, below.

S.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue Interest revenue is accrued on a time basis, by reference to the principal outstanding and by using the effective interest rate method.

(3)	Dividends Revenue is recognized when the Group's right to receive the payment is established.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Revenue recognition (cont.)

(4)
Reporting of revenues on a gross basis or a net basis

The Company's revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction are presented on a net basis.

T.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewinds of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the statement of financial position under "payments due to prepaid expenses in respect of operating lease", and are amortized on the straight line basis over the balance of the lease period, including the extension option.

As for the publication of the amendment to IAS17 "leases", as part of the IABS's annual improvements project for 2009, see note 3c below.

U.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of reporting period, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

V.	Share - Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in note 11.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Share - Based payments (cont.)

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each end of reporting period date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 3B below.

As for the publication of the amendment to IFRS2, Share Based Payment – Cash – Settled share – based payment Transactions, see note 3d below.

W.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of reporting period.

(3)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each end of reporting period date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Taxation (cont.)

(3)	Deferred tax (cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

X.	Employee benefits

(1)	Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance and retirement benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees have signed Section 14 to the Severance Law, 1963, pursuant to which the Group's regular deposits with pension funds and/or insurance policies exempt it from any further obligations to the workers, for whom said amounts were deposited. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at the end of each reporting period. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the other comprehensive income on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Employee benefits (cont.)

(1)	Post-Employment Benefits (cont.)

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's statement of financial position includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized, net of the fair value of the plan's assets. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Short term employee benefits

Short term employee benefits are benefits which are going to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the Group's liability for short term absences, vacations, payment of grants, bonuses, double profit and compensation. These benefits are recorded to the income statement, on a non capitalized basis, which the company is expected to pay when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

As for IAS19 (Amended) "Employee Benefits" regarding the classification of entitlement for compensated absences (paid vacation and sick leave), see Note 3a(2), below.

Y.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel at the end of reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rates of the dollar (NIS per $1)	Representative exchange rates of the Euro (NIS per €1)	CPI “in respect of” (in points) *

December 31, 2009	3.775	5.442	206.19
December 31, 2008	3.802	5.297	198.42

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	(0.71)	2.74	3.9
Year ended December 31, 2008	(1.1)	(6.39)	3.8

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100 = 1993.

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	Standards and interpretations that influence this reporting period and/or previous reporting periods:

(1)	Standards that influence the presentation and disclosure

▪	IFRS 8, Operating Segments

The standard, which replaces IAS 14 "Segment Reporting", details how an entity must report on data according to operating segments. The standard, among other things, stipulates that segmental reporting of the Group will be based on the information that management of the Group uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments.  The standard applies to annual reporting periods commencing on January 1, 2009, with retroactively restatement of comparative figures for prior reporting periods.

As for the reporting of the Group's operating segments in accordance with the provisions of IFRS 8, including the retroactive restatement of data, see note 19.

Regarding for the amendment of IFRS 8 "Operating Segments", as part of the annual improvements project for the year 2009, see note 3C below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and interpretations that influence this reporting period and/or previous reporting periods: (cont.)

(1)	Standards that influence the presentation and disclosure (cont.)

▪	IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. In the context of the amendment to this standard, changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, restatement and reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009.

Pursuant to the provisions of the standard the Group published a report of comprehensive income on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders' equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders.

As for the amendment to IAS 1 "Presentation of Financial Statements", as part of as part of the annual improvements project for the year 2009, see note 3D below.

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure"

The amendment expands the required disclosures regarding liquidity risk and measurement of fair value, while setting a three-level scale for the presentation of fair-value measurements.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

In accordance with the transition provisions of the standard, the Group elected not to present comparative data on the disclosures prescribed by the Amendment

(2)	Standards and interpretations that influence the reported results and financial position

▪	Amendment IAS 19 "Employee benefits"

As a part of the improvements project for the year 2008, IAS 19 "employee befits" was amended.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and interpretations that influence this reporting period and/or previous reporting periods: (cont.)

(2)	Standards and interpretations that influence the reported results and financial position (cont.)

▪	Amendment IAS 19 "Employee benefits" (cont.)

Amendment to IAS 19 "Employee benefits" stipulates that an accrued eligibility for compensation on account of absences will be classified as short-term employee benefits, or as other long-term employee benefits, based on the date at which the employee's right to the benefit was created. Consequently, the Company is presenting benefits on account of vacation leave as short-term employee benefits, measured at the height of the non-capitalized amount that the Company is anticipating to pay on account of the implementation of this right.

The amendment applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009.

The effect of the retroactive implementation is immaterial with respect to the statement of financial position.

December 31, 2008
NIS in thousands

Decrease in other payables and accrued expenses	(1,119)
Decrease in long term employee benefits liabilities	(16,359)

Increase in short term employee benefits	17,478

The following standards, interpretations and amendments, which entered into effect in the current year, do not have a material impact on the current period and/or previous periods, but their entry into effect could have an impact on future periods.

B.	New standards and interpretations that do not have a material effect on the current period and/or previous reporting periods:

The following standards, interpretations and amendments, which entered into effect in the current year, do not have a material impact on the current period and/or previous periods, but their entry into effect could have an impact on future periods

▪	IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing in the income statement, of borrowing costs related to assets with a significant period of eligibility or construction in the statement of operations, was cancelled. Those borrowing costs will capitalize to the assets cost. The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that do not have a material effect on the current period and/or previous reporting periods: (cont.)

▪	Amendment of IAS 28 "Investments in Associates" (regarding impairment of goodwill of an associated company)

Amendment to IAS 28 "Investments in Associated Companies", which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied prospectively by the Group.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

▪	Amendment to IAS 38 "Intangible Assets".

As a part of the annual improvements project for the year 2008, IAS 38 "Intangible Assets was amended.

Amendment IAS 38 "Intangible Assets", which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services, until the date of receipt of the services.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied retroactively.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements

▪	Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation.

The provisions of the amendment apply by way of retroactive implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

▪	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loss when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that do not have a material effect on the current period and/or previous reporting periods: (cont.)

▪	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" (cont.)

The provisions of the interpretation apply, by way of prospective implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the interpretation does not have any effect on the Group's financial statements.

▪	Amendment to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements"

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the amendment apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

▪	Amendment to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

The Amendment clarifies that, whenever a financial asset is declassified from the “fair value through profit or loss” group, the need to separate out its embedded derivatives must be reviewed.

The provisions of the Amendments are applicable to annual financial reporting periods which start on January 1, 2009 and are to be applied retroactively.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements, as detailed below:

•
The standard stipulates that transactions with minority shareholders, in the context of which the Group holds control of the subsidiary before and after the transaction, will be treated as capital transactions.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, that might have or expected to have an effect on future periods: (cont.)

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “ (cont.)

•	In the context of transactions, subsequent to which the Group loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value.

•
The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

The company's management estimates that the implementation of the Standard is not expected to have any effect on the Company's financial statements.

▪	IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations as detailed below:

•	The standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument.

•	The transaction costs directly connected with the business combination will be recorded to the income statement when incurred.

•
Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

•	As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier

•
purchases of the acquired company will be measured at the time that control is achieved On that date, equity interests will be premeasured at fair value prior to the date of acquisition, On that date, equity interests will be remeasured at fair value prior to the date of acquisition while recording the difference to the income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪	IFRS 3 (Amended) “Business Combinations” (cont.)

The standard will apply to business combinations that take place from January 1, 2010 and thereafter.

At this stage, the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

▪	Amendment of IAS 28 "Investment in Associates" (regarding the loss of significant influence in an associated company)

Following the adoption of Amended IAS 27 as aforesaid, certain provisions in IAS 28 "Investment in Associates" have been amended. Pursuant to the amendment, during the partial disposal of an associated company that leads to the loss of significant influence, the remaining investment following the partial disposal should be measured at fair value. The differences between the carrying amount of the remaining investment and its fair value is carried to profit or loss.

The amendment will be implemented prospectively in annual reporting periods commencing on or after January 1, 2010.

At this stage, the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

▪	Amendment to IAS 17, “Leases

As part of the annual improvements project, for 2009 ,IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was canceled when the land is not transferred to the less or at the end of the leasing period.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The Amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪	Amendment to IAS 17, “Leases (cont.)

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the Amendment.

The Group leases land (other than investment property that is measured at fair value) from the Israel Land Administration under a capitalized lease.

At this stage the Group's managements is unable to estimate the quantitative effect of implementing the amendment.

▪	Amendment of IFRS 5 "Non-Current Asset Held for Sale ad Discontinued Operations"

As part of the annual improvements project for the year 2008, IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, was amended.

Pursuant to the Amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest.

The Amendment is applicable prospectively to reporting periods commencing January 1, 2010 or thereafter, at this stage, the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

▪	Amendment to IAS 36, “Impairment of Assets”

As a part of the annual improvements project for the year 2009, IAS 36 "Impairment of Assets" was amended.

Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics.

The Amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter.

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪
Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of recognition of gains and losses in profit or loss with respect to hedging instruments and an option for early repayment in debt instruments)

As part of the annual improvements project for the year 2009, IAS 39 "Financial Investments: Recognition and Measurement", was amended.

Amendment to IAS 39, “Financial Instruments: Recognition and Measurement”, limits the exemption from the implementation of the Standard solely to forward contracts between a seller and a buyer for the purchase or sale of an acquire under a business combination on a future purchase date, provided that the obtaining of the required approvals and the closing of the transaction do not exceed a reasonable period.  The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter

Additionally, the Amendment clarifies that gains or losses attributed to a cash flow hedge in a forecast transaction are to be reclassified from shareholders’ equity to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss.  The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter.

The Amendment further determines that the early repayment option that is embedded in a host debt or insurance contract is invariably linked to the host contract, with the exercise increment of the early repayment option serving as an indemnification to the lender for the loss of interest.  The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

▪	IFRS 9: "Financial instruments"

The new standard lays out requirements for classifying and measuring financial assets. The Standard requires that all financial assets be treated as follows:

Debt instruments are to be classified and measured after initial recognition at amortized cost or at fair value through profit and loss. The measurement model will be determined based on the business model of the entity with respect to the management of financial assets and accordingly, the characteristics of contractual cash flows arising from the same financial assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3       -    RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪	IFRS 9: "Financial instruments" (cont.)

•
A debt instrument which, according to tests, is measured at depreciated cost, can be designated through profit and loss only if the designation cancels inconsistency in recognition and measurement that would have been created had the asset been measured at amortized cost. Equity instruments are measured at fair value through profit and loss.

•
On the date of initial recognition equity instruments can be designated as measured at fair value when profits or losses are recognized in other comprehensive income. Instruments designated as aforesaid will no longer be subject to impairment testing and any profit or loss in respect thereof will not be recognized in profit and loss, including during the disposal thereof.

•
Embedded derivatives will not be separated from the host contract which falls under the application of the standard. Instead, compound contracts will be measured as a whole at amortized cost or at fair value, in accordance with the business model tests and contractual cash flow tests.

•	Debt instruments will be reclassified from depreciated cost to fair value and vice versa only when the entity changes its business model to financial asset management.

•
Investments in equity instruments that do not have a quoted price in an active market including derivatives on these instruments will always be measured at fair value. The alternative of measurement at cost under certain circumstances has been cancelled. At the same time, the standard specifies that under specific circumstances cost may constitute a proper estimate of fair value.

The provisions of the standard are to be applied retroactively, with exceptions as set forth in the standard, in periods commencing on or after January 1, 2013. Early adoption is permitted. Entities electing to make an early adoption of the standard before January 1, 2012 are permitted not to implement the standard retroactively.

At this stage, the Company's management cannot estimate the effect of implementing the stands on its financial position and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3       -    RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.	New standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, and are not expected to affect the Group's financial statements:

Set forth below are new standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, whose impact on the Group's financial statements is not expected to be material:

▪	IFRIC 17 "Distribution of non-cash assets to owners".

This interpretation prescribes the accounting treatment of non-cash assets to shareholders. The interpretation, inter alia, determines the date of measurement of an obligation to distribute non-cash assets to the owners of the entity and the measurement of the amount of liability until the date of its settlement. The interpretation is to be applied prospectively for annual reporting periods commencing on or after January 1, 2010.

▪	IAS 24 (Amended) "Related Party Disclosures"

The new standard eliminates the number of disclosure requirement of an entity related to a government, a government authority or a similar entity with respect to transactions performed with entities related to the same government, government authority or similar entity. In addition, the standard changes the definition of related party. The standard is to be applied retroactively for annual accounting periods commencing on or after January 1, 2011.

▪	Amendment to IAS 32 "Financial Instruments: Presentation"

The amendment determines that derivative instruments issued as part of a rights issue to existing shareholders, which allow the holder to purchase a fixed number of equity instruments in exchange for a fixed amount of cash or another financial asset in a currency that is not the company's functional currency, will be classified as equity instruments provided that the rights were offered to all the holders of the entity's equity instruments, pro-rata to their holding rate. The amendment is to applied retroactively for annual reporting periods commencing on or after January 1, 2011.

▪	Amendments to IFRS 2: "Cash-settled Share-based Payment Transactions "

These amendments prescribe the accounting treatment in the separate financial statements of an entity of share-based payment transactions which are settled by other entities in the Group. In addition, the amendments to IFRS 2 integrate previous guidelines of IFRIC 8: "Scope of IFRS 2" and IFRIC 11: "Group and Treasury Share Transactions". The provisions of these amendments will be applied for annual reporting periods commencing on January 1, 2010. The amendments are to be applied retroactively except for amendments that relate to previous guidelines, which are in effect since their original date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.
New standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, and are not expected to affect the Group's financial statements: (cont.)

▪	Amendment to IFRS 8, “Operating Segments”

As a part of the annual improvements project for the year 2009, IFRS 8 "Operating Segments" was amended.

Amendment to IFRS 8, “Operating Segments”, determines that disclosure is to be provided with respect to the measurement of the assets of a reportable segment only to the extent that such information is regularly reported to the chief operating decision-maker.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

▪	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"

The interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. The interpretation determines that upon the occurrence of such an event, the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period.

At this stage, the Company's management cannot estimate the effect of implementing the interpretation on its financial position and operating results. The interpretation will be retroactively period commencing at January 1, 2011, or thereafter.

▪	Amendment of IFRIC 14: "Prepayments of a Minimum Funding Requirement"

The amendment determines that the measurement of plan assets regarding defined benefit plans, prepayments of a minimum funding requirement will be included under available economic benefits in the form of refunds or reduction of future deposits in a plan. The interpretation is to be applied retroactively for annual reporting periods commencing on or after January 1, 2011.

E.	The following additional amendments were published within the framework of the annual improvements project for 2009:

▪	Amendment of IAS 1 - "Presentation of financial statements"

The amendment of IAS 1 "Presentation of Financial Statements" stipulates that the liability component of an instrument, that according to the selection of the other party, may be removed by way of the issuing of equity instruments of the entity, shall be classified as current or non-current based on the date of removal by way of the transfer of cash or other assets and not on the basis of the date of removal by way of conversion. The standard is to be applied retroactively for annual accounting periods commencing on or after January 1, 2010.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

E.	The following additional amendments were published within the framework of the annual improvements project for 2009: (cont.)

▪	Amendment to IAS 7, “Statements of Cash Flows”

Amendment to IAS 7, "Statements of Cash Flows" Clarifies that only as cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

NOTE 4     -    CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2 above, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

•
Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

•	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

B.	Critical judgments in applying accounting policies (cont.)

•	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.
•	Measuring obligation for defined benefits and employee benefits- see C(2) below.
•	Measuring share based payments- see note 11 below.
•	Measuring the fair value of an option to sell shares of an associated company – see C(3) below.
•	Measuring the fair value on account of the allocation of the cost of acquisition - see C(4) below.
•	Examination of the impairment of cash generating units – see C(5) below.

C.	Key sources of estimation uncertainty

1.	Provisions for legal proceeding

For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus material affect the company’s financial condition and operating results.

See also note 13 as follows.

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits payments, vacation and severance pay.

The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds.

Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

3.	Fair value of an option to sell shares of an associated company

As stated in note 2Q (2), the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss.

In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some subjective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

4.	Measurement at fair value on account of the allocation of the cost of acquisition

For the purpose of allocating the cost of acquisition and determining the fair value of the tangible and intangible assets and the liabilities of the consolidated subsidiaries at the date of consolidation, the Company's management based itself primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required know-how, experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was employed, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

In determining the fair value, the business/operational risk associated with the company's operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company's specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company's management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

4.	Measurement at fair value on account of the allocation of the cost of acquisition (cont.)

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for employing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group's situation and results of operation.

5.	Examination of the impairment of cash generating units

To determine whether there may be a need for impairment provision with respect to cash-generating units in accordance with IAS 36, the Company's management has primarily used appraisals performed by external independent land appraisers with the required knowledge, expertise and experience. In light of indications that occurred during 2009 and an external assessment that was provided for the purpose of determining the proceeds in a transaction for the sale of the holding between the shareholders of the Company, in accordance with IAS-36, the company examined the need for a provision for impairment of the value of the packaging paper sector as a cash-generating unit.

From the external assessment that was done on the discounting of cash flows using a discount rate of 10.0%, indicates that the expected utilization value of the packaging paper cash-generating unit is lower than its carrying value. The company subsequently estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets The Company strives to determine the fair value of the cash generating units that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the external assessors and land appraisers and of the Company's management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair values of the cash generating units of the Group calls for employing judgment. Changes in the assumptions that serve for setting of the fair values of the cash generating units, can materially affect the Group's situation and results of operation.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES:

a.	Details of Subsidiaries and Associated Companies

	Percentage of direct and indirect holding in shares conferring equity and voting rights	The amount investment in an associated company (*)
	%	at December 31
		2009	2008
		NIS in thousands
Main subsidiaries: (**)
Amnir Recycling Industries Limited	100.00	179,669	173,943
Graffiti Office Supplies and Paper Marketing Ltd.	100.00	(10,619)	(11,921)
Attar Marketing Office Supplies Ltd. (***)	100.00	-	-
Hadera Paper Industries Ltd.	100.00	137,965	156,279
Hadera Paper - Development and Infrastructure Ltd.	100.00	161,930	152,778
Carmel Container Systems Limited	89.30	144,743	138,814
Frenkel C.D. Limited(****)	54.74	11,158	11,149
Main associated companies:
Hogla-Kimberly Ltd.	49.90	227,883	220,349
Mondi Hadera Paper Ltd.	49.90	114,124	98,011

*
The amount of investment in a directly held entity is calculated as the net amount based on the consolidated financial statements, which is attributed to the shareholders of the Company, of total assets less total liabilities, which present financial information on the investee company in the Company's consolidated financial statements, including goodwill.

**	Not including dormant companies.

***	Attar Marketing office Supplies Ltd. Is held through Graffiti Office Supplies and Paper Industries Ltd.(in the rate of 100%)

****
Frenkel C.D. Limited is partly held through the Company in the rate of 28.92% and partly held through Carmel Container Systems Limited (in the rate of 25.83%) the holding in voting shares of C.D. Packaging Systems Limited is 54.73%.

b.	Investments in associated companies

The Company has a number of investments in associated companies, which are held either directly or through investee companies on December 31, 2009.  The financial statements of significant associated companies Mondi Hadera Paper Ltd. (formerly Neusiedler Hadera Paper Ltd, NHP) and Hogla-Kimberly Ltd are attached to these financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies (cont.)

1.	Composed as follows:

	December 31
	2009	2008
	NIS in thousands
Investment in Shares:
Cost	1,875	1,875
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Adjustments from translation of foreign currency
financial statements	(22,872)	(22,186)
Share in cash flow hedging capital	(940)	(2,426)
Share in Actuarial losses	(451)	(307)
Share in profits since acquisition, net	268,670	247,935
	286,523	265,132
Long-term loans and capital notes *	54,452	52,969
	340,975	318,101

*     Classified by linkage terms and rate of interest.

The total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31,	December 31
	2009	2009	2008
	%	NIS in thousands

Unlinked loans and capital notes	6.3%	54,452	52,969
		54,452	52,969

As of December 31, 2009, the repayment dates of the balance of the loans and capital notes have not yet been determined.

2.	The changes in the investments during 2008 are as follows:

NIS in thousands
Balance at the beginning of the year	318,101
Changes during the year:
Share in profits of associated companies - net	87,359
Dividend distributed or declared by an associated company	(66,624)
Differences from translation of foreign currency financial statements	(686)
Share in capital surplus of hedging cash flows at associated companies	1,486
Share in capital surplus from recording actuarial gains to reserves	(144)
Decrease in balance of long-term loans and capital notes - net	1,483
Balance at end of year	340,975

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies (cont.)

3.	Mondi Hadera Paper Ltd. (hereafter - Mondi Hadera; formerly - Neusiedler Hadera Paper Ltd. - NHP):

Mondi Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter - MBP), As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards.

The total value of the option as of December 31, 2009, is NIS 12 million and as of December 31, 2008 is 13.9 million.

4.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

5.	Dividends from associated companies

▪
On February 26, 2009 an associated company decided to allocate preferred shares to the Company, which will grant the Company the right to receive a special dividend in accordance with board of directors' resolutions of the associated company from time to time.

▪
On March 19, 2009 a dividend in the amount of NIS 32.77 million was received from an associated company in respect of a preferred share that was allotted during the first quarter of 2009, which allows the Company to receive dividend in accordance with the resolution of the Board of Directors of the associated company. In addition, on March 19, 2009 a capital note in the amount of NIS 32.77 million was repaid by the Company for an associated company (See also note 9d below).

▪	On July 1, 2009 a dividend in cash, in the amount of NIS 19.6 million, that was declared on February 26, 2009, was received from an associated company.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies (cont.)

5.	Dividends from associated companies (cont.)

▪	On October 1, 2009 a dividend in cash, in the amount of NIS 9.5 million, that was declared on July 30, 2009, was received from an associated company.

▪
On October 22, 2009, an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million.  The Company’s share in the dividend was received after the end of the reporting period (see note 21B as follows).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6      -    FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2009, are as follows:

	C o s t				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Depreciated balance December 31 2009
	NIS in thousands
Land and buildings thereon	229,257	9,787	-	239,044	131,056	4,501	-	135,557	103,487
Machinery and equipment	1,280,262	47,107	106,300	1,221,069	916,033	60,646	100,555	876,124	344,945
Vehicles	47,861	1,980	10,784	39,057	30,760	4,701	10,074	25,387	13,670
Office furniture and equipment (including computers)	98,371	2,055	36,568	63,858	75,500	3,507	41,345	37,662	26,196
Payments on account of machinery and equipment, net	238,845	377,261	-	616,106	-	-	-	-	616,106
Spare parts – not current, net	26,295	-	4,339	21,956	-	-	-	-	21,956
	1,920,891	438,190	157,991	2,201,090	1,153,349	73,355	151,974	1,074,730	1,126,360

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6      -    FIXED ASSETS: (cont.)

b.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2008, are as follows:

	C o s t					Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Depreciated balance
											December 31
											2008
	NIS in thousands
Land and buildings thereon	207,001	2,393	25	19,888	229,257	114,653	2,478	-	13,925	131,056	98,201
Machinery and equipment	762,771	31,147	1,997	488,341	1,280,262	529,195	44,187	1,496	344,147	916,033	364,229
Vehicles	35,245	6,617	903	6,902	47,861	21,311	4,248	872	6,073	30,760	17,101
Office furniture and equipment (including computers)	72,417	2,779	8	23,183	98,371	51,310	2,478	8	21,720	75,500	22,871
Payments on account of machinery and equipment, net	21,782	216,921	-	142	238,845	-	-	-	-	-	238,845

Spare parts – not current, net	22,484	3,811	-	-	26,295	-	-	-	-	-	26,295
	1,121,700	263,668	2,933	538,456	1,920,891	716,469	53,391	2,376	385,865	1,153,349	767,542

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6      -    FIXED ASSETS: (cont.)

c.	The item is net of investment grants in respect of investments in “approved enterprises”.

d.	Depreciation expenses amounted to NIS 73,355 thousands and NIS 53,391 thousands NIS for the years ended December 31, 2009 and 2008 respectively.

e.
As of December 31, 2009 and 2008, the cost of fixed assets includes borrowing costs of NIS 31,918 thousands and NIS 27,071 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2009 and 2008, respectively.

f.
As of December 31, 2009 and 2008, the cost of fixed assets includes payroll costs of NIS 9,052 thousands and NIS 1,987 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2009 and 2008, respectively.

g.
In light of the existence of indications regarding the impairment of the packaging paper cash-generating unit, as stated in Note 4c, the company estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

h.	For details of rights in lands – see note 7 as follows.

NOTE 7      -    RIGHTS LANDS:

The Company's real estate is partly owned and partly leased and some lease fees have been capitalized.  The leasehold rights are for 49-59 year periods ending in the years 2012 to 2059, with options to extend for an additional 49 years.

Details as of December 31, 2009:

NIS in thousands

Land owned	81,484
Property under capitalized lease (lease rights for the period ending on 2059).	35,960
Property under non-capitalized lease (lease rights for different periods ending in 2049).	1,670
119,114

Presented in the balance sheets as follows:

	December 31
	2009	2008
	NIS in thousands

Fixed assets	81,484	81,443
Expenditure for lease	37,630	36,344
	119,114	117,787

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8      -    OTHER INTANGIBLE ASSETS:

a.	Composition and changes are as follows:

	Software	Order backlog	Goodwill	Portfolio of Customers	Total
	NIS in thousands
Cost
Balance at January 1, 2009	1,377	3,082	599	34,992	40,050
Additions during the year	81	-	-	-	81
Balance at December 31, 2009	1,458	3,082	599	34,992	40,131

Cost
Balance at January 1, 2008	-	-	-	4,147	4,147
Additions during the year	178	-	-	1,750	1,928
Initial Consolidation	1,199	3,082	599	29,095	33,975
Balance at December 31, 2008	1,377	3,082	599	34,992	40,050

Accumulation amortization and impairment:
Balance at January 1, 2009	1,081	3,082	-	4,368	8,531
Deduction	246	-	448	3,822	4,516
Balance at December 31, 2009	1,327	3,082	448	8,190	13,047

Accumulation amortization and impairment:
Balance at January 1, 2008	-	-	-	2,569	2,569
Deduction	334	3,082	-	1,799	5,215
Initial Consolidation	747	-	-	-	747
Balance at December 31, 2008	1,081	3,082	-	4,368	8,531
Amortized cost:
December 31, 2009	131	-	151	26,802	27,084
December 31, 2008	296	-	599	30,624	31,519

b.	Amortization of intangible assets is presented in the statement of income under the following items:

	Year ended December 31
	2009	2008
	NIS in thousands

Selling and marketing expenses	2,908	970
Cost of sales	-	3,082
General and administrative expenses	1,160	1,163

c.
Additional information:

The Group has a list of customers that was created internally. This list is a significant asset for the group, but at the same time is not recognized as an asset in the group's financial statements, since the list, which was created internally, does not meet the criteria for asset recognition.

As for testing the impairment of other intangible assets see note 2L above.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9      -    FIINANCIAL LIABILITIES:

a.	Notes

	December 31
	2009			2008
	NIS in thousands
	Series IV	Series III	Series II	Series IV	Series III	Series II	Series I
Balance *	235,557	197,815	131,689	235,557	190,541	158,559	7,422
Less - current maturities	39,260	21,979	32,922	-	-	31,712	7,422
	196,297	175,836	98,767	235,557	190,541	126,847	-

Distribution according to repayment dates as of December 31, 2009:

Nis in thousands

1st year - Current maturity	94,161
2nd year	94,161
3rd year	94,161
4th year	94,161
5th year	61,239
6th year and forward	127,178
* 565,061

*
The aforementioned detailed balance does not include deferred issuance expenses in the amount of NIS 915 thousands (as of December 31, 2008 – NIS 1,179 thousand) which were deducted from the bonds balance.

1)	Series I – May 1992

The outstanding balance of the notes as of December 31, 2008 was repaid in full with a lump sum payment in June 2009, at the rate of 6.66% of the original par value amount of the bonds, which is NIS 105,555,000 in terms of December 2008

2)	Series II – December 2003

The unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes – principal and interest – are linked to the Israeli known CPI (based CPI of November 2003). The balance of the notes as of December 31, 2009 is redeemable in 4 equal, annual installments due in December of each of the years 2010-2013.

3)	Series III July – August 2008

On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of a new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of debentures issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65% and payable annually each on July 10th of the years 2010-2018. The notes-principal and interest – are linked to the Israeli known CPI (base CPI of May 2008)

4)	Series IV – July – August 2008

In July-August,  2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008. The company has offered an aggregate principal amount of  NIS 235,557 thousands of debentures issued in return for approximately NIS 240,360 thousands bearing an interest rate of 7.45%, and payable annually each on July 10th of the years 2010-2015.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9      -    FIINANCIAL LIABILITIES (cont.)

a.	Notes (cont.)

5)	As of December 31, 2009 the balance of the notes amounts to NIS 565,976 thousands, is after deduction of issuance costs. (On December 31, 2008 the amounts was NIS 554,124 thousands).

b.	Credit from bank and others

1)	Composition of financial liabilities measuring at depreciated balance:

	Yearly Interest Rate	Current Liabilities As of December 31		Non-Current Liabilities As of December 31		Total As of December 31
	31/12/08	2009	2008	2009	2008	2009	2008
	%	NIS in thousands		NIS in thousands		NIS in thousands
Banks:
Short-term credit	3.8%-4.5%	131,572	77,655	-	-	131,752	77,655
Loans:
linked to the CPI	3.8%-5.65%	8,218	11,060	19,925	24,212	28,143	35,272

Unlinked	3.8%-7.45%	47,561	26,275	205,877	97,698	253,438	123,973
Total financial liabilities measured at amortized cost		187,351	114,990	225,802	121,910	413,153	236,900

2)	Distribution according to repayment dates as of December 31, 2009:

NIS in thousands

1st year - Current maturities of long-term loans	55,779
2nd year	59,297
3rd year	54,961
4th year	38,655
5th year	28,399
6th year and forward	44,490
281,581

3)	Borrowing during the reporting period

a.
On May 25, 2009, the Company obtained credit in the amount of NIS 50 million from public institutions, bearing interest at the rate of Bank of Israel + 2%.  The loans are for a period of two years, with an exit option being available to either of the parties every three months.  On August 25, 2009 NIS 20 million was repaid, and on September 7, 2009 the company raised NIS 10 million at the same terms.

On July 2, 2009, the Company obtained long-term NIS credit from public institutions in the amount of NIS 100 million.  The loan is for a period of 8 years, bears a nominal fixed interest of 6.3% and is repayable (principal and interest) in semi-annual installments.

b.
On October 5, 2009, the company assumed a long-term loan in the sum of NIS 56.5 million, to be repaid within five years and carrying a variable interest rate of Prime + 1.5%. The principal and the interest are to be repaid in quarterly installments, except for the repayment of the first installment of the principal, which will be made six months after the receipt of the loan.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9    -    FIINANCIAL LIABILITIES (cont.)

c.
Financial Parameters and Covenants

The Company has no financial covenants vis-à-vis the banks. However, in relation to long-term loans to the bank, from a company that was associated until August 31, 2008, and that was consolidated for the first time on September 1, 2008, whose balance as at December 31, 2009, amounts to a total sum of NIS 17,519 thousands (at December 31, 2008-NIS 19,316 thousands). The consolidated subsidiary undertook toward the bank, inter alia, that the ratio of tangible shareholders' equity of the company to the balance sheet total will not fall below 18.5%.

As of the date of the financial statements the consolidated subsidiary is in compliance with the required condition.

d.
Other financial liabilities

Other financial liabilities include capital note from an associated company. The capital note is unlinked and interest free. On March 19, 2009 the Company repaid the capital for the associated company in the amount of NIS 32.77 million (See also note 5b (4) and 14l below).

NOTE 10    -    EMPLOYEE BENEFITS

a.	Composition

	As of December 31
	2 0 0 9	2 0 0 8
Post Employment Benefits at defined benefit plan:
Severance pay and retirement liability (asset)	2,985	3,560
Benefits to retirees	7,754	7,632
	10,739	11,192

Severance pay benefits	3,523	3,735
	14,262	* 14,927
Short term employee benefits:
Salaries and wages, payroll and social benefits	29,081	* 26,592
Profit-sharing and bonus plans	16,324	15,766
Severance and retirement benefits**	2,344	-
Vacation employee benefits	20,077	* 17,478
	67,826	59,836
Stated in the balance sheet as follows:
Employee benefit assets:
Non-current assets	649	624
	649	624
Employee benefit liabilities:
Current liabilities – partly included in of other payables and accrued expenses -see note 14 d (2)	67,826	*59,836
Non-current liabilities	14,911	*15,551
	82,737	75,387

*	Reclassified

**	On December 31, the Company's CEO retired from his position. The retirement bonus paid in January 2010 amounted to NIS 2.3 million (gross - before tax effects).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -          EMPLOYEE BENEFITS (cont.)

b.	Post Employment Benefits

  (1)     Post Employment Benefits at Defined benefit plan

Plans for Severance pay obligations

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee's wages which, in management's opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The Company and its subsidiaries have an approval from the Ministry of Labor and Welfare in accordance with Section 14 of the Severance Pay Law, 1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt it from any further obligation to employees, in respect of whom the aforementioned deposits were made. The Group deposits 8.33%-11.33% of the monthly wages of its employees in different benefit plans. The Groups has no legal or implied obligation to make additional payments if the plan will not have sufficient assets to pay the entire employee benefits relating to the employee's service during current and past periods. The total amount of the expenses recognized in the statement of income in respect of defined benefit plans in the year that ended on December 31, 2009 is NIS 22,803 thousands (2008 – NIS 15,889 thousands, 2007 – NIS 15,249 thousands).

  (2)     Post Employment Benefits at defined deposit Plans

a)	General

    Severance pay obligation

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee's wages which, in management's opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The defined benefit liability was measured using actuarial assessments. The present value of the defined benefit liability and the related costs of current service and past service were measured using the projected unit credit method.

Benefits to retirees

Other long-term employee benefits are benefits which are expected to be utilized or which are payable during a period greater than 12 months from the end of the period in which the entitling service was provided.

Other employee benefits in the Company include liabilities in respect of retiree's holiday gift. These benefits are included in the retained earnings in accordance with the Projected Unit Credit Method, while using actuarial assessments at the end of each reporting period. The current value of the Company's liability for retirees benefits is determined by discounting the projected future cash flows from the plan based on market yields of government bonds, which are stated in the currency in which pensioners benefits will be paid, whose terms to maturity are identical to the projected pensioners benefits payment dates.

Profits and losses are carried to the income statement as incurred. Past service cost is immediately recognized in the Company's financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -          EMPLOYEE BENEFITS (cont.)

b.	Post Employment Benefits (cont.)

  (2)     Post Employment Benefits at defined deposit Plans (cont.)

b)	Changes in the current value of the liability in respect of a defined benefit plan

	For the year ended December 31
	2009	2008
	NIS in thousand
Opening Balance	23,615	2,440
Current service cost	1,945	505
Interest rate cost	1,229	318
Actuarial losses	284	260
Paid-up benefits	(3,118)	(1,148)
Liabilities assumed in business combinations	-	21,268
Other	-	(28)
Closing balance	23,955	23,615

c)	Changes in the fair value of plan assets

	For the year ended December 31
	2009	2008
	NIS in thousand

Opening balance	19,431	2,440
Projected return on plan assets	995	231
Actuarial profits (losses)	1,445	(1,478)
Deposits by the employer	1,691	799
Paid-up benefits	(3,241)	(851)
Assets acquired in business combinations	-	18,572
Other	-	(282)
Closing balance	20,321	19,431

d)	Changes in the current value of the liability in respect of benefits to retirees

	As of December 31
	2009	2008
	NIS in thousand

Opening balance	7,632	8,117
Current service cost	80	123
Interest rate cost	440	593
Actuarial profits	258	(721)
Paid-up benefits	(656)	(1,779)
Liabilities assumed in business combinations	-	1,299
Closing balance	7,754	7,632

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -          EMPLOYEE BENEFITS (cont.)

c.	Main actuarial assumptions as of the end of the reporting period of post employment benefits

	As of December 31
	2009	2008
	%	%

Discount rate	5.32%	6.07%
Projected rates of return regarding asset plans	5.15%	5.15%
Projected rates of salary increases	4.25%	4.25%
Churn and departure rates	19%	19%

Assumptions regarding future mortality rates are based on statistic data and mortality tables published by the Commissioner of the Capital Market in the Ministry of Finance in Pension Circular 2007-3-6, which are adjusted as of December 31, 2001. The average life expectancy for men that retired at the age of 67 is 17.4 while the average life expectancy for women that retired at the age of 62-64 is 22.5-24.3.

The projected rate of return on plan assets is based on a nominal rate of return that varies according to the type of fund.

d.	Amounts recognized in the statement of income in respect of post employment benefits

	For the year ended December 31
	2009	2008
	NIS in thousand

Current service cost	2,025	406
Interest rate cost	1,669	1,494
Projected yield on the plan's assets	(995)	(232)
Effect of any reduction or settlement	924	(1,935)
	3,623	(267)

The expense were included in the following items:
Cost of sales	1,446	(1,425)
Selling expenses	511	97
Administrative and general expenses	992	(299)
Financing expenses	674	1,263
Capitalized amounts	-	97
	3,623	(267)

e.	Severance pay benefits

For the end year 2008 the benefits include liability in respect of retirement grant to the company's CEO and include also early retirement liability. For the year 2009 the benefits include only early retirement liability.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    -     SHAREHOLDERS’ EQUITY

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par values, as follows:

		December 31
		2009	2008
	Authorized	Issued and paid
Number of shares of NIS 0.01	20,000,000	5,060,872	5,060,774
Amount in NIS	200,000	50,609	50,608

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. ("AMEX"). The quoted prices per share, as of December 31, 2009 are NIS 252.5 and $ 67.24 (NIS 253.8), respectively.

As part of the Company's arrangement for the financing of the acquisition of the new machine for the manufacture of packaging paper in November 2007, the Company performed a private allotment of 1,012,585 ordinary shares of NIS 0.01 par value of the Company, which, as of the date of allotment, accounted for 20% of the issued share capital of the Company against an investment in the total sum of NIS 213 million (hereinafter in this section:  "the raised amount").  About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company at the date of allotment, Clal Industries and Investments and Discount Investments (hereinafter:  "the special offers"), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities. The price per share for institutional entities and private entities as determined in the tender was NIS 210. Accordingly, the price per share for Clal Industries and Investments and Discount Investments considering the amount of shares offered to Clal Industries and Investments and Discount Investments, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%).

The company paid the distributors a rate of 1.2% of the total consideration received from institutional entities and private entities, that is, a sum of NIS 1,021 thousands.

The share capital was increased as a result from this issuance in amounts of NIS 10 thousands and the capital surplus that divided from the issuance in deduction of cost issuance as mentioned above amounts of NIS 211,635 thousands.

b.	Employee stock option plans:

1)	The 2001 plan for senior officers in the Group

On April 2, 2001, the Company’s board of directors approved a stock option plan for senior officers in the Group (hereafter - the 2001 plan for senior officers).  Under this plan, 194,300 options were allotted on July 5, 2001 without consideration.  Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company.  The options are exercisable in four equal annual batches.  The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth.  Each batch is exercisable within two years from the end of the blocking period.

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%.  The 2001 plan for senior officers expired during July 2007.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    -     SHAREHOLDERS’ EQUITY: (cont.)

b.	Employee stock option plans: (cont.)

1)	The 2001 plan for senior officers in the Group (cont.)

In 2007, 35,425 options were exercised under the 2001 plan for senior officers, and 15,466 shares of NIS 0.01, were issued following the exercise of the options, as above.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.  Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since the Company did not recognize the expense in its books (as part of selecting the relief allowed by IFRS 1, under which the provisions of IFRS 2, regarding options which were granted before November 7, 2002 and which vested prior to the transition date, shall not be implemented retroactively – see note 2a(2)), the Company credited the tax saving derived from the exercise of benefits by employees in the 2007 to capital surplus.

2)	The 2008 plan for senior officers in the Group

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

The granting date of the options was determined to January-March 2008, pursuant to the restrictions of Section 102 (equity track) of the Income Tax Ordinance.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 35,250 options as a pool for the future grant to officers and employees of associated companies, subject to the approval of the board of directors.

On January 8, 2009 34,000 options were allocated, each exercisable into an ordinary share of the Company, out of the allocated options to directors in an associated company.The amount of the estimated expense in respect of granting the options to the managers of an associated company is NIS 0.3 million, so that 1,250 options remain at the trustee, which were cancelled in accordance with the resolution of the Board of Directors of the Company dated August 9, 2009.

Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    -     SHAREHOLDERS’ EQUITY: (cont.)

b.	Employee stock option plans: (cont.)

2)	The 2008 plan for senior officers in the Group (cont.)

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount was charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	245.20-217.10
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

3)	Additional details of options granted to employees (cont.)

	2009		2008
	No. Of options	Weighted average of the exercise price	No. Of options	Weighted average of the exercise price
Options granted to employees which:
Outstanding at the start of the period	246,250	223.96	-
Granted	34,000	223.96	250,500	223.96
Forfeited	(17,686)	223.96	(4,250)	223.96
Exercised	(1,064)	223.96	-
Outstanding at the end of the period	261,500	223.96	246,250	223.96

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE

a.	Deferred income taxes

The composition of the deferred taxes assets (liabilities) and the changes therein during the years 2009 and 2008, are as follows:

	Balance at January 1, 2008	Recognized in profit and loss	Recognized in equity	Initial Consolidation	Balance at December 31, 2008	Recognized in profit and loss	Recognized in equity	Balance at December 31, 2009
	NIS in thousands
Temporary differences
Hedging cash flow	-	-	(1,240)	1,040	(200)	-	200	-
Intangible assets	-	1,075	-	(8,106)	(7,031)	2,021	-	(5,010)
Fixed assets	(40,515)	(686)	-	(28,209)	(69,410)	16,367	-	(53,043)
Employee benefits provisions	5,690	396	871	1,536	8,493	(326)	(509)	7,658
Doubtful debts	5,193	(178)	-	915	5,930	1,390	-	7,320
Spare parts inventory	(272)	374	-	(271)	(169)	33	-	(136)
	(29,904)	981	(369)	(33,095)	(62,387)	19,485	(309)	(43,211)

unutilized losses and tax benefits
losses for tax purposes	10,011	3,182	-	2,401	15,594	(691)	-	14,903
Total	(19,893)	4,163	(369)	(30,694)	(46,793)	18,794	(309)	(28,308)

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

a.	Deferred income taxes (cont.)

Deferred taxes are presented in the statements of financial position as follows:

	December 31
	2009	2008
	NIS in thousands
Among non-current assets - Deferred tax assets	(29,745)	29,848
Among non-current liabilities - Deferred tax liabilities	(58,053)	(76,641)
Total	(28,308)	(46,793)

The Group anticipates the existence of taxable income in future periods apart from profits that will arise from the reversal of taxable temporary differences. The Group also recognized losses for tax purposes, which are expected to be utilized in the next few years against capital gains. As a result of the aforesaid, deferred tax assets were created.

b.	Amounts in respect of which deferred tax assets were not recognized

	For the year ended December 31
	2009	2008
	NIS in thousands

Real losses from securities	11,786	11,786
Capital losses for tax purposes	7,126	4,986
Total	18,912	16,772

Expiration dates: in accordance with the tax laws in effect, there is no expiration date for the utilization of losses for tax purposes. The Company does not anticipate any profits in the foreseeable future that will allow it to utilize these losses and has therefore not created deferred tax assets in respect thereof.

c.	Taxes that refer to components in the Other Comprehensive Income:

	For the year ended December 31 2009
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Profit from cash flow hedging	3,862	200	4,062
Actuarial from a defined benefit plan	986	(509)	477
Share in other comprehensive income of associated companies	1,170	(513)	657
Total	6,018	(822)	5,196

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

c.	Taxes that refer to components in the Other Comprehensive Income: (cont.)

	For the year ended December 31 2008
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Loss from cash flow hedging	(1,937)	(369)	(2,306)
Actuarial loss from a defined benefit plan	(1,501)	-	(1,501)
Share in other comprehensive income of associated companies	(28,318)	224	(28,094)
Capital reserve from revaluation from step acquisition	17,288	-	17,288
Total	(14,468)	(145)	(14,613)

	For the year ended December 31 2007
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Share in other comprehensive income of associated companies	2,916	259	3,175
Total	2,916	259	3,175

d.	Tax expense (income) on income recognized in profit and loss

1)	As follows:

	For the year ended December 31
	2009	2008	2007
	NIS in thousands
For the reported year:
Current	11,727	7,826	20,408
Former Years	-	-	850
Deferred taxes in respect of the reporting period	(18,794)	(4,163)	(2,997)
	(7,067)	3,663	18,261

Current taxes in 2009 were computed at an average tax rate of 26%, 2008 – 27% and 2007- 29%, see (2) below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

d.	Tax expense (income) on income recognized in profit and loss (cont.)

2)
Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in c above, and the actual tax expenses in the income statement, for the reported year:

	2009		2008		2007
		NIS in		NIS in		NIS in
	%	thousands	%	thousands	%	thousands

Income (loss) before taxes on income	100.0	(2,678)	100.0	20,308	100.0	48,940
Theoretical tax on the above amount	26.0	(696)	27.0	5,483	29.0	14,192
Tax increments (savings) due to:
Adjustments due to tax rate changes	(320.1)	(8,571)	(3.9)	(803)	(1.7)	(859)
Losses for tax purposes on whose account deferred tax assets were not recognized in the past, yet for whom deferred taxes were recognized during the reported period	(41.2)	(1,103)	(10.4)	(2,103)	-	-
Tax expenditures calculated by different tax rate	139.5	3,736	-	-	-	-
Differences at equity and non financial assets definition for the purpose of tax	-	-	-	-	4.9	2,400
Non-taxable income	(18.7)	(500)	(19.5)	(3,958)	-	-
Non-deductible expenses	42.4	1,135	22.8	4,629	1.0	486
Other differences, net	(39.9)	(1,068)	2.0	415	2.4	1,192
	(263.9)	(6,371)	(9.0)	(1,820)	6.6	3,219
Adjustments performed during the year in respect of prior years current taxes	-	-	-	-	1.7	850
Taxes on income as presented in profit and loss	(263.9)	(7,067)	18.0	3,663	37.3	18,261

e.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2005.

f.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (Inflation Adjustments) (Amendment 20) (Limitation of Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, from tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement.

Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

g.	More details

1.
In accordance with Amendment No. 147 of the Income Tax Ordinance, 2005, a tax rate of 34% which is applicable to companies was gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 - for which a tax rate of 25% was determined (the tax rate in the years 2007, 2008 and 2009 is 29%, 27% and 26%, respectively).

2.
The Economic Efficiency Law (Legal Amendments to the Implementation of the Economic Program for 2009 and 2010) of 2009 was published in July 23, 2009 (hereinafter: "The Settlement Law"). According to the Settlement Law, the tax rates of 26% and 25% that apply to companies in the years 2009 and 2010, respectively, will be gradually reduced starting in fiscal year 2011, for which a company tax rate of 24% was set, through to fiscal year 2016, for which a company tax rate of 18% was determined. Subsequent to this change, the company recognized deferred tax revenues in the amount of NIS 8,571 thousands in 2009.

3.
In December 2007, the Company and subsidiary Hadera Paper Industries Ltd (formerly American-Israeli Paper Mills (1995) Ltd) have submitted an application to the Tax Authority to split the production services business, specified below, which Hadera Paper Industries Ltd. has provided to Group companies at the Company's site in Hadera, to a new company called – Hadera Paper Development and Infrastructures Ltd (herein after – Infrastructure Company). The infrastructure services include: Engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, sewage treatment, environmental issues and water. Infrastructure Company also provides additional services, including: Spare-parts warehouse, employee transportation services, cleaning, security and catering. Note that these services are also provided to the Company's associated companies at the Company premises in Hadera. The split is in accordance with the provisions of Section 105 of the Income Tax Ordinance. The date of the split is December 31, 2007 and from this date the Infrastructures Company is active as an independent entity and therefore Infrastructure Company has begun drawing up separate financial statements and tax reports since 2008.

NOTE 13   -      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 4,900 thousands.

b.
In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification.  The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

c.
During the year 2008, 2009, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers ("machine no. 8"), for the total sum of €62.3 million. Most of the equipment supplied during 2008 and 2009 and the rest will be supplied in the beginning of 2010.Balance at December 31, 2009 is 14.2 million Euro.

d.
In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

e.
In November 3, 2008, the general meeting of the company approved the validity of a lease agreement signed on September 8, 2008 between the Company and Gev-Yam Lands Ltd (hereinafter – "the lessor"), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will rent a plot in Modiin, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (hereinafter – "the logistic center") for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property in addition to which the Company will have an option to extend the lease by a further 9 years and 11 months. The cost of annual lease amounts to NIS 13.6 million linked to the Consumer Price Index for July 2008. The subsidiaries and associated company provided guarantees for their part in the rental agreement, yet for the associated company, this matter is still under discussion between the company and the other shareholder.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

f.
In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air.  Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

g.
Against the company and its subsidiaries there are several pending and open claims and financial demands in a total amount of approximately NIS 11,550 thousands (December 31, 2008: NIS 10,680 thousands), in respect of them a provision was credited in a sum of NIS 5,345  thousands (December 31, 2008: NIS 28 thousands was recorded).See additional details in sections h-l below

h.
In September 2008 the Municipality of Hadera submitted a request for a land betterment levy in the amount of 1.4 million in respect of a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the amount of the levy with a counter assessment in the amount of NIS 28,000. The Company recorded a provision of NIS 900,000 in these financial statements in light of an expected settlement between the parties.

i.
A demand to pay purchasing tax of NIS 1,460,000 was submitted to the Company in respect of the extension of the lease on a plot of land located in Totzeret Haaretz Street in Tel Aviv (formerly the Shafir plant). A decision was handed down by the appeals committee pursuant to which the Company was required to pay a total of NIS 1,390,000, which accounts for 66% of the original demand for payment. The Company paid the amount. Both the Company and the Tax Authority have appealed this decision to the Supreme Court.

j.
In December 2006 Israel Natural Gas Lines Ltd (hereinafter –"Natural Gas Lines") informed the Company that owners of lands close to the gas production plan have initiated a damages claim against Natural Gas Lines in respect of impairment. It should be noted that the agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due to harm to adjacent land. The proceeding is conducted before the appeals committee and the Company is not a party to the proceedings. At this stage the Company is unable to assess the chances of success of the damages claim and accordingly, neither the extent of the Company's exposure, particularly since the Company is not a party to the proceedings. In any case, in the Company's opinion, the exposure is immaterial.

k.
A consolidated company received from the Municipality of Netanya and from the renter of a property, claims of payment amounting to NIS 2,700 thousands relating to assessments regarding taxes and levies for the years 2000-2008 for the above company's enterprise in Netanya. The consolidated company submitted an appeal on the claim, in the amount of NIS 2,000 thousands, which was rejected by the Municipality. The consolidated company submitted an appeal on the rejection. In June 2009 a compromise agreement was reached whereby the consolidated company will pay approximately NIS 950 thousand for the assessments regarding taxes and levies. The aforementioned compromise agreement did not have a material effect on the operating results of the consolidated company for the year 2009, since the financial statements included a sufficient provision in the past.

l.
During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

l.	(cont.)

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty. The Company has provided a provision at its Financial Reports for December 31, 2009, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousands USD), which KCTR consider to be the required estimated cash outflow for the matter.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment, is rather low, and therefore it has not provided a provision at its Financial Reports for December 31, 2009, with regards to this matter.

In addition, it will be emphasized that KCTR, based on its tax consultant opinion, opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

    Statement of financial position:

a.	Receivables:

	December 31
	2009	2008
	NIS in thousands
1) Trade:
Open accounts	293,682	282,279
Checks collectible	30,200	36,647
	323,882	318,926
The item is:
Net of allowance for doubtful accounts	24,236	22,652
Includes associated companies	12,556	14,642

	December 31
	2009	2008
	NIS in thousands
Aging of customers debts:
Are not in delay	275,020	268,750
Delay till 6 months	43,543	47,079
Delay from 6 months to 12 months	4,597	4,442
Delay from 12 months to 24 months	3,371	1,992
Delay more then 24 months	21,587	19,315
Total	348,118	341,578
Deduction of allowance for doubtful accounts	24,236	22,652
	323,882	318,926

	2009	2008
	NIS in thousands
Movement in provision for doubtful debts during the year:
Balance at beginning of the year	22,652	17,390
Impairment losses recognized on receivables	2,848	2,029
Amounts written off as uncollectible	(261)	(127)
Amounts recovered during the year	(340)	-
Reversal of impairment losses in respect of accounts receivable	(663)	(1,741)
Initial consolidation	-	5,101
Balance at the end of the year	24,236	22,652

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

    Statement of financial position: (cont.)

a.	Receivables: (cont.)

	December 31
	2009	2008
	NIS in thousands
2) Other:
Employees and employee institutions	1,702	2,331
Customs and VAT authorities	2,036	4,841
Associated companies - current debt	81,460	71,734
Prepaid expenses	4,595	3,847
Advances to suppliers	2,252	3,907
Accounts Receivable	3,310	3,618
Others	3,542	10,610
	98,897	100,888

b.	Inventories:

	December 31
	2009	2008
	NIS in thousands
For industrial activities:
Products in process	2,603	3,133
Finished goods	67,149	51,380
Raw materials and supplies	65,881	73,968
Total for industrial activities	135,633	128,481
For commercial activities - purchased products	20,799	22,759
	156,432	151,240
Maintenance and spare parts *	19,512	17,515
	175,944	168,755

* Including inventories for the use of associated companies.

Additional information – the amount of inventory recognized during the period under cost of sale amounted to NIS 345,610 thousand in 2009 (2008 – NIS 236,883 thousand).

c.	Credit from banks:

	Weighted average
	Interest rate	December 31
	on December 31,	2009	2008
	2009	NIS in thousands
Unlinked	2.8%	131,572	77,655

See note 9b above

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

    Statement of financial position: (cont.)

d.	Trade payable and accruals - other:

		December 31
		2009	2008
		NIS in thousands
1)	Trade payables:
	Open accounts	250,235	190,002
	Checks payable	5,660	5,018
		255,895	195,020
2)	Other:
	Payroll and related expenses	45,405	* 42,358
	Institutions in respect of employees	21,196	19,362
	Accrued interest	19,194	17,234
	Accrued expenses	14,619	18,712
	Others	12,331	7,277
		112,745	104,943

* Reclassified.

Statements of income:

e.	Sales - net (1)

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Industrial operations (2)	733,938	542,244	462,634
Commercial operations	158,057	131,240	121,016
	891,995	673,484	583,650
(1) Including sales to associated companies	186,410	132,375	159,627
(2) Including sales to export	69,800	55,757	48,669

f.	Cost of sales:

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Industrial operations:
Materials consumed	233,520	143,392	93,260
Expenditure on the basis of benefits to employees (please see h below)	206,903	149,212	115,014
Depreciation and amortization	67,497	53,144	31,550
Other manufacturing costs	160,383	115,027	114,400
Decrease (increase) in inventory of finished goods	(14,716)	(11,879)	(2,826)
	653,587	448,896	351,398
Commercial operations - cost of products sold	112,090	93,491	89,341
	765,677	542,387	440,739

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

g.	Selling, marketing, administrative and general expenses:

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Selling and marketing:
Expenditure on the basis of benefits to employees (please see h below)	30,095	18,568	13,431
Packaging, transport and shipping	27,843	15,670	9,712
Commissions	2,405	2,684	1,869
Depreciation and amortization	4,101	1,246	1,403
Other	7,554	7,506	4,929
	71,998	45,674	31,344

Administrative and general:
Expenditure on the basis of benefits to employees (please see h below)	57,388	55,735	45,458
Office supplies, rent and maintenance	3,698	2,222	1,214
Professional fees	4,318	3,210	1,789
Depreciation and amortization	6,501	5,097	3,159
Doubtful accounts and bad debts	2,290	233	738
Other	12,873	15,006	9,997
	87,068	81,503	62,355
Less - rent and participation from associated companies	28,101	26,533	26,364
	58,967	54,970	35,991

h.	Expenses in respect of employee benefits

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Composition:
Payroll	267,230	193,023	157,781
Other long term employee benefits	(505)	657	401
Expenses in respect of a defined deposit plan	22,803	15,889	15,249
Expenses in respect of a defined benefit plan	3,623	477	224
Changes in central compensation fund	(221)	225	(184)
Share-based payment transactions	2,900	5,922	-
Severance benefits	3,115	1,358	826
Benefits in respect of profit-sharing and bonuses	4,493	7,951	1,774
	303,438	225,502	176,071
Net of capitalized amounts (see note 6f).	(9,052)	(1,987)	(2,168)
	294,386	223,515	173,903

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

i.	Depreciation and amortization

	2009	2008	2007
	NIS in thousands
Composition:
Depreciation of fixed assets (see note 6)	73,355	53,391	34,749
Depreciation of leased land	913	1,178	644
Impairment of intangible assets (see note 8b)	4,068	5,215	705
Depreciation of other assets	216	-	-
	78,552	59,784	36,098

j.	Finance income **

	Year ended December 31
	2009	2008	2007
	NIS in thousands
(1) interest income

Interest income from short-term bank deposits	-	108	113
Interest income from short-term balances	3,436	3,912	2,945
Interest income from short-term loans	-	96	-
Interest income from long-term loans	3,763	592	547
Interest income from long-term bank deposits	-	-	3,352
Interest income from operational revaluation – net	813	1,204	-
Total interest income	8,012	5,912	6,957

(2) Other	113	286	3,691

(3) Net Profit (loss) from financial assets, by groups

Derivative financial instruments designated as hedging items	6,221	5,871	-
Less: Amounts capitalized to cost of fixed assets (see note 6e)	(9,619)	-	-
Total Finance income	4,727	12,069	10,648

** include financial income of loans to associated companies	3,763	4,790	2,655

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

k.	Finance expenses

	Year ended December 31
	2009	2008	2007
	NIS in thousands
1) interest expenses

Interest expenses from short-term bank loans	894	224	-
Interest expenses from short-term loans	574	3,618	10,159
Interest expenses from long-term loans	10,338	4,927	1,907
Interest expenses on account of non-convertible bonds net of related hedges	39,004	34,469	15,642
Interest expenses from operating monetary balance-net	10,221	-	2,228
Other interest expenses	1,331	8,077	1,560
Total interest expenses	62,362	51,315	31,496

2) other

Changes in the fair value of derivative financial instruments designated as hedging items	824	-	-
Bank commissions	670	501	270
Interest costs from employee benefits	673	1,360	1,051
Total other finance expenses	2,167	1,861	1,321
Less: Amounts capitalized to cost of fixed assets (see note 6e)	(41,537)	(26,064)	-
Total finance expenses	22,992	27,112	32,817

l.	Other income

	Year ended December 31
	2009	2008	2007
		NIS in thousands
Profit from written off a negative cost surplus	-	14,664	-
Capital gain from sale of fixed assets and spare parts inventory	73	237	(2,150)
Profit (loss) from revaluation PUT option to associated company	1,922	(10,003)	(2,289)
Capital loss from sale of associated company	-	-	(28)
Revenues from unilateral dividend	16,418	-	-
Revenues from sale of other assets, net	1,321	-	-
Other	500	-	-
Total Other income	20,234	4,898	(4,467)

In respect of the acquisition of Carmel the Company recognized, in the year 2008, profit of NIS 14,664 thousands because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15   -      NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (see note 2Y)

	Net income
	Year ended December 31
	2009	2008	2007
	NIS in thousands

Net income for the period, as reported in the income statements, used in computation of basic net income per share	91,230	69,710	31,535
Total net income for the purpose of computing diluted income per share	91,230	69,710	31,535

	Number of shares Year ended December 31
	2009	2008	2007

Weighted average number of shares used for computing the basic income per share	5,060,788	5,060,774	4,132,728
Adjustment in respect of incremental shares of warrants	-	-	6,805
Weighted average number of shares used for computing the diluted income per share	5,060,788	5,060,774	4,139,533

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16    -     ACTIVITIES NOT INVOLVING CASH FLOWS:

a.	As of December 31, 2009 the acquisition of fixed assets with suppliers credit amounted to NIS 70,541 thousand.

b.	As of December 31, 2008 the acquisition of fixed assets with suppliers credit amounted to NIS 17,261 thousands.

NOTE 17 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	The purpose of financial risk management

The finance division of the Group supplies services to the business operation, provides access to domestic and international financial markets, monitors and manages the financial risks associated with the Group's activities through internal reports that analyze the level of exposure to risks according to their degree and intensity. These risks include market risks (currency risk, fair value risk in respect of interest rates, price risk and cash flow risk in respect of interest rates), credit risks and liquidity risk.

The Group mitigates the effect of these risks by using deposits in derivative financial instruments in order to hedge the exposure to risks. The use of derivative financial instruments is made in accordance with the Group's policy that was approved by the board of directors, which stipulates principles regarding: currency risk management, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. Compliance with the policy and levels of exposure is reviewed by the internal auditors of the Company on an ongoing basis and examined from time to time by external advisors that specialize in this area.

The financial management division of the Group makes quarterly reports to the Group's management committee, about the risks and the implementation of the policy which be assimilated in order to reduce the risks exposures.

b.	Market risk

The Group's activity exposes it primarily to financial risks of changes in foreign currency exchange rates (see section e below). The Group holds a range of derivative financial instruments in order to manage its exposure to market risks, including:

•	Foreign currency swap contracts to hedge EURO currency risks arising from EURO payments result of imports of equipment for Machine 8 from the EU nations.
•	Foreign currency swap contracts to hedge currency risks arising from the purchase of raw materials in dollars according to the company's policy.

During the reporting period there was a change in exposure to market risks, primarily as a result of the volatility of global currency markets and due to the global crisis. The Group manages and measures the risks on a current basis in accordance with its business and cash flow operations.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

c.	Derivative financial instruments

The Company has limited involvement with derivative financial instruments.  The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI.  As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

(1)   Forward transactions against increase in the CPI

The Company is exposed to the CPI as a result of CPI-linked bonds that were issued (series 2 and 3). In accordance with the risk management policy, the Company wishes to minimize the CPI risk inherent in this obligation.

In December 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 150 million against increases in the CPI.

In January 2009, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2010 the company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 30 million against increases in the CPI, following the termination of the transaction that was carried out in 2009. As for the accounting policy of the Group concerning cash flow hedges and derivative financial instruments see note 2R.

(2)   Foreign currency swap contracts

The Group's policy is to enter into foreign currency swap contracts in order to cover specific foreign currency payables and receivables to reduce the created exposure. In addition, the Group enters into foreign currency swap contracts to manage the risk arising from anticipated selling and buying transactions in a period of up to six months. As for the accounting policy of the Group concerning cash flow hedges and derivative financial instruments see note 2R.

d.	Credit risks

Credit risks relate to the risk that the counter party will not fulfill its contractual obligations for payment and cause the Group financial losses. The Group has a policy of entering transactions with parties that have a credit rating and obtaining sufficient collateral, when appropriate, as a means of reducing the risk for financial losses as a result of failures. When this information is not available, the Group draws on available public financial information and its commercial experience in order to grade its main customers. The Group's exposure and the credit ratings of counter parties are examined on a regular basis.

Most of these companies’ sales are made in Israel, to a large number of customers.  The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers.  The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

See note 14a details of the aging of customers' debts as of December 31, 2009.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17    -     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks

Approximately half of the Company's sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the exchange rate of the NIS against the US dollar and the EURO. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and accounting exposure (relating to the excess of dollar linked assets over liabilities).

	December 31, 2009				December 31, 2008
	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked
		NIS in thousands				NIS in thousands
Assets:
Current assets:
Cash and cash equivalents and designated deposits	4,952	25,976	-	122,933	2,325	128,427	-	131,975
Receivables	13,338	5,075	1,053	398,817	15,816	3,206	910	396,035
Investments in associated companies - long-term
loans and capital notes	-	-	36,674	17,777	-	-	36,674	16,295
	18,290	31,051	37,727	539,428	18,141	131,633	37,584	544,305
Liabilities:
Current liabilities:
Short-term credit from banks	-	-	-	131,572	-	-	-	77,655
Accounts payables and accruals	43,437	72,583	-	277,801	36,814	23,969	-	240,299
Financial liabilities at fair value through profit and loss	11,982	-	-	-	13,904	-	-	-
Long-term liabilities (including current maturities):
Long –term loans	-	-	28,143	253,438	-	-	35,271	123,974
Notes	-	-	328,069	237,907	-	-	354,658	238,600
Other liability	-	-	-	14,911	-	-	-	32,770
	55,419	72,583	356,212	915,629	50,718	23,969	389,929	713,298

                   As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see a above.

      As to sensitivity analyze of foreign currency – see g below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks (cont.)

Sensitivity analysis of foreign currency:

The group is primarily exposed to the US dollar and the euro.

The following table illustrates the sensitivity to a decrease of 5% in the NIS vis-à-vis the other currencies. 5% was the rate of sensitivity that was used in reporting to key executives. This index also represents management estimates regarding the reasonable potential change in exchange rates. The sensitivity analysis includes the existing balances of monetary items denominated in foreign currency and adjusts their translation at the end of the period to a change of 5% in the foreign exchange rates.

Impacts of a decrease of 5% in the NIS vis-à-vis the other currencies, after the impact of taxes and net of discounted sums:

	The influence of the US Dollar		The influence of the Euro
	December 31		December 31
	2008	2009	2008	2009
	NIS in thousands		NIS in thousands
Profit or (loss)	268	872	(1,336)	(1,114)

Other sections in the shareholders' equity	995	9,407	-	-

The following table specifies the existing foreign currency swap agreements as of the reporting date:

	Average foreign exchange rate		Foreign currency				Contract value		Fair value
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	NIS		Dollar in thousands		Euro in thousands		NIS in thousands
Hedging cash flow
Purchase EURO
till 6 months	5.55	5.31	-	-	11,674	26,150	64,745	138,794	(1,113)	1,597
Sell EURO
till 6 months	-	5.45	-	-	-	5,000	-	27,250	-	(836)
Purchase Dollar
till 6 months	3.88	3.66	1,133	3,000	-	-	4,400	10,994	18	500
Sell Dollar
till 6 months	-	3.52	-	(1,500)	-	-	-	(5,281)	-	(20)
EURO deposit	5.44	5.30	-	-	4,041	23,956	23,949	126,902	-	-

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk

Liquidity risk management

The Group manages liquidity risks by maintaining suitable funds, banking and loans, ongoing monitoring of actual and anticipated cash flows and adjusting the vesting of financial assets and liabilities.

1.	Financial liabilities that do not constitute derivative financial instruments

The following tables specify the remaining contractual repayment dates of the Group in respect of financial liabilities, which do not constitute a derivative financial instrument. These tables were prepared based on the non-discounted cash flows of financial liabilities, based on the earliest date in which the Group may be required to repay them. The tables include cash flows in respect of the interest and the principal.

	Average effective interest rate	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Above 5 years	Total
	%	NIS in thousands

2009

Short-term credit	2.75	44,544	67,270	20,138	-	-	131,952
Loans from banks	4.27	3,364	5,327	35,380	146,996	1,083	192,150
Long-term credit from others	6.30	8,053	-	8,053	64,424	48,318	128,848
Index linked notes carrying permanent interest	5.05	-	-	71,540	224,436	98,148	394,124
Notes carrying permanent interest	7.45	8,847	-	47,961	198,018	42,184	297,010
		64,808	72,597	183,072	633,874	189,733	1,144,084

2008

Short-term credit	3.9%	76,175	1,506	-	-	-	77,681
Loans from banks	5.0%	4,530	7,483	33,591	129,009	7,532	182,145
Index linked notes carrying permanent interest	5.1%	-	-	57,111	259,004	120,631	436,746
Notes carrying permanent interest	7.5%	8,606	-	8,702	209,717	87,293	314,318
		89,311	8,989	99,404	597,730	215,456	1,010,890

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk (cont.)

2.	Derivative financial instruments

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on cash payments/ receivables for derivative instruments settled in net and the gross non-discounted cash payments/receivables for these derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount is determined based on the projected interest rates as described by the interest yield curve as the balance sheet date.

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years
	NIS in thousands
2009
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	(1,114)	-	-	-

2008
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	(185)	-	-	-
Forward contracts on the CPI	-	(861)	(474)	(1,358)
Option warrants	(1,250)	-	-	-
	(1,435)	(861)	(474)	(1,358)

3.	Financial assets that do not constitute derivative financial instruments

The following tables present the expected repayment dates of the group on account of financial instruments that are not derivatives. The tables were prepared on the basis of the expected, non-discounted repayment dates of the financial assets, including the interest that will accrue from these assets, except for those cases where the group anticipates that the cash flows will be generated in a different period. The tables were prepared based on cash payments/receipts for derivative instruments settled on a net basis and the gross non-discounted cash payments/receipts for those derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount was determined based on the projected interest rates as described by the existing interest yield curve as at the end of the reporting period

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands
2009
Loans measured at depreciated cost
Loans to related parties	1,004	2,008	7,195	48,012	58,219
Deposits in the banks	154,153	-	-	-	154,153
	155,157	2,008	7,195	48,012	212,378

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk (cont.)

3.	Financial assets that do not constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands

2009
Trade receivables and other receivables
Other accounts	62,114	160,566	70,772	565	294,017
Checks collectible	10,027	16,848	3,569	-	30,444
Accounts receivable	258	49	-	-	307
	72,399	177,463	74,341	565	324,767
	227,556	179,471	81,536	48,577	537,140

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands

2008
Loans measured at depreciated cost
Loans to related parties	1,161	2,311	10,510	39,912	53,894
Deposits in the banks	262,727	-	-	-	262,727
	263,888	2,311	10,510	39,912	316,621

Trade receivables and other receivables
Other accounts	60,643	148,321	74,836	-	283,810
Checks collectible	11,463	22,363	3,271	-	37,097
Accounts receivable	3,618	-	-	-	3,618
	75,724	170,684	78,107	-	324,525
	339,612	172,995	88,617	39,912	641,146

4.	Financial assets that constitute derivative financial instruments

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on the cash payments/receipts pertaining to derivative instruments not designated for hedging purposes and to financial instruments designated as hedging items. When the amount payable or receivable is not fixed, the disclosed amount was determined based on the projected interest rates as described by the existing interest yield curve as at the end of the reporting period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk (cont.)

4.	Financial assets that constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	Total
	NIS in thousands
Derivative financial instruments designated as hedging items:
2009
Forward contracts on the CPI	3,052	-	-	3,052

2008
Foreign currency forward contracts	1,537	283	337	2,157
Foreign currency option warrants	59	147	-	206
	1,595	430	337	2,363

Derivative financial instruments not designated as hedging items:
Forward contracts on the CPI	1,633	-	-	1,633

5.	Interest risk

The group is exposed to interest rate risks due to the fact that the group companies lend and borrow funds at both fixed and variable interest rates. The risk is managed by the group by maintaining a suitable ratio between loans at a variable rate of interest and loans at a fixed rate of interest.

The group's exposure to interest rates on financial assets and liabilities is described in the section regarding liquidity risk management that is presented further below in this Note.

In the course of the year, the exposure to interest rate risk grew by NIS 101,363 thousands.

Sensitivity analysis of interest rates:

The sensitivity analysis was determined on the basis of the exposure to the interest rates of both derivative and non-derivative financial instruments at the end of the reported period. The sensitivity analysis regarding liabilities carrying a variable rate of interest was prepared under the assumption that the sum of liabilities at the end of the reported period was the actual sum throughout the entire reported year. For the purpose of internal reporting to key executives regarding interest rate risks, a rate of increase or decrease in base points of 5% was used, representing management estimates regarding the reasonable potential change in interest rates.

Assuming that interest rates would have increased by 5% while all other parameters would have remained constant, the impact after taxes would have been as follows:

▪
The earnings of the group for the year ended December 31, 2009 would have been reduced by NIS 5,734 thousands (2008: lower by NIS (1,273) thousands). This change originates primarily from the group's exposure to interest rates on account of variable-interest loans.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

g.	Exposure to the Consumer Price Index

The group is exposed to cash flow risks on account of changes in the consumer price index, due to bonds issued by the group, forward contracts on the consumer price index and loans assumed by the group, that are linked to the CPI.

The net carrying value of the balances that are exposed to CPI risks, as at December 31, 2009, totals NIS 356,216 thousands (2008: NIS 389,929 thousands).

The influence of a 2% change in the CPI on the profit and loss after taxes, would have been as follows:

•	The earnings for the year ended December 31, 2009 would have been reduced by NIS 888 thousands (2008: increase of NIS 125 thousands)

The group's sensitivity to changes in the CPI did not change materially since last year.

h.	Fair value of financial instruments

The fair value of financial assets and liabilities were determined as follows:

•	The fair value of financial assets and liabilities with customary terms that are traded in active markets is determined based on quoted market prices.

•
The fair value of other financial assets and liabilities (except for derivative instruments) is determined through accepted pricing techniques based on the analysis of discounted cash flows, using observed current market prices and traders' quotes for similar instruments.

•
The fair value of derivative financial instruments is calculated based on quoted prices. When such prices are not available, a discounted cash flow analysis is utilized, using the appropriate yield curve for the duration of the instruments for derivatives that are not options while for derivatives which are options, option pricing models are used.

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value, the rest of the assets and liabilities are presented in the statement of financial position at their fair value, or approximately:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	December 31, 2009		December 31, 2008
	NIS in thousands		NIS in thousands
Financial Assets
Long term loans and capital note	54,452	50,980	52,969	49,355
Financial Liabilities
Notes – series 1 *	-	-	7,422	7,537
Notes – series 2 *	131,362	136,715	158,559	155,637
Notes – series 3 *	196,708	207,266	190,541	195,959
Notes – series 4 *	237,906	235,557	235,557	269,078
Other liability*	-	-	32,770	31,359
Long term loans with fixed interest	149,809	159,915	65,021	61,854
	715,785	739,453	689,870	721,424

(1)	The fair value of long-term Assets and Liabilities are based on the calculation of the current value of cash flows at real interest rate of 4%.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

i.	Financial instruments that are presented in the statement of financial position at fair value

For the purpose of measuring the fair value of its financial instruments, the group classifies its financial instruments - as measured in the report of the financial situation - at their fair value, on the basis of a system that includes three rating levels:

Level 1:	Quoted prices (unadjusted) in active markets for identical financial liabilities and assets.

Level 2:	Data other than quoted prices included in Level 1, that are observed directly (i.e.- prices) or indirectly (data derived from prices), regarding financial assets and liabilities.

Level 3:	Data regarding financial assets and liabilities that are not based on observable market data.

The classification of the measured financial instruments at fair value is done on the basis of the lowest level that was significantly used for the purpose of measuring the fair value of the instrument in its entirety.

Following below is a detailed account of the financial instruments of the group, measured at fair value, according to levels:

Financial assets at fair – value:

	December 31, 2009
	Level 2	Total
	NIS in thousands
Financial assets at Fair – value through profit and loss:
Derivatives	3,052	3,052

	December 31, 2009
	Level 2	Level 3	Total
	NIS in thousands
Financial liabilities at Fair – value through profit and loss:
Derivatives	(1,114)	-	(1,114)
Put option on an associated company	-	(11,982)	(11,982)
Total	(1,114)	(11,982)	(13,096)

(1)
The Put option on an associated company is assessed according to the valuation of an external assessor. The estimation was done according to the binomial model. The non-risk interest rate used for the estimation is 5.63%.

j.	Financial instruments at fair-value that are measured according to level 3:

Year ended December 31, 2009
NIS in thousands
Balance – January 1, 2009	13,904
Recognized in profit and loss
Profit	(1,922)
Balance – December 31, 2009	11,982

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18   -      INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:

a.	General

The interested parties and the related parties of the Company are the Parent Company – "Clal Industries and Investments LTD.", the indirectly Controlling Shareholder - IDB Holdings and their related parties, associated companies, directors and key executives of the Company or the Parent Company, and a close member of the family of any person that was mentioned above (hereinafter - IDB Group).

b.	Transactions with interested parties

The Company and its subsidiaries perform transactions at market terms with interested parties during their ordinary course of business.

Negligible transactions:

On March 8, 2009, the board of directors of the Company determined, that in the absence of unique quality considerations that arise from the circumstances of the matter, an interested party transaction shall be considered negligible if the relevant criterion for the transaction (one or more) is less than 1%.

At every interested party transaction examined classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the recent annual consolidated financial statements of the Company: (a) Sales ratio – total sales covered by the interested party transaction divided by total annual sales; (b) Sales cost ration – cost of the interested party transaction divided by the total cost of annual sales; (c) Earnings ratio – the actual or projected profit or losses attributed to the interested party transaction divided by the average annual profit or loss in the last three years, calculated on the basis of the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the amount of assets covered by the interested party transaction divided by total assets; (e) Liabilities ratio - the liability covered by the interested party transaction divided by total liabilities; (f) Operating expenses ratio – the amount of expenses covered by the interested party transaction divided by the total annual operating expenses.

In cases in which the above criteria are not relevant, a transaction shall be considered negligible based on a more relevant criterion established by the Company, provided the criterion calculated for said transaction is less than 1%.

Classified and characterized transactions, as follows:

1.
Transactions for purchase of services from interested parties and related parties: communication services, tourism services, services of operating the Company's logistic center, investment consulting services and other financial services.

2.	Transactions for the purchase and/or rent of goods from interested parties and related parties: trucks and hauling equipment, vehicles, insurance products.

3.	Transactions in connection with marketing campaigns, advertising and discounts with interested parties and related parties or related to the products of interested parties and related parties.

4.	Transactions with interested parties and related parties in connection with the purchase of gift coupons of interested parties and related parties

5.	Transactions for rent buildings/structures and real-estate assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18   -      INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

b.	Transactions with interested parties (cont.)

6.	Sale of paper products, office equipment and other products to companies in the IDB Group.

The negligibility of the transaction is examined on an annual basis for the purposes of this report, by adding all transactions of the same type that the Company made with the interested party and other corporations controlled thereby.

Below is a general description of transactions made with interested parties in the Company, while except for the transactions specified in sections b(1)(b) below, should be viewed as negligible transactions based on the tests specified above:

Income (expenses)

	Year ended December 31,
	2009	2008	2007
	NIS in thousands
Sales (1)	27,097	33,286	54,803
Cost of sales (2)	10,689	3,976	-
Financing expenses in respect of non-marketable bonds	1,363	1,584	2,128

Related parties:
Sales (1)	55,833	95,448	125,044
Cost of sales (2)	29,521	13,607	21,780
Selling, marketing, general and administrative expenses (3)	25,368	24,243	23,630

Classified and characterized transactions, as follows:

(1)	Sales

The Company deals with many companies from IDB group in the sale of paper products, office equipment and other products, in a very large number of transactions, each at a negligible amount. The transactions are made with numerous companies from the IDB Group. The prices and are established through negotiations and during the ordinary course of business.

a.
The Company sold during the year to interested parties from the IDB Group and Clal Industries packaging paper. Total transactions with interested parties in the years 2009, 2008 and 2007 amounted to NIS 27.1 million, NIS 33.3 million and NIS 54.8 million, respectively.

b.
The Company sold during the year to associated companies, which are related parties, packaging paper, office supplies and products and white paper waste. Total transactions with interested parties in the years 2009, 2008 and 2007 amounted to NIS 55.8 million, NIS 95.4 million and NIS 125.0 million, respectively.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -  INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

b.	Transactions with interested parties (cont.)

Income (expenses) (cont.)

Classified and characterized transactions, as follows: (cont.)

(2)	Cost of sales

During the year the Company performed a large number of transactions with suppliers that are interested parties and related parties from the IDB Group, Clal Industries and Discount Investments. The transactions included the acquisition of foodstuffs and other items for Group companies. The prices and credit terms are established with all the suppliers through negotiations and during the ordinary course of business (hereinafter - IDB Group).

a.
The Company and a subsidiary have transactions with interested parties from the IDB Group relating to building rental services. Total transactions in the years 2009 and 2008 aggregated to NIS 11 million and NIS 4 million, respectively. The value of transactions in 2007 is negligible.

b.
The Company purchased during the year from associated companies, which are related parties, white paper and cleaning and toiletry products which are sold by the company. Total transactions with interested parties in the years 2009, 2008 and 2007 amounted to NIS 2.5 million, NIS 13.6 million and NIS 21.8 million, respectively.

(3)	Selling, marketing, general and administrative expenses

The Company has transactions with associated companies, which are related parties, of revenue from rental buildings and computerization services. Total transactions in the years 2009, 2008 and 2007 amounted to NIS 25.4 million, NIS 24.2 million and NIS 23.6 million, respectively.

The amounts of the aforementioned transactions relate to transactions that the Company makes during the ordinary course of business with interested parties (by virtue of being companies held by the company) at similar conditions and prices to those used by the Company for other customers and suppliers.

Benefits to key executives

The senior managers in the Group are entitled, in addition to wages, to non-cash benefits (such as vehicles etc). The Group makes deposits in their name in a defined benefit plan after the completion of the transaction. Senior managers also participate in the stock option plan of the Company (see note 11 on Share-based Payments).

(1)	Remuneration of key executives:

	For the year ended December 31
	2009	2008	2007
	NIS in thousand
Short-term benefits	8,084	* 8,934	* 9,138
Benefits after the completion of the transaction	7	7	42
Other long-term benefits	-	* -	* -
Severance benefits	2,335	2,205	1,953
Share-based payment	2,136	2,047	-
	12,562	13,193	11,133

* Reclassified.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -  INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

b.	Transactions with interested parties (cont.)

Income (expenses) (cont.)

Benefits to key executives (cont.)

(2)	Benefits to interested parties:

	2009	2008	2007
Payroll to interested parties employed by the Company - NIS in thousands *	3,503	2,503	2,643
Number of people to whom the benefits relate	1	1	1
Remuneration of directors who are not employed by the Company -
NIS in thousands	807	793	601
Number of people to whom the benefits relate	12	12	11

*	Refers to the payroll of CEO.

(3)
The company granted to an interested party employed by the Company (the outgoing CEO) during 2008, 40,250 options, as part of the 2008 plan for senior officers in the Group. On March 7, 2010 the Company Board of Directors approved the grant conditions for the third and fourth batches to the outgoing CEO in light of his retirement from managing the Company, as a result of his disability. The total impact on profit and loss amounts to approximately NIS 641 thousand. During 2007, the outgoing CEO exercised 1,975 options under the 2001 plan for senior employees in the group (see note 11b(1)). As of December 31, 2007 all his options from 2001 plan were exercised.

c.	Related parties and interested parties balance:**

	As of December 31,
	2009	2008
	NIS in thousands
Accounts receivable - commercial operations (1)	24,562	18,942
Accounts payables and accruals	5,740	1,907
Notes (2)	38,793	58,830

(1)	There were no significant changes in the balance during the year.

(2)	Notes

•	Non-tradable notes

In 1992 and 2003 the Company issued bonds that are not traded on the stock exchange (see Note 9a). The balance of outstanding debt as of December 31, 2009 and 2008 to interested parties from the IDB Group was NIS 19.4 million and NIS 23.4 million, respectively.

•	Tradable notes

In 2008 the Company issued bonds that are traded on the stock exchange (see Note 9a). The balance of outstanding debt as of December 31, 2009 and 2008 to interested parties from the IDB Group was NIS 19.4 million and NIS 35.4 million, respectively.

(3)	See note 14 in respect of associated companies balance.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION:

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

In contrast, the previous standard (IAS 14 "segment reporting") required an entity to identify two segment systems (business and geographic), based on the risk-reward approach, while the internal financial reporting system for the key managerial staff of the entity served only as the starting point for the identification of said segments.

Following the adoption of the new standard the Group identified reportable segments that were different than those presented in previous reporting periods.

The identified operating segments, accordingly to IFRS8, are:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION: (cont.)

b.	Business segment data 2009:

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
	NIS in thousands
Sales	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Sales - net	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
Income from ordinary operations	(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587
Financial income							4,727
Financial expenses							22,992
Income before taxes on income							(2,678)
Taxes on income							7,067
Income from operations of the Company and its subsidiaries							4,389
Share in profits of associated companies – net							87,359
Net income for the year							91,748

Segment's assets (for the end of the year)	1,638,895	43,542	356,742	990,670	461,786	(1,575,061)	1,916,574
Join assets that were not allocated between segments(1)							399,751
Total assets in the consolidated statements (for the end of the year)							2,316,325
Segment's liabilities (for the end of the year)	141,911	31,327	82,657	534,577	306,478	(841,055)	255,895
Join liabilities that were not allocated between segments							1,202,001
Total liabilities in the consolidated statements (for the end of the year)							1,457,896
Depreciation and amortization	56,503	1,502	20,547	29,213	12,028	(41,241)	78,552
Capital investments	421,182	1,212	15,797	42,484	4,383	(46,867)	438,190

(1) Including investments in associated companies

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION: (cont.)

c.	Business segment data 2008:

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation		Total
	NIS in thousands
Sales	273,436	129,068	500,069	1,605,376	717,424	(2,660,433	) 9	564,940
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(57,464)		108,544
Sales - net	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)		673,484
Income from ordinary operations	37,773	3,233	(6,226)	135,753	34,090	(169,272)		35,351
Financial income								12,069
Financial expenses								27,112
Income before taxes on income								20,308
Taxes on income								3,663
Income from operations of the Company and its subsidiaries								16,645
Share in profits of associated companies – net								51,315
Net income for the year								67,960

Segment's assets (for the end of the year)	803,279	72,624	415,666	946,156	483,962	(1,430,118)		1,291,569
Join assets that were not allocated between segments(1)								752,525
Total assets in the consolidated statements (for the end of the year)								2,044,094
Segment's liabilities (for the end of the year)	82,925	35,258	76,837	505,167	361,404	(866,571)		195,020
Join liabilities that were not allocated between segments								1,091,445
Total liabilities in the consolidated statements (for the end of the year)								1,286,465
Depreciation and amortization	51,946	1,445	25,604	24,367	11,649	(55,227)		59,784
Capital investments	254,494	1,694	18,027	53,334	11,649	(32,971)		306,227

(1) Including investments in associated companies

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION: (cont.)

d.	Business segment data 2007:

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
	NIS in thousands
Sales	326,636	117,795	561,759	1,373,528	746,031	(2,681,318)	444,431
Sales between Segments	138,143	1,901	14,824	2,146	24,001	(41,796)	139,219
Sales - net	464,779	119,696	576,583	1,375,674	770,032	(2,723,114)	583,650
Income from ordinary operations	70,405	704	15,322	61,450	33,924	(110,696)	71,109
Financial income							10,648
Financial expenses							32,817
Income before taxes on income							48,940
Taxes on income							18,261
Income from operations of the Company and its subsidiaries							30,679
Share in profits of associated companies – net							856
Net income for the year							31,535

Segment's assets (for the end of the year)	630,217	63,509	442,140	914,280	331,737	(1,688,157)	693,726
Join assets that were not allocated between segments(1)							626,189
Total assets in the consolidated statements (for the end of the year)							1,319,915
Segment's liabilities (for the end of the year)	79,116	29,293	118,872	513,344	224,456	(1,022,064)	108,409
Join liabilities that were not allocated between segments							541,535
Total liabilities in the consolidated statements (for the end of the year)							649,944
Depreciation and amortization	33,911	1,598	24,927	27,871	10,701	(63,499)	35,509
Capital investments	80,431	1,653	24,958	43,013	8,458	(76,429)	82,084

(1) Including investments in associated companies

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20    -     SUBSEQUENT EVNETS

a.
On February 11, 2010 the company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime+1.15%, and to be repaid within 7 years. The principal and the interest are to be repaid in quarterly installments, commencing from the second year.

b.	On January 20, 2010 a dividend in cash in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

c.
 On February 18, 2009 an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million from the retained earnings. The dividend will be paid during May 2010. The Company’s share in the dividend is approximately NIS 10 million.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2009

HADERA PAPER LTD

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

To the shareholders of
Hadera Paper Ltd.

Re: Auditor's Special Report on the separate financial information according to regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970.

We have audited the separate financial information that is given according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970, Hadera Paper Ltd. (hereafter – "the Company") as at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009. The separate financial information is the responsibility of the management and board of directors of the Company. Our responsibility is to express an opinion on the separate financial information based on our audit.

We did not audit the financial statements of subsidiaries, jointly control entities and associates that the company's share of their assets less their liabilities which is included in the separate financial information as at December 31, 2009 and 2008 is amounted to 111,045 thousands NIS and 103,804 thousands NIS, respectively, and the company's share of their revenue less their expenses which is included in the separate financial information for the years ended in December 31, 2009, 2008 and 2007, is amounted to approximately 7,884 thousands NIS, 7,427 thousands NIS and 7,267 thousands NIS, respectively. The financial statements of those companies were audited by other auditors, whose reports have been submitted to us, and our conclusion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit for the purpose of obtaining a reasonable measure of assurance that the separate financial information does not include a materially misleading presentation. An audit involves examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes evaluating the appropriateness of accounting principles used in preparing the separate financial information and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audit and the reports of other auditors provide appropriate basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the separate financial information is edited, in all material respects,  in conformity with Regulation 9C of the Securities Regulations (Period and Immediate Reports) – 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel
March 7, 2010

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	December 31,
	2 0 0 9	2 0 0 8
	NIS in thousands
Current Assets
Cash and cash equivalents	363	410
Designated deposits	127,600	249,599
Trade receivables	4,347	10,463
Affiliated companies, net	548,181	187,976
Current tax assets	96	947
Total Current Assets	680,587	449,395
Non-Current Assets
Investment in associated companies	918,771	891,318
loans to associated companies	69,706	67,553
Fixed assets	94,565	91,686
Prepaid leasing expenses	36,937	35,613
Other assets	370	842
Deferred tax assets	13,223	14,317
Total Non-Current Assets	1,133,572	1,101,329
Total Assets	1,814,159	1,550,724
Current Liabilities
Credit from banks	102,446	42,668
Current maturities of long-term notes and long term loans	125,805	51,702
Trade payables	3,068	4,859
Other payables and accrued expenses	87,765	66,538
Other financial liabilities	-	32,770
Financial liabilities at fair value through profit and loss	11,982	13,904
Short term employee benefit liabilities	5,303	3,052
Total Current Liabilities	336,369	215,493
Non-Current Liabilities
Loans from banks and others	170,155	45,309
Notes	471,815	554,124
Employee benefit liabilities	3,775	4,485
Total Non-Current Liabilities	645,745	603,918

Capital and reserves	832,045	731,313
Total Liabilities and Equity	1,814,159	1,550,724

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: March 7, 2010

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE INCOME STATEMENTS

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2007
	NIS in thousands
Income
Revenues from services, net	6,430	(8,352)	2,461
Other income	19,624	4,665	-
Share in profits of associated companies - net	87,010	71,116	61,534
Finance income	5,557	11,692	3,306
	118,621	79,121	67,301

Cost and expenses

Other expenses	-	-	(2,316)
Finance expenses	(18,318)	(22,959)	(35,326)
	(18,318)	(22,959)	(37,642)

Profit before taxes on income	100,303	56,162	29,659

Tax (income) expenses on the income	(9,073)	13,548	1,876

profit for the year	91,230	69,710	31,535

SEPARATE STATEMENT
OF COMPREHENSIVE INCOME

	Year ended
	December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Comprehensive Income	91,230	69,710	31,535

Actuarial loss and defined benefit plans, net	14	(131)	-
Revaluation from step acquisition	-	17,288	-
Share in Other Comprehensive Income of associated companies, net	5,184	(31,752)	3,175

Comprehensive Income (loss) for the year	5,198	(14,595)	3,175

Total other comprehensive income for the year	96,428	55,115	34,710

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971

For the year ended December 31, 2008:
Total Comprehensive Income for the period	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,380)	-	-	1,380	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227
Balance – December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium on shares	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands
Year ended December 31, 2007

Balance – January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633
Profit for the year	-	-	-	(635)	3,810	31,535	34,710
Issuance of shares	10	211,635	-	-	-	-	211,645
Tax benefit on exercise of employee options	-	-	983	-	-	-	983
Balance – December 31, 2007	125,267	301,695	3,397	(635)	3,810	236,437	669,971

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE CASH FLOWS STATEMENTS

	Year ended
	December 31
	2009	2 0 0 8	2 0 0 7
	NIS in thousands
Cash flows – operating activities
Profit for the year	91,230	69,710	31,535
Tax expenses (income) recognized in profit and loss	9,073	(13,548)	(1,876)
Financial expenses recognized in profit and loss, net	12,761	11,267	32,020
Share in profit of associated companies, net	(87,010)	(71,116)	(61,534)
Dividend received	61,814	-	70,000
Income from repayment of capital note to associated company	(16,418)	-	-
Capital loss on sell of fixed assets	34	-	62
Depreciation and amortization	5,127	4,792	4,234
Share based payments expenses	1,880	2,754	-
Gain from negative goodwill	-	(14,664)	-
Capital loss on sale investment in associated company	-	-	28
	78,491	(10,805)	74,469

Changes in assets and liabilities:
Increase in trade and other receivables	(313,050)	(121,419)	(34,165)
Increase (decrease) in trade and other payables	21,702	1,106	(5,973)
Increase (decrease) in financial liabilities at fair value through profit and loss	(1,922)	10,003	2,289
Increase (decrease) in employee benefits and provisions	1,418	398	(2,904)
Cash used in operating activities	(213,361)	(120,717)	33,716

Tax Payments, net	-	3,685	(11,600)

Net cash generated by (used in) operating activities	(213,361)	(117,032)	22,116

HADERA PAPER LTD

SEPARATE CASH FLOWS STATEMENTS

	Year ended
	December 31
	2009	2 0 0 8	2 0 0 7
	NIS in thousands
Cash flows – investing activities
Acquisition of fixed assets	(3,319)	(7,834)	(11,568)
Acquisition of subsidiaries	-	(74,741)	-
Proceeds from sale of investment of associated companies	-	-	27,277
Proceeds from fixed assets	747	-	30,547
Investment in designated deposits, net	124,614	(255,244)	-
Interest received	1,292	5,193	1,716
Prepaid leasing expenses	(1,770)	(2,651)	(2,596)
Collection of loans of associated companies	-	3,085	2,429
Net cash generated (used in) investing activities	121,564	(332,192)	47,805

Cash flows – financing activities
Proceeds from issuing notes and shares	-	424,617	211,645
Short-term bank credit – net	59,778	(100,812)	(57,684)
Borrowings received from banks	156,490	35,000	-
Repayment of borrowings from banks	(12,568)	(10,634)	(5,213)
Repayment of capital note	(32,770)	-	-
Interest Paid	(38,753)	(16,718)	(24,993)
Redemption of notes	(40,427)	(38,904)	(37,167)
Net cash generated by financing activities	91,750	292,549	86,588

Increase (Decrease) in cash and cash equivalents	(47)	(156,675)	156,509
Cash and cash equivalents – beginning of period	410	157,085	576
Cash and cash equivalents – end of period	363	410	157,085

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

  The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 9c and the tenth addition to the Securities Regulations (Immediate and Periodic Reports), 1970.

A.  Definitions:

The Company	-	Hadera Paper Limited.

Affiliated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2009.

B.  Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in Note 2 of the consolidated financial statements of the Company, except for the amounts of assets, liabilities, revenues, expenses and cash flows relating to investee companies, as specified below:

a.	The assets and liabilities are presented in the same amount as in the consolidated financial statements of the Company as a parent company, except for investments in investee companies.

b.
Investments in investee companies are presented as the net amount of the total assets less total liabilities, which present financial information in the Company's consolidated financial statements in respect of investee companies, including goodwill.

c.
The amounts of revenues and expenses reflect the revenues and expenses included in the consolidated financial statements of the Company as a parent company, divided between profits or losses and other comprehensive income, except for amounts of revenues and expenses in respect of investee companies.

d.
The Company's share in the results of investee companies is presented as a net amount of total revenues less total expenses, which present operating results in the Company's consolidated financial statements, in respect of investee companies, including impairment of goodwill or reversal of impairment loss, divided between profit or loss and other comprehensive income.

e.	Amounts of cash flows reflect the amounts included in the consolidated financial statements of the Company as a parent company, except for the amounts of cash flows in respect of investee companies.

f.	Loans provided and/or received from investee companies are presented at the amount attributed to the Company as a parent company.

  NOTE 2 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

A.  Cash and cash equivalents

	December 31
	2009	2008
	NIS in thousands

Cash and cash equivalents	363	410

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

A. The purpose of financial risk management

The finance division of the Group supplies services to the business operation, provides access to domestic and international financial markets, monitors and manages the financial risks associated with the Group's activities through internal reports that analyze the level of exposure to risks according to their degree and intensity. These risks include market risks (currency risk, fair value risk in respect of interest rates, price risk and cash flow risk in respect of interest rates), credit risks and liquidity risk.

The Group mitigates the effect of these risks by using deposits in derivative financial instruments in order to hedge the exposure to risks. The use of derivative financial instruments is made in accordance with the Group's policy that was approved by the board of directors, which stipulates principles regarding: currency risk management, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. Compliance with the policy and levels of exposure is reviewed by the internal auditors of the Company on an ongoing basis and examined from time to time by external advisors that specialize in this area.

The financial management division of the Group makes quarterly reports to the Group's management committee, about the risks and the implementation of the policy which be assimilated in order to reduce the risks exposures.

B. Market risk

The Group's activity exposes it primarily to financial risks of changes in foreign currency exchange rates (see section e below). The Group holds a range of derivative financial instruments in order to manage its exposure to market risks, including:

•	Foreign currency swap contracts to hedge EURO currency risks arising from EURO payments result of imports of equipment for Machine 8 from the EU nations.
•	Foreign currency swap contracts to hedge currency risks arising from the purchase of raw materials in dollars according to the company's policy.

During the reporting period there was a change in exposure to market risks, primarily as a result of the volatility of global currency markets and due to the global crisis. The Group manages and measures the risks on a current basis in accordance with its business and cash flow operations.

C. Derivative financial instruments

The Company has limited involvement with derivative financial instruments.  The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI.  As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

(1)   Forward transactions against increase in the CPI

The Company is exposed to the CPI as a result of CPI-linked bonds that were issued (series 2 and 3). In accordance with the risk management policy, the Company wishes to minimize the CPI risk inherent in this obligation.

In December 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 150 million against increases in the CPI.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

C.  Derivative financial instruments

(1)   Forward transactions against increase in the CPI (cont.)

In January 2009, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2010 the company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 30 million against increases in the CPI, following the termination of the transaction that was carried out in 2009.

(2)   Foreign currency swap contracts

The Group's policy is to enter into foreign currency swap contracts in order to cover specific foreign currency payables and receivables to reduce the created exposure. In addition, the Group enters into foreign currency swap contracts to manage the risk arising from anticipated selling and buying transactions in a period of up to six months. As for the accounting policy of the Group concerning cash flow hedges of firm commitments.

D. Credit risks

Credit risks relate to the risk that the counter party will not fulfill its contractual obligations for payment and cause the Group financial losses. The Group has a policy of entering transactions with parties that have a credit rating and obtaining sufficient collateral, when appropriate, as a means of reducing the risk for financial losses as a result of failures. When this information is not available, the Group draws on available public financial information and its commercial experience in order to grade its main customers. The Group's exposure and the credit ratings of counter parties are examined on a regular basis.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont):

E.  Foreign currency risks

Approximately half of the Company's sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar and the EURO. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

	December 31, 2009				December 31, 2008
	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked
	NIS in thousands				NIS in thousands
Assets:
Current assets:
Cash and cash equivalents and designated deposits	9	23,952	-	104,002	3	125,749	-	124,257
Receivables	-	-	-	544,979	-	-	-	185,136
Investments in associated companies - long-term
loans and capital notes	-	-	36,674	26,258	-	-	36,674	24,106
	9	23,952	36,674	675,239	3	125,749	36,674	333,499
Liabilities:
Current liabilities:
Short-term credit from banks	-	-	-	102,446	-	-	-	42,668
Accounts payables and accruals	15	-	-	90,818	293	8	-	71,107
Financial liabilities at fair value through profit and loss	11,982	-	-	-	13,904	-	-	-
Long-term liabilities (including current maturities):
Long –term loans	-	-	-	201,798	-	-	-	57,878
Notes	-	-	328,069	237,908	-	-	354,658	238,600
Other liability	-	-	-	-	-	-	-	32,770
	11,997	-	328,069	632,970	14,197	8	354,658	443,023

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see a above.

As to sensitivity analyze of foreign currency – see g below

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

F. Liquidity risk management

The Group manages liquidity risks by maintaining suitable funds, banking and loans, ongoing monitoring of actual and anticipated cash flows and adjusting the vesting of financial assets and liabilities.

Interest rate and liquidity risk tables

1.	Financial liabilities that do not constitute derivative financial instruments

The following tables specify the remaining contractual repayment dates of the Group in respect of financial liabilities, which do not constitute a derivative financial instrument. These tables were prepared based on the non-discounted cash flows of financial liabilities, based on the earliest date in which the Group may be required to repay them. The tables include cash flows in respect of the interest and the principal.

	Average effective interest rate	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Above 5 years	Total
	%	NIS in thousands

2009

Short-term credit	2.8	42,425	40,270	20,138	-	-	102,833
Loans from banks	4.2	1,575	2,065	21,334	86,311	-	111,285
Long-term credit from others	6.3	8,053	-	8,053	64,424	48,318	128,848
Index linked notes carrying permanent interest	5.1	-	-	71,540	224,436	98,148	394,124
Notes carrying permanent interest	7.5	8,847	-	47,961	198,018	42,184	297,010
		60,900	42,335	169,026	573,189	188,650	1,034,100

2008

Short-term credit	3.8	42,668	-	-	-	-	42,668
Loans from banks	4.7	1,647	2,149	11,285	46,146	6,936	68,163
Index linked notes carrying permanent interest	5.1	-	-	57,111	259,004	120,631	436,746
Notes carrying permanent interest	7.5	8,606	-	8,702	209,717	87,293	314,318
		52,921	2,149	77,098	514,867	214,060	861,895

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

F.  Liquidity risk management (cont.)

Interest rate and liquidity risk tables (cont.)

2.	Derivative financial instruments

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on cash payments/ receivables for derivative instruments settled in net and the gross non-discounted cash payments/receivables for these derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount is determined based on the projected interest rates as described by the interest yield curve as the balance sheet date.

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years
	NIS in thousands

2009
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	(1,114)	-	-	-

2008
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	(185)	-	-	-
Forward contracts on the CPI	-	(861)	(474)	(1,358)
Option warrants	(1,250)	-	-	-
	(1,435)	(861)	(474)	(1,358)

3.	Financial assets that do not constitute derivative financial instruments

The following tables present the expected repayment dates of the group on account of financial instruments that are not derivatives. The tables were prepared on the basis of the expected, non-discounted repayment dates of the financial assets, including the interest that will accrue from these assets, except for those cases where the group anticipates that the cash flows will be generated in a different period. The tables were prepared based on cash payments/receipts for derivative instruments settled on a net basis and the gross non-discounted cash payments/receipts for those derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount was determined based on the projected interest rates as described by the existing interest yield curve as at the end of the reporting period

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

F.  Liquidity risk management (cont.)

4.	Financial assets that do not constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands
2009
Loans measured at depreciated cost
Loans to related parties	1,004	2,008	7,028	47,840	57,880
Deposits in the banks	128,544	-	-	-	128,544
	129,548	2,008	7,028	47,840	186,424

2008
Loans measured at depreciated cost
Loans to related parties	1,161	2,311	10,252	39,653	53,599
Deposits in the banks	249,599	-	-	-	249,599
	250,760	2,311	10,252	39,653	302,976

Trade receivables and other receivables
Accounts receivable	-	68	97	-	165

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on the cash payments/receipts pertaining to derivative instruments not designated for hedging purposes and to financial instruments designated as hedging items. When the amount payable or receivable is not fixed, the disclosed amount was determined based on the projected interest rates as described by the existing interest yield curve as at the end of the reporting period.

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years
	NIS in thousands
Derivative financial instruments designated as hedging items:

2009
Foreign currency swap contracts	3,052	-	-	-
2008
Foreign currency swap contracts	-	945	544	-
Derivative financial instruments not designated as hedging items:
Forward contracts on the CPI	1,633	-	-	-

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

G.  Fair value of financial instruments

The fair value of financial assets and liabilities were determined as follows:

•	The fair value of financial assets and liabilities with customary terms that are traded in active markets is determined based on quoted market prices.

•
The fair value of other financial assets and liabilities (except for derivative instruments) is determined through accepted pricing techniques based on the analysis of discounted cash flows, using observed current market prices and traders' quotes for similar instruments.

•
The fair value of derivative financial instruments is calculated based on quoted prices. When such prices are not available, a discounted cash flow analysis is utilized, using the appropriate yield curve for the duration of the instruments for derivatives that are not options while for derivatives which are options option pricing models are used.

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value, the rest of the assets and liabilities are presented in the statement of financial position at their fair value, or approximately:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	December 31, 2009		December 31, 2008
	NIS in thousands		NIS in thousands
Financial Assets
Long term loans and capital note	54,451	50,980	52,969	49,355
Financial Liabilities
Notes – series 1 *	-	-	7,422	7,537
Notes – series 2 *	131,362	136,715	158,559	155,637
Notes – series 3 *	196,708	207,266	190,541	195,959
Notes – series 4 *	237,906	266,271	235,557	269,078
Long term loans with fixed interest	122,750	135,096	29,750	30,341
Other liability*	-	-	32,770	31,359
	688,726	745,798	647,177	682,464

(1)	The fair value of long-term Assets and Liabilities are based on the calculation of the current value of cash flows at an interest rate of 4%.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 4 -  INCOME TAX CHARGE

A.  Deferred income taxes

The composition of the deferred taxes assets (liabilities) at balance sheet dates, and the changes therein during the years 2008 and 2007, are as follows:

	Balance at January 1, 2008	Recognized in profit and loss	Balance at December 31, 2008	Recognized in profit and loss	Balance at December 31, 2009
	NIS in thousands
Temporary differences
Fixed assets	2,937	624	3,561	(1,378)	2,183
Employee benefits provisions	1,392	(36)	1,356	48	1,404
Doubtful debts	1,736	(64)	1,672	(64)	1,608
	6,065	524	6,589	(1,394)	5,195

unutilized losses and tax benefits
losses for tax purposes	-	7,728	7,728	300	8,028
Total	6,065	8,252	14,317	(1,094)	13,223

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2009	2008
	NIS in thousands
Among non-current assets - Deferred tax assets	13,223	14,317

The Group anticipates the existence of taxable income in future periods apart from profits that will arise from the reversal of taxable temporary differences. The Group also recognized losses for tax purposes, which are expected to be utilized in the next few years against capital gains. As a result of the aforesaid, deferred tax assets were created.

B.  Amounts in respect of which deferred tax assets were not recognized

	For the year ended December 31
	2009	2008
	NIS in thousands

Real losses from securities	11,786	11,786
Capital losses for tax purposes	6,975	4,986
Total	18,762	16,772

Expiration dates: in accordance with the tax laws in effect, there is no expiration date for the utilization of losses for tax purposes. The Company does not anticipate any profits in the foreseeable future that will allow it to utilize these losses and has therefore not created deferred tax assets in respect thereof.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 4 -  INCOME TAX CHARGE (cont.)

C.  Tax expense (income) on income recognized in profit and loss

1)      As follows:

	For the year ended December 31
	2009	2008	2007
	NIS in thousands
For the reported year:
Current	7,979	(5,296)	(1,013)
Previous years	-	-	850
Deferred taxes in respect of the reporting period	1,094	(8,252)	(1,713)
	9,073	(13,548)	(1,876)

Current taxes in 2009 were computed at an average tax rate of 26%, 2008 – 27% and 2007- 29%, see (h) below.

D.  Tax assessments

The Company have received final tax assessments through the year ended December 31, 2005.

E.  Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (Inflation Adjustments) (Amendment 20) (Limitation of Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, from tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement.

Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

F.  Additional information

In accordance with Amendment No. 147 of the Income Tax Ordinance, 2005, a tax rate of 34% which is applicable to companies was gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 - for which a tax rate of 25% was determined (the tax rate in the years 2007, 2008 and 2009 is 29%, 27% and 26%, respectively).

The Economic Efficiency Law (Legal Amendments to the Implementation of the Economic Program for 2009 and 2010) of 2009, was published in July 23, 2009 (hereinafter: " The Settlement Law"). According to the Settlement Law, the tax rates of 26% and 25% that apply to companies in the years 2009 and 2010, respectively, will be gradually reduced starting in fiscal year 2011, for which a company tax rate of 24% was set, through to fiscal year 2016, for which a company tax rate of 18% was determined. Subsequent to this change, the company recognized deferred tax expense in the amount of NIS 2,022 thousands in 2009.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 5 -  MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH INVESTEE COMPANIES

1.	Loans:

a.	The company granted a loan to an investee company. The loan carries an interest rate of 6% annually, linked to the US dollar.

The repayment date has yet to be set. The balance of the loan as at December 31, 2009, is NIS 20,532 thousands.

b.	The company granted a loan to an investee company. The loan is linked to the CPI and carries interest at a rate of 4% per annum.

The repayment date has yet to be set. The balance of the loan as at December 31, 2009, is NIS 14,856 thousands.

c.	The company granted a loan to an investee company. The loan is linked to the CPI and carries interest at a rate of 4% per annum.

The balance of the loan as at December 31, 2009, is NIS 39,163 thousands.

2.	Leasing agreements:

The company leases out production areas, offices and warehouses to investee companies, amounting to a total area of 275,000 m², gross, in return for a sum of NIS 27,734 thousands per annum. The period of the lease is not limited.

3.	Other services:

The company provides its affiliated companies with IT services, purchasing management and financing services in return for a sum of NIS 26,899 thousands and NIS 29,146 thousands in the years 2009 and 2008, respectively.

The company has made available unlimited guarantees to its subsidiaries companies, in benefit of banks in Israel.

Exhibit 4

- FREE TRANSLATRION FROM HEBREW -

Table of Contents

Part	Subject
A.	Corporate Description
B.	Management Discussion
C.	Financial Statements as at December 31, 2009
D.	Additional Details Regarding the Corporation

Part A

Corporate Description

11.	The packaging products and cardboard operating sector	79
11.1.	General information regarding the packaging products and cardboard operating sector	79
11.2.	Products and services in the packaging products and cardboard operating sector	84
11.3.	Distribution of revenues and profitability of products and services in the packaging products and cardboard operating sector	86
11.4.	Customers in the packaging products and cardboard operating sector	86
11.5.	Marketing and distribution in the packaging products and cardboard operating sector	88
11.6.	Order backlog in the packaging products and cardboard operating sector	88
11.7.	Competition in the packaging products and cardboard operating sector	88
11.8.	Output capacity in the packaging products and cardboard operating sector	89
11.9.	Seasonality	90
11.10.	Fixed assets, real estate and facilities in the packaging products and cardboard operating sector	90

Chapter A - Description of the General Development of the
Corporation's Business

1.	Introduction

The Board of Directors of Hadera Paper Ltd. is honored to hereby present the description of the corporation's business as at December 31, 2009 - a review of the corporate description and development of its business in 2009 ("the reported period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

1.1.	Legend

For the sake of convenience, in this periodic report the following abbreviations shall have the meaning noted adjacent to them:

"Amnir" -	Amnir Recycling Industries Ltd.;
"Amnir Environment" -	Amnir Industries and Environmental Services Ltd.;
"Graffiti"	Graffiti Office Supplies & Paper Marketing Ltd.;
"DIC" -	Discount Investment Corporation Ltd.;
"TASE" -	The Tel Aviv Stock Exchange Ltd.;
"The Company" or "Hadera Paper" -	Hadera Paper Ltd. (formerly: "American Israeli Paper Mills Ltd.");
"The Group"	The Company, its subsidiaries and associated companies, as defined below;
"Subsidiaries" -
Companies directly and/or indirectly controlled by the Company1: Graffiti Office Supplies & Paper Marketing Ltd., Hadera Paper Industries Ltd., Hadera Paper Development and Infrastructure Ltd., Amnir Recycling Industries Ltd., Attar Office Supplies Marketing Ltd., Carmel Container Systems Ltd., Frenkel CD Ltd. and other inactive companies as set forth in section 2.5 below;

1           In respect of this report, "Control" - as defined in Section 1 of the Securities Act.

"Associated Companies" -	Hogla-Kimberly Ltd., Mondi Hadera Paper Ltd., KCTR (Turkey), Cycle-Tec Ltd. and subsidiaries of these companies;
"Hogla Kimberly" -	Hogla Kimberly Ltd.;
"The Companies Law" -	The Companies Law, 1999;
"The Securities Act" -	The Securities Act, 1968;
"Tri-Wall" -	Tri-Wall Containers (Israel) Ltd.
"Carmel" -	Carmel Container Systems Ltd.;
"CII" -	Clal Industries and Investments Ltd.;
"Mondi" -	Mondi Hadera Paper Ltd.;
"Report date" -	December 31, 2009;
"Hadera Paper Industries" -	Hadera Paper Industries Ltd. (formerly: "AIPM Paper Industries (1995) Ltd.");
"Cycle-Tec" -	Cycle-Tec Ltd.;
"Attar" -	Attar Office Supplies Marketing Ltd.;
"Frenkel-CD" -	Frenkel-CD Ltd.;
"Hadera Paper Infrastructure" -	Hadera Paper Development and Infrastructure Ltd.;
"NYSE"-	New York Stock Exchange Euronext (formerly American Stock Exchange - AMEX);
"KCTR"-	Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S.

1.2.
The degree to which information included in this report is material, including description of the subsidiaries and associated companies and description of their business, is provided from the Company's viewpoint, and in some cases the description has been elaborated to provide a comprehensive view of the topic described.

1.3.
Holding stakes in shares of investee companies are rounded to the nearest percentage point, and are current in proximity to the date of this report, unless otherwise indicated. Holding stakes in shares of an investee company are calculated out of total actual issued share capital of said investee, not accounting for potential dilution due to exercise of options and other convertible securities issued by the company, unless otherwise indicated.

1.4.	This report refers to both men and women - the occasional use of the masculine form is for purposes of convenience only.

1.5.	Part A of this report should be read along with its other parts, including the notes to the financial statements.

2.	Corporate operations and description of development of its business

2.1.
The Company was incorporated in Israel as a private company in 1951. In 1959 the Company held an initial public offering of its securities, and Company shares have been listed since then for trading on the TASE and on the NYSE. On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. The current controlling shareholder of the company is CII, which holds, as of a date adjacent to the publication date of this report, approximately 59.43% of the Company's issued capital and voting rights, respectively.

Prior to September 30, 2009, DIC held 21.45% of the issued capital and voting rights to the company and was a controlling shareholder of the company. On September 30, 2009, following the finalization of the transaction for the sale of all the DIC holdings in the company to CII, DIC ceased being a controlling shareholder of the company. CII accordingly increased its holdings in the company. For further details see section 2.4, below.

To the best of the Company's knowledge, CII and DIC had entered into a shareholders' agreement with regard to their holdings in the Company, dated February 1980. However, as stated above, as of September 30, 2009, DIC is no longer a controlling shareholder of the company and the said agreement is no longer valid as of that date. For details of holders of 5% or more of the Company's issued share capital, see section 2.4 below and note 4c(5) and note 6g of the financial statements of the Company dated 31 December 2009.

2.2.
The Company deals in the manufacture and sale of packaging paper, corrugated board containers and packaging for consumer goods, in the collection and recycling of paper waste and in the marketing of office supplies – through its subsidiaries. The Company also holds several associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

2.3.
The Company has five sectors of operation that are also reported as accounting sectors in its consolidated financial statements: (a) The paper and recycling sector, (b) The office supplies marketing sector, (c) The packaging products and cardboard sector, and through the company's associated companies - (d) Hogla Kimberly sector (non-food disposable consumer goods) and (e) Mondi Hadera Paper sector (fine paper). The Group companies engaged in the paper and recycling sector include Hadera Paper Industries, Hadera Paper Infrastructure and Amnir. The Group companies engaged in the marketing of office supplies include Graffiti and Attar (wholly-owned subsidiaries of the Company). The Group companies engaged in the packaging products and cardboard sector include Carmel, Tri-Wall and Frenkel-CD (subsidiary companies some of which are wholly-owned by the company and some under its control). For details regarding the five operating sectors, see Section 4, below. It should be noted that until 2009, the Company identified only two sectors of operation which are also reported as accounting sectors in its consolidated financial statements - the paper, recycling and cardboard sector, and the office supplies marketing sector. In early 2009, the company re-examined its sectors of operation in accordance with IFRS-8 and identified five accounting sectors, as mentioned above. Hadera Paper provides various services, including headquarter services, to some of its subsidiaries and associated companies. For details see section 3.1.1.1, below.

2.4.	To the best of the Company's knowledge, the following are details of holders of 5% or more of the Company's issued share capital, in immediate proximity to the publication date of this report:

	Number and percentage of holdings in equity and voting rights
Shareholder name	Number of shares	Rate (%)
Clal Industries and Investments Ltd.2	3,007,621	59.43%
Clal Insurance Holdings Ltd.3	356,103	7.04%
Clal Finance4	37,620	0.74%
Public	1,660,697	32.79%
Total	5,060,872	100%

2          CII is a public company. As of the date of this report, IDB Development Co., Ltd. (hereinafter: "IDB Development"), a public company whose shares are listed for trade on the TASE, holds 60.54% of CII's issued capital. To the best of the Company's knowledge, Clal Insurance Business Holding Ltd. (hereinafter: "Clal Holdings"), a public company whose shares are listed for trading on the TASE, which is controlled, as of the report date, by IDB Development, holds 5.28% of CII's issued capital. To the best of the Company's knowledge, Clal Holdings is an interested party in CII, since it is controlled by IDB Development, the controlling shareholder of CII.

To the best of the company's knowledge, IDB Development Ltd. is a wholly owned (directly and indirectly) By IDB Holding Company Ltd. ("IDB Holdings").

To the best of the Company's knowledge, IDB Holdings is a public company whose shares are listed for trade on the stock exchange, whose shareholders are:

•
Ganden Holdings Ltd. (Ganden Holdings"), a private company incorporated in Israel, which holds directly and via Ganden Investments IDB Ltd. ("Ganden"), a private company incorporated in Israel wholly owned by it (indirectly), 55.26% of the equity and voting rights of IDB Holdings, as follows: Ganden holds 37.73% of the equity and voting rights of IDB Holdings, and Ganden Holdings directly holds 17.53% of the equity and voting rights of IDB Holdings. The controlling shareholders of Ganden Holdings are as described below. Note also that Shelly Bergman (one of the controlling shareholders of Ganden Holdings) holds, via a wholly-owned private company incorporated in Israel, approximately 4.23% of the equity and voting rights of IDB Holdings.

•
Manor Holdings B.A., Ltd.  ("Manor Holdings"), a private company incorporated in Israel, which holds directly and via Manor Investments - IDB Ltd. ("Manor"), its subsidiary which is a private company incorporated in Israel, 13.42% of the equity and voting rights of IDB Holdings, as follows: Manor holds 10.39% of the equity and voting rights of IDB Holdings and Manor Holdings directly holds 3.03% of the equity and voting rights of IDB Holdings. The controlling shareholders (and other material shareholders) of Manor Holdings are as described below.

•
Avraham Livnat Ltd., a private company incorporated in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd. ("Livnat"), a wholly-owned private company incorporated in Israel, approximately 13.43% of the equity and voting rights of IDB Holdings, as follows: Livnat holds 10.34% of the equity and voting rights of IDB Holdings, and Avraham Livnat Ltd. directly holds 3.09% of the equity and voting rights of IDB Holdings. The controlling shareholders (and other material shareholders) of Avraham Livnat Ltd. are as described below in this footnote.

To the best of the Company's knowledge, Ganden, Manor and Livnat jointly hold, by virtue of a shareholders' agreement to which they are party with regard to their holdings and shared control of IDB Holdings, effective through May 2023 ("IDB shareholders' agreement"), approximately 51.70% of the issued capital of IDB Holdings, as follows: [a] Ganden - 31.02%; [b] Manor - 10.34%; and [c] Livnat - 10.34%.

The IDB shareholders' agreement includes, inter alia, a pre-coordination agreement on uniform voting at shareholder meetings of IDB Holdings; exercise of voting power to achieve maximum representation of candidates supported by Ganden, Manor and Livnat on IDB Holdings' and the Company's Boards of Directors as well as representation on boards of major subsidiaries; determination of persons holding office of Chairman of the Board and Vice Chairmen on IDB Holdings and its major subsidiaries; non-disclosure of all matters concerning the business of IDB Holdings and its investees; restrictions on transactions in shares of IDB Holdings which form part of the controlling interest; setting up a mechanism for right of first refusal, tag-along right for sale or transfer of IDB Holdings shares and Ganden's right to require Manor and Livnat to sell, concurrently with the former, shares in the controlling stake to a third party, should certain circumstances occur; agreement by Ganden, Manor and Livnat, among themselves, to make their best efforts, subject to all legal provisions, to cause IDB Holdings to distribute to its shareholders, annually, at least one half of the distributable annual income; and for all investees of IDB Holdings (including the Company) to adopt a policy aimed at distributing to its shareholders, annually, as dividend, one half or more of distributable annual income, provided that no significant impact is caused to the cash flows or to plans approved and adopted from time to time by their boards of directors; the right of each of Ganden, Manor and Livnat to purchase surplus shares of IDB Holdings which are not part of the controlling interest, subject to the requirement to offer the other parties to the IDB shareholders' agreement to purchase a part thereof based on their holdings stake in IDB Holdings; commitment by Ganden, Manor and Livnat to avoid any action or investment which may terminate or materially deteriorate terms of regulatory approvals or permits granted to Ganden, Manor and Livnat, to IDB Holdings or to its investee companies.

It is hereby clarified that the aforementioned additional holdings in IDB Holdings, held by Ganden Holdings (17.53%), by Ganden (6.71%), by Manor Holdings (3.03%), by Manor (0.05%), by Avraham Livnat Ltd. (3.09%) and by Shelly Bergman, via its wholly-owned subsidiary (4.23%) - are excluded from the "controlling interest" as defined in the IDB shareholders' agreement.

Furthermore, Clal Information Technology Ltd. - a wholly-owned subsidiary of IDB Development - holds shares in IDB Development that constitute approximately 0.34% of the equity of IDB Development and 0% of the voting rights therein.

IDB Development holds 11,179,914 of its own shares, which are dormant shares which confer no rights at all.

Ganden Holdings is a private company whose controlling shareholders are Nochi Dankner, who holds, directly and via a company controlled by him, 56.92% of the issued share capital and voting rights in Ganden Holdings, and Shelly Bergman, who holds 12.55% of the issued share capital and voting rights in Ganden Holdings; these controlling shareholders are deemed to jointly hold 69.47% of the issued share capital and voting rights in Ganden Holdings, inter alia, by virtue of a cooperation and pre-coordination agreement between them. Nochi Dankner's control of Ganden Holdings is also based on an agreement signed or joined by all shareholders of Ganden Holdings, whereby Nochi Dankner was granted, inter alia, veto rights on Board of Directors and General Meetings of Ganden Holdings and its subsidiaries. Moreover, it should be noted that Nochi Dankner serves as Chairman of the Board of Directors of IDB Holdings and IDB Development.

Hashkaa Mutzlachat Ltd. ("Hashkaa Mutzlachat"), a company wholly owned by Mr. Tzur Dabush, holds 1.69% of the issued capital and voting rights of Ganden Holdings; for the sake of caution and in view of Tzur Dabush' commitment towards Nochi Dankner to vote using all of the former's shares of Ganden Holdings together with the latter, in accordance with the voting and instructions of Nochi Dankner, Hashkaa Mutzlachat and Tzur Dabush may, for as long as said commitment remains in force, be deemed to hold together with Nochi Dankner means of control over Ganden Holdings, and may therefore also be deemed to be controlling shareholders of Ganden Holdings.

Other material corporate shareholders of Ganden Holdings are as follows:

Nolai BV (a private company indirectly owned by The L.S. Settlement, which is held in trust by a law firm based in Gibraltar, whose beneficiaries are descendants of Ms. Anna Schimmel, including Yaakov Schimmel) holds 9.99% of the capital and voting rights in Ganden Holdings.

Avi Fisher, in person and via Noga MGA Investments Ltd., a company controlled by him and by his wife, holds, directly and indirectly, 9.23% of the capital and voting rights in Ganden Holdings.

Manor is a company controlled by Itzhak Manor and his wife, Ruth Manor. Yitzhak Manor and Ruth Manor, along with their four children - Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia - hold all Manor shares via two private companies - Manor Holdings and Euro Man Automotive Ltd. ("Euro Man"), as follows: Ruth and Yitzhak Manor hold all shares of Manor Holdings, which holds 60% of Manor shares; in addition, Ruth and Yitzhak Manor and their aforementioned children hold all shares of Euro Man, which holds 40% of Manor shares, as follows: Ruth Manor and Yitzhak Manor each hold 10% of Euro Man shares; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each hold 20% of Euro Man shares. Note also that Yitzhak Manor serves as Vice Chairman of the IDB Holdings Board of Directors and as member of the IDB Development Board of Directors; Dori Manor serves as member of the Boards of Directors of IDB Holdings and of IDB Development.

Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is wholly owned by Avraham Livnat and his three sons - Ze'ev Livnat, Zvi Livnat and Shai Livnat - as follows: Avraham Livnat holds 75% of the voting rights in Avraham Livnat Ltd. and Zvi Livnat holds 25% of the voting rights in Avraham Livnat Ltd., and Ze'ev Livnat, Zvi Livnat and Shai Livnat each hold 33.3% of the capital of Avraham Livnat Ltd. Furthermore, Zvi Livnat serves as board member and Deputy CEO of IDB Holdings, and as Deputy Chairman of the Board of IDB Development, and Shai Livnat serves as board member of IDB Development.

3   Clal Insurance Holdings Ltd. (hereinafter: Clal Holdings"), a public company whose shares are listed for trading on the stock exchange, which is controlled, as of the report date, by IDB Development Co. Ltd. (hereinafter: "IDB Development"). To the best of the Company's knowledge, Clal Holdings is an interested party in the Company, since it is controlled by  IDB Development, the controlling shareholder of CII.

4   Clal Finance Ltd. (hereinafter: "Clal Finance"), a public company whose shares are listed for trading on the stock exchange, which is controlled, as of the report date, by Clal Holdings. To the best of the Company's knowledge, Clal Finance is an interested party in the Company, since it is controlled by  IDB Development, the controlling shareholder of CII.

2.5.	The following diagram illustrates the Company's holdings in major Group companies:

Hogla-Kimberly
Ltd.(3)

Hadera Paper
Development and Infrastructure

Hadera Paper
Industries Ltd.

Carmel
Container
Systems Ltd.

Graffiti Office
Supplies & Paper
Marketing Ltd.

Amnir
Recycling
Industries Ltd.

Frenkel- CD Ltd.

Attar Marketing
Office Supplies Ltd.

Tri-Wall Containers (Israel) Ltd.

100%

49.9%

49.9%

89.3%

100%

Hadera Paper Ltd.(1)

100%

100%

Mondi Hadera
Paper Ltd.(2)

100%

100%         28.92%

28.92%

KCTR
(Turkey)

100%

Cycle-Tec Ltd.

30.18%

(1)
The Company has the following holdings in inactive companies: Integrated Energy Ltd., AIPM Marketing (1992) Ltd., Yavnir Trading Company Ltd., Nir Oz Investment Company Ltd. and Dafnir Packaging Systems Ltd.

(2)	Mondi has four wholly-owned subsidiaries: Mondi Hadera Paper Marketing Ltd., Grafinir Paper Marketing Ltd., Yavnir (1999) Ltd., and Mitrani Paper Marketing 2000 (1998) Ltd.

(3)	In addition to KCTR, Hogla-Kimberly has two other wholly-owned subsidiaries: Hogla Kimberly Marketing Ltd. and Mollett Marketing Ltd.

2.6.
Below is information about the Company's holdings in major Group subsidiaries and associated companies, as well as information about Company representation on the boards of directors of said companies, as of the report date:

Company Name	Sector of Operations	Presentation of the Company in the financial statements of Hadera Paper	Hadera Paper repres entation on the Board	Holding share of capital and voting rights	Fully diluted holding rate of capital and voting
Hadera Paper Industries	Paper and Recycling Sector	Consolidated subsidiary	4 representatives out of 4 Board members	100	100
Amnir	Paper and Recycling Sector	Consolidated subsidiary	4 representatives out of 4 Board members	100	100
Hadera Paper Industries	Paper and Recycling Sector	Consolidated subsidiary	2 representatives out of 2 Board members	100	100
Graffiti Consolidated (including Attar)	Office Supplies Marketing Sector	Consolidated subsidiary	3 representatives out of 3 Board members	100	100
Mondi	Mondi Hadera Paper Sector	Associated	3 representatives out of 6 Board members	49.9	49.9
Hogla Kimberly	Hogla Kimberly Sector	Associated	2 representatives out of 4 Board members	49.9	49.9
KCTR	Hogla Kimberly Sector	Associated	2 representatives out of 5 Board members5	49.9	49.9
Carmel	Packaging and cardboard products Sector	Consolidated subsidiary	3 representatives out of 5 Board members	89.3	89.3
Cycle-Tec	Associated	Associated	2 representatives out of 7 Board members	30.18	30.18
Frenkel-CD	Packaging and cardboard products Sector	Consolidated subsidiary	2 representatives out of 8 Board members	54.74 of capital6	54.74 of capital
				54.69 of voting rights	54.69 of voting rights

5 A company wholly-owned by Hogla-Kimberly, which is 49.9% owned by the Company. As of the date of the report, out of five members on KCTR's board of directors, two additional board members serve on behalf of Kimberly-Clark and one additional board member - on behalf of Hogla-Kimberly.

6 Direct and indirect holdings. The company directly holds 28.92% of the equity of Frenkel and 28.86% of the voting rights. Furthermore, Carmel - 89.3% of which is owned by the Company, holds 28.92% of the share capital of Frenkel. As of the report date, out of eight members on the Frenkel board of directors, two board members serve on behalf of Carmel and four board members on behalf of Frenkel and Sons Ltd.

3.	Changes to the Corporation's Business

3.1.	Changes to Group structure

The current Group structure is the result of acquisitions, investments in various companies and business partnerships as described below:

3.1.1.	Subsidiaries

3.1.1.1.
Hadera Paper Industries Ltd. - The Company founded its wholly-owned subsidiary, Hadera Paper Industries Ltd. in 1995, to engage in the production and sale of packaging paper. Starting on December 31, 2007, the activity consisting of the provision of manufacturing services subsidiary services to the industry was split from Hadera Paper Industries to the new company, Hadera Paper Development and Infrastructure Ltd. In this respect, see Sections 3.1.1.2 and 4.1, below.

3.1.1.2.
Hadera Paper Development and Infrastructure Ltd.  Starting in December 2007, the operations of production service provision, described below, which the Company provides to Group companies at the Company site in Hadera (Hadera Paper Industries, Amnir and associated companies - Mondi and Hogla-Kimberly), were split into a new company named Hadera Paper - Development and Infrastructure Ltd. The aforementioned services include: Engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, fuel and water. The Company also provides additional services, including: Spare-parts warehouse, transportation services, cleaning, security and catering. It should be noted that these services are also provided to the company's consolidated subsidiaries at the Hadera site, pursuant to agreements between the shareholders of these companies. For information on this matter, see section 4.1, below.

3.1.1.3.
Amnir Recycling Industries Ltd. - In 1969, the Company established Amnir, a wholly-owned subsidiary, to engage in paper waste collection. For details regarding Cycle-Tec Ltd., a company held by Amnir, see section 23.4, below.

3.1.1.4.	Graffiti Office Supplies Marketing Ltd. - In 1993, the Company established Graffiti, a wholly-owned subsidiary, to engage in office supplies marketing.

3.1.1.5.	Attar Marketing Office Supplies Ltd. - In 1996, Graffiti established a wholly-owned subsidiary, Attar, to engage in the office supplies sector.

3.1.1.6.
Carmel Container Systems Ltd. - Carmel was incorporated in 1983 as a private company and in 1986 became a public company, following the listing of its shares for trade on AMEX. The shares were delisted in July 2005. Accordingly, true to the date of the financial statements, Carmel is a public company as defined by the Companies Law, yet is not a reporting entity according to the Securities Law. In July 1992, the Company acquired 25% of the shares of Carmel, a leading company in the manufacture and marketing of paperboard packaging products for industry and agriculture. In the second quarter of 2007, Carmel bought back its shares from Ampal Ltd. and from another shareholder, such that Company holdings of voting rights in Carmel grew from 26.25% (prior to said share buy-back) to 36.21%. In August 2008, a transaction was completed for the acquisition of shares of Carmel Container Systems Ltd., pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft and Kraft Group (foreign shareholders), the principal shareholders in Carmel, as well as those of several other shareholders. Upon conclusion of the transaction, the company holds approximately 89.3% of Carmel shares and starting September 1, 2008, the financial statements of Carmel and those of Frenkel-CD Ltd. have been consolidated within the Company's financial statements.

3.1.1.7.
Frenkel-CD Ltd. - Frenkel-CD is a company engaged in the design, manufacture and marketing of packaging for consumer goods. In January 2006 a transaction was completed under which CD Packaging Systems Ltd. (which was directly held by the company [50%] and by Carmel [50%]) acquired the operation of Frenkel and Sons Ltd. for a consideration of the allocation of shares at a rate of 44.3% in the merged company Frenkel-CD Ltd.. Upon conclusion of the aforementioned transaction, the Company directly holds 27.85% of the issued capital of Frenkel-CD, the merged company. In August 2008, a transaction was concluded whereby the Company increased its holdings in Carmel, thereby increasing its holdings in Frenkel-CD, directly and indirectly to 54.75% (the company directly holds approximately 28.92% and indirectly approximately 25.83%, through its holdings in Carmel, that holds approximately 28.92% of the issued capital of Frenkel-CD). Starting on September 1, 2008, the Company holds in total 54.75% of Frenkel-CD and consequently, the financial statements of Frenkel-CD (together with the Carmel financial statements) were consolidated with those of the Company.  To the best of the Company's knowledge, the other shareholder of Frenkel-CD is Frenkel & Sons Ltd., a third party that is not an interested party in the Company (who holds, as of the report date, approximately 42.16% of Frenkel-CD).

3.1.2.	Associated Companies

3.1.2.1.
Hogla-Kimberly Ltd. - Hogla-Kimberly was incorporated in 1963 as a wholly-owned subsidiary of the Company, to engage in the consumer goods sector. In 1996, a foreign corporation, Kimberly Clark Corporation (hereinafter: "KC"), a third party that is not an interested party in the Company, acquired 49.9% of Hogla-Kimberly shares. On March 31, 2000, KC increased its holdings in Hogla-Kimberly to 50.1% of the latter's issued share capital. As a result, Hogla-Kimberly Ltd. is no longer consolidated within the Company’s financial statements since the second quarter of 2000, and the Company’s share in the Hogla-Kimberly results (49.9%) is included in the company’s share in the profits of associated companies. Hogla-Kimberly manufactures and markets a wide variety of home paper products, disposable diapers for babies, incontinence products (absorbent products for adults), feminine hygiene products and complementary products for the kitchen and for cleaning. For more details on Hogla-Kimberly's operations, see section 23.2, below.

3.1.2.2.
Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. - In 1999, Hogla-Kimberly acquired Turkish company Kimberly-Clark Tuketim Mallari Sanayi Ve Ticare A.S. (formerly: Ovisan), which produces and markets diapers, hygiene products and home paper products in Turkey. As of the report date, Hogla-Kimberly holds 100% of KCTR's issued capital. For details regarding KCTR's operations, see section 23.3, below.

3.1.2.3.
Mondi Hadera Paper Ltd. - In February 2000, a transaction was concluded between the Company and Austrian company, Neusiedler AG, a third party that is not an interested party in the Company, whereby the latter, operating under the Mondi Business Paper Group, acquired 50.1% of the Mondi shares. Prior to this transaction, the company's operations in the fine paper sector were transferred to Mondi, that was established especially for this purpose (It should be noted that at that time, Mondi's name was Neusiedler Hadera Paper Ltd.). Upon conclusion of the aforementioned transaction and as of the report date, the Company holds 49.9% of Mondi's issued capital. For details regarding Mondi's operations, see section 23.1, below.

3.1.2.4.
TMM Integrated Recycling Industries Ltd. and Amnir Industries and Environmental Services Ltd. - In 1998 the Company transferred paper waste collection operations from Amnir to Amnir Industries and Environmental Services Ltd. (hereinafter: "Amnir Environment"), a wholly-owned subsidiary of Amnir. In July 1998, the Company entered into an agreement with Compagnie Generale d’Enterprises Automobiles Veolia Israel (hereinafter together: "CGEA") to sell 51% of Amnir Environment shares. In March 2000, an agreement was signed by the Company and CGEA, of the first part, and TMM Integrated Recycling Industries Ltd. (hereinafter: "TMM") and its controlling shareholders, of the second part, whereby the Company and CGEA, via a joint company - Bartholome Holdings Ltd. (hereinafter: "Bartholome"), acquired 62.5% of TMM's share capital from its controlling shareholders. Furthermore, pursuant to said agreement, Amnir Environment and TMM were merged by way of allocation of 35.3% of the shares of the merged company to the shareholders of Amnir Environment. In early 2007, the Company sold to CGEA all its holdings in Bartholome, as well as the balance of its holdings in TMM, in conjunction with a complete tender offer by CGEA. Starting on the aforementioned date, the Company is no longer a shareholder of TMM.

3.1.2.5.
Cycle-Tec Ltd.  - In 1997 and 1998, Amnir acquired 20% and 10%, respectively, of the shares of Cycle-Tec, which is engaged in the development of a process for producing composite materials with a relative advantage of strength, from paper waste (mainly newspapers) and recycled plastic. As of December 31, 2009, Amnir holds 30.18% of the Cycle-Tec shares. The other shareholders of Cycle-Tec, as of the date of this report and to the best of the Company's knowledge, are third parties which are not interested parties in the Company, as follows: Private investors - 19.4%; founders and employees - 37.8%; and the startup nursery - 12.6%. Cycle-Tec operations are not material for overall Group operations.

3.2.	Significant changes in the corporation's business management

On November 11, 2009, the company's CEO, Mr. Avi Brenner, announced his desire to resign his position, after 21 years of work at the group, of which the last five years as the group CEO, due to a health related condition that prevented him from continuing to serve in this capacity. On December 31, 2009, Mr. Avi Brenner resigned his position as CEO of the company.

On November 24, 2009, the Company announced the appointment of Mr. Ofer Bloch as company CEO. Mr. Bloch began serving in this position on January 1, 2010. For additional details regarding the terms of employment of the Company CEO, see Section 13.4, below.

4.	Sectors of Operation

As mentioned above, the Company (via its subsidiaries and affiliated companies), operates in five sectors of operation, which are reported in its financial statements as accounting segments:

4.1.
Paper and recycling - Company operations in this sector include the manufacture and sale of packaging paper, used mainly as raw materials in the packaging industry (corrugators). This area of operations also includes paper waste collection and recycling operations, as well as the operations of Hadera Paper Infrastructures, that consist of a network of auxiliary services for industry. Paper production is based partly on recycled paper waste used as raw material. The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wave between the outer and inner box walls). This paper is produced by Hadera Paper Industries out of recycled paper waste, collected by Amnir from various sources throughout Israel. For information concerning the range of auxiliary services and the spinning-off of the operations providing said services to a wholly-owned subsidiary of the Company, see section 3.1.1.2 above.

4.2.
Office supplies marketing - Company operations in this sector are carried out via Graffiti and Attar (wholly-owned subsidiaries of the Company), including marketing of office and paper supplies, primarily to the institutional and business markets, which include: government offices, banks, HMOs and other businesses. The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc. Office supplies are often delivered along with management of the customer's relevant purchasing budget, thus allowing Graffiti to assist in cost reduction for large enterprises. For further details regarding this operating sector, see Section 10, below.

4.3.
Packaging and cardboard products  - Company operations in this operating segment include production and sale of cardboard products, intended primarily for customers in the industry and agriculture sectors and of cardboard shelf packaging for consumer goods, mostly used in industry, agriculture, food, beverages and cosmetics. Packaging and board production is partially based on recycled paper waste used as raw material. Most of the manufacture consists of packaging products and cardboard. The packaging and cardboard produced by Carmel and by Frenkel-CD are mostly made of recycled paper produced by Hadera Paper Industries. The cardboard products are primarily intended for use in industry and agriculture. For further details regarding this operating sector, see Section 11, below.

4.4.
Hogla Kimberly (disposable, non-food consumer goods)  - The company operations in this sector are performed through the Hogla Kimberly associated company and consist of the manufacture and marketing of a wide variety of household paper products, disposable diapers for babies, incontinence products (adult absorbent products), feminine hygiene products and complimentary products for the kitchen and for cleaning. For further details regarding this operating sector, see Section 23.2, below.

4.5.
Mondi Hadera Paper (Fine Paper)  - The company's operations in this sector are conducted through the associated company Mondi and consist of the manufacture and marketing of fine paper, and marketing of imported paper, such as coated paper and special paper, complementary to its product range. For further details regarding this operating sector, see Section 23.1, below.

5.	Equity investments in the Company and transactions in its shares

5.1.
On December 23, 2007, an agreement was signed (hereinafter in this section: "the agreement") with Prisma Capital Markets Ltd. (hereinafter: "Market maker") for making a market in Company shares, at a scope and under terms and conditions set forth in the agreement and subject to the stock exchange regulations and guidelines, in return for a monthly payment whose amount is immaterial for the Company. The agreement was signed for a 2-year term, and each party may terminate the agreement after its first anniversary. On December 31, 2008, the Company announced that due to discontinuation of market-making activities by the market maker.

5.2.
On January 14, 2008, the Company's Board of Directors approved, pursuant to approval by the Audit Committee, adoption of a compensation plan for senior employees of the Company and/or its subsidiaries and/or associated companies, whereby up to 285,750 stock options (261,500 stock options as at the date of the report and in accordance with options exercised and those expired), each of which is exercisable into one ordinary share of the Company with NIS 0.01 par value, would be allocated to senior employees and officers of the Group, including the former Company CEO, which at the time of approval of said allocation comprised 5.65% of the Company's issued share capital. 250,500 stock options were granted during the first quarter of 2008. 34,000 stock options were granted on January 8, 2009, out of 35,250 that were allocated to the Trustee, as a reserve for future grants. On August 9, 2009, the remaining options held by the Trustee, totaling 1,250 options, were cancelled. During 2009, 1064 stock options were exercised into 98 shares (a 0.001% dilution) and 17,686 stock options expired. 4,250 stock options expired in 2008. As of December 31, 2009, a total of 261,500 options had not yet been exercised. For details regarding the aforementioned stock option plan and allocation, see section 13.4.5.1, below.

5.3.	Other than options whose granting was decided as set forth in section 5.5, above, as of the report date the Company's capital includes no un-exercised options.

5.4.
Subsequent to the shelf prospectus published by the Company on May 26, 2008, the Company concluded on July 16, 2008, the offering of two bond series (Series 3 and 4) amounting in total to NIS 308,060 thousand. Net of issuing expenses, the Company received net proceeds amounting to NIS 306,609 thousand. On August 17, 2008, the Company concluded a further offering, raising a total of NIS 120,000 thousand, in exchange for the allocation of NIS 114,997 thousand par value of bonds (Series 4). Net of issuing expenses, the Company received net proceeds amounting to NIS 119,826 thousand. Total net proceeds received by the Company from these two offerings amounted to a total of NIS 426,435 thousand.

6.	Dividend Distribution

6.1.	Dividends declared and distributed by the corporation over the past two years:

The company did not distribute any dividends to its shareholders during the past two years. Is off December 31, 2009, the company possesses retained earnings that are eligible for distribution, in the sum of NIS 399,346 thousands.

6.2.	External restrictions on capacity of the corporation to distribute dividends and dividend distribution policy

6.2.1.
We note that, as of the report date, the Company has yet to adopt a specific dividend distribution policy. Furthermore, as of the report date, the Company has yet to assume any restrictions on dividend distribution. It is noted that dividends from distributable profits from approved enterprises (alternative enterprises) are subject to extra taxes, as specified in the Law for the Encouragement of Capital Investments.

6.2.2.	According to Company bylaws, the Board of Directors may, subject to provisions of the Companies Law on this issue, adopt a resolution with regard to dividend distribution.

Chapter B - Other Information

7.	Financial Information Regarding the Corporation's Sectors of Operation

7.1.	Below are data regarding financial information concerning the Company's sectors of operation in the years 2009, 2008 and 2007:

			Year ended December 31, 2009
NIS thousands			Paper & Recycling sector	Office Supplies Marketing sector	Packaging products and cardboard sector	Hogla Kimberly Sector	Mondi Hadera Paper Sector	Adjustments to consolidated*	Consolidated
1.	Revenues
	a.	External sector revenues	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
	b.	Revenues from other operating sectors	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
	c.	Total	339,299	151,011	484,304	1,726,627	669,222	(2,478,469)	891,995
2.	Costs*
	a.	Costs that constitute revenues of another sector of the corporation	59,601	30,777	94,561	54,596	5,209	(184,939)	59,805
	b.	Other Costs	282,435	116,251	375,031	1,478,226	623,472	(2,058,812)	816,603
	c.	Total	342,036	147,028	469,592	1,532,822	628,681	(2,243,751)	876,408

	d.	Fixed costs	146,691	15,636	145,797	541,218	143,825	(684,838)	308,329
	e.	Variable costs	195,345	131,392	323,795	991,604	484,856	(1,558,913)	568,079
3.	Operating Income		(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587
	a.	Operating income attributed to the owners of the parent company							91,021
	b.	Operating income attributed to rights that do not offer control							698
4.	Total assets as at December 31, 2009		1,638,895	43,542	356,742	990,670	461,786	(1,175,310)	2,316,325
5.	Total liabilities as at December 31, 2009		141,911	31,327	82,657	534,577	306,478	360,946	1,457,896

*	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

			Year ended December 31, 2008
NIS thousands			Paper & recycling sector	Office Supplies Marketing sector	Packaging products and cardboard sector	Hogla Kimberly Sector	Mondi Hadera Paper Sector	Adjustments to consolidated*	Consolidated
1.	Revenues
	a.	External sector revenues	273,436	129,068	500,069	1,605,376	717,424	(2,660,433)	564,940
	b.	Revenues from other operating sectors	133,331	2,046	12,508	3,200	14,923	(57,464)	108,544
	c.	Total	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)	673,484
2.	Costs*
	a.	Costs that constitute revenues of another sector of the corporation	66,185	19,250	97,344	68,756	7,913	(182,779)	76,669
	b.	Other Costs	302,809	108,631	421,459	1,404,067	690,344	(2,365,846)	561,464
	c.	Total	368,994	127,881	518,803	1,472,823	698,257	(2,548,625)	638,133

	d.	Fixed costs	145,699	17,930	150,377	520,034	147,168	(773,581)	207,627
	e.	Variable costs	223,295	109,951	368,426	952,789	551,245	(1,775,044)	430,506
3.	Operating Income		37,773	3,233	(6,226)	135,753	34,090	(169,272)	35,351
	a.	Operating income attributed to the owners of the parent company							69,710
	b.	Operating income attributed to rights that do not offer control							(1,750)
4.	Total assets as of December 31, 2008		803,279	72,624	415,666	946,156	483,962	(677,593)	2,044,094
5.	Total liabilities as at December 31, 2008		82,925	35,258	76,837	505,167	361,404	224,875	1,286,466

*	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

			Year ended December 31, 2007
NIS thousands			Paper & recycling sector	Office Supplies Marketing sector	Packaging products and cardboard sector	Hogla Kimberly Sector	Mondi Hadera Paper Sector	Adjustments to consolidated*	Consolidated
1.	Revenues
	a.	External sector revenues	326,636	117,795	561,759	1,373,528	746,031	(2,681,318)	444,431
	b.	Revenues from other operating sectors	138,143	1,901	14,824	2,146	24,001	(41,796)	139,219
	c.	Total	464,779	119,696	576,583	1,375,674	770,032	(2,723,114)	583,650
2.	Costs*
	a.	Costs that constitute revenues of another sector of the corporation	68,190	25,654	104,250	54,616	10,941	(198,094)	65,557
	b.	Other Costs	326,184	93,338	457,011	1,259,608	725,167	(2,414,324)	446,984
	c.	Total	394,374	118,992	561,261	1,314,224	736,108	(2,612,418)	512,541
	d.	Fixed costs	135,302	17,100	140,723	464,034	141,319	(746,076)	152,402
	e.	Variable costs	259,072	101,892	420,538	850,190	594,789	(1,866,342)	360,139
3.	Operating Income		70,405	704	15,322	61,450	33,924	(110,696)	71,109
	a.	Operating income attributed to the owners of the parent company							31,353
	b.	Operating income attributed to rights that do not offer control							-
4.	Total assets as of December 31, 2007		630,217	63,509	442,140	914,280	497,129	(1,227,360)	1,319,915
5.	Total liabilities as at December 31, 2007		79,115	29,293	118,872	513,344	389,848	(480,528)	649,944

*	Adjustments are primarily for general assets not assigned to a specific operating sector (such as investment in associated companies, cash etc.)

For further information concerning financial information about the Company's associated companies, see sections 23.1.3, 23.2.4 and 23.3.2, below.

7.2.	Developments over the past three years

Below are explanations of developments in data pertaining to financial information set forth in section 7.1, above:

7.2.1.
The global financial crisis and the slowdown in the real-term economic activity, that developed in 2008, resulted, inter alia, in severe damage to global capital markets, in a severe downturn and considerable fluctuations in stock markets both in Israel and worldwide, including severe downturns and fluctuations in the prices of the securities of certain investee companies of the company, a deterioration of the credit crunch, a decrease in the value of assets held by the public and a considerable slowdown and uncertainty in economic activity. Consequently, various economies worldwide, including the United States and numerous countries in Europe, slipped into a recession, while indications of a recession were also identified in Israel.

The weakness in economic activity that characterized the second half of 2008, continued in the first quarter of 2009 as well. Starting in the second quarter of 2009, a certain recovery was observed and then gained momentum in most sectors of the Israeli economy. The prices of traded securities recorded a considerable increase in the Israeli capital market, while in parallel, the corporate debt market began to recover, as the raising of funds by the business sector renewed. Various markets worldwide are experiencing similar developments, as a global trend of recovery in real-term operations is being observed, along with bullish capital markets and an improvement in the stability of financial institutions. The global recovery is largely attributed to a combination of fiscal expansionary plans, along with a continuing expansionary monetary policy, led by the US economy.

Due to the global crisis, a decrease was recorded in 2009 in the prices of inputs, primarily fibers and chemicals. This trend began to change in the last quarter of 2009, in light of the awakening market activity. These decreases in prices offered partial compensation for the erosion in prices at some of the Group companies. These savings were partially offset as a result of an increase in water prices during 2009 by an average rate of 3%, an increase in the prices of natural gas, that constitute a principal input in the paper production chain, by approximately 10% compared with 2008, as a result of the devaluation of the NIS in relation to the US dollar by an average of 9.6% for the period, compared with 2008. This adversely affected the company in terms of the imported inputs, while serving to improve the selling prices that were eroded, as mentioned above, in the main sectors of operation of the company, where the prices tend to follow the import prices, denominated in US dollars.

As at the date of the report, it is impossible to estimate whether the said crisis in the financial markets has indeed run its course, what are its direct and indirect economic implications globally and in Israel, and how long such implications will last, if at all.

The signs of the said crisis and the recovery therefrom, have affected and may continue to affect the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, their ability to divest assets, the state of their business, their financial indicators and covenants, their credit rating, their ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

The imbalance in the global paper sector, between the supply and the demand for paper, that began in 2008 as a result of the financial crisis and the slowdown in activity that held sway in the first half of 2009, continued to impact the group companies that are active in Israel in 2009 and forced the local companies active in the fine paper and packaging paper sectors to preserve the low level of prices that began in the second half of 2008 and prevented the realization of price hikes, that were compensated by the continuing decrease in input prices, as mentioned above. This trend was reversed in the last quarter of 2009by raising prices, which partially compensated for the decrease in sales as a result of the importing of packaging and fine paper at dumping prices, along with the slowdown in market activity. For further details regarding complaints concerning dumping, see Sections 9.8 and 23.1.9, below.

7.2.2.
In the course of 2008, the Israeli economy slowed down (3.9% growth in relation to 2007), while in the second half of 2008, private-consumption demand dropped as well. Furthermore, 2008 saw great volatility in the US$/NIS exchange rate, with an average revaluation of 13% compared with 2007, which at the end of 2008 amounted to 1.1% - in addition to a 9% revaluation in 2007.

The disruption of the equilibrium between supply and demand in the global paper industry impacted Group companies operating in Israel. The slowdown in global activity, especially in Europe,due to the financial crisis has led to paper being imported into Israel at low prices, that forced the companies in Israel, trading in both fine paper and packaging paper, to reduce their price levels several times in the course of the year, as compared with 2007. The continuing rise in input prices, primarily fibers and chemicals, in the first half of 2008, was reversed in the second half of the year due to the global crisis, and served to partially offset the decrease in sales due to the lower USD exchange rate, in which sales are denominated, and due to the slower markets.

The Company's transition, in the fourth quarter of 2007, to using natural gas, has led to NIS 46 million in Group (including associated companies) energy-cost savings in 2008 compared with the former year  - primarily due to the transition to steam production using natural gas and to self-generation of electricity based on natural gas rather than on fuel oil.  Fuel prices were highly volatile in 2008, which saw an average 22% increase in prices, as compared with 2007. Furthermore, electricity prices rose by an average of 17% in 2008, as compared with 2007.

8.	General Environment and Impact of External Factors on the Company

8.1.
The year 2009 saw a moderation of the global and local economic crisis and following a stabilization period of several months, a change was felt in the second half of 2009 and a gradual recovery can be observed in global economic activity, that was expressed, inter alia, by the slowing down of the trend of unemployment in Israel and worldwide, a beginning of an expansion in investments and credit volumes, coupled with an expansion in both private and public consumption. Despite the global crisis, growth in Israel in 2009 amounted to 0.5%.

8.2.
In the last quarter of 2009, the prices of various products were raised in the global paper industry.  In the packaging paper sector in Europe, the cumulative rise in prices since September, totaled €80 per ton (approximately 35%) until the end of 2009.

The trend of improving paper prices worldwide, that was reflected primarily in the last quarter of the year, is expected to continue throughout 2010. These very days, this trend is being reinforced by the declaration of the largest paper companies worldwide, regarding an additional increase in prices that is expected during the second quarter of 2010, by a sum of approximately €60 per ton (approximately 18%). The continuation of this trend, in addition to the sharp increase in prices in 2009, will support the continued growth and increase in the volume of operations, that began toward the end of 2009.

8.3.
The company estimates that since 2008, packaging paper products are being imported into Israel at dumping prices, primarily from Europe. The company is working to rectify this situation with the Dumping Supervisor at the Ministry of Employment Commerce and Industry. For further details see section 9.8, below.

In the fine paper sector, the impact of the global crisis is evident primarily in the advertising industry. The volume of demand for newsprint paper and fine paper has decreased during 2009 by a rate of 11% to 14% in the global market. Towards the end of 2009 pulp prices started to rise. The rises are expected to worsen in the short run due to the earth quake in Chile,  which causes  temporal   delays in the supply of pulp to the global market.

The reduced demand is creating surplus supply worldwide and especially in Europe, and the company estimates that fine paper is being imported to Israel at dumping prices since 2008. In this respect, the company is also working with the Dumping Supervisor in order to control imports at these prices. For additional details regarding the complaint concerning imports at dumping prices of fine paper, see Section 23.1.9, below.

8.4.
The average devaluation of the NIS against the US$ - amounting to 9.6% in 2009 as compared with 2008 - coupled with the devaluation of the NIS against the euro had a negative impact on the Company with regard to imported inputs while, serving to somewhat improve the selling prices in the operating segments of the Company whose prices are denominated in US$.

The company's business portfolio, including its associated companies, is balanced in terms of foreign currency and therefore, the level of the company's exposure to sharp fluctuations in currency rates is low.

8.5.
The decrease in global fuel prices in 2009 had no material impact on the Company, due to the transition to the use of natural gas instead of fuel oil in its production processes, that began at the end of 2007.

The above information with regard to Company estimates of trends in the global paper industry, input and paper prices and growth trends in demand and their impact on Company results, as well as the approval of the company's complaints regarding imports at dumping prices, constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. This can be caused, inter alia, on account of factors that lie outside of the control of the company, such as the global crisis in credit markets and banking, changes in raw material prices worldwide and changes in the demand and supply for paper products globally and in the decisions of the Dumping Committee and the relevant ministers, as well as developments and regulatory changes in the operating segment; and/or the materialization of any of the risk factors listed in sections 9.18, 10.14 and 22, below.

Chapter C:

Business Description of the Corporation by Sector

9.	The Paper and Recycling Sector

9.1.	General information regarding the paper and recycling operating sector

9.1.1.	Structure of the paper and recycling operating sector and changes thereto

The paper and recycling operations focus primarily on the manufacture and sale of packaging paper, used as raw materials in the corrugated board industry as well as paper waste collection and recycling. Production and sales of packaging paper is conducted by the Company via its subsidiary, Hadera Paper Industries. Paper waste collection and recycling is primarily conducted via the subsidiary, Amnir.  Furthermore, the operating sector provides a network of auxiliary services to industry through Hadera Paper Infrastructures, as mentioned in Section 3.1.1.2, above.

Packaging paper is intended, as mentioned, primarily for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging paper and the derived volume of waste collection is the level of economic activity in the market and the export volumes of its customers.

The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wavy layer between the outer and inner box walls). This paper is produced from recycled paper waste, collected from various sources throughout Israel. For details regarding development of paper from a recycled fiber, see section 9.4 below.

Based on internal Company estimates, consumption of packaging paper in Israel averaged approximately 1 million tons in recent years.

The volume of paper recycling in 2009 amounted to 300,000 tons (excluding corrugator waste amounting to 50,000 tons). This constitutes an increase from the annual Israeli average of the last several years, that amounted to 255,000 tons. The paper recycling rate, out of total paper consumption in Israel, was approximately 30% in 2009. Accordingly, based on the aforementioned data there is apparent potential for growth in the volume of paper production in Israel as an alternative to paper importing, as well as potential for continued growth in paper recycling due to the low recycling rate in Israel, in relation to existing rates in Europe. Note that based on data from the  Confederation of European Paper Industries (CEPI), the average annual rate of paper recycling in recent years out of total paper consumption in Western Europe was 55% (as compared with 30% in Israel).

In support of the aforementioned paper production operations, the Company manages a range of auxiliary services provided to operations of Group companies on site at Hadera, through Hadera Paper Infrastructures. For details see section 3.1.1.2, above.

The collection activity of raw materials for paper production (paper and board waste) is carried out by Amnir, which forms part of the sector of operations. Amnir's operations primarily include: paper and board collection, information security (shredding services at customer premises or at Amnir premises), plastic recycling and production of paper products, that is not material for the sector.

Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitute a crucial step in the packaging paper production process.

Amnir collects paper waste from various sources around Israel, and as of the report date it processes (sorts and compresses paper waste) at its plants (in Hadera and Bnei Brak) approximately 240,000 tons of paper waste annually (wood-free paper, wood-based paper and board). Approximately 66% of the paper waste handled by Amnir is used for in-house production of packaging paper by Hadera Paper Industries (this percentage also includes the growth in the Amnir inventories, as preparation for the operation of Machine 8), and 34% of the said quantity is sold as raw material to producers of tissue paper  (Hogla-Kimberly, an associated company, Shaniv Paper Industry Ltd., Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd.). In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed.

9.1.2.	Limitations, Legislation, Regulations and Special Constraints applicable to the paper and recycling operating sector

Due to the nature of the sector of operations, it is subject to a range of regulatory restrictions concerning environmental protection. For further details see section 9.14, below.

Furthermore, in February 1989, Hadera Paper was declared a monopoly in the production and marketing of paper in rolls and sheets - by the Israel Antitrust Authority, by its authority pursuant to the Antitrust Act, 1988 (hereinafter: "the Antitrust Act"); in July 1998 this declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. The company recently submitted a request to the Antitrust Authority, to rescind its monopoly status in the area of packaging paper in rolls and sheets, as mentioned above, since to the company's estimation, it is not actually of monopoly in this area. For restrictions applicable to the Company pursuant to the Antitrust Act, see section 9.15.6, below.

9.1.3.	Changes to volume of operations in the paper and recycling sector and its profitability

The global paper industry is a historically cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its surplus production at relatively low prices at “cost plus” (i.e. covering the variable cost plus a certain contribution toward fixed costs). For details regarding the complaint filed by the company concerning dumping, see Section 9.8, below.

The company estimates, that the packaging paper market in Israel, after having recorded growth of approximately 5% in 2007, actually decreased by approximately 10% in 2008 and by an additional 6% in 2009. The decrease in the said market volume was caused, inter alia, by the deep recession as a result of the global financial crisis, that began in the second half of 2008. Regarding changes in the profitability of the sector, see Section 1.4 to the Management Discussion of the company, as at December 31, 2009, attached to this report.

9.1.4.	Developments in the paper and recycling sector and changes to its customer profile

9.1.4.1.
In recent years, the trend among customers has been toward the use of paper made from recycled fiber and away from using paper made of virgin fiber (purchased by customers from imports) - in order to reduce their production costs. The transition to recycled paper was made possible by the technology change which allowed recycled paper to be used in the production of paper with strength qualities similar to pulp-based paper. Furthermore, in recent years awareness of environmental protection issues has grown, which may assist in the growth in the paper recycling rate. For further details with regard to developments in the field of environmental protection, see section 9.14, below.

9.1.4.2.
Following price increases in 2007, prices declined in 2008 and 2009 due to excess supply and the impact of the economic crisis on the packaging and packaging paper industry. The global economic crisis and the resulting sharp recession and credit crunch have led to a material decline in global commerce and consequently also in the demand for packaging products and packaging paper worldwide.  Surplus production by major paper mills in Europe are directed at remote markets, including Israel, at very low prices. These influences have increased in the fourth quarter of 2008, and continued to further impact operations in 2009. For details regarding the complaint filed by the company concerning dumping, following the import of the said surplus manufacturing to Israel, see Section 9.8, below.

9.1.4.3.
In recent years, the trend of market transition to thinner packaging paper that is reinforced with starch of higher quality and purity levels continues. This paper was developed overseas and is produced by modern machines built in recent years. The imported paper competes with the company’s products. This trend necessitate a change in the range of paper produced by the Company, in order to allow it to face competition in this operating sector.

As part of the solutions for this challenge, the Company's Board of Directors approved, on November 19, 2006 and on October 15, 2007, the installation of a new packaging paper production system, known as "Machine 8" (hereinafter: "the new machine" or "Machine 8"), that would enable the Company to meet growing demand in the local market, at a more competitive cost to the Company and with a higher paper quality vs. competing imports. The setup cost for the entire system, which was approved by the Board of Directors, including additional investment in paper waste collection (to be used as raw material) amounts to NIS 690 million. The Company estimates that the new machine would product packaging paper out of paper and board waste, and would have an annual output capacity of 230 thousand tons. The new machine was installed at the Company's facility in Hadera. The Company estimates that following the new machine's running-in period, expected early in the year 2010, and the gradual retirement of one of the Company's current production machines, that will continue to be operated only according to company needs, the company's output capacity of packaging paper will grow from 160 thousand tons annually, as of the publication date of this report, to 320 thousand tons annually. The major part of the machine installation process was completed on January 15, 2010 and the running-in process has begun. The running-in process is progressing as planned, while technical problems are being handled on an ongoing manner vis-à-vis the suppliers.

Information concerning the expected operation rate of the new machine, its operation in 2010 and the advantages of the new machine and increase in expected production capacity of the Company constitutes forward-looking information as defined in the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including the economic crisis and its impact on the paper industry, business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in Sections 9.18 and 22, below.

9.1.5.	Critical success factors in the paper and recycling sector of operations and changes therein

Several critical success factors may be indicated for Company operations in the paper and recycling sector, which impact its operations:

9.1.5.1.
Condition of Israel's Economy - Packaging paper is intended, as mentioned, primarily for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: Industry, agriculture and the food and beverage industry. As a result, extensive current economic activity has a positive material impact on the demand for packaging paper and on the volume of associated paper waste collection. An economic crisis, on the other hand, would obviously have an adverse effect.

9.1.5.2.
Investment in necessary production equipment - Machines used in paper production are very costly, in terms of both acquisition and maintenance cost. Consequently, financing capabilities and the ability to raise funds, constitute an advantage in the sector of operations.

9.1.5.3.
Local producer - In this operating sector, a local producer enjoys a significant advantage over imports, as the former is able to ensure a constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories. The Company is the only packaging paper producer in Israel, and therefore enjoys an advantage in this operating sector.

9.1.5.4.
Product quality and customer service - High product quality, availability and quality customer service are important success factors in this operating sector. A high level of quality and service are contributing to preserving the existing customers.

9.1.5.5.
Landfill levy - Starting in July 2007, pursuant to the Cleanliness Law as set forth in section 9.14, below, a landfill levy is charged to waste sent for landfilling, ranging from NIS 10 per ton in 2007, up to NIS 50 per ton in 2011 and thereafter. The company estimates that the enforcement of the said landfill levy may cause various entities to prefer transferring their waste for recycling over landfilling, in order to avoid the said landfilling levy. This may result in growth in the volume of waste collected for recycling, thereby lowering the company's collection costs.

Said information regarding the growth in the collection of paper waste and lowering of waste collection costs is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. Company forecasts and estimates may not materialize, in whole or in part. Moreover, the actual results may differ from the current estimates and forecasts due to various factors, including regulatory developments and changes in the sector of operations and/or the realization of any the risk factors outlined in Sections 9.18 and 22, below.

9.1.6.	Changes to suppliers and raw materials for the paper and recycling operating sector

The collection activity of raw materials for paper production (paper and board waste) is carried out by Amnir. Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitute a crucial step in the process. Other than paper and board waste collected by Amnir, another part of the waste consumed by paper production machines is composed of paper waste purchased by Hadera Paper Industries from producers of corrugated board containers (waste created in the container production process by corrugator customers and sold to the Company).

Amnir collects paper waste from various sources throughout Israel. In 2009, 2008 and 2007, Amnir collected paper waste (wood-free paper, wood-based paper and board) amounting to 185,327 tons, 173,868 tons and 162,313 tons, respectively. In 2009, Amnir processed 240,000 tons of paper waste at its facilities (including paper waste purchased by Amnir from other waste suppliers). In recent years, waste purchased by Amnir from other waste suppliers amounted to 20%-30% of total waste processed by Amnir. As mentioned above, in addition to waste collection operations, Amnir also provides information security services (shredding services at customer premises or at Amnir premises). Information security and shredding services are provided by Amnir at customer premises using five custom trucks and stationary shredders. Amnir also operates a national shredding facility (for paper and magnetic media) at its facility in Hadera and also operates other external shredding facilities. Shredded paper is collected by Amnir as paper waste.

As part of its paper salvage operations, Amnir produces and markets various paper and packaging products, which are not material to the operations of the sector.

The expected increase in paper production capacity due to the operation of the new packaging machine (Machine 8), as set forth in section 9.16 below, requires doubling, over the next few years, of the paper waste collection volume to be used as raw material in the production of packaging paper. Accordingly, Amnir started as early as 2007 to increase the paper waste collection volume, in preparation for larger waste collection volumes in anticipation of the new packaging paper machine - with these operations continuing in 2009 as well. These operations are planned to continue gradually until 2011, according to the Company's detailed plans. For the aforementioned preparations, Amnir took, inter alia, the following steps: Intensifying collection operations with existing customers, establishment of a greater number of municipal paper collection points and development of new collection sources; adapting Amnir's organizational structure and re-organization in all operating areas (including marketing, logistics, facilities, maintenance, purchasing etc.), establishment of an alternative site for Amnir's Bnei Brak facility to receive and process the necessary additional volume; accumulation of paper waste inventory pending operation of the new machine; cooperation with local authorities on paper waste collection (including cooperation on paper waste collection from apartment buildings); dedicated collection from private customers (inter alia, by means of installation of collection containers; removal of cardboard from streets), and marketing projects to increase awareness of waste recycling.

In 2007, strong demand for newspaper and board waste around the world (primarily in Asia) led to higher paper waste prices globally as well as in Israel. In 2008, the growth trend in demand continued, but in late 2008 the trend was reversed, and paper waste prices declined dramatically worldwide, due to decreased demand coupled with the economic crisis. Paper waste prices remained low in 2009, although in the last quarter of 2009, this trend has changed and paper waste prices are currently on the rise.

Starting in July 2007, in accordance with the Clean Environment Act, a Landfill Levy is charged to waste - for further details see Sections 9.1.5.5 below and 9.15.2, below.

Said information regarding the growth in the Company's output capacity is considered forward-looking information as defined in the Securities Law, and constitutes merely forecasts and assessments on the part of the Company, the realization of which is not certain and is based on information existing in the company as of the date of the report. Company forecasts and estimates may not materialize, in whole or in part. Furthermore, actual results may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in markets in which the Company operates, global demand, supply and cost of paper products, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.18 and 22, below.

9.1.7.	Major barriers to entry and exit in the paper and recycling sector and changes therein

9.1.7.1.	There are several barriers to entry of any company to the field of paper production:

(a)
Initial capital - The paper industry is, by nature, capital intensive with heavy investment required in infrastructure and equipment (paper machinery, paper waste processing systems and associated infrastructure); entry into this operating sector requires a significant initial capital. Furthermore, even following the initial capital outlay, this operating sector requires significant investment in equipment maintenance.

(b)
Skilled staff - Manufacturing of products in this sector requires professional, skilled staff. A company starting operations in this operating segment would be required to recruit appropriate staff, which may prove to be a challenge to any company intending to operate in this segment.

(c)
Long penetration time - Penetrating into this operating sector requires a long time, mainly due to significant investments in installation of required equipment, staff training and the importance of reputation in this sector.

(d)
Large enterprises - Due to the nature of operations in this sector, including the extensive equipment and cost associated with its acquisition, there is no room in this field for small companies running limited operations. Such small companies face a difficulty in facing the extensive cost required for operation in this sector.

(e)
Local producer - In this operating sector, a local producer enjoys a significant advantage over imports, as the former is able to ensure constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories.

(f)
Few customers - This operating sector typically has a small number of customers. This fact, along with the competitive environment of this operating sector, makes it difficult for new companies to enter, because customers are hard to recruit as they often have long-term relationships with paper producers and/or importers.

The Company believes that there are no material exit barriers from this segment, except for the following: Immediate discontinuation of operations would require arrangements to be made with customers concerning conclusion of product inventory delivery as well as arrangement of payments to suppliers. Furthermore, with regard to the payment of fixed expenses, the Company would be required to make appropriate arrangements, since some of these fixed expenses relating to infrastructure services at the Company's site in Hadera cannot be immediately terminated.

9.1.7.2.
Note that the waste collection area has no material barriers to entry, since no material capital investment or special licenses are required, and time to penetrate the market is short. Furthermore, small players can operate in this sector.

9.1.8.	Structure of competition in the paper and recycling operating sector and changes thereto.

The Company, via its subsidiary Hadera Paper Industries, is the sole producer of packaging paper in Israel, and competes with self-imports by its customers.

Regarding paper waste collection, competition is primarily from two companies - KMM Recycling Facilities Ltd. and Tal-El Collection and Recycling Ltd.. In addition, there are small collectors of paper waste.

For additional details regarding the competition in the sector, see Section 9.8, below.

9.2.	Products and services in the paper and recycling operating sector

9.2.1.	Major products and services

9.2.1.1.
Packaging paper - The Company's operations in this operating segment involve the production and sale of packaging paper from recycled fiber (i.e. from paper waste collected for recycling). This paper is used as raw material for production of cardboard packaging by the corrugated board industry. Regarding new products see 9.4 below. Packaging paper is produced by the subsidiary, Hadera Paper Industries. For the aforementioned paper production operations, the Company manages a range of auxiliary services for the industry - for details see section 3.1.1.1 above.

9.2.1.2.
Paper waste collection - The company, through its Amnir subsidiary, deals in the provision of paper waste collection services, to serve as raw material, primarily for the company's packaging paper production plant, as detailed above. As at the date of this report, approximately 66% of the waste collected by Amnir serves for the in-house production of packaging paper by Hadera Paper Infrastructures (this percentage also includes the growth in inventories at Amnir, in preparation for the operation of Machine 8). The remaining waste collected by Amnir (approximately 34% of total waste collected, as of the date of this report) is sold as raw material to producers of tissue paper  (Hogla-Kimberly - an associated company, Shaniv, Panda and Jerusalem Paper). In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed. Amnir sorts and compresses the paper waste it collects at its facilities, as described in section 9.9.2, below. Amnir also provides information security services (shredding services), with the shredded waste also being used as raw material for its operations. Furthermore, Amnir produces paper products which, as of the date of this report, is not material for the operating sector. Note that, to the best of the Company's knowledge and based on its internal estimates, Amnir has a 62% share of the paper waste collection market in Israel (excluding waste purchased from other collectors, as set forth in section 9.1.6, above).

9.2.1.3.
Plastics - Production of recycled raw material for the plastics industry at the Company facility in Hadera. The Company recycles plastic waste from agricultural and industrial use, turning it into raw material for the plastics industry (mostly pipes for construction). Company revenues from this activity in each of the years 2009, 2008 and 2007 were less than 5% of total Company sales and are therefore immaterial to the Company.

9.2.2.	Material changes expected in the corporation's share and product mix

The Company's Board of Directors approved, on November 19, 2006 and on October 15, 2007, the installation of a new packaging paper production system (Machine 8); for details regarding the new machine, including Company estimates of its production capacity, see Section 9.17, above.

9.3.	Distribution of revenues and profitability of products and services in the paper and recycling operating sector

The following data presents the distribution of revenues from products and services in 2009, 2008 and 2007:

NIS millions	2009		2008		2007
	Percentage of Company Revenues	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues	Revenues
Sales of packaging paper*	16%	139.1	36%	243.0	56%	329.5
Sale of paper waste to others	7%	62.4	10%	68.5	11%	64.2

* Starting September 1, 2008, the sector sales to Carmel are not included, since it became a consolidated company at that point.

A decrease in revenues from packaging paper was recorded in 2009 as a result of the crisis in global markets, that led to a quantitative decrease in sales, to the importing into Israel at dumping prices, leading to an additional erosion in selling prices.

9.4.	New Products

In the course of the last year, the sector has started to quickly develop paper types, based on 100% recycled fibers, whose high quality will render it possible to replace packaging paper based on pulp, in the corrugated board industry in Israel and overseas. The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for the  recycled packaging paper. The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using these advanced manufacturing technologies, both in the existing production lines and in the new production line, to render it possible to gradually launch new products, during 2010. According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory tests, the indications from the development process in the production lines and initial markets tests, it appears that the probability for success in this area is relatively high.

Information regarding improved profitability as a result of the launch of the new products constitutes forward-looking information, as defined by the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including problems in the continued developments,  business opportunities available to the Company, changes in demand in markets wherein the Company operates, global supply and cost of paper products and/or materialization of any of the risk factors set forth in Sections 9.18 and 22, below.

9.5.	Customers of the paper and recycling operating sector

9.5.1.	Packaging paper

As of the report date, the Company is dependent on five material customers, who produce corrugated board and cardboard packaging (corrugators), including Carmel, a subsidiary of the Company (which was an associated company through August 31, 2008) (hereinafter jointly in this section: "the customers"). Company sales to Carmel in 2008 (through August 31, 2008) and 2007 accounted for 7% and 15% of total Company sales, respectively. (Between the months of September and December 2008, when Carmel was part of the paper and recycling sector, the company sales to Carmel represented 8% of total company sales at that period). In 2009, company sales to Carmel represented approximately 8% of total company sales. Company sales to each of the other four material customers in 2009, 2008 and 2007 accounted for: (a) Approximately 3%, 6% and 9% of total company sales, respectively; (b) Approximately 3%, 5% and 9% of total company sales, respectively; (c) Approximately 1%, 6% and 5% of total company sales, respectively; (d) Approximately 0.5%, 1% and 3% of total company sales, respectively.  The Company has no long-term agreements with the aforementioned customers. To the best of the Company's knowledge, the same applies to agreements between these customers and the Company's competitors. Contracting with each customer refers to an annual volume of packaging paper to be delivered to the customer, with the price being set in advance every quarter.

Due to the industry structure (one local producer and a limited number of customers), the sector is dependent on each of the aforementioned customers, and termination of the contract with any one of them may have a material adverse effect on the Company results. The aforementioned customers are long-standing customers of the Group, and have been in business with the Company for many years; in actual fact, the Group successfully maintains contracts with the customers over years by ensuring current delivery and service with a short lead time, which allows it to enjoy the benefit of a local supplier. In the years 2008-2009, a decrease was recorded in sales to local customers on account of imports at dumping prices as well as of the global economic crisis and  of the increase of the company's export operations and the establishment of markets overseas, at the expense of the local market, as part of preparations for an increase in exports following the operation of Machine 8.

In addition, Hadera Paper Industries exports packaging paper to various customers overseas (mostly in Turkey, Greece and Egypt). In 2009, 2008 and 2007, revenues from packaging paper sales to overseas customers amounted to NIS 57 million, NIS 50 million and NIS 47 million, respectively, accounting for 6%, 7% and 8% of total sales in these respective years.

With the operation of Machine 8 and due to the increased production quantities, Hadera Paper Industries intends to increase its export sales. To this end, Hadera Paper Industries has started to develop its export markets already in 2009, primarily concerning Turkey, Greece, Egypt, Italy, Spain, Portugal and additional Western European nations. For further details see section 9.17, below.

Said information concerning the intentions of Hadera Paper Industries to increase its export sales is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the Company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The main factors that could affect the aforesaid are changes in demand and supply for paper products worldwide, and/or realization of any of the risk factors detailed in Sections 9.18, 10.14 and 22, below.

9.5.2.	Paper waste

Approximately 66% of the paper waste collected by Amnir is used for in-house production of packaging paper by Hadera Paper Industries (including the increase in inventories at Amnir, in preparation for the operation of Machine 8), while 34% of the paper waste is sold by Amnir as raw material to external entities, primarily the four producers of tissue paper in Israel - Hogla-Kimberly (an associated company), Shaniv Paper Industries Ltd., Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd. Amnir has no dependence on any individual customer, nor has it any long-term agreements with said customers. Agreements are generally contracted for one-year terms, specifying the quantity to be supplied to each customer as well as the price. Most of the customers are long-standing customers of the Group.

9.5.3.	Customer attributes

Below is a distribution of major packaging paper sales by customer attributes:

Revenues in NIS Millions	2009	2008	2007
Domestic customers	145	262	346
Export customers	57	50	47

9.6.	Marketing and distribution in the paper and recycling sector

Marketing and distribution in the local market are conducted directly by company employees opposite the customers. Marketing and distribution to export markets are conducted through local agents or through international marketing and sales companies that purchase the paper from Hadera Paper Industries and sell it to their own customers overseas. Despite the fact that in certain regions to which the merchandise is exported there exists a single agent for the region, the company estimates that in the event that such an agent were to discontinue its operations vis-à-vis the company, the impact to the company would be purely temporary. The company therefore estimates that it has no dependence upon any of the agents.

Shipping to customers is mostly via external shipping companies. Marine shipping companies are engaged for exports. The Company has no exclusive agreements with any of the aforementioned shipping companies. The Company also has no dependency on any of these shipping companies.

9.7.	Order backlog for the paper and recycling sector

Product delivery volumes are based on an overall annual forecast, determined and coordinated between the Company and its customers. Current supply is converted into orders, based on a few days in advance or even less, so the Company has no order backlog in this sector of operations. In export sales, a monthly quota is determined for the customer and is usually determined up to two months in advance.

The packaging paper manufacturing plant operates according to a flexible production plan which allows delivery of a customer order within 24-48 hours, at the quality specified in the specifications.

9.8.	Competition in the paper and recycling sector

As mentioned above, Hadera Paper Industries is the sole producer in Israel of packaging paper, hence the competition in the packaging paper business is against imports, made directly by customers without any barriers. Regarding a temporary levy imposed on part of the import on account of import in dumping prices, see below.

Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery.

To the best of the Company's knowledge, its major competitors in Israel are the following foreign vendors: Varel – Germany, Mondi Switchi - Poland, Hamburger – Austria, SCA – Italy, and Modern Carton - Turkey.

As mentioned above, the Group competes in this operating sector by providing high-quality products, as well as by ensuring on-going delivery and service with a short lead time in relation to the other vendors, which affords it the benefit of local supplier.

On January 15, 2009, the Company announced that as a producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: "the Supervisor") concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company noted that in recent years it has faced importing of packaging paper at extremely low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. On September 1, 2009, the Company reported that the Supervisor announced that importing at dumping prices of recycled brown paper products was allegedly taking place, while causing damage to the local production sector. The supervisor therefore decided to impose a temporary levy, for a period of six months, at a level equal to 52-67 euro per ton on the import of recycled brown paper products from manufacturers in the European Union. On December 3, 2009, the company announced that in hearing held in court regarding the petitions of five importers/producers that were appealing the decision of the Supervisor, it was agreed between the parties that the decision of the Supervisor would remain in place for the four months following December 3, 2009, while the guarantees that were deposited by the petitioners in October and November would be returned to them. This decision received of the validity of a court ruling. The said temporary guarantee is valid until March 31, 2010.

On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31-44 per ton, on most different producers from the European Union. The Supervisor’s recommendation regarding dumping is subject to the approval of the Dumping Committee and the signature of the Minister of Employment Commerce and Industry and the Minister of Finance. There is no certainty regarding the approval of the recommendation of the Dumping Supervisor and the company cannot estimate at this stage the influence of the acceptance of the complaints on its results.

The Company estimates - based on its internal estimates - that its market share as of the report date, in the sales of packaging paper used as raw material for the corrugating industry in Israel, is equal to approximately 28%.

There are two major competitors in paper waste collection, which operate throughout Israel - KMM Recycling Plants Ltd. and Tal-El Collection and Recycling Ltd. In addition, there are many competitors with small market share who mainly operate in a limited geographical erea.

The Company estimates, based on its internal estimates, that Amnir's market share as of the report date in the collection of paper waste (excluding purchasing of waste from other collectors, as set forth in section 9.1.6, above) out of total paper waste collected in Israel, is equal to 62%.

9.9.	Production capacity in the paper and recycling sector

9.9.1.	Packaging paper

The Company's packaging paper plant in Hadera includes two paper machines with a total annual production capacity of 160,000 tons, producing packaging paper (fluting, test liner, white liner, reclaimed WT, Hadera Paper Kraft And Hadera Paper Semicam) used as raw material by corrugators. These machines operate at close to full capacity, hence the production capacity is almost fully utilized.

The paper machines operate 24 hours a day, in 3 shifts (except for planned maintenance stoppage).

As set forth in section 9.1.4.3 above, according to Company estimates, with the start of operation of the new packaging paper production system, planned for mid-year 2010, and along with the parallel decommissioning of an existing machine of the Company, that will only be operated if and as required, the Company's annual production capacity of packaging paper will increase from 160,000 tons at the present time, to approximately 320,000 tons. For more details, see section 9.17, below.

Information concerning the expected operation date of the new machine and the increase in expected production capacity of the Company constitutes forward-looking information as defined in the Securities Act and merely consists of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.18 and 22, below.

Below are machine production data (in thousands of tons) for 2009, 2008 and 2007:

	2009	2008	2007
Machine 1	52	59	62
Machine 2	90	92	99
Total	142	151	161

9.9.2.	Paper waste collection

Below are data with regard to sorting and compressing output (in thousands of tons) of collected raw material, primarily paper and board waste, compared to potential output capacity in 2009, 2008 and 2007:

		Actual output
	Potential output capacity (As of report date)	2009	2008	2007
Bnei-Brak	220	140	134	128
Hadera	130	95	82	83
Total	350	235	216	211

9.10.	Seasonality

Sector demand in the area of the marketing of cardboard packaging products tends to rise during the winter months, primarily between November and March of each year, due to demand related to agricultural crops. This seasonality does not hold a material impact on the company, due to the fact that to date, this sector of operations has sold all of the output it has managed to produce, so that it was not effectively exposed to the seasonality component. As for the other products of the paper and recycling segment, there is no seasonal impact on demand.

9.11.	Fixed assets, real estate and facilities in the paper and recycling operating sector

9.11.1.	Packaging paper

9.11.1.1.
Packaging paper machines - The Hadera site has two packaging paper manufacturing machines in operation at close to full capacity, of approximately 160,000 tons annually. In order to expand packaging paper production capacity (and improve its quality), in view of Company estimates that the demand for packaging paper made of recycled fibers will grow significantly over the coming years, the Company Board of Directors approved the installation of a new packaging paper production system (Machine 8). True to the date of this report, its installation has been completed and it is currently in the running-in period. For further details see section 9.1.4.3, above.

9.11.1.2.
Energy center - As an auxiliary means of production, the Company site in Hadera includes an energy center  that is operated by Hadera Paper Infrastructures, providing steam used in the paper production process and about half of the electricity consumed by paper machines operating on site. The energy center includes boilers for steam production, a steam turbine for electricity generation (providing on average of 13 megawatt-hour, with maximum generation capacity of 18 megawatt-hour), as well as cooling water systems, compressed air systems, water distilling systems, a cold water system and control systems  controlling  the entire process.

9.11.1.3.
Transition to natural gas - In the fourth quarter of 2007, the Company completed the transition of the energy system at its Hadera facility, used for manufacturing, from using fuel oil to using natural gas. The use of natural gas has significantly lowered the energy costs and has improved air quality due to reduced emissions. The Company has invested NIS 30 million in infrastructure installation and conversion of existing equipment to use natural gas instead of fuel oil.  In accordance with an agreement between the Company and Yam-Tethys as set forth in section 9.16.1 below, the Yam-Tethys partnership will supply the natural gas through mid-2011. Upon conversion to using natural gas instead of fuel oil, the Company adapted the work environment to use of natural gas, including issued concerning use of hazardous materials and work procedures. For details of contacts with the natural gas suppliers, see section 9.16.1 below.

For details of the Company facility in Hadera, see section 12.1, below.

9.11.2.	Paper waste collection

Concurrently with the investment in the machine, the Company is also investing (in conjunction with the aforementioned investment) in the expansion of the paper waste collection system to be used as raw material for this machine. For optional action to expand paper waste collection, see section 9.1.6, above. As of the report date, for the collection and the processing of the raw material collected (paper and board waste), Amnir operates a fleet of 53 trucks of various types, while 40 additional trucks are operated by sub-contractors. Operations are carried out in two plants, as follows:

9.11.2.1.
Amnir facility at Hadera, including: Plant for sorting, cleaning and pressing paper and board waste, where the principal fixed assets are: 2 presses, paper sorting system and paper and magnetic media shredding system, as well as a paper salvage plant including guillotines and printing, rolling and cutting machines. The facility includes a storage area for paper and board waste. The area of the facility is 40,000 square meters. For further details regarding the Company facility in Hadera, see section 12.1, below.

9.11.2.2.
Amnir facility at Bnei-Brak: Plant for sorting, cleaning and pressing paper and board waste, where the principal fixed assets include two presses and a sorting system. The facility area covers 12,500 square meters and it includes open land and buildings. Part of the plot, about 2,500 square meters, is leased by Amnir from a third party. The annual lease cost is NIS 90,000. The lease term is through July 2011.  The Amnir plant in Bnei Brak is planned to relocate to a new logistic center (hereinafter: "Logistic Center") in Modiin at the end of 2010. For details regarding the Logistic Center, see section 18.3, below.

Furthermore, Amnir has pledged current liens on its assets in benefit of the State of Israel.

9.12.	Raw materials and suppliers in the paper and recycling sector

Paper waste collection provides the main raw material for the paper and recycling operating sector. The paper waste collection operation is deployed nationwide, with the paper waste being collected by Amnir or purchased from thousands of suppliers throughout the country by Amnir and transferred on a regular basis to processing plants at Bnei-Brak and Hadera.

Amnir is not dependent upon any specific supplier.

In addition to the collection of paper and board waste by Amnir and to the purchase of paper waste by Amnir from external suppliers, another part of the waste consumed by paper machines is paper waste purchased from producers of corrugated board containers (waste created in the container production process by corrugator customers and sold to the Company).

In the paper and recycling sector there are purchasing contracts with suppliers for the purchase of auxiliary materials such as chemicals, adhesives, felt, screens, etc.

Prices are determined by negotiation with suppliers, accounting for market conditions and prices of competing imports.

In July 2005, the Company signed an agreement with Yam Tethys Partnership to purchase natural gas, which would replace fuel oil purchasing (as set forth in section 9.11.1.3, above.  In the fourth quarter of 2007, the Company completed the conversion of the energy generation system at its facility in Hadera to the use of natural gas instead of fuel oil). True to the date of the report, the suppliers of natural gas in Israel include Yam Tethys, EMG and one additional potential supplier. In August 2007, Yam Tethys Partnership started delivery of natural gas as set forth above. Total Company purchases from the supplier for the purpose of this sector of operations in 2009 and 2008, amounted to NIS 25 million and NIS 26.2 million, respectively, that represented 13.8% and 12.9% of total purchases in the paper and recycling sector from suppliers. For details regarding the aforementioned agreement, see Section 9.16.1, below. The company is dependent upon Yam Tethys for the provision of natural gas, since the replacement of the supplier could potentially incur material costs. For details of contacts with natural gas suppliers, see section 9.16.1 below.

9.13.	Working Capital

9.13.1.	Raw Material and Finished Goods Inventory Policy

9.13.1.1.
Raw material and finished goods inventory - The Company maintains operating inventory of raw materials and finished goods equivalent to consumption and delivery over 2-3 weeks. True to the date of this report, the company holds inventories of 10 weeks of wood-free paper waste.

Over the last two years, in preparation for the initial operation of the new paper machine, the Company worked (via Amnir) to accumulate raw material inventories (paper waste) beyond its current needs as set forth above. As of the date of this report, Amnir has accumulated approximately 100,000 tons intended to be used by Machine 8. The company estimates that the use of these inventories will begin once the running-in process is completed and the new system for the production of packaging paper enters into operation at full capacity, which is expected to happen in mid-2010. For further details on said estimates, see section 9.1.6, above.

9.13.1.2.
Maintenance material inventory - The Company has an inventory of maintenance materials for use with means of production, based on expected consumption volume and the need to maintain continuous operation of the machines.

9.13.2.	Goods return or replacement policy

Goods in this operating sector are sold as final sale to customers, and are returned in case of faulty product or due to mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited. Based on past experience, the volume of returns is not material to total operation volume.

9.13.3.	Average credit duration

Below are data regarding average credit duration and amounts for suppliers and customers in 2009, 2008 and 2007:

	31.12.09		31.12.08		31.12.07
	Average credit volume NIS M	Average credit days	Average credit volume NIS M	Average credit days	Average credit volume NIS M	Average credit days
Accounts Receivable	103	98	111	88	139	96
Suppliers	72	105	68	92	79	83

The average days of inventory in this sector of operations in 2009, totals 22 days.

9.14.	Environmental protection in the paper and recycling operating sector

9.14.1.	The Company is taking steps to eliminate or reduce the potential environmental impact of the industrial manufacturing processes of its products, in cooperation with the authorities.

Hadera Paper is intensively involved in environmental issues and invests considerably in various environmental projects, with an emphasis on activity in the following areas: Noise reduction, water and wastewater treatment, savings in water consumption and the continued improvement of airborne emissions subsequent to the conversion of the company's energy systems to natural gas. Hadera Paper strives to achieve environmental excellence as a business leverage on a strategic level. To this end, in 2008, the company received the Green Globe award for its handling and treatment of wastewater, representing recognition on the part of the umbrella organization of all green associations for the company's environmental excellence.

Company activities with regard to environmental protection are focused in three major areas: Treatment of sewage and quality of treated waste water, air quality and noise reduction.

The business license for the main site at Hadera includes stipulations for sewage treatment, treated waste water quality, air quality as well as waste and chemical treatment. For further details see section 9.15.4, below.

The Company discharges treated waste water, purified at the Company facility, into the Hadera stream. The company operates according to  directives obtained from the Government Water and Sewage Authority (formerly: "Water Commission"), (hereinafter: "Water Authority"), during the course of discussions for obtaining the permit for the year 2010. The permit itself has yet to be received. This permit specifies, inter alia, conditions regarding quality of treated waste water discharged into the stream. The company owns and operates a sewage treatment facility covering some 21,000 m2 adjacent to its Hadera plant. In the course of 2009, the company began conducting trials to reintroduce softened wastewater from the innovative softening facility that the company established in 2008 at a cost of approximately NIS 5 million. In the course of the year, approximately 270,000 m³ of softened water were reintroduced, representing over 12% of the total wastewater discharged into the stream.

In 2009, the company successfully ran a pilot desalination project, that examined desalination technology consisting of membrane separation with ultra filtration as a pre-filtering stage. The successful pilot project constitutes an additional step toward the establishment of a future desalination plant at the Hadera site that will allow for the complete reintroduction of all the wastewater treated at the plants.

In the course of its operations, the Company uses hazardous materials, and therefore the Company has a HazMat Permit, valid through July 2010, from the Supervisor of Hazardous Materials at the Ministry of Environmental Protection. The HazMat Permit determines the types of hazardous materials that the Company may use, the quantities of hazardous materials that are allowed to be used, storage conditions by type of hazardous material, including internal segregation of fluids and powders - all based on the risk level thereof. In 2007, in conjunction with the transition of the energy systems to using natural gas, the HazMat Permit also covers the use of natural gas, in accordance with all permits and approvals required in this regard by the Ministry of Environmental Protection.

The Company also works with the Gas Authority and complies with all provisions stipulated. Upon conversion to using natural gas instead of fuel oil, the Company adapted the work environment to use of natural gas, including issued concerning use of hazardous materials and work procedures.

To the best of the Company’s knowledge, the plant operates subject to the requirements of the authorities, and in cases of deviation the company strives to correct them in line with action plans in coordination with the authorities.

As mentioned in section 9.11.1.3, above, the Company converted its energy generation system, previously based on fuel oil, to the use of natural gas in 2007; the objective of this conversion is to cut costs and to further improve the quality of gas emissions into the environment.

In addition to the reduction of air-borne pollutants, as part of the Company's awareness toward global warming and the importance of reducing green-house gas emissions into the air, the Company has also acted to reduce carbon emissions. The Company has promoted a process vis-à-vis the UN in conjunction with the Kyoto Treaty, whereby in countries which are signatories of said treaty, any company which has contributed to the reduction of green-house gas emissions while making a global contribution, may receive economic compensation for its efforts to prevent global warming, by using the green-house-gas reduction rights. These rights, when recognized by a UN-sanctioned mechanism, are negotiable on global markets between credited companies and other companies that need to show improvement due to exceeding the allowed volume of carbon emissions. Upon the transition to using natural gas, as set forth above, the Company has obtained confirmation by the UN of its rights due to reduction in carbon emissions resulting from said transition to natural gas. In this respect, the company recorded revenues in the amount of NIS 1.5 million in 2009, on account of the sale of carbon emission rights for 2008, pursuant to an agreement signed by the Company in February 2009 with Trading Emissions PLC (TEP), an investment company registered in the UK, specializing in carbon emissions trading. The agreement enables TEP to trade in the company's rights in carbon emissions from 2008 through to 2012.

Moreover, within the capacity of upgrading the site at Hadera, the company promoted a plan in 2009 of handling the reduction in noise generation, prepared in collaboration with the Hadera Municipal Council and City Hall, on the basis of professional consulting on the part of a company specializing in noise reduction.  Despite the economic crisis, the company invested a sum of approximately NIS 6 million in the implementation of this program in 2009. The program was actually implemented in accordance with predetermined milestones. The company is also examining the need for additional investments and improvements, if necessary.

The company anticipates that in 2010, total environmental investments, both the current ones that are expected to be incurred in the normal course of affairs of the company, and those related to the advanced treatment of wastewater filtration and the continuing program for handling noise reduction, will amount to NIS 5 million. According to Company estimates, these current expenses are not expected to materially decline in coming years.

For major legislation concerning environmental protection for this operating sector, see section 9.15, below.

In the years 2000-2009, the Company invested approximately $20.9 million in projects intended for compliance with environmental protection regulations, of which approximately $2 million in 2009, primarily including an investment of approximately $0.4 million in the conversion of the energy system to burn natural gas instead of fuel oil, as set forth in section 9.11.1.3, below, $1.5 million in noise reduction projects at the Hadera facility, as well as investments of $0.2 million in the softening and salvaging of treated waste water at the facility and increasing the reliability of the water and sewage treatment system.

In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

Information with regard to the Company's estimate concerning the impact of such an investigation on the Company and the anticipated expenditure for Company operations related to environmental protection constitutes forward-looking information as defined in the Securities Act, and constitutes merely forecasts and estimates by the Company, which are not certain to materialize and are based on information currently available to the Company as of the report date. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. Major factors which may impact this include dependence on external factors, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in sections 9.18 and 22, below.

9.15.	Restrictions on and Supervision of Corporate Operations in the Paper and Recycling Sector

9.15.1.	The Recycling Act

The Waste Collection and Disposal for Recycling Act, 1993 and Waste Collection for Recycling Regulations (Duty to Dispose of Waste for Recycling), 1998, require local authorities and businesses to recycle waste at increasing rates, and allow the Company to offer services and secure tenders that include recycling operations. The absence of supporting enforcement of the Recycling Act is limiting the Company's ability to expand the collection of paper waste.

9.15.2.	The Cleanliness Law

On January 16, 2007, the Knesset (Israeli parliament) passed the Cleanliness Law (9th Amendment), 2007 (hereinafter: "the Cleanliness Law"), which imposes a landfill levy on waste.

Starting in July 2007, pursuant to the Cleanliness Law, a landfill levy is charged to waste, ranging from NIS 10 per ton in 2007 up to NIS 50 per ton in 2011 and thereafter. The remains of waste sorting (that is, waste that was sorted at a transfer station for treatment and sorting  waste for recycling) will be charged a reduced landfilling levy of NIS 0.80 per ton in 2007, rising gradually to NIS 4 per ton from 2011 and thereafter. The company estimates that the enforcement of the said landfill levy may cause various entities to prefer transferring their waste for recycling over landfilling, in order to avoid the said landfilling levy. This may result in growth in the volume of waste collected for recycling, thereby lowering the collection costs.

The  information regarding the growth in the collection of paper waste and lowering of waste collection costs is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. Company forecasts and estimates may not materialize, in whole or in part. Moreover, the actual results may differ from the current estimates and forecasts due to various factors, including regulatory developments and changes in the sector of operations and/or the realization of any the risk factors outlined in Sections 9.18 and 22, below.

9.15.3.	Work Hours Act

The Company is subject to provisions of protective labor legislation, including the Work and Rest Hours Act, -1951 (hereinafter in this section: "the Work Hours Act"). The Work Hours Act regulates, inter alia, the number of  permitted working hours and the weekly rest to which all employees in Israel are entitled. According to the Act, the weekly rest period for employees is 36 contiguous hours; for Jewish employees the weekly rest would include Saturday, and for non-Jewish employees it would include a day of their choice, either Friday, Saturday or Sunday. The Work Hours Act prohibits work of an employee during the weekly rest period unless permitted by the Minister of Industry, Trade and Labor; the Minister may permit such work during the weekly rest period, in whole or in part, if convinced that work stoppage may impact national security, security of body or property, or may significantly harm the economy, the work process or satisfaction of vital public needs. Furthermore, the Weekly Rest Hours regulations (Shift Work) (No. 2) (1952) stipulate that the weekly rest period for shift workers may be: (1) In factories working three shifts - less than 36 contiguous hours, but no less than 25 contiguous hours; (2) in factories working two shifts - once every fortnight - less than 36 contiguous hours, but no less than 25 contiguous hours.

In February 2009, an amendment to the Work Hours and Wage Protection Act of 1958 was passed (hereinafter in this section: "Wage Protection Act"), known as "Amendment 24", pursuant to which the employer will be obligated to maintain a ledger listing the wages to which the employees are entitled and details regarding the wages they were paid, and to make available to the employees, no later than nine days subsequent to the payment date of the labor wages, a salary slip including data from the wages ledger. The company acted accordingly and has implemented the directives of Amendment 24 in the salary slips.

The Administrative and Legal Arrangements Ordinance (1948) stipulates that provisions concerning the weekly rest period in the Work Hours Act shall apply to Jewish holidays for Jews, and for non-Jews - to their choice of Jewish holidays or holidays of their denomination. On these rest days, the owner of a workshop shall not work at his workshop; the owner of an industrial factory shall not work at his factory; and the owner of a shop shall not conduct business in his shop.

As of the report date, the Company is in full compliance with all provisions of the Work Hours Act and regulations based there upon, and has obtained the permits required for its operations.

9.15.4.	Business Licenses

Hadera Paper's business license, dated November 14, 2001, is contingent, inter alia, on existence of systems for the collection and transportation of waste water and ground water, transfer of all industrial waste water to a waste water pre-treatment facility, installation and operation of backup pumps, maintenance of bio-mass inventory and maintenance of a malfunction log. The license is also contingent on filing reports with the Ministry of Environmental Protection. To the best of the Company's knowledge, it is in compliance with all terms and conditions of said license. For further details see Section 9.14.1, above.

9.15.5.	Natural Gas Sector Law

Pursuant to provisions of the Natural Gas Sector Law (2002) (hereinafter: "the Gas Law"), the Natural Gas Authority was established in the Ministry of National Infrastructure, with the objective to supervise license terms and tariffs associated with the natural gas transportation, delivery and storage system. The Gas Law also stipulates certain preferences for buying "Made in Israel". Furthermore, in 2003 a Government Corporation - "Israel Natural Gas Routes Ltd." - (hereinafter: "Gas Routes") was established and charged with creation of natural gas transportation infrastructure in Israel. The Company is one of the first industrial facilities in Israel to connect to the natural gas system, and to convert to the use of natural gas. The Company is connected to the maritime route of the natural gas transportation system. For details of the Company's agreement with Gas Routes, see section 9.16.2, below.

9.15.6.	Antitrust

In February 1989, Hadera Paper was declared a monopoly in the production and marketing of paper in rolls and sheets - by the Israel Antitrust Authority, by virtue of its authority pursuant to the Antitrust Act. In July 1998 this declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. As regards the petition that has been submitted lately by the company, to rescind this declaration, see Section 9.1.2, above. Other than directives related to the Anti-Trust Law, the company received no special instructions from the Anti-Trust Commissioner, regarding its declaration as a monopoly.

The Antitrust Act stipulates, inter alia, that a monopoly holder shall not abuse his market position in such manner as might restrict business competition or impact the public, including by means of setting unfair prices; decrease or increase of scope of assets or services offered other than via fair competition; setting different contract terms for similar transactions which may give an unfair advantage to certain customers or suppliers over their competitors; setting terms for contracting with regard to the monopoly asset or service, which by their nature or pursuant to common trading terms do not apply to the subject of the contract.

Furthermore, the Antitrust Act stipulates that should the Antitrust Supervisor deem that, due to existence of a monopoly or to behavior of the monopoly holder, business competition or the public are impacted - the Supervisor may issue instructions to the monopoly holder with regard to steps the latter must take to avoid such impact. Statutory means set forth in the Antitrust Act confer on the Supervisor, inter alia, the right to appeal to the court for an order to divide the monopoly into two or more business corporations.

True to the report date, the declaration of the Company to be a monopoly had no material impact on its operations, profitability or financial standing. The Company is unable to estimate the future impact of said declaration, including such case where the Company may be issued special instructions by the Supervisor with regard to its operations declared to be a monopoly, on Company operations, profitability or financial standing.

9.15.7.	Work Safety

The Company is subject to legislation concerning work safety and health. The Work Safety Ordinance (New Version), 1970 and regulations based thereupon, regulate issues of employee health, safety and welfare. Furthermore, the Labor Supervision Organization Act, 1954 and regulations based there upon regulate issues of supervision of work safety, safety committees, appointment of safety supervisors, safety programs, providing information regarding risk and employee training.

The Company places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by full and current reporting, investigating cases of near-accidents, drawing conclusions therefrom, while implementing the necessary procedural and physical changes, in order to prevent the accidents themselves from happening, to the extent possible). As of the report date, the Company is compliant with all safety regulations set forth in this section.

In January 2007, a Company employee died as a result of burns suffered as a result of the random explosion of a steam tank. In March 2008, a consultant to the Company died as a result of impact during a collision with a forklift. The Company carries insurance which, so the Company believes, covers events of this type. The Company will continue to intensively implement its proactive safety policy and measures to avoid any such accidents.

9.15.8.	Quality Control and Regulation

The company operates its major production facility at Hadera subject to the following standards: ISO 9901/2000 – Quality Management;ISO 14001 – Environmental Protection and Israeli Standard 18001 - Safety.

Paper and board waste collected and processed by Amnir is produced subject to international standards and to the paper waste standard, which is updated every few years. In addition, Amnir is recognized as an authorized service provider to the Ministry of Defense.

Furthermore, Company operations at its facility are subject to provisions of product-related standards, municipal laws (primarily business license) and globally accepted standards.

9.15.9.	SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on the NYSE, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

9.16.	Material agreements in the paper and recycling operating sector

9.16.1.
Agreement with Yam Tethys Group - On July 29, 2005, a natural gas purchase agreement was signed by the Company and partners of the Yam Tethys Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.) The gas to be purchased, pursuant to this agreement, is intended to fulfill the Company’s requirements in the coming years, for the operation of its energy generation plants using cogeneration at the Hadera plant, that was converted for the use of natural gas, instead of the current use of fuel oil (as set forth in section 9.11.1.13, above). Upon completion of the transportation pipeline and required facilities on Company premises for the transition to use of natural gas, gas delivery started in August 2007 as per the agreement (hereinafter: "gas flow start date"). Gas delivery is scheduled to end upon the earlier of: (1) 5 years from gas flow start date, as set forth in the agreement; (2) completion of gas purchase amounting to 0.43 BCM; but no later than July 1, 2011. Based on Company estimates of natural gas consumption during the contract period, the total estimated monetary value of this transaction is $35 million over the entire aforementioned period. True to the date of the report, the suppliers of natural gas in Israel include Yam Tethys, EMG and one additional potential supplier. The company is dependent upon Yam Tethys for the provision of natural gas, since the replacement of the supplier could potentially incur material costs.

The company is conducting discussions with EMG and with the potential additional supplier, regarding the purchase of natural gas, for its continuing operations, subsequent to the termination of the agreement with Yam Tethys, as well as for the power station whose establishment is being analyzed by the company. For details regarding the power generation station, see Section 20, below.

9.16.2.	Agreement with Israel Natural Gas Routes Ltd.

For the purpose of transporting natural gas to its facility in Hadera, the Company entered into an agreement with Gas Routes on July 11, 2007, for a 6-year term, with optional extension for a further 2-year term. The transportation agreement is worded as approved by the Natural Gas Authority for transportation consumers, and is published on the website of the Ministry of National Infrastructure, with commercial terms agreed individually by the parties. The proceeds, pursuant to the agreement, include payment of a non-recurring connection fee upon connection, based on actual cost of connection to the Company's facility, as well as monthly payments based on two components: (a) A fixed amount for the gas volume ordered by the Company; (b) based on the actual gas volume delivered to the facility. True to the date of this report, the company is dependent upon Gas Routes. In the agreement, the Company undertook to make a fixed annual payment even if it makes no actual use of the transport, amounting to NIS 2 million per year. The agreement addresses the indemnification of Natural Gas Routes as part of the payment of compensation due to harm to adjacent land. Compensation lawsuit is currently being deliberated against Natural Gas Routes by owners of land in proximity to the gas production plant, regarding impairment. The proceeding is conducted before the appeals committee and the Company is not a party to the proceedings. On February 25, 2010, the company received the decision of the committee to set the level of compensation at NIS 2,670 thousands. The company is considering the decision, the possibilities of appealing the  decision and    the rate of compensation that will apply to it. For further details see section 9.18.2.2, below.

9.16.3.
Agreements for purchase of major equipment for "Machine 8" - In conjunction with the set-up of a new packaging paper production system known as "Machine 8", as set forth in section 9.1.4.3 above, the Company has entered into agreements for the purchase of major equipment for the aforementioned production system and for building construction. The said equipment was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment for the manufacturing array being ordered from the Italian company Voith, while additional complementary items were ordered from the Finnish company METSO and the Italian company SEEI.

True to the date of this report, most of the equipment has been supplied, while the remaining equipment is scheduled to be supplied by the end of March 2010. Most of the machine installation process was completed on January 15, 2010 and the running-in process has begun.

9.17.	Anticipated development over the next year for the operating sector

As set forth in section 9.1.4.3, above, the Company Board of Directors has approved installation of a new packaging paper production system, known as "Machine 8", which would allow the Company to meet the demand on the local market, at a more competitive cost to the Company and with higher paper quality compared to competing imports. True to the date of this report, Machine 8 is in its running-in stages and is expected to be operational by the middle of 2010. See Sections 9.1.4.3 and 9.1.6, above. The operation of the new paper packaging machine requires doubling, over the coming years, of collection volume of paper waste to serve as raw material for packaging paper production. Amnir is working to increase the volume of waste collection in anticipation of the ongoing operation of the new packaging paper machine, inter alia, by intensifying collection activity from existing customers and the development of new collection sources, adaptation of its organizational structure, construction of an alternative site for Amnir's Bnei Brak facility and inventory accumulation. For further information about the new machine and estimated increase in raw materials, see sections 9.1.4.3 and 9.1.6 above. For details of the Logistics Center as an alternate site for the Bnei Brak plant, see section 18.3, below.

In the course of the last year, the sector has started to quickly develop paper types, based on 100% recycled fibers, whose high quality will render it possible to replace packaging paper based on pulp, in the corrugated board industry in Israel and overseas. The development process is currently in advanced stages and is intended to significantly expand the volume of the potential market for packaging paper. The gradual launch of products is planned for 2010. For additional details, refer to Section 9.4, above.

Moreover, the Amnir plant at Bnei Brak is scheduled to relocate to the new Logistics Center in Modiin at the end of 2010. For details regarding the Logistic Center, see section 18.3, below.

Moreover, the significant increase in the output capacity of recycled packaging paper, upon the operation of the new manufacturing system, will allow for an expansion of the Division's operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers, as mentioned above, will enable the division to expand the sale of such products for the first time, as a substitute for pulp-based packaging paper in international markets. The new products create an improved profit potential and are planned to be sold at a significant price supplement per ton of exported paper, as compared with the selling prices of basic paper types. The company worked in 2009 to develop export markets that would absorb surplus manufacturing that cannot be absorbed by the local market and has started marketing to several agents dealing in various types of packaging paper, in Europe and elsewhere. With the operation of Machine 8 these very days, this activity is expected to bring about the anticipated gradual growth in export sales, while diversifying the product and market portfolio of the sector.

The information concerning the pace of operation of the new machine , the new developments, the increase in expected production capacity of the Company, the development of export markets and the preparations for increasing the raw material, all constitute forward-looking information as defined in the Securities Act and merely consist of forecasts and estimates by the Company which are not certain to materialize and are based on information available to the Company as of the report date. The aforementioned Company forecasts and estimates may not materialize, in whole or in part, or may differ from current forecasts and estimates, due to multiple factors, including business opportunities available to the Company, changes in demand in markets in which the Company operates, global supply and cost of paper products, factors related to the completion of development and/or the materialization of any of the risk factors set forth in sections 9.18 and 22, below.

9.18.	Risk factors in the paper and recycling operating sector

For details of macro-economic risk factors, see section 22, below.

9.18.1.	Sector-Specific Risk Factors

9.18.1.1.	Subordination to Regulation

Operations in the paper and recycling sector are subject to regulation of various issues (for further information see section 9.15, above). Changes in regulation may impact companies operating in this operating sector, e.g. stricter environmental protection regulations and government decisions concerning the raising of minimum wages. Furthermore, non-enforcement of regulation concerning waste collection, in accordance with the Cleanliness Law and the Recycling Act, may impact the Company's capacity to increase paper waste collection.

9.18.1.2.	Competition

This operating sector is competitive, with competition against imported paper (see Section 9.8, above). There is also competition in raw material collection. There are many collectors operating in Israel, of which two have significant market share, to the best of the Company's knowledge.

9.18.1.3.	Raw materials

The anticipated increase in the capacity of the paper machines of the company, based on paper waste for recycled fiber, require an increase in the paper collection volumes to be used as raw material for production in the paper production sector, and locating more extensive collection sources. Consequently, upon start of operation of Machine 8, the Company would require twice as much paper waste. A failure to locate a sufficient quantity of paper waste for manufacturing will impair the company's ability to realize its output capacity potential in packaging paper.

Absence of enforcement of the Recycling Act, which mandates waste recycling, would make it more difficult to obtain alternative sources for raw materials at a competitive cost. Nevertheless, approval of the Cleanliness Law in January 2007, which imposes a landfill levy on waste, may bring about, when effectively enforced, some improvement in the paper waste collection capacity, according to Company estimate. For additional details, see section 9.15.2, above.

Furthermore, an increase in the prices of oinputs, such as energy, electricity, transportation and starch - may impact Company profitability.

9.18.1.4.	Environmental Protection

Requirements of the Ministry of Environmental Protection with regard to this sector and its facilities require the Company to allocate significant financial resources to this issue. These requirements may expand and proliferate due to increasing awareness toward environmental protection and developing regulation in this area, which may force the Company to allocate further financial resources associated with this operating sector.

Furthermore, since the Company is involved with use of hazardous and toxic materials, it is exposed to damage which may be caused by such materials, including health impact, environmental impact, damage due to ignition of flammable materials, etc. Hence the Company is exposed to claims which may negatively impact the business results of the operating sector as well as Company reputation.

9.18.1.5.	Customers

Due to the limited number of customers in Israel for finished goods in packaging paper, there is a dependence on customers in Israel. However, due to the advantages of being a local producer, this risk is estimated to be mediocre. Regarding export customers, sales are conducted through foreign sales agents. Since these agents are not the final customer, they may be replaced within relatively short periods of time and the dependence on them is therefore low.

9.18.1.6.	Closing of the ports

The company imports raw materials and spare parts to serve in the manufacture of its products through the various ports in Israel. The closing down of ports in Israel may impair the importing of raw materials and spare parts and may directly impact the company's operations. However, since the Company maintains an inventory of raw materials, only a prolonged closing of the ports will have a medium impact on its activity.

9.18.2.	Special Factors

9.18.2.1.	Dependence on gas supplier

As stated in Section 9.11, above, in its paper and recycling operations, the company is dependent upon the natural gas supplier, Yam Tethys, that to the best knowledge of the company, true to the date of this report, is one of only two natural gas suppliers in Israel, the other one being EMG. Termination of the contract with said supplier would require the Company to contract with EMG or to convert to the use of fuel oil, which is significantly more expensive than natural gas as of the report date. Replacement of a supplier may involve material costs. For information regarding the contract with Yam Tethys, see section 9.16.1, above.

9.18.2.2.	Dependence on gas transporter

For delivery of gas to the Company's Hadera facility, it is dependent on Gas Routes, which transports natural gas to the Hadera site via the maritime pipeline to Hadera and a land pipeline to the Hadera facility. Termination of the contract with the gas transporter may materially impact the operating sector. For information regarding the contract with Gas Routes, see section 9.16.2, above.

9.18.2.3.	Monopoly

The Company has been declared a monopoly in the packaging paper sector in rolls and sheets, as defined in the Antitrust Act (for information on declaration of the Company to be a monopoly and the requirement submitted lately by the company to rescind the declaration , see Sections 9.1.2 and 9.15.6, above), and is subject to laws applicable to a monopoly in Israel. Statutory means set forth in the Antitrust Act confer on the Supervisor, inter alia, the right to intervene on matters which may impact the public, including setting business restrictions on the corporation, including price supervision. Such restrictions, should they be enforced, may negatively impact results of the operating sector.

9.18.2.4.	Centralization of Company operations in the operating sector

The production operations of this operating sector are concentrated in a limited number of sites. Impact to one or more of the production and/or distribution sites may materially impact the financial results of this operating sector.

9.18.3.	Degree of impact of risk factors

Following below is a list of the risk factors and their degree of impact on the sector of operations: For details of macro-economic risk factors, see section 22, below.

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence
Sector-related factors	• Prices of raw materials • Competition	• Closing of the ports • Customers	• Regulation • Raw Materials • Environmental protection
Special Factors	• Dependence on gas supplier • Dependence on gas transporter		• Monopoly • Centralization of Company operations

10.	Office Supplies Marketing sector

10.1.	General information on office supplies marketing sector of operations

The office supplies marketing sector focuses on the marketing of office supplies, disposable paper products, office technology, office furnishings, complimentary equipment (dry food, cleaning products), art products and more. At the company, the office supplies marketing sector is conducted by the subsidiaries Graffiti and Attar.  Graffiti and its competitors in the sector market office supplies to business customers, institutional customers, chains and stores, using sales methods that includes sales agents, telephone sale and service centers, a B2B e-commerce website, with the market being characterized by numerous local and international brands. The office supplies marketing Israel is relatively stable, yet is affected by the prices of paper, plastic and steel, as well as levels of economic activity in the economy, which have an impact on this market by way of changing the consumption patterns during a recession.  Most of the products marketed in Israel in the sector are imported products that include pens and stationery, office supplies, shredders, binding machines, disposable paper products etc., in addition to products acquired from local manufacturers and suppliers, such as office furniture, printers, fax machines, computers and peripherals, cameras, food products, toiletries etc.

Graffiti is a subsidiary company wholly-owned by the company. Graffiti has been one of the leading companies in Israel in the area of comprehensive solutions in the office supplies sector for over fifteen years, through direct supply to institutions and businesses.

Graffiti offers its customers around the country some 12,000 different items supported by a logistics system including: Three storage and distribution facilities (located in Rosh Haayin, Tiberias and Be'er Sheva); a distribution fleet of distribution vehicles as well as customer service and sales offices located in Be’er Sheva, Jerusalem, Tiberias and Rosh Haayin.

Moreover, Graffiti provides outsourcing services by delivering a wide range of office supply products, often in conjunction with managing the customer’s applicable purchasing budget, thereby assisting large organizations in reducing costs and increasing efficiency. Graffiti has a B2B (Business-to-Business) website for online ordering, allowing Graffiti customers to enter their orders and to control and manage their purchasing budgets. This tool allows Graffiti to serve a wider variety of customers with no significant increase in marketing costs.

Graffiti does not itself manufacture office supplies, it purchases supplies from a large number of suppliers (Hewlett Packard Ltd., Brother – Reshef Engineering Solutions Ltd., Xerox Israel Ltd., Mondi, Hogla-Kimberly, Strauss-Elite Ltd., Afik Printing Products Ltd., Canon-Karat Israel Ltd. and more), and markets these to its customers. Through Attar - a wholly-owned subsidiary - Graffiti also serves as the exclusive distributor for international brand name products in the office supplies sector, such as Artline (Sachihata Inc.) (hereinafter: "Artline), Mitsubishi (uni-Mitsubishi Pencil Co.) (Hereinafter: "Mitsubishi), Max (Max Co. Ltd.) (hereinafter: "Max), Schneider (Schneider Schreibgerate GmbH) (hereinafter: "Schneider) and Fellowes (Fellowes Distribution Services B.V.) (hereinafter: "Fellows").

The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc.

The critical success factors in this area of activity are a high level of service supported by complex logistics and reduction of costs by improving purchasing sources and a transition to purchasing from the Far East.

Graffiti has many competitors in the marketing of office supplies sector. For details on competition in this sector of operations, see section 10.7, below.

On August 4, 2008, a transaction was concluded between Graffiti and Yavne Pitango 2000 (1994) Ltd. (hereinafter: "Yavne Pitango"), which is also engaged in marketing office supplies to businesses and institutions in the North of Israel, to acquire all business and operations of Yavne Pitango in the field of office supplies, including its customer base and website. In conjunction with this transaction, the office supplies inventories and other equipment were also acquired. The annual sales by Yavne Pitango immediately prior to closing of this transaction amounted to NIS 20 million.

10.2.	Products and Services in office supplies marketing sector of operations

Graffiti’s products include office supplies and office automation products, as well as office equipment, toner and inkjet cartridges, software, peripheral equipment, computers, training and visual aids, filing systems, paper products, office furniture as well as other office supplies such as food and cleaning products. Graffiti’s subsidiary, Attar, deals in the sale and distribution of brands in the office supplies sector.

The demand for products marketed in this sector of operations is relatively rigid, since it consists mostly of basic consumer goods. Despite the aforesaid, during times of recession it is evident that consumption habits tend to change, due to the desire to save and cut-backs across organizations, that also include their office supplies. The mix of products is rather similar across different organizations that constitute the customers in this area. The office supplies market is a traditional market where no significant changes tend to take place. Most of the changes in terms of products concern office technology (printers, fax machines etc.), yet these are not changes that are material to the operations in the sector.

Graffiti advertises its products using a price catalog and promotional brochures sent to customers.

All products marketed by Graffiti have competing products sold by many suppliers and distributors.

10.3.	In this operating segment, there is no one product for which Company revenues account for over 10% of total revenues. For details of the revenues of this operating segment, see section 7.1, above.

10.4.	Customers in the of office supplies marketing sector

Graffiti sells its products to thousands of diverse customers in the business and institutional sectors, in Israel only. There are large local and national organizations among Graffiti’s customers (such as government ministries, banks, health funds and the like), with thousands of employees, as well as small organizations with only a small number of employees.

During 2009, 2008 and 2007, approximately 32%, 25% and 21% of Graffiti’s sales - respectively -  came from securing a variety of tenders, awarding Graffiti supply contracts for periods of one to four years. Engagements made through tenders are by nature for a limited time, according to the terms of the tender, and upon termination of the agreement period, such engagements end.

During 2009, 2008 and 2007 there was no single customer that accounted for 10% or more of the company’s total revenues during those periods. Furthermore, as of the date of this report, Graffiti is not dependent upon any single customer.

10.5.	Marketing and distribution in the office supplies marketing sector of operations

Graffiti’s orders for products in this sector of operations come from a number of sources (field sales personnel, telephone sales center, e-mail, fax and an e-commerce website). All orders are routed to the order processing system, that generates picking tasks for the coming days. Once the orders have been picked, they are organized by delivery destination, and ordered products are delivered the following morning.

Graffiti launched a sales campaign in 2008 that included publication of advertisements in daily newspapers. This campaign continued in 2009 as well.

Graffiti’s distribution system is based on a fleet of trucks owned by the company, backed up by external distribution contractors in cases of peak demand.  Graffiti is not dependent upon any of its external contractors.

On the matter of Attar’s being an exclusive agent for a number of suppliers in Israel, see section 10.1, below.

10.6.	Orders backlog in the of office supplies marketing sector

There is no order backlog in this sector of operations. Orders are handled within a short time, usually by the day following the order.

10.7.	Competition in the office supplies marketing sector

10.7.1.	Competitive conditions in the sector of operations

There are three dominant players in the sector of office supplies by direct supply to institutions and businesses: Graffiti, Office Depot (Israel) Ltd. and Kravitz (1974) Ltd., who mainly dominate market share of customers with contracs  by tenders,  and strategic customers  (such as banks and local authorities). In addition to these players, there are also a large number of competitors in the business customer market holding small market sectors, mainly active in smaller geographic areas

Graffiti cannot estimate its share of the market, as Graffiti markets a very large variety of products in the area of office supplies, with the aim of providing comprehensive solutions for supply of the various products in the office supplies sector. It is consequently difficult to define the size of the relevant market, and Graffiti's share therein. For the purpose of approval by the Antitrust Supervisor of the acquisition of Yavne Pitango operations (as set forth in section 10.4 above), Graffiti's market share was estimated at 10%.

In January 2010, Graffiti received notice from the Ministry of Employment, Commerce and Industry regarding the launching of an investigation following the complaint filed by DC Paper and Plastic Industries Ltd., to the Supervisor of Anti-Dumping Charges at the Ministry of Employment Commerce and Industry, regarding the import of paper cups from China to Israel at dumping prices, allegedly conducted by Graffiti and others.  At the preliminary stage of the investigation, it is impossible to assess its results, nor whether a dumping heavy will be imposed and at what rate. Graffiti estimates that if a dumping levy is imposed at the requested rate, the impact on the company will be marginal.

10.7.2.	Names of significant competitors in the sector of operations

The names of Graffiti’s major competitors in this sector of operations are to the company's best knowledge: Kravitz (1974) Ltd., Office Depot (Israel) Ltd., Ofek Hadash Ltd., Pythagoras (1986) Ltd.,  Arta Supplies for Art Graphics and Office Ltd., Lautman Rimon Ltd., and Pan Office Supply Manufacture and Import Ltd.

10.7.3.	Methods for dealing with competition

Graffiti handles its competition by meeting elevated standards of quality and service. Moreover, their size and the range of Garffiti's  products  provide it with an advantage against competition.

Graffiti has an advanced sales and service center, providing fast turnaround times for its customers. Graffiti has a computer-managed supply warehouse, and a large portion of it is managed automatically.

10.8.	Seasonality

Graffiti’s sales during the second half of the calendar year are usually higher than the first half of that same year, in light of the start of the school year and the realization of annual purchase budgets for institutions and businesses. In the second half of 2009, Graffiti's sales were 18% higher than in the first half of the year; sales in the second half of 2008 were 15% higher than in the first half of 2008; and sales in the second half of 2007 were 10% higher than in the first half of that same year.

10.9.	Fixed assets, real estate and facilities in the office supplies marketing sector

Graffiti leases buildings at four different sites.

The first site is located at Park Afek in Rosh Ha'Ayin, with an area of 5,350 square meters, which serves as the primary logistic center and as the company's headquarters. Some 120 square meters out of this area are sub-let through October 2010. The lease period for this site at Park Afek is four years (until 2011), and under the terms of the lease, Graffiti has the right to bring about the termination of the lease at the end of 2009, and at any time thereafter. Graffiti has an option to extend the lease period for an additional two years, until 2011. The Graffiti site at Rosh Ha'Ayin is scheduled to relocate to the new Logistics Center in Modiin at the end of 2010. For details regarding the Logistic Center, see section 18.3, below.

Another site is located on Kanfey Nesharim Street in Jerusalem, with an area of 600 square meters. 150 meters of this area are sublet to a local tenant. The remainder of the site serves as a store and warehouse. The lease term for this site is through October 2014.

The third site is located in Be’er Sheva and serves as a warehouse and sales center. The area of the site totals approx. 1,140 m2. The lease period at this site is until December 2011.

The fourth site is located in Tiberias, serving as a warehouse and sales center. The area of the site totals approx. 2,200 m2. The lease term for this site is through October 2010. Graffiti has an option to extend the lease period for an additional two years.

Furthermore, Graffiti has a distribution system consisting of 32 distribution vehicles, as well as sales and service locations in the cities of Be'er Sheva, Jerusalem, Tiberias and Rosh Ha'Ayin. Regarding the consideration of the Logistics Center as an alternate site to the graffiti distribution sites, see section 18.3, below.

10.10.	Suppliers in the of office supplies marketing sector

Graffiti markets products purchased from a large number of suppliers, detailed in section 10.1, above, and has served through its subsidiary company since its establishment as exclusive agent for a number of companies, Attar, as explained in section 10.1, above.

Graffiti has contracts with major suppliers, covering issues such as: The level of service, returns, repairs and the like. Agreements, as mentioned, are usually annual framework agreements, and the quantity of the product actually ordered is determined according to demands during that year. Regarding other suppliers, the purchase price is determined from time to time in negotiations between the parties, and most of the categories of products have at least two suppliers, allowing for an improvement of purchasing capability.

Graffiti is not dependent upon any single supplier of those mentioned above.

Mondi, one of the company’s associated companies, is Graffiti’s main supplier of fine paper in the marketing of office supplies sector. Graffiti engages with Mondi under an annual framework agreement which sets out the commercial principles, among other things, with regard to cost and linkage mechanism, with the quantity being determined according to demands over the course of the year. Graffiti’s rate of purchase of fine paper from Mondi during 2009, 2008 and 2007 was 22.3%, 15.7% and 23.4% of total office supply purchases, respectively.

10.11.	Working Capital

10.11.1.	Inventory and finished product holding policy

The levels of inventories of finished products in the area of office supplies are operational levels that are adapted to the period of supply and the need to maintain variety. On average, inventory levels are equal to about two months’ worth of expected delivery.

10.11.2.	Policy concerning product return, replacement and warranty

Goods in this operating sector are sold as final sale to customers, and are returned in case of faulty product or due to a mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited. The volume of returns is insignificant in relation to the total volume of operations.

Graffiti provides warranty on the products it markets and sells according to the warranties provided by the manufacturers of such product (if any).

10.11.3.	Average credit duration

Data with regard to the period and the average volume of credit from suppliers and customers during reporting periods over the years 2009, 2008 and 2007 are provided below:

	31.12.09		31.12.08		31.12.07
	Average volume of credit in NIS M	Average credit days	Average credit volume in NIS M	Average credit days	Average credit volume in NIS M	Average credit days
Accounts Receivable	48.3	99.7	42.8	97	39.5	101
Suppliers	38.3	115	40.6	118	27.8	117

The average days of inventory in this sector in 2009 is 70 days.

10.12.	Restrictions on and Supervision of Corporate Operations in the Office Supplies Marketing Sector

10.12.1.	Work Hours Act

The sector of operation is subject to provisions of protective labor legislation, including the Work and Rest Hours Act, 1951. For details see section 9.15, above.

10.12.2.	Business licenses - Graffiti holds a perpetual business license, for storage and marketing of office equipment and paper.

10.12.3.	Quality Control and Regulation

Graffiti is committed to the highest standards and conforms with Israeli standards and with ISO 9001:2000 standards for distribution of office supplies to businesses and organizations. Graffiti is an authorized supplier to the Ministry of Defense. Moreover, some of the products marketed by this segment of operations possesses standards issued by the Israeli Institute of Standards. Beyond the above, there are no special restrictions on this sector of operations.

10.13.	Forecast for developments in the sector of operations for the coming year

The company is studying the expansion of this sector of operations through purchase or ventures with small suppliers of office supplies. The company is also studying and focusing on creating strategic ventures in order to improve Graffiti’s operations base through purchase, sales methods and computerized support for Graffiti’s information systems.

Furthermore, the Graffiti site in Rosh Ha'Ayin is planned to relocate to the new Logistic Center in Modiin at the end of 2010. Investments will be necessary for the relevant storage and distribution equipment. For details regarding the Logistic Center, see section 18.3, below.

Said information is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that could impact this are business opportunities the company may have, dependence on external factors, changes in demand and supply, developments and changes in regulation and/or realization of any of the risk factors outlined in sections 10.14 and 22, below.

10.14.	Risk factors in the operations of of office supplies marketing sector

For details regarding macro-economic risk factors, see section 22, below.

10.14.1.	Sector-Specific Risk Factors

10.14.1.1.	Tenders

As described above, operations in this sector are through the winning of large tenders for defined and limited time periods. There is no certainty that in the future, the company and/or subsidiaries will continue to secure tenders successfully. Consequently, the sales volumes may decrease significantly, which would affect profitability in the sector of operations.

10.14.1.2.	Accounts Receivable Risks

Most sales in this sector of operations are performed in Israel, and some of the sales are performed without full collateral. The company routinely studies the quality of its customers so that it may determine if provisions must be made  for doubtful debts, and the amount thereof. The company estimates that the financial statements reflect appropriate provisions for doubtful debts.

10.14.1.3.	Competition

The sector operates in a competitive market with a considerable degree of competition, in this matter see section 10.7, above. The entry of new competitors and/or expansion of existing competitors’ operations could detrimentally impact the company’s scope of operations in this sector, as well as the financial outcome of the sector of operations.

10.14.2.	Special Factors

Exclusivity

As stated in section 10.1, above, Graffiti (via Attar) is the exclusive distributor of a number of international brand name products in Israel, in the area of office equipment. Should such aforesaid exclusivity be terminated in a comprehensive manner, this could impact this sector of operations. At the same time, in light of the fact that Graffiti is an exclusive agent of a large number of suppliers, it is Graffiti’s estimate that the aforesaid termination of exclusivity will not be substantial in terms of its impact.

10.14.3.	The extent of impact of risk factors

The company’s estimates regarding the types and measure of the influence of the aforesaid risk factors on the sector of operations appears below. For details regarding macro-economic risk factors, see section 22, below.

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence
Sector-related factors	• Competition	• Accounts Receivable Risks • Tenders
Special Factors			• Exclusivity

11.	Packaging products and cardboard sector

11.1.	General information regarding the packaging products and cardboard operating sector

11.1.1.	The packaging products and cardboard operating sector and changes therein

The packaging products and cardboard operating sector focuses primarily on the manufacture and sale of cardboard packaging, that serve primarily for customers in industry and agriculture, while also focusing on the manufacture and sale of cardboard shelf packaging for consumer goods, that serve primarily for industry, agriculture, pharmaceuticals, food and cosmetics. The cardboard packaging production and sales operations are carried out via the subsidiaries Carmel and Frenkel-CD, that have been consolidated, as set forth above, within the Company's financial statements starting on September 1, 2008.

The Cardboard industry serves the following sectors: Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging products and cardboard is the level of economic activity in the market and the export volumes of its customers.

Carmel is engaged in the design, manufacture and marketing of cardboard packaging products. Carmel also possesses unique capabilities in the area of digital printing.

Tri-Wall Containers (Israel) Ltd. (hereinafter: "Tri-Wall") – a wholly-owned subsidiary of Carmel, that was acquired in 1988 from Koor Foods Ltd. Tri-Wall is engaged in the design, manufacture and marketing of special triple-wall corrugated shipping containers (manufactured by Carmel), with the combination of additional materials, which are designed for the packaging and transportation of products primarily to the high-tech market, bulk shipments, etc. In addition, Tri-Wall manufactures wooden shipping pallets for the local market and for export.

Starting on September 1, 2008, Frenkel-CD is a subsidiary held directly and indirectly by the company.

Frenkel-CD is one of the leading companies in the design, manufacture and marketing of packages for consumer goods and engages in shelf packaging made of compressed cardboard. Frenkel-CD offers its numerous customers from industry, agriculture, food and beverage industries, cosmetics, pharmaceuticals and high-technology industries, unique packaging solutions that are tailored to their needs.

11.1.2.	Changes in the volume of operations in the packaging products and cardboard operating sector

The global paper industry is historically a cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its extra production at relatively low prices at “cost plus” (i.e. covering the variable cost plus a certain contribution toward fixed costs).

The company estimates, the total market for packaging products and cardboard in Israel, that grew by 3% in 2007, decreased by 3% in 2008 as a result of the cold spell in agriculture at the beginning of that year, coupled with a deep recession that originated as a result of the global financial crisis, that began in the second half of 2008 and remained at its low levels in 2009 as a result of the deep recession due to the global financial crisis.

In the course of 2009, the Tri-Wall operations in packaging manufactured for the high-tech industry, suffered as a result of the sharp drop in the high-tech sector due to global economic crisis. This decrease did not have a material impact on the overall sector of operations.

11.1.3.	Developments in the packaging products and cardboard sector and changes to its customer profile

Following the rising prices in 2007 and decrease in paper prices in 2008, as a result of surplus supply coupled with the impact of the economic crisis on the packaging industry, the prices of paper and wood decreased in 2009. The global economic crisis and the resulting sharp recession and credit crunch have led to a material decline in global commerce and consequently also in the demand for packaging products worldwide.  Surplus production by major paper mills in Europe are directed at remote markets, including Israel, at extremely low prices. These influences grew even more potent in the fourth quarter of 2008 and also affected operations in 2009, in a manner that led to a decrease in the cost of raw materials, that constitutes a principal component in the manufacture of cardboard packaging, thereby leading to an improvement in operating income.

11.1.4.	Critical success factors in the packaging products and cardboard sector of operations and changes therein

Several critical success factors may be indicated for Company operations in the packaging products and cardboard sector, which impact its operations:

11.1.4.1.
The economic situation in the Israeli economy - The cardboard industry caters to the local industry, agriculture and food and beverage industries. As a result, extensive current economic activity has a positive material impact on the demand for packaging products and cardboard. An economic crisis would obviously have an adverse effect.

11.1.4.2.
Investment in necessary production equipment - Machines used in the production of packaging products and cardboard are very costly, in terms of both acquisition and maintenance cost. Consequently, financing capabilities and the ability to raise funds, constitute an advantage in the sector of operations.

11.1.4.3.
Product quality and customer service - High product quality, availability and quality customer service are important success factors in this operating sector. High level quality and service contribute to preservation of existing customers and to increasing the number of customers.

11.1.4.4.	Reputation - Due to the nature of this operating sector, reputation is a key success factor in this sector.

11.1.5.	Changes to suppliers and raw materials for the packaging products and cardboard sector

The principal raw material that serves in the manufacture of corrugated board is paper. The supply of this raw material is crucial to the process. The paper that serves in the manufacture of the products of this sector of operations is partially acquired from imports (all natural paper products that serve in manufacture - approximately 45% of the total raw materials) and partially from the local producer (all the recycled paper products that serve in manufacture - approximately 55% of the total raw materials) - Hadera Paper Industries, a subsidiary of the company and a member of the paper and recycling sector.

It should be noted that in Europe, between 85% to 90% of the raw materials that serve in the manufacture of packaging products and cardboard are recycled materials and that there exists a trend of a rise in the use of recycled materials in this sector in Israel as well.

11.1.6.	Major barriers to entry and exit in the packaging products and cardboard sector and changes therein

11.1.6.1.	There are several barriers to entry of any company to the field of packaging products and cardboard production:

(a)
Initial capital - The packaging products and cardboard industry is, by nature, capital intensive with heavy investments required in infrastructure and equipment (paper machinery, paper waste processing systems and associated infrastructure); entry into this operating sector requires a significant initial capital. Furthermore, even following the initial capital outlay, this operating sector requires significant investment in equipment maintenance.

(b)
Skilled staff - Manufacturing of products in this sector requires professional, skilled staff. A company starting operations in this operating segment would be required to recruit appropriate staff, which may prove to be a challenge to any company intending to operate in this segment.

(c)
Long penetration time - Penetrating into this operating sector requires a long time, mainly due to significant investments in installation of required equipment, staff training and the importance of reputation in this sector.

(d)
Large enterprises - Due to the nature of operations in this sector, including the extensive equipment and cost associated with its acquisition, there is no room in this field for small companies running limited operations. Such small companies face a challenge in facing the high and extensive cost required for operation in this sector.

The Company believes that there are no material exit barriers from this segment, except for the following: Immediate discontinuation of operations would require arrangements to be made with customers concerning conclusion of product inventory delivery as well as arrangement of payments to suppliers.

11.1.7.	The structure of the packaging products and cardboard operating sector and changes therein

The corrugated board industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors, due to the high costs required for entry into the industry. The main substitute for corrugated board products is primarily flexible wrapping for beverages and plastic crates for slaughter houses.

For additional details regarding the competition in the sector, see Section 11.7, below.

11.2.	Products and services in the packaging products and cardboard operating sector

11.2.1.	Major products and services:

11.2.1.1.	Cardboard - The Company is engaged, via its subsidiary Carmel, in the production of cardboard products in three categories:

(a)
Corrugated board products – The corrugated board products, that constitute an essential part of this sector of operations, are manufactured and processed in line with the customers' specific requirements, which are determined according to the type of stored goods, the type of packaging, the expected weights on the packaging during transportation, temperature and humidity conditions during the storage and transportation, the graphic design of the packaging, etc. The manufactured and processed corrugated cardboard products include: (1) "standard" corrugated board containers - boxes manufactured in different sizes, which are closed by sealing the upper flaps and bottom of the box; (2) containers and boxes in different geometric shapes that can be "positioned" by manually folding the cardboard plate without sealing or mechanically folding the flaps using warm glue. These products are primarily sold to machinery-intensive industries that operate at high rates, such as the soft beverage industry; (3) Cardboard crates for agriculture: trays that are formed only using tray forming machines with matching molds as much as possible, in geographic proximity to the final customers.

(b)
Corrugated cardboard sheets – these are used as raw materials and marketed to corrugated cardboard processors, who use them as raw materials for the manufacture of packaging. Cardboard processors are small processing plants, which sell their produce to small and medium-sized customers. Carmel and another competitor specialize in the manufacture of triple-wall sheets that are used for specialized packaging, among others by the subsidiary Tri-Wall, mainly for the high-tech industry.

(c)
Digital printing (advertising) products  - Planning, design and production of digital prints for diverse applications in sales promotion, display stands, decoration of pavilions in trade exhibitions and on billboards. High printing quality using a technology of ink injection on the work surface, while the cutting is shape-based, with no need for embossing.

11.2.1.2.
Cardboard shelf packaging - The subsidiary,  Frenkel-CD, designs, produces and markets shelf packaging and display stands. The raw materials used for the Frenkel-CD products primarily include duplex cardboard and some corrugated board. Duplex cardboard is mostly imported directly from Europe and the US and is purchased in part from local agents (indirect imports). Corrugated board supply from Carmel accounts for  approximately 20% of Frenkel-CD's raw materials.

11.2.1.3.	Containers and pallets - The Company is engaged, via Tri-Wall, in the production of the following products:

(a)	Triple-wall cardboard packaging which are mainly used for the export of heavy bulky products such as chemicals, electronic equipment, high-tech equipment, medical equipment, security equipment, etc.

(b)	Complex packaging primarily for the export of high-tech products, which are made of wood, plywood, triple-wall cardboard, padding materials, metals and other materials.

(c)	Regular and unique wooden surfaces and pallets which are used as a basis for the above packaging and wooden pallets for transportation.

11.3.	Distribution of revenues and profitability of products and services in the packaging products and cardboard operating sector

The following data presents the distribution of revenues from products and services in 2009, 2008 and 2007:

NIS millions	*2009		2008		2007
	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues
Sales of packaging and cardboard products	334	37.4%	360	84%	406	84%
Pallets and special packaging	57	6.4%	67	16%	77	16%
Shelf packaging	117	13.1%	117	100%	123	100%

* The packaging products and cardboard operating sector was consolidated in the financial statements of the Company as of  September 1, 2008.

11.4.	Customers in the packaging products and cardboard operating sector

11.4.1.	Cardboard

The bulk of the Carmel subsidiary's production is directed to the domestic market to customers from industry and agriculture, as specified below, while 1%-2% of the production is channeled to direct exports. A large percentage of the industrial and agricultural customers export their products in corrugated cardboard containers, so that a considerable portion of sales is also directed to indirect exports. The products are supplied in line with orders that customers submit through salespersons or directly to the customer service department. The orders are made in line with the price proposals to the customers and in accordance with the commercial arrangements between the parties. A small portion of the products is manufactured for inventory, at the customers' request.

Carmel has a wide range of customers that include leading companies, which operate in different sectors, among which are: (a) the industrial sector, which includes food and soft beverages companies, dairies, textile companies and others; (b) the agricultural sector, which comprises customers that are farmers, packaging houses and marketing organization, and where the produce is directed both to the domestic market and to exports; (c) Cardboard processors – small plants for processing corrugated cardboards in small production series; (d) digital  printing customers – which primarily include advertising agencies; (e) others – cellular operators, government offices and banks.

Carmel has a material customer, the revenues from which to Carmel in 2009, 2008 and 2007 amounted to NIS 55.5 million, NIS 54.0 million and NIS 63.4 million, respectively, which accounted for 14.4%, 12.9% and 13.4%, respectively, of its total revenues. The nature of Carmel's agreement with this customer is identical to its agreements with other customers, as detailed below.

Carmel is not dependent on any customer whatsoever.

As of December 31, 2009, Carmel had 350 active customers. As of December 31, 2009, 2008 and 2007, Carmel's 20 largest customers accounted for 55%, 56% and 60% of Carmel's total revenues over the same period, respectively.

11.4.2.	Cardboard shelf packaging

Most of the sales of Frenkel-CD are made to the domestic market, while 5% are directed toward direct exports. Nevertheless, some of the company's local customers channel the packaging that is purchased toward indirect exports.

The manufacture and supply of products to customers is performed according to customer orders made with the company, that are unique to the ordering party. For each order, the delivery dates are determined, and sometimes framework orders are made for extended periods, for which packaging is produced for inventories.

The company has a wide range of customers, including leading Israeli companies in various sectors. The principal sectors in which the company operates include food, pharmaceuticals, cosmetics, agriculture (primarily dates), plastics and sales promotion.

Frenkel-CD is not dependent upon any single customer.

11.4.3.	Customer attributes

Below is a distribution of major packaging paper sales by customer attributes:

Revenues in NIS Millions	2009	2008	2007
local clients	495	529	591
Export customers	13	15	15

11.5.	Marketing and distribution in the packaging products and cardboard operating sector

Marketing and distribution are conducted directly by sector employees opposite the customers.

Shipping to customers is made mostly via external shipping companies. The sector has no exclusive agreements with any of the aforementioned shipping companies. The sector also has no dependency on any of these shipping companies.

The sector distributes its products in various ways, including direct sales to end customers and sales through agents.

11.6.	Order backlog in the packaging products and cardboard operating sector

Product delivery volumes are based on an overall annual forecast, determined and coordinated between the sector and its customers. Current supply is converted into orders, based on a few days in advance or even less, so the Company has no order backlog.

11.7.	Competition in the packaging products and cardboard operating sector

The corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is primarily flexible wrapping for beverages.

To the best of the company's knowledge and based on its internal information and assessment, the cardboard packaging market in Israel is dominated by four principal companies: Carmel Container Systems Ltd., Cargal Ltd., YMA 1990 Packaging Product Manufacturing (a partnership between Kibbutz En HaMifratz and Kibbutz Ge'aton) and Best Cardboard Ltd. According to Carmel estimates, total sales for Carmel in 2009, 2008 and 2007 amounted to 27%, 25% and 28% of the total market, respectively. In addition, there are 30 cardboard packaging manufacturers with small market shares, which perform only the processing activity, but not the manufacturing of corrugated cardboard. These manufacturers produce small series of packaging with less advanced machinery compared to that used by Carmel.To Carmel's estimation, as of December 31 of 2009, 2008 and 2007, the total annual volume of the corrugated board industry amounted to 300 thousand tons, 305 thousand tons and 324 thousand tons, respectively, and the estimated sales in 2009, 2008 and 2007 amounted to NIS 1,200 million, NIS 1,350 million and NIS 1,450 million.

The methods employed by companies in this sector for dealing with competition within the sector, include the following parameters: The advantage of a major market player in terms of size and seniority, efficiency in production and supply, the level and quality of service to the customer and competitive prices.

11.8.	Output capacity in the packaging products and cardboard operating sector

Carmel's corrugated board is manufactured in two plants, located in Caesarea (the plant operates in two shifts, 24 hours a day in some of the production lines, except for weekends) and in Carmiel (operates in one shift only), with most of the production being carried out in Caesarea. The entire corrugation activity and most of the processing are carried out in Caesarea. The bulk of the processing is performed in Caesarea by 12 processing machines.

The manufacturing operations in the packaging products sector by Frenkel-CD are conducted at the Frenkel-CD plant in Caesarea, that operates 24 hours a day, in three shifts, except for the weekends.

The Tri-Wall manufacturing activities are conducted at a plant in Netanya, that is active in a single shift, that is expanded in line with demand, except for the weekend.

As of December 31, 2009, Carmel's production capacity for corrugated board in its Caesarea plant is estimated at 100,000 tons, and at the Carmel plant in Carmiel - at 20,000 tons. Actual production currently utilizes 80% of production capacity at the Caesarea plant and 60% of production capacity at the Carmiel plant

11.9.	Seasonality

Most of the demand in the sector for the marketing of cardboard packaging products is during the winter months, primarily in November and March of each year (first and fourth quarters), due to elevated demand originating from agricultural crops (primarily citrus fruits and bell peppers intended for exports) and sales of cardboard packaging products in the first and fourth quarters are higher by an average of approximately 10% in relation to the sales in the second and third quarters. As for the other products of the packaging products and cardboard segment, there is no seasonal impact on demand.

11.10.	Fixed assets, real estate and facilities in the packaging products and cardboard operating sector

Carmel owns 15,000 m² of land in Netivot and also rents real estate and buildings in the Caesarea industrial zone from a company owned by a controlling shareholder in the Company. The company also rents buildings in Carmiel, Kibbutz Mishmarot and Netanya, all for the periods and terms as specified below:

11.10.1.1.
The lease agreement for Carmel's central manufacturing site for corrugated cardboard in Caesarea, that is located on a plot of land of 90,000 m², was signed in April 1994 with Gav-Yam Land Ltd, public company controlled by the Company's controlling shareholder, for a 20-year period commencing on the date the building was populated, in 1996.

11.10.1.2.
Carmel has warehouses covering 3000 m², in which it stores finished products for supply: Located in Kibbutz Mishmarot - The lease contract is for a period of five years ending in February 2015, with an option to terminate within two years.

11.10.1.3.	The lease contract for the Tri-Wall manufacturing facility in Netanya, that covers an area of 22,000 m², is for a period of two years ending December 2011.

11.10.1.4.	The lease contract on the Tri-Wall offices in Tel Aviv, covering 200 m², will terminate in March 2011.

11.10.1.5.
Carmel leased a set-up warehouse in Ashkelon, which burned down in late April 2008. The fire caused no bodily injury, but the building and machines were lost in the fire. Direct damage was covered by Carmel's insurance.

11.10.1.6.
The lease contract on the Frenkel-CD site in Caesarea, that covers an area of 21,000 m², and serves for manufacture, storage and delivery of merchandise, was signed in 2005, includes an extension option and runs through 2020. The landlord is a company owned by the minority shareholders in Frenkel-CD.

11.10.1.7.
Frenkel-CD leases a warehouse for the storage of raw materials and merchandise at Kibbutz Mishmarot on an area of 3200 m², through to March 2012. Furthermore, a company owned by Frenkel-CD leases an additional manufacturing site at Caesarea, covering an area of 355 m² for a period of 20 years, through to December 2017.

In 2006, real estate in Netanya, which is owned by Carmel's subsidiary, was sold for NIS 4.9 million.

Carmel's fixed assets primarily include machinery and manufacture equipment for paper corrugation and processing machines, which perform cut, print, glue and fold, to complete the final product. Carmel's corrugated cardboards are manufactured in Carmiel and Caesarea. The entire corrugation activity and most of the processing, using 12 processing machines, are performed in the Caesarean plant.

Carmel has a vehicle fleet, which includes cars, under an operating lease, and fork-lifts, some of which are owned by the Company and some under an operating lease. Carmel operates a truck fleet through sub-contractors.

Carmel owns two corrugators and approximately 20 processing machines. Carmel also owns two digital printing machines capable of printing corrugated board and other rigid materials, a high printing quality, a range of sales promotion applications, display stands and billboards.

Frenkel-CD owns four printing machines and 21 additional machines.

Tri-Wall owns two processing lines for the manufacture of pallets and two lines for the manufacture of special packaging.

Carmel has established current liens on its assets in benefit of the banks and the State of Israel. Moreover, Frenkel-CD has established current and permanent liens on its assets in favor of the banks and the State of Israel.

11.11.	Raw materials and suppliers in the packaging products and cardboard operating sector

In the packaging products and cardboard sector there are purchasing contracts with suppliers for the purchase of auxiliary materials such as chemicals, adhesives and various packaging materials.

Prices are determined by negotiation with suppliers, accounting for market conditions and prices of competing imports.

The main raw material in the production of corrugated board is paper. This raw material forms the central component of the cost of sales, representing approximately 50% of the final product’s cost. Carmel has two central suppliers in the paper sector:  (1) Hadera Paper, the principal shareholder in Carmel, that supplies recycled paper, from whom the purchasing in the years 2009, 2008 and 2007 amounted to NIS 69.8 million, NIS 73.8 million and NIS 85.1 million, respectively, representing 47%, 42% and 40%, respectively, of the total annual paper consumption of Carmel during those same years; and (2) International Forest Products, a member of the Kraft group, provider of virgin paper, from whom the purchasing in the years 2009, 2008 and 2007 amounted to NIS 39.7 million, NIS 51.8 million and NIS 73.2 million, respectively, that represented 23%, 29% and 30%, respectively, of the total annual paper consumption of Carmel during those years.

Additional auxiliary materials that are used by Carmel Container Systems in the manufacture of corrugated cardboard are starch and fuel oil. Starch constitutes the main component in the adhesive that glues the paper sheets. The starch provider is Galam Ltd. Additional raw materials used by Carmel are printing blocks and embossing machines which are acquired by several local suppliers and wooden pallets that are manufactured by Tri-Wall.

The main raw materials used by Tri-Wall for the manufacture of containers (in its Netanya plant) are triple-wall sheets manufactured by Carmel as well as varied packaging materials such as plywood, padding materials and metal parts which are acquired from several local suppliers.

The principal raw materials that serve Frenkel-CD in the manufacture of cardboard shelf packaging are duplex cardboard imported from foreign suppliers and corrugated board purchased from Carmel and from different local suppliers.

Carmel, Frenkel-CD and Tri-Wall are not dependent on any supplier.

11.12.	Working Capital

11.12.1.	Raw Material and Finished Goods Inventory Policy

11.12.1.1.
Raw material and finished goods inventory - The Company maintains operating inventory of raw materials and finished goods equivalent to consumption of approximately three months and delivery of 2-3 weeks.

11.12.1.2.
Maintenance material inventory - The Company has an inventory of maintenance materials for use with means of production, based on expected consumption volume and the need to maintain continuous operation of the machines, at a quantity that is variable in line with the orders.

11.12.2.	Goods return or replacement policy

Goods in this operating sector are sold as final sale to customers, and are returned in case of faulty product or due to mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited. Based on past experience, the volume of returns is not material to total operation volume.

11.12.3.	Average credit duration

Below are data regarding average credit duration and amounts for suppliers and customers in 2009, 2008 and 2007:

	31.12.09		31.12.08		31.12.07
	Average credit volume	Average credit days	Average credit volume	Average credit days	Average credit volume	Average credit days
Account receiveables	NIS 164 M	134	NIS 168 M	127	NIS 188 M	126
Suppliers	NIS 104 M	117	NIS 98 M	93	NIS 110 M	97

Customer credit days have increased, following their agreed extension opposite the clients, once obtaining appropriate collateral. Supplier credit days have increased following the changes in payment terms. A central supplier in the paper sector has opened a front-line warehouse in Israel, that rendered this possible.

The average days of inventory in this sector of operations in 2009, totals 79 days.

11.13.	Environmental protection in the packaging products and cardboard operating sector

The sector is taking steps to eliminate or reduce the potential environmental impact of the industrial manufacturing processes of its products, in cooperation with the authorities.

Some of the companies in this sector are located at the Caesarea Industrial Park, an area that is environmentally sensitive, due to its location above the groundwater penetration site of the Menashe streams. An independent monitoring body is active at the industrial park, to monitor the quality of groundwater while supervising the plants in the area. Carmel works in close cooperation with this body. The company invests heavily in environmental issues, with an emphasis on the treatment of sewage, savings in water consumption and an improvement of airborne emissions. In the past, the company was awarded the Minister of the Environment trophy , while also earning special commendation for its activity in the environmental sector from the Caesarea Industrial Park.

Carmel's Caesarea plant is a "runoff-free plant", where a recycling system of all its manufacture wastewater    has been operating since 2004. All of the manufacture sewage is collected, recycled and reused in the production process itself. No industrial sewage is discharged into the municipal sewage system. The plant holds Israeli standard 14001 for environmental management.

The business permits of the plants that are active in this sector of operation include, inter alia, conditions relating to environmental issues.

In the course of its operations, Carmel uses hazardous materials, and therefore the Company has a HazMat Permit, valid through July 2011, from the Supervisor of Hazardous Materials at the Ministry of Environmental Protection. The HazMat Permit determines the types of hazardous materials used by the Company, the quantities allowed to be used and the storage conditions by type of hazardous material.

To the best of the Company’s knowledge, the plants in this sector of operations operate subject to the requirements of the authorities, and in cases of deviation the company strives to correct them in line with action plans in coordination with the authorities.

For major legislation concerning environmental protection for this operating sector, see section 9.14, above.

The investments made by the sector of operations in environmental issues are in sums that are immaterial to the sector of operations.

11.14.	Restrictions and regulation in the packaging products and cardboard operating sector

11.14.1.	Work Hours Act

The companies in this sector of operations are subject to provisions of protective labor legislation, including the Work and Rest Hours Act, 1951. For details see section 9.15.3, above.

11.14.2.	Business Licenses

Carmel has a business license valid since April 9, 1998. The Ministry of Environmental Protection has outlined additional conditions to the business license, in a document dated October 2006. To the best of the Company's knowledge, it is in compliance with all the terms and conditions of the said license and the accompanying conditions.

Frenkel-CD holds a business license since 1995. To the best of the company's knowledge, the company is in compliance with all the terms and conditions related to the validity of the license.

11.14.3.	Work Safety

The companies in the sector are subject to legislation concerning work safety and health. For further details see section 9.14.7, above.

11.14.4.	Quality Control and Regulation

Carmel and Frenkel-CD operate in accordance with quality and control standards as customary for international companies, and are compliant with the requirements of international standard 2000: ISO-9001 and the HACCP and BRC/IOP international standards for food-safety management. In addition, Carmel was certified for the Environmental Quality Standard 14001 and Safety 18001. Carmel was awarded a Platinum Award from the Israeli Institute of Standards, as one of 20 companies in Israel possessing five quality standards.

Tri-Wall operates in accordance with quality and control standards as customary for international companies, and is compliant with the requirements of international standard: 15 ISPM, ISO-9001, standard for disinfection in agriculture.

Furthermore, Company operations at its facility are subject to provisions of product-related quality standards, municipal laws (primarily business license) and globally accepted standards.

11.15.	Material agreements in the packaging products and cardboard operating sector

None.

11.16.	Anticipated development over the next year for the operating sector

Carmel is working to expand its operations in 2010 on the local market and primarily in export markets, that represent a relatively low proportion of total Carmel sales.

Moreover, Carmel is interested in gradually expanding the proportion of recycled paper out of the raw materials that are used for the production of its products, at the expense of virgin paper. It should be noted in this respect that in Europe, between 85% and 90% of the raw materials that serve in the manufacture of packaging products and cardboard are recycled materials and that there exists a trend of a rise in the use of recycled materials in this sector in Israel as well.

11.17.	Risk factors in the packaging products and cardboard operating sector

For details of macro-economic risk factors, see section 23, below.

11.17.1.	Sector-Specific Risk Factors

11.17.1.1.	Regulation

Operations in the packaging products and cardboard sector are subject to regulation of various issues (for further information see section 9.15, above). Changes in regulation may impact companies operating in this operating sector, e.g. stricter environmental protection regulations and government decisions concerning the raising of minimum wages.

11.17.1.2.	Competition

This sector of operations is competitive, with competition against three additional principal competitors in Israel, as well as against foreign imports.

11.17.1.3.	Raw materials

A rise in the prices of raw materials, primarily paper - which is a material component in the production expenses of cardboard, as well as an increase in the prices of other inputs, such as energy, electricity, transportation and starch - may impact the profitability of companies in this sector of operations.

11.17.1.4.	Environmental Protection

Requirements of the Ministry of Environmental Protection with regard to this sector and its facilities require the Company to allocate financial resources to this issue. These demands could expand and increase because of the growing awareness toward protection of the environment, which could force the companies in this sector to allocate additional resources.

11.17.1.5.	Closing of the ports

The companies in this sector of operations import many raw materials used for the manufacture of their products. Shutting down the ports in Israel will harm the imports of raw materials and will directly impact the operations of companies in the sector. However, since the companies in the sector maintain an inventory of raw materials, only a prolonged closing of the ports will have a medium impact on operations.

11.17.2.	Special Factors

11.17.3.	The extent of impact of risk factors

The company’s estimates regarding the types and measure of the influence of the aforesaid risk factors on the sector of operations appears below. For details of macro-economic risk factors, see section 22, below.

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence
Sector-related factors	• Prices of raw materials • Competition	• Closing of the ports	• Regulation • Raw Materials • Environmental protection
Special Factors

Hogla Kimberly Sector

For details regarding the sector of operations, see Section 23.2, below.

Mondi Hadera Paper Sector

For details regarding the sector of operations, see Section 23.1, below.

Chapter D – Additional Information Regarding The corporate7

12.	Fixed assets, real estate and facilities

Following below are details on the fixed assets and facilities in use by the Company:

12.1.
The main management's offices and the central production and storage facilities of the company are located in Hadera (hereinafter: "The Company Site"), on a site covering 350,000 m² (hereinafter: "The Plot"), part of which is owned by the Company (approximately 274,000 m²) and part (68,000 m²) is leased from the Israel Land Administration (hereinafter: "ILA"). Pursuant to the leasing agreements, the lease will  terminate between the years 2012 and 2056. Some of the leasing agreements are under capitalization conditions.

Part of the plot is rented to associated companies that operate in the site.

12.2.
In addition, the company leases from the ILA an area of 25,000 square meters in Nahariya, that is under lease until 2018, that is rented out to an associated company (Hogla Kimberly), where a plant for the manufacture and processing of paper is located. The company also faces the contractual rights by virtue of a development agreement, to an additional plot of  3500 square meters in Nahariya, that is also rented out to Hogla Kimberly. Amnir, a subsidiary of the company, also leases an area in Bnei-Brak of 9,000 square meters from the Israel Land Administration, which houses a plant for the collection and recycling of paper and cardboard waste.

12.3.
Pursuant to leasing agreements with the Tel-Aviv Municipality, effective until 2059, the company leases an area of 7,600 square meters, which in the past was used as a company's paper manufacturing plant. The company is examining the different possibilities for using the land. Under the leasing agreement with the Tel-Aviv Municipality, the company has undertaken to use building rights that were granted to it until September 2009, since failure to use this right, if the above period is not extended, might constitute a violation of the agreement. The company is working to extend the period during which the rights can be utilized.

7 The information included in Section D - "Additional Information Regarding the Coorporate" does not include associated companies (the business operations of Hogla Kimberly and the business operations of Mondi Hadera Paper).

12.4.
In addition to the above, the Company’s subsidiaries and/or associated companies hold and/or rent plants, offices and warehouses at different sites all over the country including Rosh Ha’ayin, Afulah, Migdal Haemek, Caesarea, Carmiel, Holon, Haifa, Zrifin etc. In this matter, see sections 9.11, 10.9, above, and 18.3, 23.1.11, 23.2.12 and 23.3.7, below.

12.5.
On November 1, 2009, the company announced that it examined the need for a provision for the impairment of the packaging paper sector as a cash generating unit and has arrived at the conclusion that no recognition is necessary of a loss on account of the impairment of fixed assets. The company also examined the need for a provision for impairment on account of the consolidated subsidiary Carmel Container Systems Ltd. as a cash generating unit and has arrived at the conclusion that no recognition is necessary of a loss on account of the impairment. For additional details, see the company's report dated November 1, 2009 and also see note 6F, to the attached financial statements dated December 31, 2009.

13.	Human Resources

13.1.	Company’s organizational structure

The following is the organization structure diagram of the Company and its subsidiaries as at the report date:

Group CEO and headquarters (23)
Paper and Recycling
Marketing
(39)
Information
Systems
(38)
Purchasing
& Logistics
(65)
Manufacturing
(528)
Finance
(32)
Headquarters
(19)
Packaging and cardboard products
Marketing
(50)
Purchasing
& Logistics
(56)
Manufacturing
(576)
Finance
(16)
Headquarters
(25)
Office Supplies Marketing
Marketing
(69)
Purchasing &
Logistics
(101)
Finance
(12)
Headquarters
&
miscellaneous
(8)

The Company’s most important and main resource is its human capital. The development of human capital is a top priority for The Company, and it invests in training and seminars for its employees, including designated training for specific positions.

The group is promoting a Talent Management program, within whose framework management reserves at the group are being mapped and identified and unique development programs are being created for these management reserves. Moreover, the company operates a performance estimation program across all management levels. A management development process has been conducted across the entire group for two years now, to promote, change and update  perception, processes and B2B sales management practices.

13.2.	Employees employed according to sectors of activity

As of the reporting date, the company, through its subsidiaries, employed staff in the three segments of operation as follows: In the paper and recycling segment - 744 employees, in the office supplies segment - 190 employees, and in the packaging products and cardboard segment - 723 employees. The total number of employees employed by the company and its subsidiaries together is 1680, 1,630 and 822, as of December 31, 2009, 2008 and 2007, respectively. The growth in the number of employees between 2007 and 2008 is attributed to Carmel having become a consolidated subsidiary of the company, as stated in section 3.1.1.6, above.

13.3.	Employment agreements

As of the reporting date, employees of the company and its subsidiaries are employed under two types of agreements. 576 employees are employed under collective agreements and general extension orders in the field of industry that apply thereto, and 1104 employees are employed under personal contracts.

Collective Labor Agreements

As aforesaid, as of the reporting date, 576 of the employees of the company and its subsidiaries operating in Hadera are employed under a special collective agreement - "integrated edition" (hereinafter in this section: ""the agreement"), which consists of the collective agreement signed in 1972 between Hadera Workers' Council, Clerical union branch, the company's workers committee and the company, as well as agreement renewals that were signed between the parties from time to time. The agreement is renewed with the parties' consent every two-three years.

The agreement applies to the employees that are employed in Hadera by the company and its subsidiaries as at the signing of the agreement and employees that will be employed by the company in the future, except for administrative workers, experts, teenagers, handicapped workers and day workers.

Once a position becomes available or a new position is created, the company may issue an in-house tender amongst its employees, thereby granting first priority to its own workers. Every worker accepted for the job is considered a provisional worker for a period of 36 months after which, according to management's decision, a permanent employee status is granted to him/her. In addition, the company may hire "temporary" employees for a period of up to 12 months.

The employees' wages are determined based on a table of wages and seniority at the company, that is updated in accordance with the agreements that apply to the company. In addition, the employees are entitled to various benefits such as: A continuing study  fund and severance pay fund, incremental pay for work in shifts and for special calls, and other benefits.

13.3.1.	Personal employment agreements

As aforesaid, as of the reporting date, 1,104 employees of the company and its subsidiaries are employed under personal employment contracts. Personal employment contracts, under which some of the company's workers are employed, include the terms of employment, information on employees' related rights (such as: annual vacation and advanced notice), provisions for pension funds and severance pay funds, as well as provisions for vocational study funds. Pursuant to said employment contracts, the employees are paid a monthly salary which increases from time to time by the amount of the cost-of-living increment, in accordance with the agreement between the Histadrut (Israel's Labor Union) and the Manufacturers Association of Israel. Additional pay increments are added to the salary on a personal basis and are subject to the company's discretion. In addition, in accordance with the personal contracts, the employee is entitled to one bonus monthly salary per year (13th month salary), as well as to the reimbursement of travel fare or a portion of his/her car expenses or alternatively, a company car provided to the employee.

The personal employment contracts also include in most cases a non-competition clause, for a term as defined in those specific employment contracts. Moreover, according to the employment contracts, each party may terminate the agreement by providing advanced written notice of between one and three months.

13.4.	Agreements with senior officers

13.4.1.	Senior management employees of the company are employed under personal contracts. For details on personal employment contracts, see Section 13.3.1, above.

On May 13, 2007, the Board of Directors of the Company approved the employment agreement of the company's CEO, Mr. Avi Brener, who retired as the company's CEO on December 31, 2009 and  finished his work at the Company on January 31, 2010. The principal points of the CEO's employment agreement include (in addition to wages): In the event of dismissal or resignation, advanced notice of 6 months will be provided. Moreover, a tax rebate will be provided to cover the value of the company car. The annual bonus of the CEO was equal to between 6 and 9 paychecks, as determined according to the discretion of the Company's Board of Directors. The CEO was also entitled to related benefits as customary for senior employees in the company, including: Company car, bonus 13th month salary, directors' insurance, continuing education fund, annual vacation, convalescence pay, sick pay, social benefits, clothing, reimbursement of telephone expenses, reimbursement of per diem and entertainment expenses. Regarding the terms of retirement, in addition to the release of funds accumulated in a directors' insurance or provident fund and such, at the date of retirement, the CEO shall be paid a retirement bonus in the sum of his last monthly salary prior to the retirement, multiplied by the number of years he worked at the group (since August 1988). It should be noted that, in a discussion held by the Audit Committee and by the Board of Directors of the Company, on the approval of the terms of employment of the CEO as aforesaid, a proposal was raised, that was initially discussed by the Company's Remuneration Committee, to establish a personal bonus plan for the company's CEO (in addition to the bonuses paid under the said employment contract), in accordance with the CEO's success in achieving specific goals that shall be determined in advance and that address two strategic projects of the company. The Board of Directors is examining the possibility of granting the retired CEO an additional bonus, on account of the said strategic projects. As regards the salary paid in 2009 and the granting of 40,250 stock options of the Company to the CEO, see Appendix D, Regulation 21, below. For details regarding the employment contract with the company's CEO, see Note 12c to the Company's financial statements, dated December 31, 2009.

On November 24, 2009, the company's Board of Directors approved the employment agreement of the company's and you CEO, Mr. Ofer Bloch, who assumed his position January 1, 2010. The principal points of the CEO's employment agreement include: In the event of dismissal or resignation, advanced notice of 3 months will be provided. The CEO's monthly salary will total NIS 100,000 and will be linked to the Consumer Price Index. Moreover, a tax rebate will be provided to cover the value of the company car and telephone. The annual bonus of the CEO will be equal to a sum of 6-9 paychecks, according to the discretion of the company's Board of Directors and provided that the company has recorded a net profit during the relevant year. In the event that the company did not record net profit during the residents here, the CEO will not be eligible for a bonus, unless otherwise decided by the Board of Directors, according to its discretion. The CEO is also entitled to related benefits as customary for senior employees in the company, including: Company car (including tax rebate), bonus 13th month salary, directors' insurance, continuing education fund, annual vacation, convalescence pay, sick pay, social benefits, clothing, reimbursement of telephone expenses, reimbursement of per diem and entertainment expenses. In addition, after 180 days from the date of commencement of employment of the CEO, the board of directors of the Company will establish a stock option plan for the CEO, which will be subject to the principles of the existing compensation plan in the Company, in the amount acceptable for a CEO of the Company. Regarding the Company's existing stock options plan see section 13.4.5, below. In addition, as of the date of assuming office, in respect of his position as CEO, Mr. Bloch will be covered by the Company's existing executives insurance liability policy (as it shall be from time to time) and will also receive a letter of indemnification from the Company, which is identical to the letters of indemnification granted to officers of the Company (see sections 13.4.3 and 13.4.4, below). For additional details on the employment agreement with the CEO of the Company, see Company Reports dated November 24, 2009.

13.4.2.	Remuneration of Directors

In accordance with the resolution of the Audit Committee and the Board of Directors of the Company, the annual remuneration and participation rewards of all directors of the Company has been approved on June 8, 2009, including directors that are controlling shareholders or their relatives and external directors of the Company for 2009. The annual remuneration for directors, including external directors and including directors that are controlling shareholders or related thereto, is NIS 59,100, while the meeting participation remuneration is NIS 2,200, with no change from the updated director remuneration that was approved on July 10, 2008.

13.4.3.	Letters of indemnification

Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issued letters of indemnification to all the directors and officers of the company, including directors that may be considered controlling shareholders in the company (Mr. Zvika Livnat and Mr. Itzhak Manor), by virtue of being controlling shareholders in IDB Holdings, which is an indirect controlling shareholders of the company. For additional details see footnote 2, above. For details on the letter of indemnification see section 18.1, below.

13.4.4.	Officers' liability insurance

On July 14, 2009, following the approval of the company's Audit Committee and Board of Directors, the company's shareholders' meeting approved the company's engagement for the acquisition of an officers' liability insurance policy for the period commencing June 1, 2009 until May 31, 2010, and a premium payment in the amount of $52,000, with the coverage to also include an additional subsidiary. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the company. The policy is under market conditions and in accordance with customary transactions of this type. According to the company's decision, said insurance policy will also apply to directors that may be considered controlling shareholders in the company (Messrs. Zvika Livnat and Itzhak Manor). The amount of the policy's coverage ($6 million) is identical to the amount of coverage of previous policies for 2008 and 2007. The policy's premium payment ($52,000) exceeds the premium paid in 2008 and 2007 ($40,000), however, in 2009 an additional subsidiary was included in this coverage.

13.4.5.	Employee stock option plans

13.4.5.1.	Bonus plan for employees in the group 2008

(a)
On January 14, 2008, following the approval of the Audit Committee, the board of directors of the company approved a bonus plan for senior officers at the company and/or in subsidiaries and/or in associated companies of the company, (hereinafter in this section: "The Plan"), pursuant to which up to 285,750 option warrants (hereinafter in this section: "option warrants"), each exercisable into one ordinary share of the company, will be allotted to senior officers and officers in the group, including the CEO of the company which, on the date of approval of the allotment, accounted for 5.65% of the issued share capital of the company. The offerees in the said plan are not interested parties in the company, except for the retiring CEO, who is an interested party by virtue of his position. Pursuant to the conditions of the said option warrants, the offerees who will exercise the option warrants will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option warrants at the exercise date only. In the course of the first quarter of 2008, a sum of 250,500 stock options were granted as aforesaid, and on January 8, 2009, an additional sum of 34,000 stock options were granted, out of 35,250 stock options that were allocated to the trustee, as a reservoir for future granting. On August 9, 2009, the remaining options held by the Trustee, totaling 1,250 options, were cancelled.

During 2009, a total of 1,064 stock options were exercised into 98 shares (a 0.0.1% dilution) and 17,686 stock options expired. As of December 31, 2009, a total of 261,500 options had not yet been exercised.

As of the report date, the number of allocated option warrants is 261,500. The plan's impact on the consolidated financial statements during the years of the plan is estimated at NIS 13.8 million.

The option warrants are not registered for trading. The company has obtained approval from the TASE and NYSE to list for trading the ordinary shares allotted to the offerees upon the exercise of the option warrants.

(b)	Vesting period for the option warrants

The option warrants may be exercised at the following dates, provided the offeree is employed by the company and/or a subsidiary and/or an associated company, on that date:

(1)
    Each offeree shall be entitled to exercise one quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: "the first tranche") at the end of one year from the determining date of January 14, 2008 (hereinafter: "the end of the vesting period of the first tranche") and up to four years from the determining date. Subsequent to the said four years, all the option warrants included in the First Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(2)
    Each offeree shall be entitled to exercise another (second) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: "the second tranche") at the end of two years from the determining date (hereinafter: "the end of the vesting period of the second tranche") and up to four years from the determining date. Subsequent to the said four years, all the option warrants included in the Second Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(3)
    Each offeree shall be entitled to exercise another (third) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: "the third tranche") at the end of three years from the determining date (hereinafter: "the end of the vesting period of the third tranche") and up to five years from the determining date. Subsequent to the said five years, all the option warrants included in the Third Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(4)
    Each offeree shall be entitled to exercise another (fourth) quarter of the amount of the option warrants offered to him pursuant to the plan (hereinafter: "the fourth tranche") at the end of four years from the determining date (hereinafter: "the end of the vesting period of the fourth tranche") and up to six years from the determining date. Subsequent to the said six years, all the option warrants included in the Fourth Tranche and not yet exercised will expire and shall offer no rights whatsoever.

(c)	Economic value of the options

As of the approval date of the aforementioned allocation (January 14, 2008), the economic value of each option warrant was NIS 96.43. This economic value was calculated using the "Black and Scholes" formula, taking into consideration the closing price of the company's shares on the stock exchange on January 13, 2008 (the last trading day before the board of directors' resolution), which was NIS 237.40 per share, while the weekly standard deviation was 4.3%. The following assumptions were taken into consideration in the calculation of the economic value: a. All the option warrant shall be exercised on the last day of their exercise period; b. assuming the exercise of all the option warrants and theoretically assuming the allotment of the maximum amount of exercise shares. It is hereby clarified that pursuant to the plan, the maximum allowable allotment, is only in the amount of the bonus; c. The calculation of the economic value does not take into account the fact that the option warrants will not be registered for trading on the stock exchange, and does not take into account the restriction on the options during the restriction periods set forth in the plan; d. the standard deviation was computed in accordance with the weekly returns of an ordinary share of the company for the six months ended on December 31, 2007; e. the annual capitalization for the option warrants was set at 4.5%.

(d)	The exercise price

The option warrants were allocated to the Offerees free of charge.

The exercise price of each of the option warrants shall be NIS 223.965 per share. The exercise price is determined according to the average closing price of an ordinary share of the company on the stock exchange in the thirty (30) trading days preceding the date of the Board of Directors' decision on the approval of the plan (January 14, 2008), after deducting 10% (hereinafter: "The Exercise Price").

On the exercise date the offerees will not be required to pay the exercise price and the exercise price will only be used to determine the amount of the bonus and the amount of exercise shares that will actually be allotted to the offerees will be calculated according to the terms of the compensation plan. The payment that the Offerees will actually make to the Company upon exercise of the options will only be equal to the level of the par value of the shares actually allocated (or transferred) to them upon the exercise.

(e)	Additional Provisions

The plan also includes additional provisions with regard to the manner of calculation of the exercise price, adjustments in case of changes to capital and dividend payment, and eligibility to exercise the options in case of termination of employment.

13.5.	Pay Cuts

As part of the alignment with the global economic crisis, the Company's management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, executives in various levels gave their consent to a pay cut ranging between 8% and 10% for 2009.

14.	Restrictions and regulation on group operations - Enforcement procedures

Pursuant to the Securities Law and the Companies Law, the company is bound by reporting duties and is forbidden from using inside information.

In this capacity, on August 8, 2007, the board of directors of the company adopted a plan that includes an enforcement procedure concerning the duties of reporting in accordance with securities laws and an enforcement procedure concerning the prohibition to use inside information. The plan was approved in the framework the company's policy to enhance transparency and ensure maximum control over the management of its business. Under the plan, the company’s legal counsel was placed in charge of the enforcement and execution of the plan. The plan includes two main procedures: One, an enforcement procedure concerning the company's duties of reporting under securities laws. This procedure is designed to ensure that the company complies with all the reporting duties applicable thereto (inter alia, the annual reports, quarterly reports and immediate reports) and that it adequately reports the approval of transactions with senior officers and controlling shareholders. Under this framework, the company approved the establishment of a remuneration committee and to authorize it to approve the terms of employment of senior officers, except for the CEO, which do not constitute unexceptional transactions. The second procedure is an enforcement procedure concerning the prohibition to use inside information. This procedure was designed to assist in ensuring the existence of regulations that prohibit the use of inside information for the purpose of trading in securities of the company. The procedure will help the company to reduce the risks that arise from the use of inside information. Under this procedure, a person was made responsible of inside information affairs, and is in charge of handling the issue. Among others, the procedure establishes different guidelines and limitations that apply to "insiders" in the company in connection with trades in securities of the company and regarding the provision of information on the company.

15.	Financing

The company finances its activity from independent sources and bank loans. It should be noted that the company has issued four series of bonds.

On April 8, 1992, the Company issued NIS 48 million of registered debentures (Series 1) to institutional investors, each of NIS 0.01 par value (hereinafter: "Series 1 Debentures"). The debentures bear an interest rate of 3.8% per annum while the principal and interest are linked to the CPI. The debentures were repaid in full in June 2009.

On December 17, 2003 and on December 23, 2003, the Company issued, by way of a private placement by tender, to institutional investors, NIS 200 million of registered debentures of NIS 1 par value each (hereinafter – "Series 2 Debentures"). The outstanding portion of the debentures bear an interest rate of 5.65% per annum while the principal and interest are linked to the CPI. The principal is repayable in seven equal installments starting December 2007. The balance of debentures as of December 31, 2009, in the amount of NIS 131.7 million, is repayable in four equal annual installments in December of each of the years 2010-2013. The debentures are not convertible into shares of the company. In conjunction with the issuance of debentures (Series 2), the Company signed on December 21, 2003 a deed of trust with Bank Leumi Trust Corporation Ltd. As part of this deed of trust, the Company committed to indemnify the trustee in certain cases, such as: Expenses incurred by the trustee in the course of managing the trust, expenses related to authority and permission vested in the trustee by the deeds of trust as well as with regard to legal proceedings and claims related to the trust.

The debentures (Series 2) may be redeemed immediately under the following cases: Dissolution of the Company, imposition of attachment on its assets, placing of the Company in receivership and any event which materially impacts the rights of bond holders.

On July 14, 2008, the Company issued two bond series pursuant to the shelf prospectus published by the Company on May 26, 2008. The company allocated a sum of NIS 187,500 thousands par value of registered debentures (hereinafter: "Series 3 Debentures", CPI-linked) , each with a par value of NIS 0.01, in return for financial remuneration of NIS 187,500 thousands. The unpaid balance of the debentures bears an interest of 4.65% per annum, while the principal and interest of the debentures are linked to the known CPI (base: May 2008 CPI). The balance of outstanding debentures (Series 3) as of December 31, 2009, in the amount of NIS 196.7 million, is repayable in equal annual installments on July 10 of the years 2009 through 2018. As of the reporting date, the debentures are not convertible into shares of the Company.

In the months of July and August, 2008, the Company issued expanded a bond series (Series 4) pursuant to the shelf prospectus published by the Company on May 26, 2008. The Company has allotted NIS 235,557 thousand par value in NIS-denominated bonds (Series 4), for total consideration of NIS 240,360 thousand. The unpaid balance of debentures bears an interest rate of 7.45% per annum. The balance of debentures as at December 31, 2009, in the amount of NIS 237.9 million, is repayable in equal annual installments on July 10 of each of the years 2010 through 2015. As of the reporting date, the debentures are not convertible into shares of the Company.

AS part of the issuance of bonds (Series 3 and 4), the Company signed on May 26, 2008 a deed of trust with Hermetic Trust Corporation (1975) Ltd. As part of this deed of trust, the Company committed to indemnify the trustee in certain cases, such as: Expenses incurred by the trustee in the course of managing the trust, expenses related to authority and permission vested in the trustee by the deeds of trust as well as with regard to legal proceedings and claims related to the trust.

The bonds (Series 3) and the bonds (Series 4) may be redeemed immediately in cases such as: Dissolution of the Company, imposition of attachment on its assets, placing of the Company in receivership and any event which materially impacts the rights of bond holders.

For further information regarding these bonds, see Note 9(a) to the Company's financial statements as of December 31, 2009, attached to this report.

Below are details of the volume of loans assumed by the company and the average interest paid thereupon as at December 31, 2009, 2008 and 2007:

31.12.2009		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Effective interest	Repayment Date
Short-term loans	linked to Prime	Banks	91.3	2.40%	2.43%	April 2010
Short-term loans	Linked to Prime	Institutionals	40.0	2.68%	2.72%	2011
Long-term loans	Linked to Prime	Banks	130.7	4.22%	4.28%	2010-2014
Long-term loans	CPI-linked	Banks	28.4	4.87%	4.96%	2010-2015
Long-term loans	Non-linked	Banks	22.8	5.50%	5.61%	2013
Long-term loans	Non-linked	Institutionals	100.0	6.30%	6.40%	2010-2017
Long-term loans - Bond Series 2	CPI-linked	Institutionals	131.3	5.65%	5.65%	Up to 2013
Long-term loans - Bond Series 3	CPI-linked	Institutionals	196.7	4.65%	4.65%	Up to 2018
Long-term loans - Bond Series 4	Non-linked	Institutionals	237.9	7.45%	6.95%	Up to 2015

31.12.2008		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Effective interest	Repayment Date
Short-term loans	Linked to Prime	Banks	77.7	4.50%	4.60%
Long-term loans	Linked to Prime	Banks	94.2			2009-2014
Long-term loans	CPI-linked	Banks	35.3	4.50%	4.60%	2009-2014
Long-term loans	Non-linked	Banks	29.8	5.50%	5.61%	2013
Long-term loans - Bond Series 1	CPI-linked	Institutionals	7.4	3.80%	3.80%	2009
Long-term loans - Bond Series 2	CPI-linked	Institutionals	158.6	5.65%	5.65%	Up to 2013
Long-term loans - Bond Series 3	CPI-linked	Institutionals	190.5	4.65%	4.65%	Up to 2018
Long-term loans - Bond Series 4	Non-linked	Institutionals	235.6	7.45%	6.95%	Up to 2015

31.12.2007		Sources of Finance	Actual Sum (In NIS M)	Average Interest	Effective interest	Repayment Date
Short-term loans	Linked to Prime	Banks	143	4.70%	4.81%
Long-term loans	Linked to Prime	Banks	34	5.70%	5.82%	2012-2014
Long-term loans Bond Series 1	CPI-linked	Institutionals	14	3.80%	3.80%	Up to 2009
Long-term loans - Bond Series 2	CPI-linked	Institutionals	182	5.65%	5.65%	Up to 2013

Subsequent to the balance sheet date, the company assumed a long-term loan, denominated in NIS, from a bank, in the sum of NIS 70 million. To this end, the company undertook a negative lien to the bank.

The Company has also undertaken a negative lien to an institutional entity in connection with long-term credit of NIS 100 million taken from this institutional entity.

In 2006, Frenkel CD, a subsidiary entered into agreement with one of the banks for receipt of long-term loans aggregating NIS 56 million for periods up to 7 years, at interest rates ranging between 4.95% and 5.33% (linked to the Consumer Price Index) as well as a short-term facility of NIS 30.6 million. To receive this credit facility and those loans, the subsidiary has undertaken to comply with financial covenants pursuant to which the subsidiary's shareholders' equity, net of goodwill will be no less than 18.5% of total consolidated balance, net of goodwill. The subsidiary is in compliance with the financial covenants.

Except for the aforementioned commitments of the Company and its subsidiary, the Company does not have additional financial covenants.

As of the reporting date, the company has a banking credit facility of NIS 645.9 million, of which, as of December 31, 2009, a sum of NIS 272.2 million has been used.

On-call loans held by the Company are with a variable interest rate. Interest update is carried out at the time of the Bank of Israel’s change in interest rates. During 2009, 2008 and 2007, the average interest rate in respect of the aforementioned loans was 2.6%-3.1%, 3.8%-5.1%, and 4.3%-5.3%, respectively.

The interest in respect of linked to prime loans was during 2009 between 4.25%-1.8%. The weighted interest in respect of linked to prime loans close to the date of the report was 3.18%.

The average interest rate close to the reporting date was 2.6%.

The Company has repaid  liabilities toward Hogla-Kimberly (an associated company) in 2009, for which it has provided a capital note in the amount of NIS 33 million. For further details see Note 9d to the Company's financial statements as of December 31, 2009, attached to this report.

The corporation has obtained a rating by Maalot (Standard and Poor’s) for the bonds (Series 1-4) issued by the Company; these are rated A+/Negative Outlook. This AA- rating was granted in December 2003, and in February 2008 it was further validated by a rating of (AA-)/Stable. Pursuant to the Company's request to raise additional debt by issuing bonds amounting up to a total of NIS 435 million, the Company was issued, in July-August 2008, a rating of AA- / Negative Outlook for its bond issuance (Series 3 and Series 4), which also applies to all other Company bond series in circulation. On October 5, 2009, Maalot the rating company announced that it has downgraded the Company's debenture series in circulation to A+/Negative Outlook, due to the crisis in the global business environment and the rise in financial leverage. The rating was conditional on the Company's meeting certain financial ratios. For details see the Company Report dated October 5, 2009.

The Company forms part of the IDB Group and is therefore influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which include amongst others, limits regarding the volume of loans an Israeli bank can issue to a single borrower; to a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and "borrowing groups” at a bank corporation. IDB Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the ability of member companies in Hadera Paper Group to borrow additional sums from Israeli banks as well as upon their ability to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

16.	Taxation

For details see note 12 of the financial statements of the Company as of December 31, 2009 attached to this report.

17.	Insurance

The company and its subsidiaries are insured by Clal Insurance Ltd., a company controlled by IDB Development, under the insurance policies specified hereunder: (a) Fire damage and loss of revenue insurance; (b) Terror damage insurance; (c) Mechanical breakage insurance; (d) Employer liability insurance; (e) Third party insurance; (f) Goods-in-transit insurance; (g) Product liability insurance; (h) Installation insurance for Machine 8  and (i) Senior officers liability insurance (as set forth in section 13.4.4 above). The policies are at market terms and in effect until May 31, 2010 (except for the insurance for the installation of Machine 8 which will expire upon the conclusion of the machine's running-in period, following which the Company will take steps to include the proper insurance coverage for the operation of Machine 8 in the Company's existing property and elementary insurances. The Company has also a mandatory and comprehensive insurance for vehicles, which have undergone a change in the terms of insurance (insurance premiums versus deductible). In addition, the Company has additional insurance policies in immaterial amounts, such as marine insurance, credit insurance and overseas travel insurance. In the Company's estimation, the Company has appropriate insurance coverage.

18.	Material Agreements

18.1.
Letters of indemnification - Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issues letters of indemnification to all the directors and senior officers of the company, including directors that are considered controlling shareholders in the company (Mr. Zvika Livnat and Mr. Itzhak Manor), as they may be from time to time. Under the letters of indemnification, the company provides all the directors and senior officers therein, as they may be from time to time, indemnification in advance, in accordance with the company's Articles of Association and the provisions of the Companies Law in respect of any liability or expenses imposed on the senior officer in consequence of actions he has taken and/or will take by virtue of being a senior officer of the company, which are related directly or indirectly, to one or more of the type of events outlined in the letters of indemnification, such as: (a) transactions and/or actions executed directly and/or indirectly in the course of Group business; (b) offering, issuance and buy-back of securities by the Company or by Company shareholders; (c) any event arising from the Company being a public company, or arising from the fact that its shares have been offered to the public or arising from the fact that its shares are traded on a stock exchange in Israel or overseas; (d) events related to investments made by the Company in any corporation; (e) action with regard to obtaining licenses and permits; (f) action directly or indirectly related to employer/employee relationships within the Company or to the Company's trade relationships; (g) action with regard to any statutory reports or notices filed; (h) provision of information required by statute to companies that are interested parties in the Company; (i) actions with regard to voting rights in investees; (j) all of the aforementioned transactions, actions and events shall include all decisions, agreements, notices, disclosure documents and reports related thereto, as well as any other matter related to any of the foregoing, either directly or indirectly, whether or not the aforementioned transactions and/or actions are completed for any reason whatsoever.

The amount of indemnification pursuant to all the letters of indemnification that have been provided and/or will be provided to the senior offers and employees of the company, shall not exceed a cumulative sum equal to 25% of the company's shareholders' equity in accordance with the last consolidated financial statements published prior to the actual provision of indemnification. It is furthermore noted that, in the event where a senior officer receives indemnification from the insurer of the senior officers' insurance policy, concerning the matter which is the subject of indemnification, the indemnification shall amount to the difference between the amount of financial liability imposed on him and legal expenses, and the amount received from the insurer in respect of the same matter, provided the amount of indemnification to which the company has committed does not exceed the maximum amount of indemnification

18.2.
Agreement regarding the sale of holdings in TMM – in February 2007, the Company closed a transaction (based on an agreement dated January 2007) whereby it sold to CGEA all its direct holdings in TMM (by means of a complete tender offer issued by CGEA) and indirectly (by means of the sale of Company holdings in Bartholome to CGEA) all in exchange for total consideration of NIS 27 million, so that Hadera Paper has ceased to be a shareholder in TMM.

18.3.
Agreement for leasing of a Logistics Center: On November 3, 2008, the Company's General Meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Land Ltd. ("the lessor"), a public company controlled by the Company's indirect controlling shareholders, whereby the Company would lease a plot in Modi'in with an area of 74,500 square meters, as well as buildings to be constructed by the lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center, industrial and office space ("Logistics Center") for the Company's subsidiaries and associated companies, which would - in part - replace existing lease agreements. The Leasing Period shall be 15 years from the date of receiving possession of the Leased Property. The Company will also hold an option to extend the lease by an additional 9 years and 11 months. For further details, see the Company's reports dated September 25, 2008.

19.	Legal Proceedings

There are no material legal proceedings filed against the Company, and no material demands by any government authorities. With regard to legal proceedings described in the financial statements, see Note 13 to the Company's financial statements as of December 31, 2009 attached to this report.

20.	Business Objectives and Strategy

Hadera Paper, together with its strategic partners in various fields (associated companies) aspires to continue to develop its business both in Israel and abroad, while being rigorous about its market leadership and innovation at the same time, and while constantly improving its products and customer service. This is in addition to expanding its production capacity, broadening its basket of products and its span of activity, while simultaneously continuing to improve efficiency in all production cost components.

Hadera Paper examines from time to time, subject to business opportunities and the company's decisions on this subject, the inclusion of strategic partners for its activities that are currently carried out by wholly-owned subsidiaries.

As part of the above mentioned measures, the Company is initiating steps to achieve synergy between the Group’s companies in order to gain economies of scale for the Group and gain more efficiency and cost cutting, including energy and raw materials costs.

The company continues the implementation of cross-organizational plans: The Talent Management program, within whose framework management reserves at the group are being mapped and identified, as well as an organizational program for management development. For details see section 13.1, above.

In addition, the company has adopted a plan for the implementation of work processes and marketing approaches targeted on institutional markets, for the intensification of the companies' added value in client perception and the improvement of loyalty premium and price on the basis of differentiation of products and service.  The company also adopted a center lining program for improving the efficiency of production lines and operational performance.

The company has performed a reorganization of its purchasing system in order to bring about savings in the group's purchasing costs, as well as a Spend Analysis process, for defining the main purchasing categories and the potential for synergy and savings across the entire group. The purchasing empowerment process has been continuing in 2009 as well and is already realizing considerable savings in the purchasing of materials, products and services by the Group's member companies.

At the same time, the company has been conducting marketing activity according to the B2B client orientation, aimed at creating a business client focus based on the understanding of the clients' needs, their value to the company and their prioritization, to create an advantage and differentiation in company solutions, which would enhance loyalty and improve premiums relative to competitors. This would also include marketing communication operations opposite the target audiences in order to strengthen and position the company brand.

The company has also been implementing a pro-active approach with respect to safety and management culture, under which employees should identify risks and take action to prevent them, in order to minimize safety events, increase the information on risks and expand the cooperation between managers and staff on the subject of safety, quality and other activities in the company.

These measures, along with focusing on efficiency cost-cutting measures, are intended to compensate for the escalating competition in the anticipated erosion of selling prices in the currently challenging business environment, while bringing about improved profitability.

As stated in section 9.1.4.3, above, in the production of packaging paper, pursuant to the approval of the Board of Directors, the company is running in the new facility for the manufacture of packaging paper (Machine 8), that will allow the company to meet the growing demand of the domestic market, at a more competitive cost to the company and with a higher paper quality relative to imports. The operation of the new paper packaging machine requires doubling, over the coming years, of collection volume of paper waste to serve as raw material for packaging paper production. Accordingly, the company, through Amnir, is working to continue to increase the quantity of paper waste collection that serves as a raw material for the production of packaging paper over the next several years, in preparation for the operation of the new machine, among others, by expanding the collection of paper waste among existing clients and developing new sources of collection, adapting the organizational structure, examining an alternative site and accumulating inventories.

As of the report date, the Company is reviewing and promoting the installation of a power plant intended to provide steam and electricity for the production system in Hadera, and to sell surplus electricity to the Israel Electric Company (IEC) and/or to private customers, at a scope of up to 230 MW. The power plant, should it be installed, is planned to operate on land acquired for this project adjacent to the Company facility in Hadera, and is to be operated by natural gas. The decision regarding the approval of the power station project is being delayed as a result of the need to await a more stable business environment in terms of the possible gas sources, in order to complete the engagement for the purchase of the natural gas that is required, within a range of prices that would be competitive in relation to the anticipated prices of electricity. The Company is also reviewing a multi-stage approach to construction of the power plant.

The above information regarding construction of the power plant constitutes forward-looking information as defined in the Securities Act, based on company estimates as of the report date. This estimate may not materialize, in whole or in part, or may materialize differently due to, inter alia, changes to the Company's work plan, obtaining regulatory approvals, market conditions, economic feasibility review, dependence on external factors or any of the risk factors set forth in sections 9.18 and 22, below.

In the area of office equipment, the company's goals are to continue the reinforcement of Graffiti's position as a leading company in the direct supply of office equipment to institutions and businesses in Israel ("B2B"), while focusing on expanding the range of products offered to existing clients, expanding operations vis-à-vis potential clients for the purchase of a wider product range and expanding the use of the e-commerce site.

Moreover, as stated in Section 9.14 above no, the Company is working to encourage a reduction in the wastewater being transferred to the Hadera Stream from the company site and to transfer part of that runoff for reuse at the site, while developing new technologies for softening and desalinating wastewater.

Regarding the strategic Investment in Turkey, see Section 23.3, below.

The company also continues its efforts to promote the processes of innovation in the group's companies by developing new products and through competitive differentiation. For details regarding the development of paper from recycled, pulp-replacement fibers, see Section 9.4, above.

The company's strategic goals as laid out above are based on the company's objectives and ambitions as of the reporting date and could change in accordance with the relevant decisions made by the company.

Said information is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on information existing in the company as of the date of the report. These forecasts and estimates by the Company may not materialize, in whole or in part, or may materialize in a manner significantly different than that expected. The major factors that could impact this are business opportunities the company may have, dependence on external factors, changes in demand and supply, developments and changes in regulation and/or realization of any of the risk factors outlined in sections 9.18, 10.14 and 22, below.

21.	Anticipated development over the next year

As of the report date, the Company is reviewing and promoting installation of a power plant which would provide steam and electricity to the Hadera production plant, and would sell surplus electricity to IEC and/or to private customers - for further details see section 20 above.

For details regarding the transition to the new Logistics Center, See. Section 18.3, above.

For details regarding Machine 8, see Section 9.1.4.3, above.

The company's assessments regarding the power plant project constitute forward-looking information, as defined by the Securities Law, based on information held by the Company as at the date of the report. These estimations may not materialize, in whole or in part, or even materialize in a manner essentially different than expected. Major factors which may impact this include changes to market supply and demand, changes to company plans, obtaining regulatory authorization and/or materialization of any of the risk factors set forth in sections 9.18, 10.14 and 21, below.

22.	Risk Factors

22.1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant entities, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

22.2.	Macro-Economic Risk Factors

22.2.1.	Macro-economic factors

22.2.2.	Economic, political and social situation

The Group is dependent upon the economic situation in Israel and worldwide.

In September 2008, a significant additional upheaval took place in global financial markets, with the collapse of several very large financial entities in the United States and several other countries. The escalation of the said crisis resulted in severe damage to global capital markets, downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and in the worsening of the credit crunch that started in the wake of the subprime mortgage crisis. Alongside the said global financial crisis, several events occurred in the Israeli economy over the past several months, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS, as well as high inflation rates in the local economy.

As at the date of the report, it appears to be impossible to predict whether the economic implications of the said crisis have ended, despite the initial signs of recovery in the global and local economy.

An economic slowdown in Israel or globally, or a persistent recession and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the company and the group's companies. In addition, these circumstances could reduce the demand for the company's products, and as a result hurt sales, financial results and profitability.

22.2.3.	Inflation

Since the Company has significant excess liabilities linked to the Consumer Price Index, primarily in respect of bonds issued by the Company, amounting to NIS 356 million in total, a high inflation rate may cause significant financing expenses. The Company occasionally enters into hedging transactions to cover the said exposure on account of the liabilities. The company is examining the cost of hedging as opposed to the relevant exposure and is operating accordingly to hedge the risk.

A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The company continues to regularly monitor quoted prices for covering its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

The company also enjoys natural hedging due to the current debt of an associated company that is linked to the consumer price index.

22.2.4.	Exposure to Exchange Rate Fluctuations

The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar.

Economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

Pursuant to this purchase of equipment for Machine 8, whose prices are denominated in euro, true to December 31, 2009, the company has entered into force transactions on the euro in the sum of €11.5 million, to hedge against the cash flows, regarding the completion of payments for the acquisition of the fixed assets acquired from the equipment vendors of Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

22.2.5.	Interest Risks

The company is exposed to changes in interest rates, primarily in respect of bonds it has issued in the amount of NIS 565 million, as at December 31, 2009. For details see section 15, above.

22.3.	Sector-Specific Risk Factors

For details regarding sector-specific risk factors, see Section 9.18, above for the packaging paper and recycling sector, Section 10.14.1 above, for the office supplies marketing sector and Section 11.17 above, for packaging products and cardboard.

22.4.	Special Factors

22.4.1.	Accounts Receivable Risks

Most of the sales of the Company and its associated companies are made to many customers in Israel, with some sales being made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. The companies regularly examine the quality of accounts receivable in order to determine the sum of provision that is required for doubtful debts, especially in view of the lessons of the global financial crisis. The company's exposure to accounts receivable risk is measured according to the quality of the client and volume of the exposure thereto in terms of the total credit.  The financial statements reflect appropriate provisions for doubtful debt.

22.4.2.	Group of Borrowers

As the company is part of the IDB Group, the group may be affected from the directives of proper banking management of the Supervisor on Bans which, inter alia, include restrictions on the amount of loans an Israeli bank may provide to a single borrower and to a group of borrowers. IDB Holdings and some of the companies in the IDB Group are considered as one group of borrowers. This may, under certain circumstances, affect the company's ability to borrow funds from an Israeli bank.

As to the risk factors in each of the company's sectors of operation, see sections 9.18 and 10.14, above.

22.5.	The extent of impact of risk factors

Following below is a list of the risk factors and their influence upon the Company: For details regarding the company's assessment of the type and degree of influence of the sector-related risk factors, see Sections 9.18.1 and 10.14.1, above.

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence
Macro-economic factors		• Economic, political and social situation • Exposure to Exchange Rate Fluctuations	• Interest Risks • Inflation
Special Factors		• Accounts Receivable Risks • Group of Borrowers

23.	Investments in Associated Companies

Following below is a description of the Company's principal associated companies. The results of operation of these companies are not consolidated in the Company's financial statements and are presented as part of "Investments in associated companies" in the company's financial statements.

23.1.	Mondi Hadera Paper

Mondi Hadera manufactures fine paper, and sells imported paper, such as coated paper and special paper, complementary to its product range. Additional details concerning Mondi and its activities will be given below.

23.1.1.	General

Mondi Hadera Paper Sector

23.1.1.1.
The Mondi Hadera sector of operations deals in the production and marketing of fine paper, including special paper and coated paper. The Mondi Hadera operations of performed by the company through the associated subsidiary, Mondi. Mondi and its competitors in the sector market fine paper to active customers including printers, publishing houses, marketers of office supplies, producers of paper products such as notebooks, envelopes and so on, as well as to wholesalers that operate vis-à-vis smaller customers. Products from a variety of producers are marketed in the economy. These products differ from each other only slightly in their  technical characteristics, and all the competitors are importers rather than local producers.  The fine paper market in Israel is a stable market marked by slow growth, where the influencing variables consist primarily of supply and demand globally for paper products, coupled with the level of economic activity in the local market, that affects the quantity of printing and publication products.  Most of the products marketed in this area in Israel, are manufactured products in which the company possesses an advantage, the local producer, capable of supplying small quantities at short lead times. Although there also exist imported products. You to entrance barriers into the sector, as detailed below, the structure of competition in the area is relatively stable.

23.1.1.2.
Mondi is a private company established in late 1999 as part of a transaction between the Company and Austrian company Neusiedler Holdings BV, which as of the report date constitutes part of the Mondi AG Group, owned by Mondi Plc. Neusiedler Holdings  BV operated under the Mondi Business Paper Ltd. Group (Hereinafter: "MBP") and in February 2000, MBP acquired 50.1% of Mondi's shares (which prior to the transaction had been spun-off and transferred to Mondi, which was incorporated for this purpose).

Following the transaction, as of the date of this report, Mondi’s current shareholders are Hadera Paper (which holds about 49.9% of Mondi’s issued capital) and Neusiedler Holdings BV, a company that belongs to the Mondi AG Group (which holds 50.1% of Mondi’s issued capital).

23.1.1.3.	Below are the major agreements between Hadera Paper and MBP in accordance with contracts signed by the parties (hereinafter in this section jointly: "the agreement").

(a)
For as long as any one of the parties, Hadera Paper or MBP, holds at least 49% of Mondi's share capital, the number of board members each shareholder is entitled to appoint will be the same. In accordance with the aforesaid and as of the date of this report, Mondi’s Board of Directors has six directors, three appointed by the Company and three appointed by MBP. The Board of Directors’ decisions are accepted by a majority vote. Investments up to $250,000 can be approved by MBP’s appointed directors only. The chairman of the Board of Directors is appointed from among the MBP directors, while the deputy chairman is appointed from among the Company's directors. The Board of Directors appoints the Mondi CEO, the COO, Marketing Manager and the CFO.

(b)
Pursuant to the agreement, each of the parties has a right of first refusal whenever the other party may wish to sell their holdings in Mondi, subject to terms and conditions set forth in the agreement. Should certain material events take place as described in the Agreement (such as: Any intentional breach of certain provisions of the agreement, insolvency of any of the parties or imposition of an attachment to enforce a judgment against any of the parties for a material amount as set forth in the agreement) shall give the other party an option to acquire the other party's entire holdings in Mondi. Should certain events take place as described in the Agreement (such as: An intentional breach of the Agreement by the Company), the Company has granted MBP the option to sell it all of its holdings in Mondi to the Company. In case of such an option being exercised, the sale price shall be determined based on a valuation, with Mondi's value not being less than the minimal amount set forth in the agreement.

(c)
MBP was granted an option, unlimited by time and realizable at any time, pursuant to which MBP will be eligible to sell its holdings in Mondi to the Company at a price 20% lower than Mondi’s value (as defined in the agreement), with this value being no lower than the sum set forth in the agreement. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time. Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option in the financial statements. As to the accounting implications, see Note 17j to the Company's financial statements dated December 31, 2009, attached to this report.

(d)	The process for constructing Mondi's budget will be made in accordance with MBP’s requirements. MBP is entitled to appoint Mondi’s auditing CPA.

(e)	The agreement includes provisions with regard to resolutions passed by the Board of Directors and the general meeting of shareholders in case of a decrease in the parties' holdings.

(f)	Pursuant to the agreement, all resolutions at the General Meeting shall require a 75% majority.

(g)
In accordance with the Agreement’s terms, the Company supplies Mondi with various services such as infrastructure and maintenance services, as well as leasing it real estate and buildings required for its activity. On its part, MBP grants Mondi technical assistance, as well as assistance in marketing Mondi’s products in Europe and the rest of the world, which during 2009 was only marginally utilized by Mondi. The services provided by the shareholders, as aforesaid, are given in lieu of payment that reflects market prices. Furthermore, according to the Agreement and subject to the License Agreement signed by Mondi and MBP, MBP will allow Mondi the use of its brand names in exchange for covering the cost and without payment of royalties.

(h)	Pertaining to the shareholders’ agreement concerning the limitations upon dividend distributions by Mondi, see Section 23.1.2, below.

(i)
The agreement also contains non-competition clauses between the parties in Mondi's operating segments - during the term of the agreement and a further term thereafter, all in accordance with the terms and conditions set forth in the agreement.

(j)
The Agreement shall be valid until such time as: (a) The shareholder’s entire holdings in Mondi will be transferred; (b) a joint decision to terminate the Agreement; (c) Mondi’s bankruptcy, insolvency or liquidation.

After a period of 20 years, from November 1999, each party will be eligible to terminate the Agreement by written advanced notice. If the Agreement is not terminated after the 20 years as aforesaid, the Agreement is renewed for additional periods of 10 years each time while it can be terminated by written advanced notice of 5 years.

23.1.1.4.	Critical success factors in the Mondi Hadera Paper sector of operations and changes therein

Several critical success factors may be indicated for Company operations in the Mondi Hadera Paper sector, which impact its operations:

(a)
Investment in necessary production equipment - Machines used in paper production are very costly, in terms of both acquisition and maintenance cost. Consequently, financing capabilities and the ability to raise funds, constitute an advantage in the sector of operations.

(b)
Local producer - In this operating sector, a local producer enjoys a significant advantage over imports, as the former is able to ensure a constant supply of the product, at a relatively short lead time and at the size and quality required by customers, thereby saving them the need to maintain large inventories.

(c)	Product quality - The high quality of products is a critical success factor in the sector.

23.1.2.	Dividend distribution

Mondi did not distribute any dividends to its shareholders during the past two years. As of December 31, 2009, Mondi has earnings of NIS 111,026 million available for distribution.

In accordance with the agreement between Mondi’s shareholders, and in the absence of any other decision, no dividend shall be distributed that will result in a drop in the equity ratio to 30% or less than the balance sheet total. In addition, pursuant to financial covenants which Mondi has undertaken to the banks, for the purpose of receiving credit facilities, the ratio of shareholders' equity to total assets will not be less than 22% and therefore, no dividend will be distributed as a result of which the ratio of shareholders' equity to total assets will fall below 22%. As of the date of the report Mondi meets the financial standards detailed above.

23.1.3.	Distribution of revenues and profitability of products and services in the Mondi operating sector

The following data presents the distribution of revenues from products and services in 2009, 2008 and 2007 in NIS millions):

NIS millions	2009		2008		2007
	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues
Sale of fine paper	669.2	100%	732.3	100%	770.0	100%

The selling prices of fine paper on the global market are affected by the ratio of supply to demand and the ability of the companies to raise prices  as a result of changes in input prices. Starting in mid-2008, a trend began consisting of the sharp drop in pulp prices (principal component in paper production) and following a lack of demand in relation to the supply of paper, global paper prices began to fall, in line with pulp prices. This has led to a decrease in the revenues of the company. Despite the decrease in the turnover of the company, the company operations generated operating profit between the years 2007 and 2009.

For further financial information about Mondi, see its financial statements as at December 31, 2009, attached to this report.

23.1.4.	The economic environment and the impact of external factors on Mondi’s operations

Due to the global economic crisis in 2009, a deterioration was recorded in the ratio between the demand and supply for the paper products sold by Mondi. This deterioration led to an erosion of the Mondi selling prices. On the other hand, the cost of pulp, that is the principal raw material in the manufacture of paper, fell sharply in relation to the prices in 2008 (by a rate of approximately 33% in relation to the prices in 2008 in dollar terms), following a climb in prices in 2008 (by a proportion of approximately 12%, in relation to 2007 in dollar terms). Due to this decrease in the cost of pulp, together with the drop in energy prices (and its impact on electricity prices and input prices) and chemicals, the company managed to improve its profit margins in relation to the profitability in the years 2007-2008.

23.1.5.	Products and Services

23.1.5.1.	Manufacture of Fine Paper

Mondi is the only manufacturer of fine paper in Israel. However, there are many importers operating in the Israeli market who import fine paper, mostly from Europe.

The scope of Mondi’s annual production of fine paper totaled about 139 thousand tons in 2009 versus about 144 thousand tons in 2008 and about 142 thousand tons in 2007. The rise in manufacturing productivity in the years 2007-2008, originates from the realization of production objectives defined in Mondi's construction project for its paper machine (below in this chapter: "The Machine”) as carried out during 2005, whose aim was to improve paper quality and increase the manufacturing capacity to at least 137 thousand tons (see Section 23.1.10, below). The efficiency of the machine took a turn for the worse in 2009, as a result of mechanical failures during the year.

Efficient operation of the machine along with increasing its operating speed contributed to the rise in Mondi’s production volume. Increasing production volume was another significant factor in getting Mondi back to profitability in 2007-2008.

During 2009, approximately 106 thousand tons of paper produced by Mondi were marketed in the local market. The remainder, consisting of some 38 thousand tons, was designated for direct export to the United States, Italy, Egypt, Jordan and Turkey. In 2009, Mondi expanded its direct exports to additional countries such as the United States and Italy, that are characterized by profit margins that are higher than those in Middle Eastern countries. In parallel to the rising direct exports to middle eastern markets in the years 2008 and 2009, Mondi led to the cancellation of exports through MBP to Australia and the Far East. In Mondi’s estimation, this trend will continue in the coming years and the scope of Mondi’s exports to United States markets may even increase.

The above information concerning the transition of Mondi’s direct export to the US and Middle-East markets constitutes forward-looking information as defined in the Securities Act, and comprises forecasts and estimations whose realization is not absolute and is based upon Mondi’s existing information as of the date of this report. Mondi’s forecasts and estimations may not actualize, in whole or in part, or even actualize in a manner essentially different than expected. The major factors that could influence this are dependent upon external factors, developments and  changes in regulation in the sector of operations, changes in supply and demand, Mondi’s marketing success and/or the realization of any of the risk factors listed in Section 23.1.17, below.

In 2009 there was a quantitative increase in sales to the domestic market of 4,000 tons (approximately 3.9%), while in 2008 the Company recorded a quantitative decrease in sales to the local market of 500 tons compared to 2007 (approximately 0.5%). Despite the quantitative increase, Mondi recorded a decline in the sales turnover to the domestic market in 2009 of NIS 29 million as compared with 2008, primarily as a result of the erosion of selling prices. In 2008 there was a decline in Mondi's sales turnover to the domestic market of NIS 14 million, as compared with 2007. The sales turnover in 2007 rose by NIS 58 million in relation to 2006.

In 2009, Mondi's sales to direct exports increased by NIS 9 million, as compared with 2008, while in 2008 sales increased by NIS 3 million as compared with 2007. In 2007, sales to direct exports fell by NIS 16 million as compared with 2006.

In direct export markets, an increase of 400 tons (approx. 1%) was recorded in 2009, as compared with 2008, while in 2008 there was an increase of 3,000 tons (approx. 8%) as compared with 2007.

23.1.5.2.	Sales of imported paper

As aforesaid, Mondi compliments its basket of products by the importing of paper(such as coated and special papers that it does not manufacture) from Europe, and the Far East. In 2009, the annual scope of Mondi’s imports stood at about 37 thousand tons of paper, which are marketed only in the local market, as compared with 39 thousand tons in 2008 and approximately 42 thousand tons in 2007.

Amongst Mondi’s suppliers of paper are Stora Enso and the APP Group, who are its main suppliers of different types of coated papers. The contract with STORA ENSO is based on commercial agreements determined as needed, according to the level of demand for such products. The association with the APP Group dates back to July 2006 through a number of suppliers from China belonging to the APP Group (one of the largest groups in the global sector of coated papers). The agreements with the APP Group, as aforesaid, are valid for a period of two years, until June 2008, with an automatic extension for an additional year, except in the event that any party to the agreement notifies in advance that it does not wish to continue the association. Under the aforesaid agreements, there exists an obligation on Mondi’s part to purchase from suppliers in the APP Group, as aforesaid, in an amount of no less than some 15 thousand tons per year.  The company began working with an additional supplier in 2009 - Moorim Group - that is also one of the largest global producers of coated paper.

23.1.6.	Customers

Mondi markets its products to a wide range of customers in Israel and overseas. Mondi has about 700 customers in Israel, where the main ones include printers (18%), paper wholesalers (17%), office supplies wholesalers (24%), paper products manufacturers (22%) and end-users. Mondi markets abroad to big wholesalers in the paper sphere as well as to big printers and manufacturers in Jordan.

Mondi is not dependent upon any single customer or group of customers that might significantly influence its operations. Furthermore, Mondi does not have any revenues from any single customer that constitute more than 10% of its total revenues.

23.1.7.	Marketing and Distribution

Mondi possesses a local distribution system that provides it with the ability to market its products to a variety of its customers operating within the Israeli market. During the years 2006-2009, Mondi worked to expand its distribution network, and even secured institutional tenders, including the provision of distribution services to customers down to the end-user level.

Distribution to Middle-East customers is carried out to border points (to Egypt via the Nitzanim Terminal and to Jordan via the Sheikh Hussein Bridge), with the transportation from these border points to the actual customer being done at the customers' expense. The distribution to additional export customers, including the United States, is made to the closest Marine Port in proximity to the customer's place of business.

Mondi distributes its products from three logistic sites throughout Israel.

The largest and main one is the Company’s site in Hadera, next to Mondi’s production and finishing installations. Most of the imported paper is also received at this site, and paper designated for exports is sent from there, by transfer to containers sent off to the ports by truck. At the time of the report, about 142,000 tons annually are distributed (some of the imported paper is sent directly from the port to the customer). This site serves Mondi largest customers throughout Israel.

The second largest site is located in Holon, and products are distributed from this site to Mondi customers in the Greater Tel Aviv Area (Dan region) and Jerusalem, to those who do not have the capacity to take in large quantities of paper, or customers demanding an immediate level of service. Distribution is performed from this site via trucks owned by Mondi, as well as via trucks belonging to Mondi customers.

The third site is located in Nesher, next to Haifa, and serves customers in the north. This site operates in a manner identical to the Holon one, albeit on a smaller scale.

Mondi sales are mostly sales from existing inventories, and are not performed by advance orders.

As of the date of the report, Mondi is not dependent upon any single marketing channel listed above in this section.

23.1.8.	Order Backlog

Mondi has no order backlog. The orders are made with short lead times and on the basis of customer forecasts.

23.1.9.	Competition

The entry barriers to manufacturing fine paper are high due to the heavy investments in paper machinery required for its production. On the other hand, Mondi is exposed to competition from paper importers who do not come up against entrance barriers to the Israeli market. As there are no restrictions, obstacles or customs imposed on paper imported into Israel, Mondi must constantly maintain its advantages as a local manufacturer, such as availability, flexibility, service and quality, in order to deal with its competitors.

Mondi’s main competitors are the following paper importers: Niris Ltd., Ronaimer Ltd., Allenper Trade Ltd., Mei Hanahal Ltd. and BOR Ahvat Havered Ltd. Mondi estimates its market share in the local one to be approximately 50%. We emphasize that the aforementioned market share is based on Mondi's internal assessment as of the report date.

Project the global economic crisis, competition on the part of paper import this has increased and consequently, surplus supply has been created in the fine paper market at dumping prices. On February 26, 2009, the Company announced that as a producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: "the Supervisor") concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

23.1.10.	Output Capacity

Under Mondi’s proprietorship is a paper production machine for fine paper. As of the date of this report, it is operating at full capacity all year round, 24 hours a day, in 3 shifts (except for planned maintenance stoppages). Furthermore, under Mondi’s ownership is machinery for processing the aforesaid products which work at high production (about 55%) in 2-3 shifts as needed.

23.1.11.	Fixed assets, real estate and facilities

Mondi leases most of its areas and the buildings used for production and storage in Hadera from the Company. The lease term is 24 years and 11 months, starting in November 1999. Pursuant to the agreement, each party is entitled to cancel the agreement by providing an advance notice of 10 years, in addition to which each party is entitled to cancel the lease of parts of the leased property by providing a one-year advance notice. Furthermore, the distribution sites in Holon and Nesher are leased to Mondi by third parties unconnected to Mondi. The lease agreement for the property in Holon is effective until year-end 2010 and Mondi has an option to extend the agreement for an additional two-year period, while the lease agreement in Nesher is effective until February 2010, while Mondi has options to extend these agreements for an additional two-year period.

The Mondi distribution site in Holon is scheduled to relocate to the new Logistics Center in Modiin at the end of 2010. For details regarding the Logistics Center, see Section 18.3 above and Note 13e to the company's financial statements as at December 31, 2009.

In 2005, Mondi performed construction on its paper machine in order to improve the quality of paper and increase the output capacity by about 10,000 tons per year, to 137,000 tons. Mondi also invested in another cutting line (from rolls produced on the machine into sheets and packages, and their packaging).  These investments came to a total of $11.9 million. In light of these heavy investments, Mondi’s routine investments during 2006 and 2007 diminished to insignificant sums. Additional improvements were made to the machine beyond the original aforesaid construction goal but by insignificant amounts. During 2008, Mondi’s paper machine production output reached about 144 thousand tons. The investments made by Mondi in 2008 and 2009 were and immaterial sums of approximately $2.7 million and $1.1 million, respectively and consisted exclusively of maintaining the current state of affairs.

23.1.12.	Human Resources

Mondi’s most important and main resource is its human capital. Mondi places at the top of its objectives, the development of its human capital and invest efforts in worker training and further education, including specific training for different appointments.

Mondi also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

All Mondi employees are employed by Hadera Paper and are subject to Hadera Paper's wage agreements. According to the agreement between Mondi's shareholders, Mondi’s employees are on loan from Hadera Paper and Mondi undertakes their employment costs.

Over the last few years, Mondi implemented far-reaching cutbacks in manpower, as part of the comprehensive streamlining process it implemented, and the work force was scaled back from 359 employees in 2000 to 318 at the end of 2009.

The employees are engaged under two types of agreements as of December 31, 2009:  225 employees are employed under a collective labor agreement, while 93 are employed under personal employment contracts.

Mondi has a stock option plan for its senior managers.  The annual bonus is determined in consideration of meeting objectives, inter alia. Mondi’s CEO was allocated options in 2008, 2007, 2006 and 2005 under the MBP Group’s managerial bonus plan. During the first quarter of 2008, approval was given for granting stock options exercisable into Hadera Paper ordinary shares, to a number of Mondi senior executives under Hadera Paper’s senior employee compensation program. For details see Section 5.2, above.

The accounting expenditure recorded for 2009, 2008 and 2007 - due to the granting of options to employees who were granted them subsequent to 2005, are insignificant for Mondi.

Mondi is not dependent on any particular employee out of the company's total employees.

23.1.13.	Raw Materials and Suppliers

For its operations, Mondi requires the raw materials listed below:

23.1.13.1.
Pulp - The principal raw material used in the production of paper is pulp. Engagement for purchase of pulp is performed in a centralized manner for Mondi and for MBP (the parent company) and for other plants in Europe, allowing for a constant supply of pulp as well as economies of scale. Under the annual negotiations that are conducted between MBP (in coordination and in cooperation with the responsible officer at Mondi) and pulp suppliers, framework agreements are made between them and MBP which obligate them to supply a certain amount of pulp to the MBP Group (with Mondi included therein). These agreements do not set pulp prices, which are set in a routine manner according to pulp’s global market prices every month. Mondi pays the pulp price directly to the supplier and pays a commission to MBP exclusively in order to cover its costs. Mondi purchases 109,000 tons of pulp per year, of three principal types, at a financial value of $54 million per year. All the pulp is purchased overseas within the framework of long-term contracts, which include mechanisms for price adjustment and suppliers’ undertakings to ensure the supply of pulp from alternative sources in the event that the supplier cannot provide the agreed quantity. There is a relative flexibility in the demand for types of pulp, with shifting from one type of pulp to another, and as the world pulp market is quite a large one relative to Mondi use, Mondi is in effect not dependent on any particular supplier or on any particular type of pulp. If need be, it would be possible to purchase any type of pulp in any quantity immediately on the free market. Mondi’s main pulp suppliers and the proportion of pulp purchases are: (1) International Forest Products Corp.  (a supplier based in the USA, purchasing from whom in 2009, 2008 and 2007 amounted to 39%,  34% and 30%, respectively, of total pulp purchasing); (2) Central National Gottesman  (a supplier based in the USA, purchasing from whom in 2009, 2008 and 2007 amounted to 13%,  18% and 10%, respectively, of total pulp purchasing);  (3) Heinzel Zellstof Poels AG (a supplier based in Austria, purchasing from whom in 2009, 2008 and 2007 amounted to 10%, 13% and 10%, respectively, of total pulp purchasing). (4) Soedra Cell International AB (a supplier based in Spain, purchasing from whom in 2009, 2008 and 2007 amounted to 15%, 10% and 16%, respectively, of total pulp purchasing). (5) Grupo Empresarial Ence S.A. (a supplier based in Sweden, purchasing from whom in 2009, 2008 and 2007 amounted to 8%, 7% and 15%, respectively, of total pulp purchasing). (6) Portucel– Empresa Produtora de Pasta e Papel S.A. (a supplier based in Portugal, purchasing from whom in 2009, 2008 and 2007 amounted to 6%, 13% and 16%, respectively, of total pulp purchasing).

In the years 2009, 2008 and 2007, Mondi purchased pulp from International Forest Products Corp., from whom the purchases amounted to over 10% of total purchasing, amounting to NIS 68,465 thousand, NIS 98,000 thousand and NIS 86,310 thousand, respectively, or 14%, 16% and 13%, respectively, of total purchasing from suppliers in said years.

Mondi is not dependent on any particular pulp supplier, not even on MBP, which centrally executes pulp purchases for its subsidiaries.

Mondi is exposed to fluctuations in the price of pulp, used as the main raw material in the production of paper. Unusual rises in the prices of pulp could harm profits, unless the company can realize such rises in the sale price of its products. In 2006 there was a sharp rise in the price of pulp, and a rise in sale prices only partially reflected this rise in the price of pulp. However, during the years 2007-2008, in parallel with the continuing trend of rising pulp prices, Mondi succeeded in raising its sales prices. It should be noted that in the fourth quarter of 2008, the trend reversed itself and pulp prices began to drop sharply, following the lengthy rise in prices as mentioned above. In 2009, global pulp prices fell sharply, while toward the end of 2009, the pulp prices began to rise sharply.

23.1.13.2.
Coated paper - Mondi imports coated paper mainly from APP Group and from STORA ENSO.  Mondi has no dependency whatsoever on APP and Stora Enso as the aforesaid paper suppliers. For additional details concerning the engagement with APP, see Section 23.1.5.2, above.

23.1.13.3.
PCC - Another important raw material in the production of fine paper is PCC (Precipitated Calcium Carbonate). In May 2005, an agreement was signed between Mondi and Swiss company Omya International AG (hereinafter: “The Supplier”) for supplying PCC. In accordance with the aforesaid agreement, the supplier setup a factory in Israel for manufacturing PCC and began supplying it to Mondi in April 2006. The original agreement was for a 10-year term. An amendment to the original agreement signed in early 2009 stipulates that the original agreement would be extended by a further four years through December 31, 2020 and a different price mechanism was put in place, compared to the original agreement, starting from the signing date of the amendment. In September 2005, the agreement was transferred to UniCrystal Shefaya, Ltd. (which changed its name to Oumaya Shefaya, Ltd., an Israeli company wholly owned by the supplier. The transferred agreement reduced the cost of PCC for Mondi both by the price reduction as well as the high technological efficiency of the purchased product. Mondi does have a dependency on the aforesaid PCC supplier. The percentage of purchasing from this supplier in 2009, 2008 and 2007 was 4.2%, 2.4% and 2.1%, respectively, out of total raw material purchasing by Mondi.

23.1.13.4.
Starch – Mondi purchases starch from Galam Ltd. (hereinafter: "Galam"), used by Mondi in paper production. Until 2009, Mondi was dependent on Galam as a single producer of starch in Israel, however, following the appearance of competing imports of starch, at prices competitive to those of Galam, this dependence has now decreased significantly. The engagement with Galam is for 11 years, terminating in 2011. Should Mondi's contract with Galam be terminated and not be renewed, Mondi would be required to import starch, which - in the past - would have increased its expenses for purchasing starch from alternative sources, such as Mondi's overseas suppliers, however, as mentioned above, due to competing imports, it appears that the expense for acquiring starch will not rise significantly. The percentage of purchasing from this supplier in 2009, 2008 and 2007 was 3.6%, 3.1% and 2.4%, respectively, out of total purchasing by Mondi.

Toward the end of 2009, starch prices (derived from corn prices) fell sharply by 23%. In late 2008, the price of starch started trending downwards, and the first order for 2009 was at prices reflecting a 30% decrease over prices in 2008.

The company has additional exposure to chemical inputs, in accordance with changes in global market prices.

The above information with regard to manufacturing costs, constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by Mondi which are not certain to materialize and are based on information available to Mondi as of the report date. Mondi’s forecasts and estimations may not actualize, in whole or in part, or even actualize in a manner essentially different than expected. The main factors that could affect the aforesaid are dependence on external factors, changes in demand and supply in the market, and/or realization of any of the risk factors detailed in Section 23.1.22, below.

Mondi imports pulp and supplementary papers in foreign currency. As a result, there is a risk arising from fluctuations in the exchange rate (for further details of the aforesaid risk, see Section 23.1.22, below). In 2008 Mondi began making transactions to hedge against exposure to negative cash flows in US dollars, but during 2009, in accordance with the MBP Group's policy, it discontinued performing hedge transactions.

The paper mills, by nature, are also heavy energy consumers, and a global rise in the price of energy had a negative effect on the Mondi profits.

23.1.14.	Working Capital

As of the date of this report, Mondi’s working capital, as a percentage of its sales, stands at 19.4%. Mondi makes a policy of closely controlling its working capital, to ensure it is equal to the level required operationally.

Mondi’s inventory is managed by its logistics department. Stocking up on the purchased inventory of raw materials, auxiliary materials and finished products is carried out with a look out to keeping minimal inventory levels, Mondi’s operational requirements as well as business opportunities.

In Mondi’s routine operations, there are no returns of merchandise above the amount that is reasonable for its activities. All returned merchandise (following customer complaints concerning quality or incompatibility with its requirements) is approved by Mondi's competent authorities. The products are sold as a final sale to the customers and are returned as a result of a flaw or lack of compliance between the order and the delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited.

Regarding average credit duration Below are data regarding average credit duration and amounts for suppliers and customers in 2009, 2008 and 2007:

	31.12.09		31.12.08		31.12.07
	Average credit volume NIS thousand	Average credit days	Average credit volume NIS thousand	Average credit days	Average credit volume NIS thousand	Average credit days
Customers	176,663	96	179,923	90	182,055	86
Suppliers	165,063	113	178,464	107	180,418	102

The gap between customer and supplier credit days originates from different market characteristics - customer credit days are influenced by short term credit granted to export markets while suppliers offer longer credits terms.

The average days of inventory at Mondi in 2009, total 89 days.

Mondi has customer credit procedures. It continuously monitors the credit extended to its customers through its financial department, concerning the making of timely payments. As of December 31, 2009, the Company’s average number of credit days (in local and foreign markets) stood at 111. Mondi has a credit insurance policy through MBP.

A large part of the credit terms extended by suppliers is set by their agreements within MBP Group’s collective agreements. As of December 31, 2009, the average number of credit days extended to Mondi by its suppliers stood at 130.

23.1.15.	Financing

Mondi only utilizes bank credit lines. It does not have any non-bank credit sources (besides supplier credit).

As of December 31, 2009, Mondi has long-term loans amounting to NIS 23.6 million, of which NIS 10.5 million are scheduled for repayment in 2009. As of December 31, 2009, the average interest on these loans was 5% linked to the CPI, while the effective interest rate was almost identical to the average interest rate. As of the date of this report, all the loans are being serviced as required.

As of the date of this report, Mondi has bank-approved credit lines totaling NIS 315 million (these include the aforesaid long-term loans). It is Mondi’s estimation that these credit lines will meet its expected requirements for the coming years. Mondi has committed not to pledge any asset without prior consent of the banks.

As a financial covenant for the said loans, Mondi undertook vis-à-vis the banks that the ratio of equity to balance sheet total would be no less than 22%. As of the date of this report, the Company meets this covenant.

23.1.16.	Taxation

For detail see note 23 to the financial statements of  Mondi as of December 31, 2009, attached to this report.

23.1.17.	Restrictions and Supervision of Mondi Operations

23.1.18.	Work Hours Act

Mondi is subject to provisions of protective labor legislation, including the Work and Rest Hours Act, 1951. For details see section 9.15, above.

23.1.19.	Work Safety

The Company is subject to legislation concerning work safety and health. For additional details, refer to Section 9.15, above.

23.1.20.	Quality Control and Regulation

The company operates its major production facility at Hadera subject to the following standards: ISO 9901/2000 – Quality Management;ISO 14001 – Environmental Protection and Israeli Standard 18001 - Safety.

Furthermore, company operations at its facility are subject to municipal laws and standards and globally  accepted standards.

23.1.21.	Business Objectives and Strategy

As of the date of this report, Mondi’s main objectives are:

23.1.21.1.	Expanding the fine paper marketing, with an increased focus on branded paper for office use (A4).

23.1.21.2.	Focus on local market activity and direct export markets to the Middle East and the United States – markets wherein the company possesses logistic and commercial advantages.

23.1.21.3.
Expansion of the paper machine’s production capacity, in accordance with the demands for Mondi products, with the aim of expanding sales to the local market and export markets, and reducing manufacturing costs per ton of paper, in order to create an advantage in a competitive market.

23.1.21.4.
Complementing the variety of paper types marketed by Mondi, through complementary imports of paper types whose manufacture is not profitable on the Mondi paper machine. Expanding the aforesaid variety will serve to complete the Company's basket of customer products and will provide Mondi with synergy in terms of its clients.

23.1.21.5.	Building and implementation of a marketing concept that positions the customer as the major asset for Mondi, while building a system of activities and communications to support this concept.

Mondi’s strategic objectives as described above, are based upon its goals and aspirations as of the date of this report and may change in accordance with the appropriate decisions.

The aforesaid information constitutes forward-looking information as defined in the Securities Act, based upon the Company's estimations as of the date of this report as well as the existing information that it has as of the date of this report. These estimations may not materialize, in whole or in part, or even materialize in a manner essentially different than expected. The major factors that could influence this are changes in supply and demand, macro-economic factors, not meeting objectives and/or the realization of any of the risk factors listed in Section 23.1.22, below.

23.1.22.	Risk Factors

23.1.22.1.	Macro-economic risk factors

(a)	Economic slowdown

An economic slowdown in the global market or an economic slowdown in the Israeli market, can potentially harm the demand for the type of products that Mondi produces or imports, while increasing the competition from imports, thereby causing a decline in Mondi sales and harming its profitability.

(b)	Inflation

A high inflation rate may impact Mondi’s payroll expenses, which are adjusted over time to changes in the consumer price index.

(c)	The Exchange Rate

Approximately 50% of sales to Mondi’s customers are made in US dollars or linked thereto, while the remainder is in NIS. A devaluation of the USD (lower exchange rate) may lead to a decline in NIS-denominated sale prices, due to competing imports. Furthermore, the price of pulp and of some additional raw materials, which comprise a material share of Mondi's production costs, are denominated in USD. Accordingly, significant changes in the exchange rate may impact Mondi's results and profitability.

23.1.22.2.	Sector-Specific Risk Factors

(a)	Competition

Mondi operates in a competitive market where there exists competition against imported paper. For additional details, refer to Section 23.1.9, above.

(b)	Raw materials

Pulp is the main raw material used in paper manufacture. Material price hikes in pulp prices could harm Mondi's profitability. The company is also exposed to rises in the price of chemical inputs, such as starch.

(c)	Dependence on Energy Prices

Mondi's operations are dependent upon energy consumption. Higher energy prices or material delays in energy supply may impact Mondi's operations. However, due to the conversion to natural gas, the impact of energy prices on Mondi has declined significantly.

(d)	Accounts Receivable Risks

Most of the sector sales are made in Israel, with some sales being made without full collateral. Accordingly, Mondi is exposed to the risk of receiving the full credit owed it by it customers. At the same time, Mondi is continuously examining the quality of its customers and has a trade credit insurance policy, which provides insurance for some of the credit extended to customers of the Company.

23.1.22.3.	Special Factors

Dependence upon a single supplier

Mondi is dependent upon Omya Shefaya Ltd., the supplier of PCC. For additional details, refer to Section 23.1.13, above.

23.1.22.4.	The extent of impact of risk factors

Following below is a list of the risk factor types and their influence upon the Company:

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence
Macro-economic factors		• Economic slowdown • Exchange Rates	• Inflation • Energy prices
Sector-related factors	• Competition • Raw material prices	• Accounts Receivable Risks
Special Factors		• Dependence upon a single supplier

23.2.	Hogla-Kimberly Ltd.

Hogla-Kimberly is the leading company in the non-food disposable goods market in Israel. Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult absorbent products), feminine hygiene products and other products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of household paper products. The operations of Hogla-Kimberly in Israel are also conducted through wholly-owned subsidiaries - Hogla-Kimberly Marketing Ltd. and Mollett Marketing Ltd.

Moreover, Hogla-Kimberly also operates in Turkey through a Turkish subsidiary - KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S. ,(hereinafter: "KCTR"), that was acquired by Hogla-Kimberly in 1999. For details regarding KCTR, see section 23.3, below.

Hogla Kimberly Sector

The Hogla-Kimberly sector belongs to the non-food disposable consumer goods market in Israel and deals in a wide variety of home paper products, disposable diapers for babies, wet wipes, incontinence products, feminine hygiene products and other products for the kitchen and for cleaning. Operations in this sector are conducted by the company through the associated company Hogla Kimberly. Hogla Kimberly and its competitors in the sector market the product intended for the private consumer through supermarket chains, drugstore chains and small private stores. The institutional sector services customers such as institutions, hospitals, hotels etc. In the non-food disposable consumer goods market, there exists a wide range of products with competition being waged both against local products and against international brands. The non-food disposable consumer goods market in Israel is a relatively stable market, that is only slightly affected by the overall  level of economic activity. Most of the products marketed within Israel are those produced in Israel, although there also exist imported products. Due to entrance barriers into the sector, as detailed below, the structure of competition in the area is relatively stable.

Critical success factors in the Hogla Kimberly sector of operations and changes therein

Several critical success factors may be indicated for Company operations in the Hogla Kimberly sector, which impact its operations:

23.2.1.1.
Investment in necessary production equipment - Machines used in paper production are very costly, in terms of both acquisition and maintenance cost. Consequently, financing capabilities and the ability to raise funds, constitute an advantage in the sector of operations.

23.2.1.2.
Local producer - In this operating sector, a local producer enjoys a significant advantage over imports, as the former is able to ensure a constant supply of the product, at a relatively short lead time, thereby saving them the need to maintain large inventories.

23.2.1.3.	Product quality and leading to brands - The high quality of products and leading brands is a critical success factor in the sector.

Following below is additional information regarding Hogla-Kimberly and its operations in Israel.

23.2.2.	General

23.2.2.1.
Hogla-Kimberly is a privately-held company that was established in 1963 as a wholly-owned subsidiary of the company, for the purpose of engaging in operations in the disposable, non-food consumer goods category. In 1996, Kimberly Clark Corporation (KC) (hereinafter: "Kimberly Clark" or "KC") acquired 49.9% of Hogla-Kimberly's issued share capital. On March 31, 2000, KC increased its holdings in Hogla-Kimberly to 50.1% of the latter's issued share capital. As a result, Hogla-Kimberly Ltd. is no longer consolidated within the Company’s financial statements since the second quarter of 2000, and the Company’s share of the Hogla-Kimberly results is included in the company’s share in the earnings of associated companies. As at the date of the report, KC holds 50.1% of the issued share capital of Hogla-Kimberly, while the company holds 49.9% of the issued share capital of Hogla-Kimberly.

23.2.2.2.
In March 2009, Hogla-Kimberly issued the Company a preferred share, which entitles the Company to repay a capital note given to Hogla-Kimberly in the amount of NIS 33 million. Later on in March 2009, the capital note was repaid in full. For details see Note 9d to the Company's financial statements as of December 31, 2009.

23.2.2.3.
In June 1996, an agreement was signed between the company and Kimberly Clark, the shareholders of Hogla-Kimberly, that was revised in the year 2000 (hereinafter in this section: "The Agreement"), whose key points are as follows:

(a)
Pursuant to the agreement, four directors serve at Hogla-Kimberly, of which two serve on behalf of the Company and two on behalf of Kimberly Clark. The chairman of the board of directors is appointed from among KC’s directors, while the deputy chairman is appointed from among the Company's directors. Resolutions of the board of directors of Hogla-Kimberly must be passed unanimously by the directors present, and the quorum required is at least two directors, one from each party.

(b)
Pursuant to the agreement, the following resolutions will require a resolution on the part of the shareholders of Hogla-Kimberly: (1) Amendment of the articles of Hogla-Kimberly and an increase in the registered capital; (2) Selection of the auditing CPA that will be recommended by Kimberly Clark; (3) Liquidation or discontinuation of part of the operations of Hogla-Kimberly, acquisition of material new operations and a merger with a party that is not a related party;

(c)	The agreement stipulates that resolutions passed by the General Meeting shall be carried unanimously.

(d)
The CEO of Hogla-Kimberly is appointed by Kimberly Clark, from an agreed-upon short-list that was prepared by the Company and by Kimberly Clark. The CFO is appointed with the recommendation of Kimberly Clark, subject to the approval of the board of directors. Pursuant to the agreement, it was decided that in the event of disagreement between the company and Kimberly Clark in certain issues, such as: Appointment and termination of the CEO, appointment and termination of the CFO, CEO compensation, CFO compensation and operating budget - these issues shall be brought up, by request of the Company or of Kimberly-Clark, before the CEOs of both companies, and in case of disagreement, the issues will be submitted for recommendation by an arbitrator - which would be brought before the General Meeting and decided by an ordinary majority of the shareholders.

(e)
Pursuant to the agreement, the Company provides Hogla-Kimberly with various services such as maintenance services and infrastructure for the Hogla-Kimberly plant at the Hadera site and also leases it real-estate for its operations in Hadera and in Nahariya. The company also provides Hogla-Kimberly with various staff or headquarter services. Kimberly Clark provides Hogla-Kimberly - pursuant to the agreement - with information, technological assistance and the permission to use its international brands. The services provided by the shareholders to Hogla-Kimberly that are not covered by the license agreement as defined above, are provided in return for payment, based on market prices.

(f)
Each party holds a right of first refusal in the event of the sale of shares by the other party. The agreement also grants the company an option, whereby in the event that KC wishes to sell its shares to a third party, the company will be able to buy back control (0.2% of the issued share capital of Hogla-Kimberly) in return for the sum it received in 2000 for the sale of control ($5 million).

(g)
The shareholders agreed not to compete against each other (including their subsidiaries) in the area of operation of Hogla-Kimberly in Israel, in the Palestinian territories and in Gaza as detailed in the agreement, for as long as they hold the shares of Hogla-Kimberly and for a period of five years subsequent to the sale of their holdings in Hogla-Kimberly.

23.2.2.4.
As part of an agreement signed between Hogla-Kimberly and Kimberly Clark in June 1996 (hereinafter in this section: "The license agreement"), Kimberly Clark grants Hogla-Kimberly a license to use certain trademarks and technical services associated with the manufacture of the products outlined in the license agreement. According to the license, Hogla-Kimberly will assume responsibility for product liability and shall indemnify Kimberly Clark for any breach and/or negligence associated with the manufacture of such products. As of the report date, the aforementioned agreement is effective through July 2010.

23.2.3.	Dividend distribution

On February 26, 2009, the board of directors of Hogla-Kimberly approved a distribution of $10 million to the shareholders. The dividend was distributed on July 1, 2009.

On February 26, 2009, the board of directors of Hogla-Kimberly approved a distribution of NIS 32.77 million to the preferred shareholders.  The dividend was distributed on March 19, 2009. For details see Note 9d to the Company's financial statements as of December 31, 2009.

On July 30, 2009, the board of directors of Hogla-Kimberly approved a distribution of $19 million to the shareholders. The dividend was distributed on October 1, 2009.

On October 22, 2009, the board of directors of Hogla-Kimberly approved a distribution of NIS 40 million as dividend to the shareholders. The dividend was distributed on January 20, 2010.

On February 18, 2010, the Board of Directors of Hogla Kimberly approved the distribution of NIS 20 million, as dividend to the shareholders.  The distribution will take place in May 2010.

Hogla-Kimberly possesses accrued earnings from several sources, including earnings originating from an "approved enterprise" (see Section 23.2.18, below) that were exempt of corporate taxes at the date of their creation. In the event that dividend is distributed from the exempt revenues, Hogla-Kimberly shall be liable for the corporate taxes from which it was exempt.

Hogla Kimberly did not distribute dividends to shareholders in 2008.

As of December 31, 2009, Hogla-Kimberly has distributable profits in the amount of NIS 251 million.

As part of the Income Tax approval of the merger, for simplification of  the holding structure at Hogla-Kimberly Group (as detailed in Section 24.2.18 below), at Shikma Ltd. (a subsidiary merged into Hogla-Kimberly, as set forth in section 24.2.18 below), a sum of NIS 101 million was capitalized, originating from its equity earnings, resulting from income of an Approved Enterprise at Shikma. In the event that this sum is distributed as dividend at Hogla-Kimberly, it shall be liable for corporate taxes according to the Income Tax agreement.

23.2.4.	Distribution of product and service revenues at the Hogla Kimberly sector of operations

The following data presents the distribution of revenues from products and services (in Israel and Turkey) in 2009, 2008 and 2007 in NIS millions:

NIS millions	2009		2008		2007
	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues	Revenues	Percentage of Company Revenues
Sale of toilet paper	266.2	15%	285.4	18%	261.8	19%
Sale of disposable diapers	946.2	55%	842.1	52%	680.0	49%

For further financial information concerning Hogla-Kimberly, see its financial statements as at December 31, 2009, attached to this report.

23.2.4.1.	The general environment and the effect of external factors on Hogla-Kimberly's activity

By the very nature of most of the Hogla-Kimberly products being basic consumer goods, the demand for its products in recent years has remained relatively stable, while recording a moderate increase. The factors that can potentially affect the Hogla-Kimberly results in the future include:  (1) Escalating competition on the part of local manufacturers and from imports, either through price competition or through the marketing of improved products; (2) Strengthening retail chains and constant pressure on their part to erode margins and expand private labels; (3) Rising prices of raw materials and finished goods purchased by Hogla-Kimberly, either on account of rising global input prices, or the devaluation of the NIS in relation to foreign currency; (4) Macro-economic factors that affect the market characteristics wherein Hogla-Kimberly operates, such as lower demand for consumer goods as a result of a global or domestic economic slowdown; (5) The strength of the Hogla-Kimberly brands in relation to competing brands, including adverse events related to the brands or the reputation of Hogla-Kimberly, whose occurrence may harm consumer demand.

The above information with regard to factors that may potentially impact the results of Hogla-Kimberly in the future, constitutes forward-looking information as defined in the Securities Act, and merely consists of forecasts and estimates by Hogla-Kimberly which are not certain to materialize and are based on information available to Hogla-Kimberly as of the report date. Hogla-Kimberly's forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. Major factors that may impact this include changes in market structure and competition, dependence on external factors, developments and changes to regulation of the operating sector and/or materialization of any of the risk factors set forth in Section 23.2.23, below.

In the course of 2009, Hogla-Kimberly managed to successfully strengthen its leading brands through enhanced marketing efforts. Moreover, in 2009, through focused sales efforts, Hogla-Kimberly managed to increase its quantitative sales. The quantitative growth in sales was assisted by the inclusion of Hogla-Kimberly's leading products as "loss leaders" (a leading product sold by the retail chain at an unprofitable price in order to attract customers) at the retail marketing chains. On the expense side, Hogla-Kimberly managed to significantly lower the cost of manufactured products, by changing certain product specifications and by significantly improving the output of some of its manufacturing plants. Moreover, Hogla Kimberly enjoyed the global trend of decreasing input prices, primarily pulp fibers. On the other hand however, the devaluation of the NIS exchange rate in relation to the dollar, served to offset part of the positive trends due to the fact that Hogla Kimberly is an importer of inputs and finished products. All of these actions served to improve the gross profit and operating profit in 2009, as compared with 2008.

In 2008, Hogla received NIS 4.5 million from the tax authorities in compensation for the partial closure of its Nahariya plant due to the security situation affecting the north of Israel in the summer of 2006. For additional details, see note 17(d) of Hogla-Kimberly's financial statements as of December 31, 2009, which are attached to this report.

23.2.5.	Products and Services

Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult absorbent products), feminine hygiene products and other products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of household paper products.

Hogla-Kimberly regularly upgrades a large part of its products on the basis of new technology and supporting marketing operations in an ongoing manner.

Two products account for over 10% of Hogla-Kimberly's total consolidated revenues (Israel and Turkey) -are diapers and toilet paper. Hogla-Kimberly's consolidated revenues (Israel and Turkey) from diapers in 2009, 2008 and 2007, amounted to NIS 946.2 million, NIS 842.1 million and NIS 680.0 million, respectively, which accounted for 55%, 52% and 49% of Hogla-Kimberly's total consolidated revenues. Hogla-Kimberly's consolidated revenues (Israel and Turkey) from toilet paper in 2009, 2008 and 2007, amounted to NIS 266.2 million, NIS 285.4 million and NIS 261.8 million, respectively, which accounted for 15%, 18% and 19% of Hogla-Kimberly's total consolidated revenues.

Hogla-Kimberly upgrades its products from time to time, in order to preserve innovation and leadership.

23.2.6.	Customers

Hogla-Kimberly's client market is usually stable. Hogla-Kimberly operates nationwide and its products are marketed and distributed extensively to clients throughout the country.

In the years 2007-2009, Hogla-Kimberly sales to the food retail chains grew somewhat, at the expense of sales to private and small stores. In the institutional market (serving businesses such as: institutions, hospitals, offices, hotels and the like) there has been a trend of consolidation over the past several years (merger of small competitors). In 2009, approximately 19% of Hogla-Kimberly sales were made to the institutional market, while 81% of its sales were to the consumer market (including retail chains).

All the retail marketing chains and pharmacy chains number among Hogla-Kimberly’s customers. Total sales to major retail chain Supersol, a company controlled by a controlling shareholder, in 2009, 2008 and 2007, amounted to NIS 242.2 million, NIS 212.2 million and NIS 211.9 million, respectively, which accounted for 14.0%, 13.2% and 15.4% of Hogla-Kimberly's revenues. Hogla-Kimberly has no agreement with Supersol and the engagement with Supersol is made from time to time in the normal course of Hogla-Kimberly's business, according to an agreement regarding the commercial terms between the parties and at market terms.

Total sales to the second largest retail chain in 2009, 2008 and 2007 amounted to NIS 163.5 million, NIS 169.4 million and NIS 162.8 million, respectively, which accounted for 9.5%, 10.5% and 11.8%, respectively, of Hogla-Kimberly revenues.

The sales of Hogla Kimberly to the three largest retail marketing chains in Israel represent approximately 32% of consolidated sales. The discontinuation of sales to each of the three chains could hurt the sales of Hogla-Kimberly in the short term, but given the customers' loyalty to the strong brands, no long-term negative impact is expected, and therefore Hogla-Kimberly is not dependent upon any of these chains.

Hogla-Kimberly is not dependent upon any single client.

Hogla-Kimberly is active in the Israeli retail market for consumer goods.

23.2.7.	Marketing and Distribution

Hogla-Kimberly, through its employees, operates a sales and distribution system based on the operation of distribution warehouses, merchandise distribution trucks and a wide array of sales personnel.

For sales to the institutional market, extensive use is made of a separate Hogla-Kimberly marketing system and a combination of distribution with operations on the household front. Wholesalers are also used for distribution and customer service for smaller customers in the market.

There is no dependence on any particular wholesaler.

As Hogla-Kimberly’s products are by nature “off-the-shelf products”, and of a relatively large volume (diapers, toilet paper and the like), and because of the type of customers, a constant supply to customers is required.

23.2.8.	Order Backlog

Hogla Kimberly has no backlog. The orders are made with short lead times and on the basis of customer forecasts.

23.2.9.	Competition

Hogla-Kimberly operates in a very competitive environment with regard to the products manufactured on the local market as well as against imported products. It should be noted that over the last several years there has been an escalation of private labels, marketed by retail marketing chains.

Nevertheless, the operations of Hogla-Kimberly in the manufacture of paper products and diapers is characterized by few competitors, especially in view of the elevated entrance barriers that exist therein. These entrance barriers include inter alia, significant investments in production facilities, investments in distribution infrastructure and frequent investments in technological improvements. It should further be noted that although there exists no limit on the import of paper products and diapers, other than tariffs on imports from the Far East, due to the bulky nature of some of the products, local production enjoys a significant economic advantage.

In the past several years, competition has been escalating in the Hogla-Kimberly sector of operations, primarily in paper products, originating from competitor activity to preserve existing market share and capture new market share, coupled with the growth in the quantity of imported products.

Hogla Kimberly faces competition against international brands as part of the overall global strategy of Kimberly-Clark when dealing with such competitors. The company adopts a similar strategy when dealing with local competition, i.e. by maintaining innovation, developing know-how and preserving leadership.

The fierce competition that exists between clients (primarily retail marketing chains), that is accompanied by price wars, also reflects on Hogla-Kimberly as a supplier of such products and the pressure that is being brought to bear on the company to lower prices.

In the sector of feminine hygiene products and disposable diapers, Hogla-Kimberly's main competitor is Procter and Gamble (P&G). In the sector of household paper products, Hogla-Kimberly's main competitors include Sano - Bruno's Plants Ltd. (hereinafter: "Sano"), Shaniv Paper Industries Ltd. (hereinafter: "Shaniv") and Kalir Chemicals - Production and Marketing Ltd. (hereinafter: "Kalir"). It should be noted that as part of the competition in the household paper products market to the Ultra-Orthodox sector, one of the company's competitors, shuts down its production on Saturdays (the "Sabbath"). This fact may constitute a certain advantage for this competitor in that particular market. In the sector of paper products to the institutional market, Hogla-Kimberly's main competitors include Kalir and Sano. In the home cleaning aids sector there are many competitors, and a large market share is held by private labels.

According to data from Nielsen Israel for the Near Food sector, the following are Hogla-Kimberly's market share numbers by volume in 2009, 2008 and 2007, in the specific segments wherein the company operates (data are an  annual average): Disposable baby diapers - 73%, 67% and 68%, respectively; toilet paper - 66%, 65% and 63%, respectively; facial tissues - 59%, 54% and 53%, respectively; disposable paper towels - 53%, 60% and 56%, respectively; feminine hygiene products - 36%, 32% and 33%, respectively.

23.2.10.	Seasonality

Hogla-Kimberly products are generally sold on a regular scale all year round, while during the Jewish holiday season (Rosh Hashanah, Passover), there is a marginal increase in the scope of sales beyond the ordinary monthly average.

23.2.11.	Manufacturing Capacity, Fixed Assets, Real Estate and Facilities

23.2.11.1.	Hogla-Kimberly Manufacturing Sites

The production of household (tissue) paper and diapers is made by Hogla-Kimberly in three production sites:

(a)
Manufacture of household (tissue) paper - Hogla-Kimberly has two plants for the production of household paper (tissue), in Hadera and in Nahariya, with a total output capacity of 57 thousand tons per annum, operating at full capacity, as well as two paper product rolling systems with a capacity of 44 thousand tons per year. Hogla-Kimberly regularly invests in expanding the output capacity for the purpose of supplying the demand for the said products.

The real estate of the paper production site in Hadera are leased to Hogla-Kimberly by the Company, pursuant to a contract in effect until July 2011, which is extended from time to time with the consent of both parties.

The real estate of the Hogla-Kimberly paper manufacturing site at Nahariya is leased to Hogla-Kimberly by the Company, through 2016. The lease agreement includes two extension options for a total of nine additional years.

(b)
Diaper manufacturing - Hogla-Kimberly has a diaper manufacturing plant in Afula, with an output capacity of 500 million infant diapers per annum plus 42 million adult incontinence diapers per annum - that also operates at full capacity. In 2005, Hogla-Kimberly expanded the diaper plant in Afula, by adding a diaper machine, for expanding its infant diaper output capacity. These investments are intended to provide the constantly growing demand on the local market.

The real estate of the Hogla-Kimberly diaper plant in Afula is under lease from Israel land Administration (ILA) by Hogla-Kimberly until 2023.

23.2.11.2.	Hogla-Kimberly Distribution Sites:

Hogla-Kimberly has two distribution sites, in Zrifin and in Haifa.

Hogla-Kimberly's distribution center and office space in Zrifin are leased through 2022. The Haifa distribution site is under lease until 2014. The leasing contracts of these sites allow Hogla-Kimberly to shorten the leasing period at various points.

Moreover, Hogla Kimberly rents a warehouse in Hadera, under lease until 2022.

23.2.11.3.
The fixed assets of Hogla Kimberly consists primarily of machinery and equipment, consisting primarily of five production lines for the manufacture of diapers at the company site in Afula, two paper manufacturing machines and five lines for the production of paper products at the Company site in Hadera, and one paper manufacturing machine and five lines for the manufacture of paper products at Nahariya. The fixed assets of Hogla Kimberly also include 92 distribution and transportation trucks (including trucks under operating lease).

23.2.12.	Research and development

Hogla-Kimberly (Israel and Turkey) does not invest in research and development.

Hogla-Kimberly relies on the Kimberly Clark development centers and enjoys participation in the outcome of the R&D efforts, marketing and sales know-how and new products, through collaboration agreements and the license agreement with Kimberly Clark, as detailed in Section 23.2.2.3, above. Hogla-Kimberly itself makes adjustments to adapt the products to the Israeli market, for meeting Israeli standards and other adaptations to the local manufacturing environment.

23.2.13.	Intangible Assets

Hogla Kimberly possesses registered trademarks that serve it and its operations and crucial to its activity as they are leading brands in the market. These trademarks are extended according to law from time to time. Among these: Titulim, Lily, Molett, Shmurat Teva, Nikol, Shikma and others. Hogla-Kimberly also has rights to use Kimberly Clark Worldwide’s brand-name products in the local market and in Turkey, including: Huggies, Kleenex, Kotex, Depend and others. In consideration of the right to use the said trademarks and for the transfer of know-how, Hogla-Kimberly pays royalties to Kimberly Clark, amounting to a low, single-digit rate.

23.2.14.	Human Resources

Hogla-Kimberly’s primary and most important resource is its human capital. The development of human capital is a top priority for Hogla-Kimberly, and it invests in training and seminars for its employees, including designated training for specific positions.

Hogla-Kimberly also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

As at the date of the report, Hogla-Kimberly numbers a total of 1,153 employees in Israel.

The employees are employed under two types of agreements as follows:

As at the date of the report, 529 employees are employed under a collective labor agreement, while 624 employees are employed under a personal employment contract.

Those employed under the collective agreement gain the status of permanent (tenured) employees at the end of a trial period ranging between 24 and 36 months.

Senior executives of Hogla-Kimberly, including the CEO and the CEO of the Turkish company, were granted options and/or restricted shares, pursuant to the senior employee compensation plan of Kimberly Clark. During the first quarter of 2008, approval was given for granting stock options exercisable into Hadera Paper ordinary shares, to a number of Hogla-Kimberly senior executives under Hadera Paper’s senior employee compensation program. For details see Section 5.2, above.

The accounting expenditure that was recorded in the years 2009, 2008 and 2007 account of the granting of employee options is immaterial to Hogla Kimberly.

23.2.15.	Raw Materials and Suppliers

Hogla-Kimberly’s main raw materials are:

23.2.15.1.
For the tissue paper industry – clean pulp and/or recycled fibers. Pulp is imported from overseas, from four main suppliers: ARACRUZ TRADING INTERNATIONAL, INTERNATIONAL FOREST ,EKMAN RECYCLING, GARDEN FIBERS INC. The purchase of pulp from Aracruz is made under a framework agreement that these suppliers possess with Kimberly Clark, while the purchase of pulp from the other suppliers is made on the basis of an independent agreement between Hogla-Kimberly and the supplier, where in all of the said agreements, orders are made according to demand, at prices agreed upon between the parties. Regarding recycled fibers, the principal supplier is Amnir, along with imports from various suppliers that are irregular.

23.2.15.2.
The diaper industry - Pulp for the diaper industry is imported from two suppliers overseas: WEYERHAEUSER NR COMPANY and DOMTAR Paper company LLC.  Absorbent material Super Absorbent Polymer (SAP) is purchased from several international suppliers, chief among which is Toyota Tsusho Corporation, by way of framework agreements of Kimberly-Clark. In all of the said agreements, orders are made according to demand, at prices agreed-upon between the parties.

Other raw materials are imported in part and partially purchased from local suppliers.

Hogla-Kimberly has no dependence on any suppliers since with regard to the main raw materials there are alternative sources, with inconsequential added cost.

Hogla-Kimberly is assisted by Kimberly Clark’s central purchasing in the purchase process, mainly in the purchase of commodities.

Alongside the independent manufacturing of products, Hogla-Kimberly also purchases finished products for marketing and distribution under its various brands. As at the date of the report, the proportion of Hogla-Kimberly sales attributed to products it manufactures is equal to 74%, while the proportion of sales attributed to finished products that it purchases is equal to 26%.

Most of the purchase of finished products for marketing and distribution is made from Kimberly Clark group companies and includes certain types of disposable diapers, special paper products and feminine hygiene products. In parallel, Hogla-Kimberly purchases finished products from various suppliers according to its own specifications, including wet wipes, various hygiene products and various kitchen aids that are sold under the Nikol brand, including garbage bags, aluminum foil, nylon cling-wrap and more.

Hogla-Kimberly’s exposure derives from fluctuations in the price of raw materials, mainly pulp, fluff and absorbent materials (SAP), representing the main raw materials used for the production of tissue paper and diapers, and for the imported products. An extraordinary increase in the prices of raw materials and imported finished products may impair profitability. At the same time, in 2009, Hogla Kimberly enjoy the decrease in raw material prices.

Hogla-Kimberly is exposed in a secondary manner to fluctuations in energy prices - prior to the conversion to natural gas - both in the process of paper production, and as the fuel for its fleet of distribution trucks. Hogla-Kimberly is exposed to changes in the exchange rate of the NIS, both vis-à-vis the dollar as well as the euro, via its import of products and raw materials.

23.2.16.	Working Capital

23.2.16.1.	Accounts Receivable - Trade

Hogla-Kimberly (Israel and Turkey) sells its products to its customers under acceptable credit terms. In the consumer market, credit of 64 days is usually granted. In the institutional market, credit of 90 days is usually granted.

Customer credit is granted after examining the credit history of the client, the collateral and the business information that exists at Hogla-Kimberly regarding the client. If necessary, private customers are required to provide personal guarantees and/or bank guarantees to secure their debt - all or in part - according to an assessment of the credit risk. Starting in November 2007, Hogla-Kimberly joined a credit insurance facility which covers several of its major customers, with maximum compensation covered by the policy being $10 million, as at the date of this report.

23.2.16.2.	Accounts Payable

Hogla-Kimberly makes purchases from most of its suppliers under open credit conditions. As of December 31, 2009, average days payable outstanding (Israel and Turkey) was 91 days.

Below are data regarding average credit duration and amounts for suppliers and customers (Israel and Turkey) in 2009, 2008 and 2007:

	31.12.09		31.12.08		31.12.07
	Average credit volume NIS thousand	Average credit days	Average credit volume NIS thousand	Average credit days	Average credit volume NIS thousand	Average credit days
Customers	307,056	64	297,881	67	286,381	75
Suppliers	293.375	91	268,968	88	247,989	92

The average days of inventory in 2009, totals 65 days.

23.2.16.3.	Inventories

Hogla-Kimberly (Israel and Turkey) maintains an inventory of raw materials, goods in process (paper rolls before processing into a final product), finished goods inventories and spare parts inventories. There exists a well-defined inventory policy for each category, revolving around four weeks. The inventory setting policy takes into consideration the product's supply time, shipment time, possible problems in imports and ports, risk level of product shortages and the various demand levels. Hogla-Kimberly (Israel and Turkey) maintains average inventories of 65 days in 2009. The Hogla-Kimberly inventories are mostly stored at the Hogla-Kimberly warehouses, plants and distribution centers and partially in leased external warehouses.

The percentage of Primary Working Capital, i.e.: (account receivables, inventories and supplier credit), as a percentage of the sales of Hogla Kimberly (Israel and Turkey), was equal to an average of 13% in 2009.

23.2.16.4.	Financing

Most of the Hogla-Kimberly operations are financed through the available cash flows. From time to time, Hogla-Kimberly makes use of on-call bank credit. In the course of 2009, Hogla-Kimberly's total credit with banks was equal to an average of NIS 16 million, with record highs that occasionally reached NIS 45 million. As of December 31, 2009, the average interest on these loans was 2.21%, while the effective interest rate was slightly higher than the average interest rate. This credit is currently obtained from four different banks.

In early January 2008, Hogla-Kimberly reached an agreement with one of the banks for the receipt of loans totaling NIS 100 million, for four years, at an interest rate linked to the prime rate on the NIS. For the purpose of securing this loan, Hogla-Kimberly undertook to meet the following financial covenants:

1.	Its shareholders' equity shall not fall below NIS 250 million or 25% of the consolidated balance sheet total.

2.	The shareholders, Kimberly Clark and/or Hadera Paper, shall not together hold less than 51% of the issued share capital of Hogla-Kimberly and any means of control therein.

Hogla-Kimberly committed to other banks with which it does business to comply with the aforementioned financial covenants.

Hogla Kimberly is in compliance with the financial covenants.

According to the Hogla-Kimberly plans as at the date of the report, the sum of the said loan (NIS 59 million) serves the company for its current operations, for investments in fixed assets and strategic investments in expanding operations, including the operations in Turkey, the conversion of loans originating in the existing daily bank credit (on-call) and for investment in the expansion of its business operations.

23.2.17.	Taxation

For details see Note 22 to Hogla-Kimberly's financial statements of December 31, 2009, attached to this report.

For detail regarding the tax investigation in Turkey, see Note 15 to Hogla-Kimberly's financial statements of December 31, 2009, attached to this report.

23.2.18.	Environmental Protection

The Hogla-Kimberly operations are subject to various directives concerning the environment. Hogla-Kimberly is implementing strict mechanisms and a high-technology quality control system in order to preserve the environment.

For environmental considerations at the Hogla-Kimberly manufacturing site in Hadera, see Section 9.14, above.

At the Hogla-Kimberly manufacturing site in Nahariya, a partial purification process takes place of the water that serve for the paper manufacturing process, with the remaining purification taking place at the regional sewage treatment plant, in line with an agreement approved by the environmental protection authorities.

In Turkey, Hogla Kimberly is active through the subsidiary KCTR, according to the strict environmental standards of Kimberly-Clark Worldwide, that are more severe than the demands of the Turkish law as regards environmental issues.

23.2.19.	Restrictions and corporate control

The following is a brief summary of the principal legislation and standards that are relevant to the Hogla-Kimberly operations:

23.2.19.1.
Anti-Trust - At the beginning of 2005, the Anti-Trust Commissioner published his position in the matter of arrangements between dominant suppliers and the retail marketing chains. The Commissioner’s position also referred to arrangements between suppliers and retail marketing chains, including, among other things, practices with regard to competing suppliers, the purchase of display areas, category management, stewarding, shelf space, bonuses and benefits and exclusive campaigns. During 2005 an agreed order was published between the Anti-Trust Authority and suppliers of goods, formalizing various aspects of commercial settlements between dominant suppliers and marketing chains.

Among other things, the order makes reference to prohibitions and restrictions on practices limiting the number of suppliers, their identity, quantity of products, types and location, involvement in management of the category, allotment of shelf space at a rate exceeding half the total shelf space, steward arrangements, exclusivity in campaigns and the granting of benefits relying on achievement of sales goals.

Hogla-Kimberly notified the Anti-Trust Commissioner that it was prepared to join the agreed order, and after such was approved by the Anti-Trust Tribunal, Hogla-Kimberly did indeed sign in November 2006. Hogla-Kimberly estimates that the implementation of the order will not materially impact its business.

Hogla-Kimberly has adopted an internal enforcement plan in terms of anti-trust. In line with the enforcement plan, current and initiated inspections are conducted of the engagements of the company and its operations and a consistent mechanism is in place to provide preliminary and ongoing training to the relevant employees. Hogla-Kimberly believes that the implementation of the enforcement plan will serve to increase awareness among employees and managers to the issue of anti-trust legislation, while lowering the probability of breaching the law unknowingly and reducing the damage that may be incurred despite the implementation of the enforcement plan.

23.2.19.2.
Consumer regulations – Hogla-Kimberly is subject to various consumer regulations, including those of the Consumer Protection Law 5741-1981 (hereinafter: "Consumer Protection Law”). The Consumer Protection Law and regulations enacted there under apply to all sales or service transactions provided by businesses to private consumers. The law deals in private transactions only, and encompasses all sectors of the market (save the banking and insurance sectors, which are subject to specific regulation). In protecting the consumer, the law prescribes a number of provisions applicable to dealers (property vendors or services providers, including manufacturers) regarding the proscription of misleading consumers in material issues of a transaction, the duty of disclosure of issues named in the law, disclosure of the policy for return of goods, prohibition of misleading packaging, the duty of marking goods and their packaging and the duty of providing post-sales services. Breach of the provisions of the law will result in penal sanctions of imprisonment and/or fines (depending on the severity and duration of the act), and constitutes a civil wrong under the Torts Ordinance [New Version]. Apart from the criminal provisions applicable to dealers who breach of the provisions of the Consumer Protection Law, the law provides criminal sanctions for employers and officers in a corporation which does not prevent the breach of provisions of the law. The Consumer Protection Authority, headed by the Supervisor of Consumer Protection (hereinafter in this section: "the “Supervisor”), is responsible for implementation of the provision of the law and application of the principle of fair trade. In order to allow performance of the provisions of the law, the Supervisor was granted a large numbers of powers, including the power to deal with consumer complaints, powers of search and investigation and the power to make certain dealers aware of their duty to cease actions that are contrary to the provisions of the law.

In addition, Hogla-Kimberly is subject to the provisions of the Liability for Defective Products Law, 5740-1980 (hereinafter: "the “Liability for Defective Products Law”). The Liability for Defective Products Law prescribed a mechanism for monetary compensation for injury a consumer has suffered from a defective product. The law prescribes cognitive provisions regarding manufacturer’s liability for compensating anyone caused personal injury from a defect in any product manufactured by such. Together with consumer’s rights, the law also provides defenses the manufacturer or importer may raise in order to defend themselves against such claims under to lawful causes (the consumer’s willful exposure to risks, defect created after having left the consumer’s control, defective product left consumer’s control against their will, and the like).

23.2.19.3.
Licensing of products and standards – Some of Hogla-Kimberly’s products require licensing under Ministry of Health regulation. To the best of the company’s knowledge, Hogla-Kimberly has licenses from the Ministry of Health for all relevant products as required by law, as well as the Standards Institute’s standard stamp for its products. The cosmetics industry also has a licensing duty under the Order for Control of Goods and Services (Cosmetics), 5733 – 1973, which it renews from time to time. Hogla-Kimberly also has a valid business license.

23.2.19.4.
Marking of goods – Hogla-Kimberly received a permit to mark some of its products with a standard stamp of the Israel Standards Institute under the Standards Law, 5713 -1953, and the regulations enacted there under. Hogla-Kimberly is also subject to the regulations of marking of goods included in its sector of operations, including with regard to attaching instructions for use to its cleaning and household products (under the Consumer Protection Order (Marking of Goods), 5743 – 1983), and additional instructions under the Hazardous Materials Law, 5753 – 1993 – and the regulations enacted there under.

23.2.19.5.	Quality Control

In its manufacturing sites, Hogla Kimberly operates in accordance with the following standards: ISO 9001/2000 – Quality Management;ISO 14001 – Environmental Protection and Israeli Standard 18001 - Safety.

23.2.19.6.
By virtue of being  a subsidiary of Kimberly Clark, a company whose shares are publicly traded in the United States, Hogla-Kimberly is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by Hogla-Kimberly for the implementation of the law are regularly inspected by the Kimberly Clark auditing team and by the external accountant. Since 2004, with the introduction of the directives of the said law in the United States, Hogla is meeting the demands of the law.

23.2.20.	Legal Proceedings

For the description of legal proceedings, including demands on the part of government authorities from Hogla-Kimberly, see Note 15 to the financial statements of Hogla-Kimberly as of December 31, 2009, attached to this report.

23.2.21.	Business Objectives and Strategy

Hogla-Kimberly’s business and marketing strategy in the local market is to develop and expand consumption in the relevant categories wherein Hogla-Kimberly is active, while at the same time, to increase the market share of Hogla-Kimberly by strengthening and promoting its leading brands, through advertising activity, marketing promotion, product improvement, as well as the constant examination of penetration into new categories.

In addition, as part of the Hogla-Kimberly strategy as part of its objectives for the Turkish market, Hogla Kimberly has formulated a strategic plan in 2006 in respect of KCTR (Global Business Plan) for the coming decade (until 2015), that is meant to expand the operations of KCTR and to improve its profitability by building it to be a significant player in the Turkish market.  For additional details, see Section 23.3.13, below.

In parallel, as part of its objectives, Hogla-Kimberly is acting to reduce the manufacturing and operating costs, by capitalizing on its market advantage as the leading producer, through the strategic relations with the Kimberly Clark development departments, exploiting the diverse know-how that resides with Kimberly Clark and that is at its disposal, exploiting the large sales network that is available to it and through intelligent purchasing that is well integrated into Kimberly Clark's global purchasing network.

Moreover, as part of its objectives, Hogla Kimberly has launched a social responsibility project, that it intends to realize.

The strategic goals of Hogla-Kimberly, as described above, are based on the objectives and aspirations of Hogla-Kimberly, as at the date of the report and may change according to the relevant decisions being made by Hogla-Kimberly.

The above information is considered forward looking information as defined in the Securities Law, and constitutes forecasts and assessments on the part of the company, the realization of which is not certain and based on the intentions and objectives  and the information existing at Hogla-Kimberly as of the date of the report. Hogla-Kimberly's forecasts and estimates may not materialize, all or in part, or may materialize in a way which is materially different than anticipated. The main factors that could affect the aforesaid are dependence on external factors, changes in demand and supply in the market, technological developments and/or realization of any of the risk factors detailed in Section 23.2.23, below.

23.2.22.	Risk Factors

23.2.22.1.	Macro-economic factors

(a)	Economic Slowdown in the Israeli Economy

Since most of the Hogla-Kimberly products are basic consumer goods, a decline in the standard of living in Israel, in private consumption and in the level of available income, could adversely affect the financial results of Hogla-Kimberly.

(b)	Inflation

Hogla-Kimberly is exposed to a certain degree to risks on account of changes in the Consumer Price Index, primarily due to input prices. A high inflation rate may also impact payroll expenses, which over time are adjusted for changes in the CPI.

(c)	Exposure to Exchange Rate Fluctuations

Hogla-Kimberly is exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or - to a far more limited degree - due to exports to foreign markets. Changes in exchange rates of various currencies vis-à-vis the NIS may erode profit margins and cash flows.

Hogla-Kimberly implements a hedging policy against exchange rate exposure by purchasing rolling protection (forward transactions) for six months ahead, that cover - at any given moment - an average of three months of transactions, until the maximum level of protection approved by the board of directors, which is 80% of the anticipated monthly exposure.

23.2.22.2.	Sector-related factors

(a)	Competition

Intensification of competition, unexpected entry of new competitors, strengthening and expansion of private labels and transfer of shelf arrangement at the retail marketing chains to the chains themselves, could cause harm to Hogla-Kimberly’s market share in its areas of operation and real erosion in the sale prices of its products, resulting in damage to Hogla-Kimberly’s financial results and business operations.

(b)	Damage to reputation

Hogla-Kimberly has a wide variety of well-reputed brand names, and damage to these could detrimentally impact Hogla-Kimberly’s financial results. Hogla-Kimberly acts to safeguard the reputation of its brands, while enforcing a strict and uncompromising quality control system and using modern production technologies.

(c)	Centralization of Hogla-Kimberly operations

Hogla-Kimberly’s production operations are centralized at three sites (Hadera, Nahariya and Afula), and its distribution operations are at two additional sites (Zrifin and Haifa). Lengthy damages to one or more of the production and/or distribution sites could substantially impact Hogla-Kimberly’s financial results.

(d)	Environmental Protection

The requirements of the Ministry for Protection of the Environment with regard to the sector and its installations require that Hogla-Kimberly budget financial resources for this issue. These demands could expand and increase because of the growing awareness of protection of the environment, which could force Hogla-Kimberly to budget additional resources.

(e)	Prices of raw materials – a substantial rise in the price of Hogla-Kimberly’s raw materials could damage its operations and profits.

(f)
Dependence on energy prices – Hogla-Kimberly’s operations are dependent on energy consumption. A rise in energy prices or substantial delays in energy supply could damage Hogla-Kimberly’s operations and profits.

(g)	Regulation

Hogla-Kimberly is subject to legal restrictions in its commercial operations, which could impact the outcome of its operations, such as – government policies on various issues and various government resolutions, such as a rise in the minimum wage. Such changes in regulations could impact Hogla-Kimberly’s activities in its sector of operations.

(h)	Customers

There are three large retail marketing chains in Israel. Hogla-Kimberly's sales to the three retail chains represent 32% of total sales. The discontinuation of sales to each of the three chain could hurt the sales of Hogla-Kimberly in the short term, but given the customers' loyalty to the strong brands, no long-term negative impact is expected, and therefore Hogla-Kimberly is not dependent on these chains.

23.2.22.3.	Special Factors

Factors related to Hogla-Kimberly's operations in Turkey - Hogla-Kimberly is exposed to risk factors associated with its operations in Turkey, including economic instability and high inflation rates which have been typical of Turkey's economy in the past - for further details see section 23.3.1, below.

23.2.22.4.	The extent of impact of risk factors

The following are the Hogla-Kimberly estimates regarding the types and impacts of said risk factors on Hogla-Kimberly:

Risk Factors	Degree of Impact
	Considerable Influence	Medium Influence	Small Influence
Macro-economic factors	• Economic slowdown	• Exchange Rates	• Inflation
Sector-related factors	• Damage to reputation	• Competition • Raw material prices • Accounts Receivable Risks • Customers	• Energy prices • Regulation
Special Factors		• Damage to manufacturing plant • Environmental Protection • Operations in Turkey

23.3.	Operations in Turkey

23.3.1.	General

Hogla-Kimberly operates in the Turkish market through a wholly-owned subsidiary that was acquired in 1999, named KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S., (hereinafter: "KCTR"). The Turkish market, due to its size and relatively low penetration rates, was earmarked by Hogla-Kimberly as possessing potential for strategic growth.

KCTR manufactures and sells products in the diaper and feminine hygiene sectors. For details regarding KCTR products, see Section 23.3.3, below.

KCTR plans to operate in the Turkish market through its premium products under the Kimberly Clark Worldwide brand, in a format similar to that used by Hogla-Kimberly in Israel. For this purpose, KCTR has over the past several years, established both manufacturing as well as appropriate marketing, distribution and sales infrastructures in Turkey, for the local market and for exporting to Kimberly-Clark companies throughout the region.

Hogla-Kimberly is exposed to various risks related to its operations in Turkey. Over the last few years there has been greater stability in the Turkish market and Hogla-Kimberly estimates that the main risk associated with the Turkish market involves economic instability and elevated inflation rates that previously characterized the Turkish economy, and could potentially return and negatively affect KCTR’s operations. However, in light of the nature of products in the non-food disposable consumer goods market, which is a relatively stable market, that is only slightly affected by the overall level of economic activity.

KCTR is continuing to implement a multi-annual program for expanding its operations in Turkey and reinforcing the position of the Huggies and Kotex brands in this market. Pursuant to this activity and pursuant to the distribution agreement that KCTR signed with Unilever, KCTR managed to significantly increase its turnover (19.6% in 2009 in relation to 2008, 51.1% in 2008 in relation to 2007 and 30.8% in 2007 in relation to 2006), while improving its gross margins.

23.3.2.	Dividend

KCTR has not distributed any dividends since its establishment. As at December 31, 2009, KCTR possesses no distributable earnings.

23.3.3.	Products and Services

KCTR manufactures and markets products in the diaper and feminine hygiene sectors. Toward the end of 2005, KCTR launched the first Kotex feminine hygiene products, while in the course of 2006, KCTR also launched the Huggies brand. The launch was accompanied by an extensive marketing campaign. The penetration of products in these sectors involves - by its very nature - massive investments in advertising, sales promotion and additional expenses associated with penetrating into the large retail marketing chains and expanding shelf space. In the course of 2009, KCTR continued to develop products and launched new product lines under the Huggies and Pedo brands, manufactured at KCTR's advanced manufacturing plant. KCTR also launched an advanced Kotex product (for feminine hygiene).

For information regarding KCTR revenues by major products, see section 23.2.4, above.

23.3.4.	Customers

KTCR sells its products to the private market in Turkey, consisting of local chains and small retailers, as well as to the nationwide and international food chains that operate in Turkey, which KCTR estimates account for 30% of the market potential, in which KCTR continues to operate directly. The sales and marketing to the private market are made through Unilever (for additional details, see Section 23.3.5, below).

Moreover, KCTR exports its products to various countries in the region. In August 2007, the KCTR plant in Turkey was declared by Kimberly Clark to be a regional manufacturing plant, which resulted in greater exports.

KCTR is not dependent upon any single client. Moreover, KCTR has no single client whose revenues account for over 10% of the total KCTR revenues.

23.3.5.	Marketing and Distribution

on March 1, 2007,a principle agreement  for strategic cooperation was signed, between KCTR and Unilever in Turkey. Pursuant to this agreement, Unilever will conduct the sales, distribution and collection on behalf of KCTR in the entire Turkish market, except for international supermarket chains that operate in Turkey (opposite which KCTR operates directly), in return for marketing and distribution commission that is paid by KCTR. Later in 2007, the cooperation with Unilever was expanded, as was the number of points of sale in the Turkish market that sell KCTR products.  KCTR acts by virtue of the said agreement that is currently being extended until 2012 and according to the commercial conditions agreed upon each year.

Although KCTR is dependent upon Unilever as a distributor for the private market, and in the event that the agreement is terminated the company anticipates that its operations in Turkey will be impaired in the short-term, KCTR estimates that the cancellation of the agreement would not have a significant detrimental effect on KCTR in the long term, nor cause it to incur significant additional costs as a result of the need to replace it. Consequently, the company believes that KCTR is not dependent upon Unilever.

23.3.6.	Competition

The Turkish market is characterized by fierce competition against local brands and primarily against Procter & Gamble (P&G) - both in diapers and in feminine hygiene products. In 2009, the competition in the Turkish diaper market wherein KCTR operates, actually escalated, as the selling prices of the leading competitors continued to erode, coupled with the penetration efforts of additional competitors into the market.

KCTR estimates that as of the report date, in the diaper market, KCTR's market share in Turkey is 12%, while to the best of KCTR's knowledge, the main competitor, Procter and Gamble (P&G), enjoys a 31% market share, while an additional company (Hayat Kimya A.Ş) commands a 19% market share. In 2008 and 2007, KCTR's market share in Turkey was 10% and 7%, respectively.

KCTR estimates that in the feminine hygiene market, as at the date of the statements, the KCTR market share in Turkey is equal to 10%.

23.3.7.	Manufacturing Capacity, Fixed Assets, Real Estate and Facilities

KCTR possesses an advanced manufacturing plant in Turkey that produces most of its products. The manufacturing site is located in Istanbul, on a plot of land of 13,000 m², owned by KCTR. The KCTR manufacturing facility possesses an output capacity of 1,200 million baby diapers per annum and operates at full capacity.

On October 1, 2008, the KCTR Board of Directors approved the addition of a diaper production machine, that entered into operation as planned in 2009, and has increased the diaper production capacity by 20%, as planned. In total, the production site in Turkey consists of six lines for the manufacture of diapers.

23.3.8.	Human Resources

The development of human capital is a top priority for The Company, and it invests in training and seminars for its employees, including designated training for specific positions.

As at December 31, 2009, KCTR numbers 362 employees in Turkey, most of which work at the production site under a collective labor agreement.

For details regarding Kimberly-Clark management remuneration program, see Section 23.2.15, above.

23.3.9.	Raw Materials and Suppliers

The main KCTR raw material is pulp that is imported from several overseas suppliers, chief among which is Kimberly Clark.

KCTR has no special engagement or long term contracts with any of its raw material suppliers, but operates under on-call orders at market prices. The transfer prices vis-à-vis Kimberly Clark are determined in line with the transfer price policy of Kimberly Clark.

There also exists no dependence upon any suppliers.

KCTR possesses exposure associated with the volatility of the exchange rates of the euro and the US dollar vis-à-vis the Turkish lira, through the purchase of raw materials and the import of products.

In 2009, KCTR purchased absorbent material for diapers from Sandia - Sakai in conjunction with global framework agreements with Kimberly-Clark, for a total of $19.5 million, or 14% of total purchasing from suppliers in 2009. The total purchasing of absorbent material for diapers from Sandia - Sakai in 2008 and 2007, in conjunction with global framework agreements with Kimberly-Clark, amounted to $19 million and $9.1 million, respectively, or 15% and 11% of total purchasing from suppliers in the same period. There are alternative suppliers in the market, and KCTR is not dependent on this supplier.

23.3.10.	Financing

The operations in Turkey require cash injections from Hogla-Kimberly's own sources, for investment in fixed assets.

As of December 31, 2009, KCTR has no external financing.

23.3.11.	Taxation

For details see Note 22 to Hogla-Kimberly's financial statements as of December 31, 2009, attached to this report.

For details regarding the tax investigation in Turkey, see Note 15 to Hogla-Kimberly's financial statements as of December 31, 2009, attached to this report.

23.3.12.	Legal Proceedings

For a description of legal proceedings, including demands of the authorities against KCTR, see Note 15 to the financial statements of Hogla-Kimberly as at December 31, 2009, attached to this report.

23.3.13.	Business Objectives and Strategy

In the course of 2006, Hogla-Kimberly formulated a strategic plan pertaining to KCTR (Global Business Plan) - until 2015 - intended to expand the KCTR operations and improve its profitability, by building it to be a significant player in the Turkish market in disposable diapers, feminine hygiene products and various tissue products, on the basis of the international brands of Kimberly Clark, based on local manufacture. The plan allows for gradual implementation according to actual results of operation, over several years and in various areas. The plan was approved by both Kimberly Clark and the Company. In 2009, KCTR continued to implement the strategic plan. In the event that the plan is fully implemented and successful, KCTR is expected - by 2015 - to become a dominant and profitable company, with annual sales of approximately $300 million. The KCTR turnover amounted to $126 million in 2009.

As part of the said strategic plan, additional investments in fixed assets for the production facility in Turkey are being considered from time to time.

The objectives of KCTR consists of increasing sales to the local market, by strengthening and promoting its brand, through advertising and sales promotion, as well as through product improvement.

Anticipated development over the next year

The operating losses of KCTR over the past several years, in view of the implementation of the strategic program, which derive inter alia, from launch expenses, elevated sales promotion and advertising costs in relation to the volume of sales, along with low gross margins due to the fierce competition in the Turkish market, have been reduced, and the operating loss in 2009 decreased as a result of the improvement in the gross profit, cost-cutting and increased sales. KCTR is working to reach operational breakeven in 2010.

The above information pertaining to the results of implementing the KCTR strategic plan, constitutes forward-looking information as defined by the Securities Law, based on the KCTR estimates as at the date of this report. These assessments may fail to materialize, in whole or in part, or may materialize differently due, inter alia, to changes made to the strategic plan, factors outside KCTR's control, such as changes in market conditions, entry of new competitors, changes in anticipated costs and changes in legislation.

Regarding the risk factors that are also relevant to the KCTR operations, see Sections 23.2.23.1 (a)(c), and 23.2.23.2 (a)(b)(c)(e)(g).

23.4.	Cycle-Tec Ltd.

Cycle-Tec Ltd. (hereinafter: "Cycle-Tec"), is a privately-held company that was established in 1995 and began its operations under the framework of the technological incubator in Netanya (hereinafter: "The Incubator"). As at the date of the report, Amnir - a wholly-owned subsidiary of the company - owns 30.18% of the Cycle-Tec share capital. The other shareholders as at the date of the report are:  Private investors – 19.4%; entrepreneurs and employees – 37.8%; and the technological incubator – 12.6%.

As at the date of the report, the Cycle-Tec board of directors numbers 7 directors, of which two are appointed by Hadera Paper.

Cycle-Tec engages in the development of a process for producing composite materials with a relative advantage of strength, for the plastics industry, from paper waste (mainly newspapers) and recycled plastic (hereinafter in this section: "The Technology"). In 2004, the technological feasibility was implemented in local manufacture (hubs manufactured by Amnir using Cycle-Tec’s materials are sold in the Israeli market to the plastics and paper industries). Cycle-Tec is working to commercialize the technology through the manufacture of hubs and their sale, while seeking additional products that can utilize this technology.

The technology was registered as a patent that was recorded in Israel and in the United States and is currently being registered in additional countries.

After completing a pilot study of the feasibility of the hub market within the industry, Cycle-Tec signed, in early 2009, an agreement with Amico Tube corporation - a company specializing in the production of cardboard rolls for industry and construction - regarding exclusive production of hubs for the local industry in Israel. Amico Tube installed a production line that utilizes the innovative raw material produced by Cycle-Tec's technology for manufacturing hubs to be used in industry.

As at the date of the report, the Cycle-Tec operations are not material to the company.

Part B

MANAGEMENT  DISCUSSION

Part C

Financial Statements

Part D

Additional Details Regarding the Corporation

Table of Contents

Subject	Contents	Page

Regulation 10 A	Summary of quarterly statements of income	1

Regulation 10 C	Utilization of Proceeds from Securities with Regard to Intended Application of the Proceeds as Specified in the Prospectus	1

Regulation 11	List of Investments in subsidiary companies and in associated companies as of the date of the balance sheet	1

Regulation 12	Changes in investments in subsidiary companies and in associated companies during the reported year	1

Regulation 13	Revenues of subsidiary companies and associated companies, and the corporation’s revenues from such as of the balance sheet date	2

Regulation 14	List of groups of loan balances given as of the date of the balance sheet, if granting of loans was one of the corporation’s main dealings	2

Regulation 20	Trade on the Stock Exchange – securities registered for trade/ suspended – dates and reasons	2

Regulation 21	Compensation of interested parties and senior officers	2

Regulation 22	Transactions with Interested Parties	2

Regulation 24	Convertible shares and securities held by interested parties in the corporation, in subsidiary companies or in associated companies as close as possible to the date of the report	2

Regulation 24 A	Registered share capital, issued capital and convertible securities	3

Company Name:	Hadera Paper Ltd.
Company No. with Registrar:	Private company 52-0018383-3
Address:	POB 142, Hadera 38101
Tel:	04-6349405
Telefax:	04-6339740
Date of balance sheet:	31.12.09
Date of Report:	7.3.10

Regulation 10 A – Summary of Quarterly Statements of Income

Summary of quarterly statements of income attached hereto as Appendix A of this report.

Regulation 10 C – Use of proceeds from securities, with mention of objectives of proceeds according to prospectus

None.

Regulation 11  – List of investments in subsidiary companies and in associated companies as of the balance sheet date

List of investments attached hereto as Appendix B of this report.

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported year

None.

1

Regulation 13 – Revenues of subsidiary companies and associated companies, and corporation’s revenues from such as of balance sheet date

List of revenues attached hereto as Appendix C of this report.

Regulation 14  – List of groups of loan balances given as of the date of the balance sheet, if granting of loans was one of the corporation’s main dealings

None.

Regulation 20  – Trade on the Stock Exchange – Securities registered for trade/ suspended – dates and reasons

During the reported period, 98 shares were registered for trade following the exercise of 1064 options, as part of the employee stock option plan. For details regarding stock option plan, see Section 13.4.5 to the Periodical Report, dated December 31, 2009.

During the reported period, trade was suspended on the following dates:

November 9, 2009 - Publication of quarterly balance sheets.

Regulation 21 - Compensation for Interested Parties and Senior Officers

Details attached hereto in Appendix D.

Regulation 22 - Transactions with a Controlling Shareholder

Details attached hereto in Appendix E.

Regulation 24  – Convertible shares and securities held by interested parties in the corporation, in subsidiary companies or in associated companies as close as possible to the date of the report

List of interested parties’ holdings attached hereto as Appendix F.

2

Regulation 24A – Registered share capital, issued capital and convertible securities

The corporation’s registered capital as at January 31, 2009: 20,000,000 shares.

The corporation’s issued capital as of January 31, 2009: 5,060,872 shares.

In November 2007, the Company carried out a private placement of 1,012,585 Company ordinary shares with controlling shareholders of the Company, institutional and private investors, in return for a total investment of NIS 213 million. The proceeds from the issuance of the Offered Shares is being used to partly finance the acquisition of the new packaging paper machine, as specified in section 9.1.4.3 of the Periodic Report. The private placement was ratified on November 25, 2007, by an extraordinary general meeting of the company.

On January 1, 2008, the Board of Directors of the Company, following the approval of the Company's audit committee, approved a compensation program for senior employees and officers of the Group, pursuant to which up to 285,750 stock options will be allocated (as of the date of the report and in accordance with the number of stock options exercised so far and the expired options, 261,500 options) each exercisable into an ordinary share of 0.01 par value of the Company, to senior employees and officers of the Group which, as of the date of approval of the allocation, 5.65% of the issued share capital of the Company. 250,500 stock options were granted during the first quarter of 2008. On January 8, 2009 34,000 stock options were granted out of 35,250 that were allocated to the Trustee, as a reserve for future grants. On August 9, 2009, the remaining options held by the Trustee, totaling 1,250 options, were cancelled. During 2009, a total of 1064 stock options were exercised into 98 shares (a 0.001% dilution) and 17,686 stock options expired. 4,250 stock options expired in 2008. As of December 31, 2009, a total of 261,500 options had not yet been exercised.

Following the shelf prospectus published by the Company on May 26, 2008, on July 16, 2008 the Company completed the issuance of two series of debentures (series 3 and 4) for a total of NIS 308,060,000. Net of issuing expenses, the Company received net proceeds amounting to NIS 306,609 thousand. On August 17, 2008, the Company concluded a further offering, raising a total of NIS 120,000 thousand, in exchange for the allocation of NIS 114,997 thousand par value of bonds (Series 4). Net of issuing expenses, the Company received net proceeds amounting to NIS 119,826 thousand. Total net proceeds received by the Company from these two offerings amounted to a total of NIS 426,435 thousand.

3

Regulation 25A – Residence and Address

The corporation’s registered address:	POB 142; Hadera Industrial Zone, 38101.
E-mail address:	hq@hadera-paper.co.il
Telephone no.:	04-6349349
Fax. no. :	04-6339740

Regulation 26 – Corporation’s board of directors

List of  directors and their particulars attached hereto as Appendix G.

Regulation 26A – Senior Officers in the Corporation

List of  senior officers and their particulars attached hereto as Appendix H.

Regulation 26B - Approved Signatories of the Corporation

None.

Regulation 27 – Corporation’s Accountant

The corporation's accountants during the reported period are Brightman Almagor & Assoc., residing at Maale Shachrur 5, Haifa.

To the best of the corporation’s knowledge, the accountants are not interested parties or family relations to any interested party or of any senior officers in the corporation.

Regulation 28 – Changes in the memorandum or articles of association during the reported year

None.

4

Regulation 29 – Directors’ recommendations and resolutions

On June 3, 2008, the Company announced the resolution by its Audit Committee and Board of Directors, ratified on July 13, 2008, with regard to an update to the annual compensation and attendance compensation for all Company board members, including board members who are controlling shareholders or relatives there of, and independent board members of the Company; this update would become effective on July 10, 2008 in accordance with Corporate Regulations (Rules Regarding Compensation and Expense Reimbursement for Independent Board Members), 2000   Directors' wages for 2009 were approved by the companies Board of Directors on March 8, 2009, with no changes.

On October 1, 2009, the company announced that Mr. Ari Bronshtein had ceased to serve as a director at the company.

Regulation 29A – Company resolutions

On May 10, 2004, the company’s board of directors resolved, regarding remuneration of each of the company officers, for any liability or expense as set out below, imposed on such following an action taken (including actions before the date of the writ of remuneration) and/or any action to be taken in future by virtue of office in the company, directly or indirectly related to events set out in the schedule to the writ of remuneration, to any part of such or related to such, directly or indirectly, provided the sum of remuneration, under all writs of remuneration granted in this matter to such company officer, according to the resolution of the board of directors, does not exceed a cumulative sum equivalent to 25% of the company’s shareholders’ equity according to its last financial statements (consolidated), published before de facto awarding of the writ of remuneration. The general meeting approved the amendment of Section 1.1 on June 21, 2006. To the writs of remuneration, in accordance with Amendment 3 of the Companies Law and in accordance with the amendment of the Company's articles.

5

On July 14, 2009, the General Meeting of Company shareholders approved, subsequent to approval by the Company's Audit Committee and Board of Directors, purchase of officer liability insurance amounting to $6 million.

Hadera Paper Ltd.

Date of Signature: March 7, 2010

Names of signing parties:

Ofer Bloch, CEO.

Shaul Glicksberg - VP Finance and Business Development.

6

Appendix A
Regulation 10 A – Summary of Consolidated Quarterly Statements of Income
(In NIS thousands)

	Jan-Mar 2009	Apr-Jun 2009	Jul-Sept 2009	Oct-Dec 2009	2009
Sales, net	229,881	204,153	220,371	237,590	891,995
Cost of Sales	192,510	180,685	188,413	204,069	765,677
Gross Profit	37,371	23,468	31,958	33,521	126,318

Selling, Marketing, General and Administrative and Other Expenses:
Selling and Marketing	18,016	16,966	17,840	19,176	71,998
General and Administrative	14,231	15,686	13,255	15,795	58,967
Others	(13,388)	(4,577)	(381)	(1,888)	(20,234)
Total Expenses	18,859	28,075	30,714	33,083	110,731
Profit (loss) from ordinary operations	18,512	(4,607)	1,244	438	15,587

Financial Revenues	3,031	783	593	320	4,727
Financial Expenses	7,581	6,228	5,406	3,777	22,992
Financial expenses, net	4,550	5,445	4,813	3,457	18,265
Profit (loss) after financing	13,962	(10,052)	(3,569)	(3,019)	(2,678)

Share in earnings (losses) of associated companies, net of taxes	15,048	19,857	28,988	23,466	87,359
Profit before taxes on income	29,010	9,805	25,419	20,447	84,681
Taxes on income expenses (revenues)	9,954	(5,545)	(10,434)	(1,042)	(7,067)
Net income for the period	19,056	15,350	35,853	21,489	91,748

Net profit attributed to:
Company Shareholders	19,079	15,637	35,445	21,069	91,230
Minority Interest	(23)	(287)	408	420	518
	19,056	15,350	35,853	21,489	91,748
Basic net earnings (loss) per share (in NIS)	3.77	3.09	7.00	4.17	18.03
Diluted net earnings (loss) per share (in NIS)	3.77	3.09	7.00	4.17	18.03
No. of shares that served for calculating basic earnings per share	5,060,774	5,060,774	5,060,774	5,060,788	5,060,788
No. of shares that served for calculating diluted earnings per share	5,060,774	5,060,774	5,060,774	5,060,788	5,060,788

7

Appendix B1

Regulation 11 - List of investments in subsidiaries and associated companies – companies held by the Company (Updated as at December 31, 2009)

						Holding percentage by the company and wholly owned subsidiaries (%)
Company Name	Share’s Stock Exchange Number	Type of share and par value in NIS	No. of Shares	Total par value, NIS	Value in separate financial statements of the Corporation, according to Regulation 9C	In equity	In voting rights	In right to appoint directors	Stock exchange price at balance sheet date, in NIS per share	Notes
1. Subsidiaries
Amnir Recycling Industries Ltd.	-	Ord. 1	5,367,000	5,367,000	179,669	100	100	100	N.A.	-
Graffiti Office Supplies & Paper Marketing Ltd.	-	Ord. 1	1,000	1,000	(10,619)	100	100	100	N.A.	-
Carmel Container Systems Ltd.	-	Ord. 1	1,553,764	1,553,764	144,743	89.3	89.3	89.3	N.A.	-
Frenkel-CD Ltd.	-	Ord. A 1 Ord. B 1	5,749,387 1,032	5,749,387 1,032	11,158	54.74	54.73	54.73	N.A.	-
Hadera Paper Development and Infrastructures Ltd.	-	Ord. 1	100	100	161,930	**100	**100	**100	N.A.	-
Hadera Paper Industries Ltd.	-	Ord. 1	100	100	137,965	**100	**100	**100	N.A.	-
American Israeli Paper Mills Marketing (1992) Ltd.	-	Ord. 1	100	100	(2,023)	***100	***100	***100	N.A.	Inactive company
Dafnir Packaging Systems Ltd.	-	Ord. 0.0001	1,250,000	125	(893)	***100	***100	***100	N.A.	Inactive company
Niroz Investment Company Ltd.	-	Ord. 0.0001	6	0.0006	79,153	**100	**100	**100	N.A.	Inactive company
2. Associated Companies
Hogla-Kimberly Ltd.	-	Ord. 1 Preferred 1	4,547,622 1	4,547,622 1	227,883	49.9	49.9	49.9	N.A.	-
Mondi Hadera Paper Ltd.	-	Ord. 1	499	499	77,450	49.9	49.9	49.9	N.A.	-

* Number of shares held by the company.

** Including one share held by American Israeli Paper Mills Marketing (1992) Ltd. (inactive company).

*** Including one share held by Niroz Investment Company Ltd. (inactive company).

8

Appendix B2

Loans to subsidiaries and associated companies of the company as at December 31, 2009

		Outstanding loans and capital notes, including accrued interest	Interest rate
Lending party	Borrowing party	In NIS thousands	%	Linkage Type	Repayment years
Hadera Paper Ltd.	Mondi Hadera Paper Ltd.	36,674	4%	CPI-Linked	Monthly repayment
Hadera Paper Ltd.	Amnir Recycling Industries Ltd.	22,839	6%	US$-linked	The repayment date has yet to be set
Hadera Paper Ltd.	Attar Marketing Office Supplies Ltd.	14,855	4%	CPI-Linked	The repayment date has yet to be set
Nir Oz Investment Company Ltd.*	Hadera Paper Ltd.	(14,673)	0%	Unlinked	The repayment date has yet to be set
Hadera Paper Ltd.	American Israeli Paper Mills Marketing (1992) Ltd.*	2,103	0%	Unlinked	The repayment date has yet to be set
Hadera Paper Ltd.	Dafnir Packaging Systems Ltd.*	1,134	0%	Unlinked	The repayment date has yet to be set

* Inactive company

9

Appendix C

Regulation 13: Profit and loss of subsidiaries and associated companies and revenues therefrom for the year ended December 31, 2009

				Revenues received
Subsidiaries	Net Profit (Loss)	Other comprehensive profit (loss)	Overal profit (loss)	Dividend	Interest	Management fees and Directors' wages
Amnir Recycling Industries Ltd.	5,471	(68)	5,403	-	1,105	503
Graffiti Office Supplies & Paper Marketing Ltd.	1,097	(32)	1,065	-	2,352	500
Hadera Paper Industries Ltd.	(23,444)	4,559	(18,885)	-	-	754
Hadera Paper Development and Infrastructures Ltd.	8,731	(67)	8,664	-	1,447	862
Carmel Container Systems Ltd.	8,621	180	8,801	-	-	-
Frenkel-CD Ltd.	648	(48)	600	-	-	-

Associated Companies
Hogla-Kimberly Ltd.	151,095	(2,476)	148,619	66,624	-	1,260
Mondi Hadera Paper Ltd.	28,671	4,079	32,750	-	3,349	1,473

10

Appendix D

Regulation 21

Regulation 21(a) - Remuneration of Senior Officers

The total wages paid to the company's directors on account of their service in 2009 amounted to NIS 807 thousands. For details regarding the Company's directors remuneration see section 13.4.2 to part A of the periodical report (Corporate Description)Following below is the accounting cost of remuneration (remuneration paid during the reporting year, including the company's undertakings of remuneration on account of the reported year) for the five highest-paid senior officers of the Company as it was recognized in the Company's financial statements for 2009.It should be noted that the company's CEO has waived 10% of his salary until the end of 2009, as compared with the preceding year and that all senior executives at the company have waived 8% of their salary over that same period.

Recipient Details			Remuneration for Services (in NIS thousands)				Total in NIS K
Name	Position	Scope of employment	Salary	Bonus	Other	Share-based payment in respect of options *	Total
Avi Brener (1)	CEO (retired January 31, 2010)	100%	(2) 1,891	(3) 971	(4) 356	(5) 1,392	4,610
Shaul Glicksberg (6)	VP Finance and Business Development	100%	(7) 1,243	(8) 300		(9) 226	1,769
Gideon Lieberman (10)	COO and CEO Hadera Paper Infrastructure	100%	(11) 1,020	(12) 355		(13) 226	1,601
Gur Ben David (14)	General Manager, Packaging Paper & Recycling Division	100%	(15) 864	(16) 250		(17) 226	1,340
Doron Kempler (18)	CEO of Carmel Systems	100%	(19) 989	(20) 200		(21) 67	1,256
________________________

The sums appear in terms of the cost to the company in 2009.

*
The sum appearing under the column “Share-based Payment” reflects the expenditure recorded by the company in its 2009 financial statements, according to IFRS 2, on account of the allocation of the stock options.

The exercise periods of the stock options are as follows:

•
The offeree will be eligible to exercise into options one quarter of the quantity of the stock options (hereinafter: Starting one year from January 14, 2008 ("The Determining Date") and up to four years from the determining date.

•
The offeree will be eligible to exercise into shares one additional (second) quarter of the quantity of option warrants, starting two years from the Determining Date.  and up to four years from the determining date.

11

•
The offeree would be eligible to exercise into shares an additional [third] quarter of the total sum of stock options, starting with the end of three years from The Determining Date and until the end of five years from The Determining Date.

•
The offeree would be eligible to exercise into shares an additional [fourth] quarter of the total sum of stock options allocated to him according to the plan, starting with the end of four years from The Determining Date and until the end of six years from The Determining Date.

1.
On November 11, 2009, Mr. Avi Brener informed the company of his intention to retire from his position. His position as CEO of the company ended December 31, 2009. His employment at the company ended January 31, 2010. According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of six months. For further details regarding Mr. Brener's employment agreement see section 13.4.1 to Part A of the periodical report (Corporate Description).

2.
The salaries component appearing in the table above includes all of the following components: Salary, social and auxiliary provisions as accepted, provisions recognized in the financial statements for 2009 on account of retirement bonus according to the employment agreement, 13th bonus salary  and a company car.

3.
The sum appearing under the column “bonus” is the provision on account of the sum of the annual bonus approved by the company's Board of Directors for payment to Mr. Avi Brener on account of 2009 equivalent to 9 monthly wages and that will actually be paid in 2010. According to the employment agreement, the annual bonus of the CEO will be equal to between 6 and 9 paychecks and will be determined according to the discretion of the Company's Board of Directors.

4.
The sum appearing in this column, is the sum paid to Avi Brener on account of the remaining period of advanced notice, of approximately 3.5 months, out of the period of the early announcement of 6 months set in the agreement.

5.
On March 28, 2008, as part of his employment conditions, Avi Brener was allocated a sum of 40,250 stock options, convertible into up to 40,250 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company in 4 equal tranches. For further details regarding the option plan and private placement to Mr. Brener see section  13.4.5 to Part A of the periodical report (Corporation Description) and a press release of the Company as of January 14, 2008. Until the date of termination of his employment (January 31, 2010), the CEO was eligible for two option tranches. According to the terms of the plan, since the employment of the CEO was terminated due to disability, he was eligible for an additional option tranche. Moreover, the Remuneration Committee, Audit Committee and the Board of Directors decided under the circumstances of the termination of employment of the CEO, due to disability, considering the period of his employment in the group and according to the terms of the plan, to also grant the CEO the fourth tranche. All of the tranches will be eligible for exercise at the original dates set forth in the plan. Following the retirement of Avi Brener, the sum appearing in the table includes the entire accounting expenditure on account of the outstanding options (as it was recognized in the financial statements of 2009).

6.	Shaul Glicksberg - Employed as the company's VP of finance since January 1, 2008.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

7.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

8.
The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Shaul Glicksberg in the March 2010 paycheck, on account of 2009. Shaul Glicksberg's employment agreement has no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Shaul Glicksberg to the results of operation of the Company

9.
On March 10, 2008, as part of his employment conditions, Shaul Glicksberg was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

10.	Gideon Liberman – COO and CEO Hadera Paper Infrastructure, is employed by the company since August 25, 1975.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

11.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

12.
The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gideon Liberman in the March 2010 paycheck, on account of 2009. The employment agreement of Gideon Liberman includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gideon Liberman to the results of operation of the Company

12

13.
On March 10, 2008, as part of his employment conditions, Gideon Liberman was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

14.	Gur Ben David - General Manager, Packaging Paper Division, employed at the company since August 1, 2006.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

15.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

16.
The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gur Ben David in the March 2010 paycheck, on account of 2009. The employment agreement of Gur Ben David includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gur Ben David to the results of operation of the Company

17.
On March 10, 2008, as part of his employment conditions, Gur Ben David was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

18.	Doron Kempler, CEO of Carmel Container Systems Ltd., has been employed by the company since May 2001

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

19.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

20.
The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Doron Kempler in the March 2010 paycheck, on account of 2009. The employment agreement of Doron Kempler includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Doron Kempler to the results of operation of the Company

21.
On January 8, 2009, as part of his employment conditions, Doron Kempler was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

Regulation 21(B) - Remuneration of Senior Officers

Upon the termination of Mr. Avi Brener's employment at the company, his right to receive retirement bonus in accordance with the employment agreement had vested (see Section 13.4.1 to the Periodic Report). The Company has made provisions on account of the aforementioned retirement bonus in its financial statements in the relevant years. The retirement bonus in the sum of NIS 2.3 million, was paid at the end of January 2010.

It should be noted that the company's Board of Directors is considering the possibility of granting an additional special bonus to  the retiring CEO on account of his contribution to two special strategic projects of the Company (Machine 8 project and implementing a strategic plan to the expansion of the activity in Turkey). This consideration is done following a previous offer raised during the meetings of the Audit Committee and the Board of Directors while confirming the CEO's employment terms in 2007 and that was discussed at the time primarily at the Remuneration Committee as detailed in the shelf prospectus of May 2008 and in the periodical report for 2008. It should be noted that true to the date of this report, this matter is being deliberated by the Board of Directors and the Remuneration Committee that was authorized by the Board of Directors to formalize a recommendation regarding the matter and no decisions in the matter have been made.

13

Appendix E

Regulation 22 - Transactions with Controlling Shareholders

Negligible transactions

On March 8, 2009, the Board of Directors of the Company approved rules for the assessment of negligible transaction as the term is defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993.

In its normal course of business, the Group conducted transactions with controlling shareholders that are "negligible transactions" in accordance with the said tests, the types and characteristics appearing in Note 18b to the company's financial statements, dated December 31, 2009.

According to these tests, each transaction with controlling shareholders will be considered to be a negligible transaction if it is not an extraordinary transaction and if the relevant parameter for the transaction (one or more) will be equal to less than 1%. Any interested party transaction classified as a negligible transaction, one or more of the criteria relevant to the specific transaction will be calculated based on the recent annual consolidated financial statements of the Company: (a) The sales ratio – total sales in the interested party's transaction divided by total annual sales; (b) Sales cost ratio – the cost of the interested party's transaction divided by the total cost of annual sales; (c) Profit ratio – the actual profit or loss attributed to the interested party's transaction divided by the average annual profit or loss in the last three years, based on the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the total level of assets in the interested party's transaction divided by total assets; (e) Liabilities ratio – the liability in the interested party's transaction divided by total liabilities. In cases where, at the Company's discretion, all the quantitative criteria mentioned above are not relevant in measuring the negligibility of an interested party's transaction, the transaction shall be deemed negligible, in accordance with another relevant criterion to be determined by the Company, provided the relevant criterion calculated for the transaction is less than one percent (1%).

It should be noted that the negligibility procedure of IDB group, that is the controlling shareholder of CII, the controlling shareholder of the group, is being discussed with the Securities Authority.

14

Unexceptional transactions with officers or controlling shareholders

The Articles of Association of the company includes a provision under which, subject to the provisions of the Companies Law, a transaction of the company with an offer or shareholder of the company or a transaction of the company with another person in which the offer or shareholder of the company has a personal interest, and which are not unexceptional transactions, shall be approved as follows:

a.
An engagement as aforesaid, in an unexceptional transaction, shall be approved by the board of directors of by the audit committee or by another organ authorized thereto by the board of directors, whether by a specific decision or in accordance with the directives of the board of directors, whether by a general authorization, or by authorization for a certain type of transactions or by authorization for a particular transaction.

b.
The approval of transaction that are unexceptional as stated in sub-section a above, may be carried out by granting general approval to a certain type of transactions or by approving a particular transaction;

Subject to the provisions of the Companies Law, a general notice given to the board of directors by an officer or controlling shareholder in the company, concerning his personal interest in a particular entity, while specifying his personal interest, shall constitute disclosure by the officer or controlling shareholder, to the company, of said personal interest, for the purpose of any engagement with an entity as aforesaid, in an unexceptional transaction.

On March 7, 2006, the board of directors of the company approved that the company's management is the authorized entity to approve unexceptional transactions of the company with an officer or controlling shareholder or a transaction of the company with another person, in which the officer or controlling shareholder in the company has a personal interest, as stated in this section, above.

The company and/or its subsidiaries have several engagements with interested parties in the company and/or with companies in which the interested parties in the company are controlling shareholders therein, which are conducted in the course of ordinary business under such conditions and at such prices which are not different from those acceptable in the company with respect to its other clients and suppliers, such as the purchase and leasing of equipment, cellular communications and insurance.

15

Transactions outlined in section 270[4] of the Companies Law:

None.

Transactions not outlined in section 270[4] of the Companies Law and that are not negligible:

a.
Officers' liability insurance: On July 14, 2009, following the approval of the company's Audit Committee and Board of Directors, the company's shareholders' meeting approved the company's engagement for the acquisition of an officers' liability insurance policy for the period commencing June 1, 2009 until May 31, 2010, and a premium payment in the amount of $52,000, with the coverage to also include an additional subsidiary. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the company. The policy is under market conditions and in accordance with customary transactions of this type. In accordance with the Company's decision, the aforementioned insurance policy shall also apply to board members who may be deemed controlling shareholders of the Company (Messrs. Zvika Livnat and Itzhak Manor). The amount of the policy's coverage ($6 million) is identical to the amount of coverage of previous policies for 2008 and 2007. The policy's premium payment ($52,000) exceeds the premium paid in 2008 and 2007 ($40,000), however, in 2009 an additional subsidiary was included in this coverage.

b.	Insurance: For details regarding the insurance policies purchased by the Company for the Company and for its subsidiaries, see section 17 to the periodical report above.

c.
Letters of indemnification: Pursuant to the resolutions of the general meeting of the Company dated June 21, 2006 and July 14, 2004, the Company issues letters of indemnification to all the directors and officers of the company, including directors that are considered controlling shareholders in the company (Messrs. Zvika Livnat and Itzhak Manor), as they may be from time to time. Under the said letters of indemnification, the Company provides all the directors and officers therein, as they may be from time to time, indemnification in advance - in accordance with the Company's Articles of Association and the provisions of the Companies Law - in respect of any liability or expenses imposed on the officer in consequence of actions he has undertaken and/or will undertake by virtue of being an officer of the company, which are related directly or indirectly, to the events outlined in the letters Of indemnification. The amount of indemnification pursuant to all the letters of indemnification that have been provided and/or will be provided to the offers and employees of the company, shall not exceed a cumulative sum equal to 25% of the company's shareholders' equity in accordance with the last consolidated financial statements published prior to the actual provision of indemnification. For further details see Section 18.1, to this report.

16

d.
Product Sales - In the course of 2009, Hogla Kimberly Ltd., an associated company of the company's, in the normal course of its affairs, sold from time to time, toiletry, cleaning and paper products to Supersol Ltd., a company controlled by the company's controlling shareholder, for the purpose of sale in its stores and for its own use On account of the said transactions, Hogla Kimberly Ltd. received the overall Sum of NIS 242 million in 2009. The format of the engagement with Supersol, is similar to Hogla engagements with retail marketing chains, as follows: The actual purchases are usually made in an ongoing manner by the various branches, as part of the normal course of affairs and from time to time, according to their needs. Additionally, the parties occasionally sign an agreement that determines different commercial terms, yet does not constitute an undertaking to either sell and/or purchase any products.

e.
Product sales: In the course of 2009, through a wholly owned subsidiary of the company in the packaging products and cardboard sector, the company recorded sales to Cargal Ltd., a company in which the Company's controlling shareholder is an interested party, in the overall sum for 2009 of NIS 27.1 million. In accordance with the format of the engagement with Cargal, in a manner similar to the other company customers, a commercial agreement is signed with the customer once every quarter, which defines the commercial terms. The commercial agreement does not constitute an undertaking on the part of Cargal, for the purchase of packaging paper from the company, and the actual purchasing is made in an ongoing manner, in the normal course of affairs, from time to time, according to Cargal's needs.

f.	Rental of Buildings: In the course of 2009, a subsidiary paid to a company controlled by a controlling shareholder a sum of NIS 10.8 million on account of the rental of buildings.

17

Appendix F
Regulation 24

					Holding Percentage		Holding Percentage - fully diluted
Name of Interested Party	Company No. / ID No.	Name of Security	No. of Security on the Stock Exchange	No. of securities held as at Feb-21-2010	In equity	In voting and authority to appoint directors	In equity	In voting and authority to appoint directors
Clal Industries and Investments Ltd.	52-002187-4	Ordinary shares	632018	3,007,621	59.43%	59.43%	56.51%	56.51%

Clal Insurance Holdings Ltd.	52-003612-0	Ordinary shares	632018	345,215	6.82%	6.82%	6.49%	6.49%

Clal Finance Ltd.	51-138234-3	Ordinary shares	632018	37,558	0.74%	0.74%	0.71%	0.71%

18

Appendix G

List of Directors8 (In alphabetical order)

A.	Arad Atalia

B.	Yehezkel Avi

C.	Livnat Zvi

D.	Milo Roni

E.	Manor Itzhak

F.	Makov Amir

G.	Mar-Haim Amos

H.	Fisher Avi

I.	Rosenfeld Adi

 8 On October 1, 2009, the company announced that Mr. Ari Bronshtein had ceased to serve as a director at the company.

19

Appendix H

Senior Officers in the Corporation

1.1.1.	Senior Officers in the Corporation9 10

A.

1.	Name:	Ofer Bloch

2.	The position he fills at the Company: CEO.

B.

1.	Name: Shaul Gliksberg

3.	The position he fills at the Company: VP Finance and Business Development.

C.

1.	Name: Eli Greenbaum

2.	The position he fills at the Company: Internal Auditor.

D.

1.	Name: Gideon Liberman

2.	The position he fills at the Company: VP Operations, CEO of Hadera Paper Infrastructures .

E.

1.	Name: Gur Ben-David

2.	The position he fills at the Company: CEO of Packaging and Recycling Division

 9 On August 31, 2009, Mr. Israel Eldar retired from the company, after serving as market risk manager at the company.

 10 On December 31, 2009, Mr. Avi Brener retired from his position as CEO of the company.

20

F.

1.	Name: Lea Katz

2.	The position she fills at the Company: Legal Counsel and Secretary of the Corporate

G.

1.	Name:	Michal Mendelson

2.	The position she fills at the Company: Group Marketing Manager

H.

1.	Name: Simcha Kenigsbuch

2.	The position he fills at the Company: Chief Information Officer

I.

1.	Name: Noga Alon

2.	The position she fills at the Company: Group Organizational Development Manager

J.

1.	Name: David Basson

2.	The position he fills at the Company: VP Supply Chain

K.

1.	Name: Shmuel Molad

2.	The position he fills at the Company: Group Accountant

L.

1.	Name: Averaham Tenenbaum

2.	The position he fills at the Company: Development and Innovation Manager

21

Enclosed please find the financial reports of the following associated companies:

-	Mondi Hadera Paper Ltd.

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 5

MONDI HADERA PAPER LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

MONDI HADERA PAPER LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Hadera Paper Ltd.

We have audited the accompanying consolidated balance sheets of Mondi Hadera Paper Ltd. (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and her subsidiaries basis as of December 31, 2009 and 2008, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the two years in the period ended December 31, 2009, in conformity with international financial reporting standards and accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 15, 2010

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2009	2008
Assets
Current assets
Cash and cash equivalents	4	17,076	13,315
Financial assets carried at fair value through profit or loss		-	2,382
Trade receivables	5	184,415	168,911
Other receivables	6	2,018	1,379
Inventories	7	108,202	140,002
Total current assets		311,711	325,989

Non-current assets
Property, plant and equipment	10	146,731	154,441
Goodwill	8A	3,177	3,177
Long term trade receivables		167	355
Total non-current assets		150,075	157,973
Total assets		461,786	483,962

Equity and liabilities
Current liabilities
Short-term bank credit	13	69,440	105,388
Current maturities of long-term bank loans	13	10,599	15,768
Trade payables	11	105,624	97,293
Hadera Paper Ltd. Group, net		57,595	69,614
Other financial liabilities	14	432	5,512
Current tax liabilities		3,701	107
Other payables and accrued expenses	12	21,079	(*)18,386
Accrued severance pay, net	15	206	214
Total current liabilities		268,676	312,282

Non-current liabilities
Long-term bank loans	13	13,019	23,484
Deferred taxes	23	22,704	24,274
Employees Benefits	15	2,079	(*)1,364
Total non-current liabilities		37,802	49,122

Commitments and contingent liabilities	16

Shareholders' equity	17
Share capital		1	1
Premium		43,352	43,352
Capital reserves		929	(3,150)
Retained earnings		111,026	82,355
		155,308	122,558
Total equity and liabilities		461,786	483,962
(*) Reclassified.

D. Muhlgay Financial Director	A. Solel General Manager	P. Machacek Chairman of the Supervisory Board

Approval date of the financial statements: February 15, 2010.

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

		Year ended December 31,
	Note	2009	2008	2007

Revenue	18	669,222	732,347	770,032
Cost of sales	19	578,537	649,640	688,000
Gross profit		90,685	82,707	82,032

Operating costs and expenses
Selling expenses	20	39,694	38,293	37,889
General and administrative expenses	21	10,826	9,740	10,532
Other (income) expenses		(376)	584	(313)
		50,144	48,617	48,108

Operating profit		40,541	34,090	33,924

Finance income		(104)	(5,889)	(5,783)
Finance costs		11,363	13,496	14,197
Finance costs, net	22	11,259	7,607	8,414

Profit before tax		29,282	26,483	25,510

Income tax charge	23	611	7,127	7,220

Profit for the year		28,671	19,356	18,290

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Profit for the year	28,671	19,356	18,290

Cash flow hedges, net.	80	(4,079)	-

Transfer to profit or loss from equity on cash flow hedge	3,999	-	-

Total comprehensive income for the year (net of tax)	32,750	15,277	18,290

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands)

	Share		Capital	Retained
	capital	Premium	reserves	earnings	Total

Balance - January 1, 2007	1	43,352	929	44,709	88,991

Changes during 2007:

Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

Changes during 2008:

Loss on cash flow hedges, net	-	-	(4,079)	-	(4,079)

Profit for the year	-	-	-	19,356	19,356

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

Changes during 2009:

Profit on cash flow hedges ,net	-	-	4,079	-	4,079

Profit for the year	-	-	-	28,671	28,671

Balance - December 31, 2009	1	43,352	929	111,026	155,308

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Cash flows - operating activities
Profit for the year	28,671	19,356	18,290
Adjustments to reconcile net profit to net
cash used in operating activities
(Appendix A)	38,406	28,840	(1,299)
Net cash from operating activities	67,077	47,196	16,991

Cash flows - investing activities
Acquisition of property plant and equipment	(4,383)	(9,655)	(6,969)
Proceeds from sale of property plant and Equipment	676	287	376
Interest received	104	415	393
Net cash used in investing activities	(3,603)	(8,953)	(6,200)

Cash flows - financing activities
Short-term bank credit, net	(35,948)	3,628	5,020
Repayment of long-term bank loans	(15,929)	(14,024)	(15,927)
Proceeds of long-term bank loans	-	-	18,000
Repayment of capital
notes to shareholders	-	(5,700)	(5,676)
Interest paid	(7,894)	(10,852)	(11,749)
Net cash used in financing activities	(59,771)	(26,948)	(10,332)

Increase in cash and cash equivalents	3,703	11,295	459
Cash and cash equivalents at the
beginning of the financial period	13,315	323	15
Net foreign exchange difference on cash and cash equivalents	58	1,697	(151)
Cash and cash equivalents of the
end of the financial period	17,076	13,315	323

The accompanying notes are an integral part of the financial statements.

 MONDI HADERA PAPER LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
A. Adjustments to reconcile net profit to net cash provided by operating activities

Finance expenses recognized in profit and loss	11,259	7,607	8,414
Taxes on income recognized in profit and loss	611	7,127	7,220
Depreciation and amortization	12,028	11,649	10,701
Capital loss (gain) on disposal of property
plant and equipment	(376)	584	(313)

Changes in assets and liabilities:
(Increase) Decrease in trade receivables and other receivables	(16,582)	21,652	(18,761)
Decrease (Increase) in inventories	31,565	2,551	(34,250)
Increase (Decrease) in trade and other payables, and accrued expenses	11,991	(21,728)	17,509
(Decrease) Increase in Hadera Paper Ltd. Group, net	(12,019)	(1,495)	8,302
	38,477	27,947	(1,178)
Income tax paid	(71)	(107)	(121)
	38,406	27,840	(1,299)

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1               -    DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holding BV (NL) (the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

B.	Definitions:

	The Company	-	Mondi Hadera Paper Ltd.

	The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 8.

	Subsidiaries	-	companies in which the Company exercises control (as defined by IAS 27), and whose financial statements are fully consolidated with those of the Company.

	Related Parties	-	as defined by IAS 24.

	Interested Parties	-	As defined in Opinion No.29 of the Institute of Certified Public Accountants in Israel

	Controlling Shareholder	-	As defined in Opinion No.29 of the Institute of Certified Public Accountants in Israel

	NIS	-	New Israeli Shekel.

	CPI	-	the Israeli consumer price index.

	Dollar	-	the U.S. dollar.

	Euro	-	the United European currency.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Applying international accounting standards (IFRS)

Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

B.
Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: changes in the fair value of financial assets and liabilities that are measured by fair value are recorded directly as profit or loss.

▪	Non-current assets held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 15.

C.
Foreign currencies

The individual financial statements of each group entity are presented in New Israeli Shekel the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements, are also presented in the New Israeli Shekel ("NIS"), which is the functional currency of the Group and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they accrue.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.
Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

E.
Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

As of 31.12.09 no impairment is recognised.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.
Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods, which are predicted to be used for more than one period. The Group presents its property, plant and equipments items according to the cost model.

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold is computed over the shorter of the term of the lease, including any option period, where the Group intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

	%

Leasehold improvements	10
Machinery and equipment	5-20	(mainly 5%)
Motor vehicles	20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management at the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.
Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.
Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Finished products    -    Based on moving-average basis.

Raw, auxiliary materials and other    -    Based on moving-average basis.

I.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

J.	Financial assets

(1)       General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

•	Financial assets ‘at fair value through profit or loss’ (FVTPL)
•	Loans and receivables

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (cont.)

(2)   Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or
•	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)   Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)   Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, an objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(4)   Impairment of financial assets (Cont.)

In a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

K.	Borrowings

Borrowings are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Derivative financial instruments

(1)   General

The Group entered into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk and commodity price risk.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of commodity price risk (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)   Hedge accounting

The Group designates certain hedging instruments, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in cash flows of the hedged item.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Derivative financial instruments (cont.)

(2)       Hedge accounting (cont.)

The effective part of the changes in the value of financial instruments designated for cash flow hedging is immediately recognized in shareholders' equity and the non-effective part is immediately recognized in the statement of income.

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized or when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders' equity are carried to the income statement while hedged projected transactions are recorded in the income statement.

As of  31.12.09 there are no outstanding cash flow hedge contracts.

M.	Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)       Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)       Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

N.	Leasing Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)       Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)       Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)       Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits

(1)
Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined benefit. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)
Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits (cont.)

(2)
Other long term employee benefits (Cont.)

Other employee benefits of the Group include liabilities for early retirement.  These liabilities are recorded to statement of operations in accordance with the projected unit credit method. The present value of the Group’s obligation for early retirement was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for early retirement will be paid.

(3)       Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term Group benefits include the Group’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

Q.	Exchange Rates and Linkage Basis Following are the change in the representative exchange rates of the Euro and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2009	5.4417	3.775	114.88
December 31, 2008	5.2973	3.802	110.55
December 31, 2007	5.6592	3.846	106.40

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	2.72	(0.71)	3.9
Year ended December 31, 2008	(6.4)	(1.14)	3.8
Year ended December 31, 2007	1.71	(8.97)	3.39

R.
Reclassification

Comparative figures relating to the years 2007 and 2008 were reclassified in these financial statements as follows: NIS 5,054 thousands in 2007 and NIS 4,857 thousand in 2008 were reclassified from employees' benefits in non current liabilities to employees' benefits in current liabilities.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

           A. Standards and Interpretations Affecting Amounts Reported in the Current Period (and/ or prior periods)

    1. Standards Affecting Presentation and Disclosure

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income is presented separated from the income statement.

However, the revised Standard has had no impact on the reported results of financial position of the Group.

Amendment to IFRS 7 "Financial Instruments Disclosure"

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

2. Standards and Interpretations Affecting the Reported Results or Financial Position

Annual improvements issued by the IASB

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 "Employee Benefits" were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected unused vacation costs as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

        B. Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 3 (as revised In 2008) Business Combinations

IFRS 3(2008) has not been adopted in the current year in advance of its effective date (business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 July, 2009.

In accordance with the relevant transitional provisions, IFRS 3(2008) need to be applied prospectively to business for which the acquisitions date is on or after 1 January 2009. The adoption of IFRS 3(2008) Business Combinations is not predicted to have a material affect on the group's accounting.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.
Adoption of new and revised Standards and interpretations (Cont.)

B.    Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IAS 17 – leases

As part of improvement to IFRSs (2009) issued in April 2009, the International Accounting Standards Board amended the requirements of IAS 17 Leases regarding the classification of leases of land. Following the amendments, leases of land are classified as either 'finance' or 'operating' in accordance with the general principles of IAS 17. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments) and the Group will recognise assets and liabilities related to land leases newly classified as finance leases at their fair values on that date, any difference between those fair values will be recognised in retained earrings.

IFRS 9 Financial Instruments introduces a new classification and measurement regime for financial assets within its scope.

In summary, IFRS 9 proposes that:

•	Debt instruments meeting both a "business model" test and a "cash flow characteristics" test are measured at amortized cost (the use of fair value id optional in some limited circumstances)

•	Investments in equity instruments can be designated as "fair value" through other comprehensive income with only dividends being recognized in profit or loss.

•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

•
The concept of "embedded derivatives" does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

•	Unquoted equity instruments can no longer be measured at cost less impairment (must be at fair value)

The Standard in effective commencing January 1, 2013, early adoption is possible

IAS 27 (as revised in 2008) Consolidated and Separate Statements

IAS 27(2008) has not been adopted in advance of its effective date (annual periods beginning on or after 1 July 2009). The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Group's interests in its subsidiaries.  The adoption of the revised Standard is not predicted to have an affect on the accounting of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3               -    SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.
General

In the application of the Group’s accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.
Significant judgments in applying accounting policies

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

•	Useful lives of property, plant and equipment - As described at 2F above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.
•
Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.
•
Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

•	Measurement of obligation for employee benefits.

C.	Key sources of estimation uncertainty

•
In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.  Included in the allowance for doubtful debts are individually impaired trade receivables. The impairment recognised represents the difference between the carrying amount of these trade receivable and the present value of the expected proceeds. The Group does not hold any collateral over these balances.

NOTE 4               -    CASH AND CASH EQUIVALANTS

	As of December 31,
	2 0 0 9	2 0 0 8

Cash in bank – NIS	4,697	221
Cash in bank - foreign currency	12,379	13,094
	17,076	13,315

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5               -    TRADE RECEIVABLES

	As of December 31,
	2 0 0 9	2 0 0 8
Domestic
Open accounts	145,914	136,510
Checks receivable	21,621	23,260
	167,535	159,770
Foreign
Open accounts	20,676	13,301
	188,211	173,071
Less - allowance for doubtful accounts	(3,796)	(4,160)
	184,415	168,911

The average credit period on sales of goods is 96 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group asses the potential customer's credit quality and defines credit limits by customer.

Of the trade receivables balance at the end of the year, NIS 14.9 million (2008: NIS 17.1 million) is due from Company A, the Group's largest customer and NIS 9.4 million (2008: NIS 5.5 million) from Company B. There are no other customers who represent more than 5% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 11.9 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

Aging of past due but not impaired

31/12/09
60-90 days	8.3
90-120 days	3.6
Total	11.9

Movement in the allowance for doubtful debts

	Year ended December 31,
	2 0 0 9	2 0 0 8

Balance at beginning of the year	4,160	2,992
Impairment losses recognized on receivables	2,599	1,334
Amounts written off as uncollectable	(2,963)	(166)
Balance at end of the year	3,796	4,160

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6               -    OTHER RECEIVABLES

	As of December 31,
	2 0 0 9	2 0 0 8

Prepaid expenses	1,369	117
Advances to suppliers	285	512
Others	364	750
	2,018	1,379

NOTE 7               -    INVENTORIES

	As of December 31,
	2 0 0 9	2 0 0 8

Raw and auxiliary materials	42,235	42,241
Finished products and goods in process	65,967	97,761
	108,202	140,002

Includes products in transit	18,563	22,187

The inventories are presented net of impairment provision	3,218	1,158

NOTE 8               -    INVESTMENTS IN SUBSIDIARIES

	As of December 31,
	2 0 0 9	2 0 0 8

A. Goodwill, Net	3,177	3,177

Impairment tests for goodwill are discussed in note 2E.

B.	Consolidated Subsidiaries The consolidated financial statements as of December 31, 2009, include the financial statements of the following Subsidiaries:

Ownership and control
As of December 31,
2 0 0 9
%

Mondi Hadera Paper Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9               -    FINANCIAL ASSETS

The carrying amounts of the group's financial assets are presented as follows:

	As of December 31,
	2 0 0 9	2 0 0 8

Trade and other receivables	184,946	170,016
Cash and cash equivalents	17,076	13,315
Derivative assets (1)	-	2,382
	202,022	185,713
Notes:

1.
Derivative financial instruments are held at fair value.

Appropriate valuation methodologies are employed to measure the fair value of derivative instruments.

As of 31.12.09 the derivative are presented in other financial liabilities. See also note 24E.

NOTE 10             -    ROPERTY PLANT AND EQUIPMENT

				Office
				Furniture,
		Machinery		Computers
	Leasehold	and	Motor	and
	improvements	equipment	vehicles	equipment	Total
Consolidated
Cost:
Balance - January 1, 2008	(*) 4,104	(*) 204,933	(*) 4,774	(*) 3,158	216,969
Changes during 2008
Additions	299	8,492	392	472	9,655
Dispositions	-	(1,959)	-	-	(1,959)
Increase spare parts stock	-	813	-	-	813
Balance - December 31, 2008	4,403	212,279	5,166	3,630	225,478

Changes during 2009:
Additions	628	3,454	-	301	4,383
Dispositions	-	(1,206)	(380)	-	(1,586)
Increase spare parts stock	-	235	-	-	235
Balance - December 31, 2009	5,031	214,762	4,786	3,931	228,510

Accumulated depreciation
Balance - January 1, 2008	(*) 2,144	(*) 54,341	(*) 2,113	(*) 1,878	60,476
Changes during 2008	429	9,886	773	561	11,649
Additions
Dispositions	-	(1,088)	-	-	(1,088)
Balance - December 31, 2008	2,573	63,139	2,886	2,439	71,037

Changes during 2009:	517	10,189	756	566	12,028
Additions
Dispositions	-	(1,007)	(279)	-	(1,286)
Balance - December 31, 2009	3,090	72,321	3,363	3,005	81,779
Net book value:
December 31, 2009	1,941	142,441	1,423	926	146,731
December 31, 2008	1,830	149,140	2,280	1,191	154,441

(*) Reclassified

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11             -    TRADE PAYABLES

	As of December 31,
	2 0 0 9	2 0 0 8

In Israeli currency	29,355	26,341
In foreign currency or linked thereto (1)	76,269	70,952
	105,624	97,293

		As of December 31,
		2 0 0 9	2 0 0 8
(1)
	USD	55,588	53,064
	EUR	20,681	17,888
		76,269	70,952

(*)	Average days of credit for trade payables are 104 days.

NOTE 12             -     OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Accrued payroll and related expenses	14,048	(*) 13,954	(*) 14,375
Value Added Tax	4,238	640	777
Advances from customers	314	1,284	941
Neusiedler Holding – Accrual for license fee	165	-	34
Interest payable	265	502	1,493
Other	2,049	2,006	2,220
	21,079	18,386	19,840

(*) Reclassified

NOTE 13             -    BORROWINGS

	Interest rate	As of December 31,
	%(*)	2 0 0 9	2 0 0 8
A. Secured
In NIS – Short term Bank loans	2.3%-2.7%	69,440	105,388
In NIS – not linked	2.5%-6%	19,966	26,568
In NIS indexed to the CPI	5%-6.55%	3,652	12,684
		93,058	144,640

(*)       Average interest rate as of December 31, 2009.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13             -    BORROWINGS (Cont.)

As of December 31,
2 0 0 9
B. Maturities of long term loans
First year - 2010	10,599
Second year - 2011	3,662
Third year - 2012	2,563
Fourth year - 2013	2,649
Fifth year - 2014	4,145
Onward	23,618

C.
According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2009, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 33.6%.

D.	As to a "negative pledge agreement" signed by the Company, see Note 16B.

E.
The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 314,000 thousand. As of the balance sheet date, the Group utilized NIS 90,859 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 14             -    OTHER FINANCIAL LIABILITIES

	As of December 31,
	2 0 0 9	2 0 0 8
Derivatives that are designated and effective as hedging instruments carried at fair value

Commodity forward contracts	-	5,512

See also note 24F.

Derivatives carried at fair value through profit or loss	432	-

See also note 9, note 24E

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15             -    EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Post Employment Benefits:
Benefits to retirees	2,079	(*) 1,364	(*) 1,399
Accrued severance pay	206	214	46

Short term employee benefits:
Accrued payroll and related expenses	8,121	(*) 8,791	(*) 9,321
Liability for vacation pay	5,927	5,163	5,054
	16,333	15,532	15,820

(*) B.
Reclassified

Defined contribution plan

Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

The total expense recognized in the income statement of NIS 6,683 thousand represents contributions to these plans by the group.

C.
Actuarial assumptions

The groups defined benefit plans has been calculated by estimating the present value of the future probable obligation used actual valuation methods. The discounted rate is based on field on government bonds at a fixed interest rate which have an average lifetime equal to that of the gross liability. The actuarial assumptions used in the plan are detailed bellow.

D.
Defined benefit plans

The groups defined benefit plans include benefits to retirees – holiday gifts and paper distribution.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2009	2008	2007

Discount rate	5.54%-6%	5.9%	3.62%
Expected rate of inflation	2.6%-2.7%	2.1%	1.9%
Expected rate of leaving	3%-14%	3%-11%	5%

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15             -    EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.) Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2009	2008	2007

Current service cost	20	17	74
Interest on obligations	61	66	66
Actuarial losses (gains) recognized in the year	44	(382)	-
Benefit paid during the year	(49)	(42)	(38)
	76	(341)	102

The amount included in the balance sheet arising from the entity's obligation in respect of its defined benefit plans is as follows:

	As of December 31,
	2009	2008	2 0 0 7

Present value of funded defined benefit obligation	1,134	1,058	1,399

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2009	2008	2007

Opening defined benefit obligation	1,058	1,399	1,297
Current service cost	20	17	74
Interest cost	61	66	66
Actuarial losses (gains)	44	(382)	-
Benefits paid	(49)	(42)	(38)
Closing defined benefit obligation	1,134	1,058	1,399

 MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15             -    EMPLOYEE BENEFITS (Cont.)

D.
Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the Group  include liabilities for early retirement.

The obligation in respect of early retirement includes an obligation for pension of the period starting the date of the early retirement up to reaching the legal retirement age.

The amount included in the balance sheet arising from the entity's obligation in respect of early retirement is as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	945	306	-

   Movements in the present value of early retirement in the current period were as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	306	-	-
Interest cost	54	-	-
Current service cost	759	306	-
Benefits paid	(174)	-	-
Closing defined benefit obligation	945	306	-

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16             -    COMMITMENTS AND CONTINGENT LIABILITIES

A.
Commitments:

The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from Hadera Paper Group. At the balance sheet date, the group had outstanding commitments under non cancellable operating leases, which fall due as follows:

Consolidated

Within 1 Year	4,654
Between 1 to 2 Years	6,494
Between 2 to 5 Years	9,600
20,748

Negotiations between the company & its two shareholders are currently being held regarding the transfer of logistic activities from the Hadera, Holon & Haifa sites of the company to a central logistic site which is in process of being built. The minority shareholder of the company has signed an operational lease agreement on 18/9/2008 under which it has undertaken to lease the site for two of its subsidiaries & for the company. The total monthly rental fee according to this agreement is 1,135k NIS (linked to the Israeli CPI) & the company's part of the site is planned to be 36%.  The company has signed a guarantee for its future part of the site agreement.

B.
Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2009 is NIS 93,058 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 17             -    SHAREHOLDERS' EQUITY

A.	As of December 31, 2009, 2008 and 2007, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

B.
Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18             -    REVENUE

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Industrial operations	531,453	569,772	580,202
Commercial operations	137,769	162,575	189,830
	669,222	732,347	770,032

NOTE 19             -    COST OF SALES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Purchases (*)	117,080	141,478	175,507
Materials consumed	292,083	373,131	383,002
Salaries and related expenses	44,018	42,760	40,756
Subcontracting	3,075	4,494	5,260
Energy costs	47,535	49,240	57,700
Depreciation	11,903	11,487	10,432
Other manufacturing costs
and expenses (including rent)	31,114	34,796	28,133
	546,808	657,386	700,790
Change in finished goods , goods in
process, and products in transit (**)	31,729	(7,746)	(12,790)
	578,537	649,640	688,000

(*)	The purchases of the Group are related principally to commercial operations.
(**)	Change in raw and auxiliary materials are included in materials consumed.

NOTE 20             -    SELLING EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Salaries and related expenses	20,029	19,780	19,340
Packaging and shipping to customers	8,095	6,512	6,065
Maintenance and rent	7,961	8,408	8,438
Vehicles	1,755	1,855	1,953
Advertising	250	126	450
License fees to a shareholder	166	-	26
Depreciation	77	124	212
Others	1,361	1,488	1,405
	39,694	38,293	37,889

 MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21             -    GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Salaries and related expenses	4,356	4,025	4,221
Office maintenance	234	147	174
Professional and management fees	1,549	1,413	1,998
Depreciation	48	57	57
Bad and doubtful debts	2,599	1,334	156
Other	2,040	2,764	3,926
	10,826	9,740	10,532

NOTE 22             -    FINANCE COSTS

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

A. Financing income:
Interest income	104	415	393
Foreign currency gains (see note C)	-	5,474	5,390
Total financing income	104	5,889	5,783

B. Financing costs:
Interest expenses
Interest on bank loans	8,329	13,134	13,857
Interest on defined benefit arrangements (see note 15)	61	362	340
Foreign currency losses (see note C)	2,973	-	-
Total interest expenses	11,363	13,496	14,197

Net finance cost	11,259	7,607	8,414

C. Foreign Exchange
The amounts credited to the consolidated income statement are presented below:
Included in net financing costs
Foreign currency gains (losses)	(159)	3,092	5,390
Fair value gains (losses) on forward foreign exchange contracts (see note 24)	(2,814)	2,382	-
Net foreign currency (losses) gains	(2,973)	5,474	5,390

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23             -    INCOME TAXES

A.
The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Current taxes	3,614	97	140
Taxes in respect of prior years	-	-	74
Deferred taxes (D. below)	(3,003)	7,030	7,006
	611	7,127	7,220

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Income before income taxes	29,282	26,483	25,510

Statutory tax rate	26%	27%	29%
Tax computed by statutory tax
rate	7,613	7,150	7,398

Tax increments (savings) due to:
Non-deductible expenses	-	75	-
Loss on disposal not recognized as deferred tax asset	-	158	-
Utilization of tax losses not previously recognized	(483)	-	-
Change in tax rate	(6,379)	-	-
Differences arising from basis of measurement	(140)	(256)	(252)
Prior years income taxes	-	-	74
	611	7,127	7,220

D.	Deferred Taxes

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Balance as of beginning of year	(24,274)	(18,677)	(11,671)
Charged to the consolidated income statements	3,003	(7,030)	(7,006)
Charged directly to equity	(1,433)	1,433	-
Balance as of end of year	(22,704)	(24,274)	(18,677)

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23             -    INCOME TAXES (Cont.)

E.	Deferred Taxes (cont.)

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Deferred taxes arise from the following:
Allowance for doubtful accounts	949	744	570
Vacation and recreation pay	1,709	1,586	1,743
Carry forward tax losses	-	2,533	8,933
Depreciable fixed assets	(25,412)	(30,624)	(29,934)
Accrued severance pay, net	50	54	11
Cash flow hedges	-	1,433	-
	(22,704)	(24,274)	(18,677)

For 2009 - Deferred taxes were computed at rates between 25%-20%, primarily - 25%.

Deferred taxes are not recognized in respect of all losses of subsidiaries amounted to NIS 1,853 thousands as of December 31, 2009.

F.
Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established.

G.
On July 14, 2009 the Knesset (The legislative branch of the Israeli government), passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 20010) – 2009, which stipulates, inter allia, and additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of Group tax applying to the 2009 tax year and thereafter are as follows: 2009 tax year – 26%, 2010 tax year – 25%, 2011 tax year – 24%, 2012 tax year – 23%, 2013 texture – 22%, 2014 tax year – 21%, 2015 tax year – 20%, and in the 2016 tax year and thereafter there will be companies tax rate of 18%. The change in the tax rates have decreased the deferred taxes liability as of December 31, 2009 in the amount of NIS 6,379 thousand.

H.	The Company and its Subsidiaries have tax assessments that are final through the 2004 tax year.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2009	2008
Financial assets
Derivative instruments	-	2,382
Loans and receivables (including cash and cash equivalents)	202,022	183,330

Financial liabilities
Derivative instruments	432	-
Derivative instruments in designated hedge accounting relationships	-	5,512
Amortized cost	263,669	319,168

C.	Credit risk

The Group's cash and cash equivalents as of December 31, 2009 and 2008 are deposited mainly with major banks. The group considers the credit risks in respect of these balances to be remote.

Most of the group's sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

The group uses a credit insurance policy to manage its exposure to the risk of customers defaulting on sales invoices raised.

Total amount of trade receivables insured against credit insurance is NIS 50,632 thousands as of December 31, 2009. (2008: NIS 103,427 thousands).

The carrying amount of financial assets recorded in the financial statements, net of  insured amount, represents the group's exposure to credit risk.

D.	Liquidity risk

Liquidity risk is the risk that the Group could experience difficulties in meeting its commitments to creditors as financial liabilities fall due for payment. The Group manages its liquidity risk by using reasonable and retrospectively-assessed assumptions to forecast the future cash-generative capabilities and working capital requirements of the businesses it operates and by maintaining sufficient reserves, committed borrowing facilities and other credit lines as appropriate.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Forecast liquidity represents the Group's expected cash inflows, principally generated from sales made to customers, less the Group's contractually – determined cash outflows, principally related to supplier payments and the repayment of borrowings, plus the payment of any interest accruing thereon. The matching of these cash inflows and outflows rests on the expected ageing profiles of the underlying assets and liabilities. Short-term financial assets and financial liabilities are represented primarily by the Group's trade receivables and trade payables respectively. The matching of the cash flows that result from trade receivables and trade payables takes place typically over a period of three to four months from recognition in the balance sheet and is managed to ensure the ongoing operating liquidity of the Group. Financing cash outflows may be longer-term in nature. The Group does not hold long-term financial assets to match against these commitments, but is significantly invested in long-term non-financial assets, which generate the sustainable future cash inflows, net of future capital expenditure requirements, needed to service and repay the Group's borrowings.

The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

Maturity profile of outstanding financial liabilities'

	1 year	1-2 years	2-5 years	Total
2009
Supplier payables	170,346	-	-	170,346
Borrowings'	81,027	4,318	10,419	95,764
Total	251,373	4,318	10,419	266,110

2008
Supplier Payables	174,026	-	-	174,026
Borrowings'	123,002	11,510	14,741	149,253
Total	297,028	11,510	14,741	323,279

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2009	2008	2009	2008
	NIS	NIS	NIS	NIS
USD	56,020	53,064	37,692	30,239
EUR	20,681	23,400	1,079	4,945

The Group is mainly exposed to USD and EUR.

The following table details the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact	EUR Impact
	2009	2009
	NIS	NIS
Profit or loss (1)	282	1,962

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

Forward foreign exchange contracts

The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Net Fair value NIS

Less than 3 months	USD	NIS	432

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

F.	Commodity price risk

The group has entered into cash flaw hedge contracts in December, 2008 in order to reduce its exposure to change in raw materials price.

During 2009 the group recognized a loss of NIS 5,404 thousands in statements of operation as a result of the hedge.

As of 31.12.09 there are no outstanding cash flow hedge contracts.

G.	Fair value of financial instruments

The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks. Derivative liabilities include foreign exchange forward contracts. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

F.	Linkage Terms of Financial Instruments

	December 31, 2009			December 31, 2008
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked	Unlinked
	NIS in thousands			NIS in thousands
Assets:
Cash and cash equivalents	12,379	-	4,697	13,094	-	221
Financial assets carried at fair value through profit or loss	-	-	-	2,382	-	-
Trade and other receivables	26,392	-	158,554	19,709	-	150,307
	38,771	-	163,251	35,185	-	150,528
Liabilities:
Short-term credit from banks	-	-	69,440	-	-	105,388
Trade and other payables	76,269	-	94,342	70,952	-	103,576
Other financial liabilities	432	-	-	5,512	-	-
Long term loans (including current maturities)	-	3,653	19,965	-	12,684	26,568
	76,701	3,653	183,747	76,464	12,684	235,532

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25             -    RELATED PARTIES

The Group is owned by Neusiedler Holding (The "Parent Company") (50.1%) and Hadera Paper Ltd. (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	Year ended December 31,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8

Sales to related parties	23,453	14,882	-	-

Purchases of goods	-	-	6,225	2,895

Cost of sales	85,709	88,775	1,818	2,660

Selling expenses, net
(Participation in selling
expenses, net)	-	-	166	-

General and administrative expenses	3,020	2,743	-	-

Financing expenses ,net	3,349	3,703	-	232

B.	Balances with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	As of December 31,		As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
Other receivables	-	-	-	370

Trade payables	57,595	69,614	2,752	221

Other payables and accrued expenses	-	-	166	-

C.	(1)
The Group leases its premises from Hadera Paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements. See also Note 16A above.

(2)	The Group is obligated to pay commissions to Mondi Neusiedler GmbH.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25             -    RELATED PARTIES (Cont.)

D.	Compensation of key management personnel

Total remuneration of key management during the year was as follows:
	Year ended December 31,
	2 0 0 9	2 0 0 8

Short term benefits	5,175	5,085
Share options	648	635
	5,823	5,720

The Company's senior management was rewarded by allotment of Mondi Plc's and Hadera Paper's share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company's debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

Exhibit 6

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying consolidated statements of financial position of Hogla-Kimberly Ltd. (“the Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated changes in shareholders' equity and consolidated statements of cash flows of the Company for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the statements of financial position of the Company and its subsidiaries as of December 31, 2009, 2008 and 2007, and the consolidated income statements, consolidated statements of comprehensive income, consolidated changes in shareholders'  equity and the consolidated statements of cash flows of the Company, for each of the three years then ended, in conformity with international financial reporting standards.

Brightman Almagor  Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
18 February, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT
OF FINANCIAL POSITION
(NIS in thousands)

		As of December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7
Current Assets
Cash and cash equivalents	4	106,996	23,219	23,082
Trade receivables	5	289,680	264,918	263,879
Inventories	6	180,631	234,841	184,424
Current tax assets	22	-	137	12,219
Capital note of shareholder	7	-	32,770	-
Other current assets	8	5,757	6,340	8,019
		583,064	562,225	491,623
Non-Current Assets
Capital note of shareholder	7	-	-	31,210
VAT Receivable		47,171	41,423	43,317
Property plant and equipment	9A	334,604	317,174	310,368
Goodwill	10	18,650	18,708	24,495
Employee benefit assets	11	517	343	-
Deferred tax assets	22	4,899	4,389	11,245
Prepaid expenses for operating lease	9B	1,765	1,894	2,022
		407,606	383,931	422,657
		990,670	946,156	914,280
Current Liabilities
Borrowings	12	25,977	52,718	155,302
Trade payables	13	296,359	286,835	262,304
Employee benefit obligations	11	12,855	(*) 11,241	(*) 10,396
Current tax liabilities	22	26,631	5,413	2,260
Dividend payables		40,000	-	-
Other payables and accrued expenses	14	57,873	44,023	36,909
		459,695	400,230	467,171
Non-Current Liabilities
Borrowings	12	33,736	59,044	-
Employee benefit obligations	11	7,515	(*) 7,879	(*) 6,443
Deferred tax liabilities	22	33,631	38,014	39,730
		74,882	104,937	46,173
Commitments and Contingent Liabilities	15
Capital and reserves	16
Issued capital		265,246	265,246	265,246
Reserves		(60,156)	(57,680)	(8,106)
Retained earnings		251,003	233,423	143,796
		456,093	440,989	400,936
		990,670	946,156	914,280

(*)  Reclassified.

G .Calvo Paz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the financial statements: 18 February, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

		Year ended December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7

Revenue	17	1,726,627	1,608,576	1,375,674
Cost of sales	18	1,164,949	1,097,567	968,594

Gross profit		561,678	511,009	407,080

Operating costs and expenses
Selling and marketing expenses	19	304,776	308,737	286,042
General and administrative expenses	20	63,097	66,519	59,588
		367,873	375,256	345,630

Operating profit		193,805	135,753	61,450

Finance expenses	21	(3,041)	(12,355)	(29,327)
Finance income	21	4,557	13,702	1,790
Finance income (expenses), net		1,516	1,347	(27,537)

Profit before tax		195,321	137,100	33,913

Income taxes charge	22	(44,226)	(47,473)	(64,545)

Profit (loss) for the year		151,095	89,627	(30,632)

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year Ended December, 31
	2 0 0 9	2 0 0 8	2 0 0 7

Profit for year	151,095	89,627	(30,632)
Exchange differences arising on translation of foreign operations	(1,375)	(52,096)	7,636
Cash flow hedges	766	(572)	(1,841)
Transfer to profit or loss from equity on cash flow hedge	(2,270)	4,081	47
Income tax relating to components of other comprehensive income	403	(987)	521

Other comprehensive income (loss) for the year (net of tax)	(2,476)	(49,574)	6,363

Total comprehensive income for the year	148,619	40,053	(24,269)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2009

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Total comprehensive income	-	-	(1,375)	(1,101)	151,095	148,619
Dividend	-	-	-	-	(133,515)	(133,515)
Balance - December 31, 2009	29,638	235,608	(60,228)	72	251,003	456,093

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(52,096)	2,522	89,627	40,053
Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Total comprehensive income	-	-	7,636	(1,273)	(30,632)	(24,269)
Movement in capital note revaluation reserve	-	-	-	-	(1,560)	(1,560)
Capitalization of retained earnings From Approved Enterprise Earnings	-	5,455	-	-	(5,455)	-
Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Cash flows – operating activities
Net income (Loss) for the year	151,095	89,627	(30,632)
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	90,548	12,972	121,853
Net cash generated by operating activities	241,643	102,599	91,221

Cash flows – investing activities
Acquisition of property plant and equipment	(42,484)	(53,334)	(43,013)
Proceeds from disposal of Property plant and equipment	32	4,851	124
Repayment of capital note by shareholders	32,770	-	-
Interest received	1,495	1,525	720
Net cash used in investing activities	(8,187)	(46,958)	(42,169)

Cash flows – financing activities
Dividend paid	(93,515)	-	-
Borrowings received	-	82,947	-
Borrowing paid	(23,904)	-	-
Short-term bank credit	(28,139)	(124,286)	(7,368)
Interest paid	(3,381)	(8,353)	(26,470)
Net cash used in financing activities	(148,939)	(49,692)	(33,838)

Net increase in cash and cash equivalents	84,517	5,949	15,214
Cash and cash equivalents – beginning of year	23,219	23,082	7,190
Effects of exchange rate changes on the balance of cash held in foreign currencies	(740)	(5,812)	678
Cash and cash equivalents - end of year	106,996	23,219	23,082

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
A. Adjustments to reconcile operating profit to net cash provided by operating activities
Finance expenses adjustments to profit	4,426	6,828	25,750
Taxes on income recognized in profit and loss	44,226	47,473	64,545
Depreciation and amortization	29,213	24,367	27,871
Capital loss on disposal of property, plant and equipment	948	2,878	658
Effect of exchange rate differences, net	-	-	(1,110)
Effect of discounting capital note to shareholder	-	(1,560)	(1,560)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(19,566)	5,465	25,381
Decrease (Increase) in other current assets	597	3,872	(516)
Decrease (Increase) in inventories	54,144	(66,659)	(7,004)
Increase in trade payables	11,927	18,407	36,894
Net change in balances with related parties	(12,911)	1,339	(5,878)
Increase (Decrease) in other payables and accrued expenses	12,303	(3,195)	9,147
Effect of exchange rate differences on dividend payables	(2,540)	-	-
Decrease in other long term asset	(5,947)	(9,163)	(14,177)
Change in employee benefit obligations, net	1,089	5,414	4,822
	117,909	41,856	164,823
Income taxes received	10,880	7,065	6,030
Income taxes paid	(38,241)	(35,949)	(49,000)
	90,548	12,972	121,853

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 1  -      DESCRIPTION OF BUSINESS AND GENERAL

A.
Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd
The Group	-	the Company and its Subsidiaries
Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.
Related Parties	-	as defined by IAS 24.
Interested Parties	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.
Controlling Shareholder	-	as defined in the 1968 Israeli Securities law and Regulations.
NIS	-	New Israeli Shekel.
CPI	-	the Israeli consumer price index.
Dollar	-	the U.S. dollar.
YTL	-	the Turkish New Lira.

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Applying International Accounting Standards (IFRS)

Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.
Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

•	Assets and liabilities measured by fair value and derivative financial instruments.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2R.

C.
Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they occur except for:

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

•
Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.
Foreign currencies (Cont.)

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

D.
Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

E.
Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

F.
Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.
Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset's acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

H.
Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.
Impairment of tangible and intangible assets excluding goodwill (cont.)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net releasable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net releasable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Manufactured finished products                               Based on standard cost method

Purchased finished goods raw, auxiliary materials and other                    Based on moving-average basis.

Inventories that are purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

J.	Financial assets

(1)
General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into Loans and receivables

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(2)
Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial

(3)
Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include

•   Significant financial difficulty of the issuer or counterparty; or
•   Default or delinquency in interest or principal payments; or
•   It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

M.	Derivative financial instruments (1) General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges),

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (Cont.)

(2)       Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or "finance expenses" lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

N.	Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

   (1)    Sale of goods
    Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (Cont.)

(2)       Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Taxation Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)       Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)       Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(3)       Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.
prepaid expenses of operating lease

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company's lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company's balance sheet as prepaid expenses for operating lease in respect of lease, and amortized over the remaining period of the lease.

Q.	Employee benefits
(1)
Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits (Cont.)
(1)
Post-Employment Benefits (Cont.)

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial.

losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)
Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

R.
Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL’000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2009	1,515	3.775	114.55
December 31, 2008	1,521	3.802	110.55
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	(0.4)	(0.71)	3.7
Year ended December 31, 2008	29.38	(1.14)	3.9
Year ended December 31, 2007	(16.95)	(8.97)	3.8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      S.         Adoption of new and revised Standards and interpretations

(1)
Standards and Interpretations which are effective and have been applied in these financial statements

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the company chose to present statement of comprehensive income in separate from the income statement.

However, the revised Standard has had no impact on the reported results of operations and the financial position of the Group.

Amendment to IFRS 7 "Financial Instruments Disclosure"

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

The management of the Group estimated that the implementation of the amendment does not have any influence on the financial statements of the Group.

Amendment to IAS 19 "employee benefits"

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 "Employee Benefits" were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected cost of unused, accumulated compensated absences as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

As a result of the amendment NIS 9,433 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities as of December 31, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                          S.       Adoption of new and revised Standards and interpretations (Cont.)

S.
Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

Amendment IAS 36 "Impairment of Assets"

The amendment determines that allocation of goodwill acquired in a business combination should be to cash generating unit which is not larger tan an operating segment in accordance with IFRS 8 "Operating Segments".

The amendment is effective commencing January 1, 2010.

The Company estimates that the financial statements will not be effected by the amendment

Amendment to IAS 17 "Leases"

The amendment determines that land and building leased will be classified in accordance to general classification instructions to each component, therefore land leases from the Israeli land administration could be classified as finance lease.

The amendment is effective commencing January 1, 2010, early adoption is permitted.

At this stage management is examining the effect of this amendment on the group's financial statements.

IFRS 9

IFRS 9 Financial Instruments introduces a new classification and measurement regime for financial assets within its scope.

In summary, IFRS 9 proposes that:

•	Debt instruments meeting both a "business model" test and a "cash flow characteristics" test are measured at amortized cost (the use of fair value id optional in some limited circumstances)

•	Investments in equity instruments can be designated as "fair value" through other comprehensive income with only dividends being recognized in profit or loss.

•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

•
The concept of "embedded derivatives" does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

•	Unquoted equity instruments can no longer be measured at cost less impairment (must be at fair value)

            The Standard in effective commencing January 1, 2013, early adoption is possible.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S. (2)
Adoption of new and revised Standards and interpretations (Cont.)

Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

Amendment to IFRS 2 "Share-based Payment"

The amendments clarify the accounting for group Cash Cash-settled Share-based payment transactions. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 scope of IFRS 2 and IFRIC 11 IFRS 2 Group and Treasury share transactions. The amendments are effective for annual reporting periods commencing January 1, 2010.

IAS 27 (as revised in 2008) Consolidated and Separate Statements

IAS 27(2008) has not been adopted in advance of its effective date (annual periods beginning on or after 1 July 2009). The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Group's interests in its subsidiaries. The adoption of the revised Standard is not predicted to have an affect on the accounting of the Group.

IFRS 3 (as revised In 2008) Business Combinations

IFRS 3(2008) has not been adopted in the current year in advance of its effective date (business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 July, 2009.

In accordance with the relevant transitional provisions, IFRS 3(2008) need to be applied prospectively to business for which the acquisitions date is on or after 1 January 2009. The adoption of IFRS 3(2008) Business Combinations is not predicted to have a material affect on the group's accounting.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 3   -       CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.
General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.
Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition
In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 18.6 million.

Useful lives of property, plant and equipment
As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 3   -       CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.
Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits.  The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 11).

NOTE 4    -     CASH AND CASH EQUIVALENTS

	As of December 31,
	2009	2008	2007
	NIS in thousands
Cash in banks	1,788	1,750	7,510
Short term bank deposits	105,208	21,469	15,572
Cash and cash equivalents	106,996	23,219	23,082

NOTE 5    -      TRADE RECEIVABLES

                          Composition

		As of December 31,
		2009	2008	2007
		NIS in thousands

Domestic	- Open accounts	179,902	178,421	172,982
	- Checks receivable	38,957	36,444	33,994
	- Related parties	940	948	897
		219,799	215,813	207,873

Foreign	- Open accounts	38,470	27,235	40,596
	- Related parties	34,742	29,335	21,781
		73,212	56,570	62,377
		293,011	272,383	270,250
Less - allowance for doubtful accounts		3,331	7,465	6,371
		289,680	264,918	263,879

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 5   -     TRADE RECEIVABLES (Cont.)

The average credit period on sales of goods is 60 days.

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company's policy taking into account its rating and collaterals.

Of the trade receivables balance at the end of the year, 49.4 million NIS (2008: 40 million) is due from Company A, and 36 million Nis (2008: 29.8 million) is due from customer B which are the Group’s largest customers .There are no other customers who represent more than 10% of the total balance of trade receivables.

Hogla Kimberly exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 24.

Included in the Group's trade receivable balance, are debtors with a carrying amount of NIS 8,830 thousands which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group is insured for NIS 164 million of these balances.

Ageing of past due but not impaired

As of December 31, 2009

30-90 days	7,291
More then 120 days	1,539
8,830

Movement in provision for doubtful debts during the year

	As of December 31
	2009	2008	2007
	NIS in thousands
Balance at beginning of the year	7,465	6,371	26,855
Impairment losses recognized on receivables	315	2,360	783
Amounts written off as uncollectible	(2,943)	-	(14,519)
Amounts recovered during the year	(1,506)	(1,098)	(7,169)
Foreign currency exchange rate differences	-	(168)	421

Balance at end of the year	3,331	7,465	6,371

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 6    -      INVENTORIES

                          Composition

	As of December 31,
	2009	2008	2007
	NIS in thousands
Raw and auxiliary materials	80,660	113,667	75,071
Finished goods	79,012	100,083	89,886
Spare parts and other	20,959	21,091	19,467
	180,631	234,841	184,424

                  In 2009 raw materials and changes in finished goods recognized as cost of sales amounted to NIS 597,791 (2008 – NIS 564,455 2007 – NIS 485,152).

       As of December 31, 2009 and 2008 allowance for impairment of inventory amounted to NIS 5.7and NIS 5.4 million, respectively.

       During 2009 and 2008 a provision that was recorded in cost of sales resulting from impairment of inventory was 289 and 2500 thousand NIS, respectively.

       All Finish goods and Raw and auxiliary materials inventories are expected to be recovered in period of no more than twelve months.

NOTE 7   -        CAPITAL NOTE OF SHAREHOLDER

                          On March 19, 2009 Hadera Paper Ltd repaid the capital note to the company in the amount of NIS 32.77 million.

NOTE 8    -       OTHER CURRENT ASSETS

	As of December 31,
	2009	2008	2007
	NIS in thousands
Prepaid expenses	2,976	3,299	5,262
Derivatives assets (*)	-	2,041	-
Loans to employees	473	449	588
Other	2,308	551	2,169
	5,757	6,340	8,019
(*) Derivatives assets see note 23.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 9   -      PROPERTY PLANT AND EQUIPMENT

      A.  Composition and movement

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2009	51,090	15,718	482,521	12,343	13,862	575,534
Changes during 2009:
Additions	2,412	2,431	42,428	-	618	47,889
Dispositions	(130)	-	(8,984)	-	(18)	(9,132)
Foreign currency translation adjustments	(105)	1	(409)	(5)	(22)	(540)
Balance - December 31, 2009	53,267	18,150	515,556	12,338	14,440	613,751

Accumulated depreciation:
Balance - January 1, 2009	20,208	8,241	209,087	10,663	10,161	258,360
Changes during 2009:
Additions	1,268	1,293	24,732	567	1,218	29,078
Dispositions	(130)	-	(8,004)	-	(18)	(8,152)
Foreign currency translation adjustments	(23)	4	(108)	(5)	(7)	(139)
Balance - December 31, 2009	21,323	9,538	225,707	11,225	11,354	279,147
Net book value:
December 31, 2009	31,944	8,612	289,849	1,113	3,086	334,604

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2008	56,589	13,558	488,301	14,510	18,481	591,439
Changes during 2008:
Additions	3,260	3,083	47,118	341	1,125	54,927
Dispositions	(490)	(607)	(39,673)	(2,231)	(4,492)	(47,493)
Foreign currency translation adjustments	(8,269)	(316)	(13,225)	(277)	(1,252)	(23,339)
Balance - December 31, 2008	51,090	15,718	482,521	12,343	13,862	575,534

Accumulated depreciation:
Balance - January 1, 2008	21,521	7,247	225,389	12,647	14,267	281,071
Changes during 2008:
Additions	585	1,182	21,073	519	1,008	24,367
Dispositions	(465)	(23)	(32,578)	(2,225)	(4,473)	(39,764)
Foreign currency translation adjustments	(1,433)	(165)	(4,797)	(278)	(641)	(7,314)
Balance - December 31, 2008	20,208	8,241	209,087	10,663	10,161	258,360
Net book value:
December 31, 2008	30,882	7,477	273,434	1,680	3,701	317,174

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 9    -      PROPERTY PLANT AND EQUIPMENT (Cont.)

A.	Composition and movement (Cont.)

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2007
Changes during 2007:	52,531	12,066	453,748	13,101	16,493	547,939
Additions	1,158	1,406	34,007	1,424	1,580	39,575
Dispositions	-	-	(2,438)	-	-	(2,438)
Foreign currency translation adjustments	2,900	86	2,984	(15)	408	6,363
Balance - December 31, 2007	56,589	13,558	488,301	14,510	18,481	591,439

Accumulated depreciation:
Balance - January 1, 2007	19,890	6,193	202,421	12,065	12,561	253,130
Changes during 2007:
Additions	1,157	1,034	23,435	597	1,519	27,742
Dispositions	-	-	(1,654)	-	-	(1,654)
Foreign currency translation adjustments	474	20	1,187	(15)	187	1,853
Balance - December 31, 2007	21,521	7,247	225,389	12,647	14,267	281,071
Net book value:
December 31, 2007	35,068	6,311	262,912	1,863	4,214	310,368

B.
Prepaid expenses for operating lease

Hogla-Kimberly leased land in Afula from the Israel Land Administration on January 1988 at the amount of NIS 4,600 thousand, the end of the leasing period is September 2023.

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Prepaid expenses for operating leases as of January, 1988	4,600	4,600	4,600
Accumulated expenses recognized in profit and loss	(2,835)	(2,706)	(2,578)
	1,765	1,894	2,022

NOTE 10   -    INVESTMENTS IN SUBSIDIARIES

      A.  Goodwill

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Cost	26,009	26,009	26,009
Translation adjustments	(7,359)	(7,301)	(1,514)
	18,650	18,708	24,495

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 10    -   INVESTMENTS IN SUBSIDIARIES (Cont.)

B.
Annual impairment test

The goodwill is allocated to KCTR's activity, which is the cash generating unit for the purpose of calculating the recoverable amount.

The recoverable amount value is based on the fair value of investment in KCTR less cost to sell, calculated by six (*) years DCF forecast approved by the company's management and based on the following assumptions, determined by KC experience in similar markets. :

1.   Long term growth ratio of 0%.
2.   Weighted cost of capital of 13%.

C.
Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.Ş. ("KCTR")

As of December 31, 2009 and 2008, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 250,813 and NIS 208, 313 thousand respectively (including goodwill – see above). In recent years KCTR incurred significant losses from operations.
The company examined the investment in KCTR for impairment in accordance to its revocable amount.

Based on the said examination, the company's business forecast and estimates made, no impairment is required. (see note 10 B above)

During years 2005 - 2009, the Company provided KCTR NIS 583,758 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2009.  Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries The consolidated financial statements as of December 31, 2009, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2009
%

Hogla-Kimberly Marketing Ltd. (“Marketing”)	100

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret A.Ş. (“KCTR”)	100
Mollet Marketing Ltd. (“Mollet”)	100
H-K Overseas (Holland) B.V. (*)	100
Hogla-Kimberly Holding Anonim Sirketi (*)	100
(*) The company is inactive.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 10    -   INVESTMENTS IN SUBSIDIARIES (Cont.)

E.	Capital Injections

1. 2.
In December, 2007 the capital notes to KCTR were converted to capital injections at the amount of NIS 44,609 thousands

In December 2007, Hogla Kimbely made a share premium contribution to it's subsidiary, H-K Overseas (Holland) B.V, in the amount of NIS 18,045 thousands.

NOTE 11    -   EMPLOYEE BENEFITS

      A.       Composition

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Post Employment Benefits:
Severance pay benefits:
Severance pay liability	4,176	3,341	1,142
Less – Amounts deposited with a general fund	(2,160)	(1,745)	-
Severance pay net	2,016	1,596	1,142

Liability for early retirement	4,237	5,009	4,394

Benefits to retirees	1,910	1,995	1,899

Other short term employee benefits:

Liability for vacation pay	11,690	10,178	9,404

Stated in the balance sheet as follows:
Non current Assets	517	343	-
Short-term Liabilities	12,855	11,241	10,396
Long-term Liabilities	7,515	7,879	6,443

B.
Defined contribution plan

Most of the Company and its Israeli subsidiaries employees are covered by Article 14 to the Severance Law and therefore the Company and its Israeli subsidiaries makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

During the year 2009 a sum of NIS 17,758 thousand was recognized in the income statement due to the defined contribution plan.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -    EMPLOYEE BENEFITS (Cont.)

C.
Actuarial assumptions

The groups defined benefit plans and other long term employee benefits provisions, has been calculated by estimating the present value of the future probable obligation using actuarial valuation methods. The discounted rate is based on yield on government bonds at a fixed interest rate which have an average lifetime equal to that of the gross liability. The actuarial assumptions used in each plan are detailed bellow.

D.	Defined benefit plans The groups defined benefit plans include benefits to retirees and severance pay

1.
The group's Severance pay liability.

Severance pay provisions resulting from the Israeli companies and included in the financial statements of the group are due to increased severance pay which are not covered by deposits made on monthly basis. In respect of this part of the obligation, there is a reserve deposited in the Company's name in a recognized compensation fund.

Under the Turkish Labor Law, the Company is required to pay employment termination benefits to each employee who has qualified. Also, employees are required to be paid their retirement pay provisions who retired by gaining right to receive retirement pay provisions according to current 506 numbered Social Insurance Law’s 6 March 1981 dated, 2422 numbered, 25 August 1999  dated and 4447 numbered  with 60th article that has been changed. Some transition provisions related to the pre-retirement service term was excluded from the law since the related law was changed as of 23 May 2002.

The principal assumptions used for the Severance pay liability in Israel actuarial valuations were as follows:

	Valuation at
	2009	2008	2007

Discount rate	5.47%	6.07%	3.62%
Expected rate of inflation	2.64%	2.13%	1.9%
Expected rate of salary increase	4.25%	4.25%	2.31%

The provisions at the respective balance sheet dates in Turkish subsidiary have been calculated assuming an annual inflation rate of 4.8% and a discount rate of 11%, the anticipated rate of forfeitures is considered.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -   EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans 1. The group's Severance pay liability.(Cont.) The amounts recognized in profit or loss in respect of Severance pay liability are as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Current service cost	1,257	2,724	1,762
Interest on obligations	192	135	123
Actuarial losses recognized during the year	143	51	-
Benefit paid during the year	(744)	(440)	(3,373)
Foreign currency translation affect	(13)	(271)	319
	835	2,199	(1,169)

The amount included in the balance sheet arising from the entity's obligation in respect of Severance pay liability is as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Present value of Severance pay liability	4,176	3,341	1,142

The amount of Severance pay liability of 4,176 consists of: NIS 2,533 thousands (2008 – NIS 1,939 thousands, 2007 – NIS 1,142 thousands) due to severance pay liability for of the Turkish subsidiary employees according to the Turkish law and NIS 1,643 thousand due to liability for increased severance pay for certain employees according to a collective agreement.

Movements in the present value of Severance pay liability in the current period were as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	3,341	1,142	2,311
Current service cost	1,257	2,724	1,762
Interest cost	192	135	123
Actuarial losses	143	51	-
Benefit paid during the year	(744)	(440)	(3,373)
Foreign currency translation affect	(13)	(271)	319
Closing defined benefit obligation	4,176	3,341	1,142

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -    EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

2.
Benefits to retirees of holiday vouchers.

The financial statements include liability to benefits given to retirees – holiday gifts.

Employees who are not temporary are entitled to received holiday vouchers, after retirement, until the end of their life. In cases of death, the remaining spouses are entitled to receive the benefits until the end of their life.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2009	2008	2007

Discount rate	5.54%	6.07%	3.62%
Expected rate of inflation	2.61%	2.13%	1.9%
Expected rate of leaving	2.6%-15.1%	2.6%-15.1%	4.5%-11.5%

The amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Current service cost	59	48	-
Interest on obligations	105	92	92
Actuarial losses recognized in the year	68	58	88
Benefit paid during the year	(112)	(104)	(80)
	120	94	100

The amount included in the balance sheet arising from the entity's obligation in respect of its benefits to retirees' plans is as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands
Present value of funded defined benefit obligation	1,910	1,995	1,899

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -    EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

2. Benefits to retirees of holiday vouchers. Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	1,995	1,899	1,799
Current service cost	31	48	-
Interest cost	100	94	92
Actuarial losses	59	58	88
Benefits paid	(275)	(104)	(80)
Closing defined benefit obligation	1,910	1,995	1,899

E.
Other short term employee benefits

Other short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

F.	Other long term employee benefits

Early retirement

The obligation in respect of early retirement includes an obligation for pension for the period starting the date of the early retirement up to reaching the legal retirement age.

The amount included in the balance sheet arising from the entity's obligation in respect of early retirement is as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands
Present value of funded defined benefit obligation	4,237	5,009	4,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -     EMPLOYEE BENEFITS (Cont.)

                  F.      Other long term employee benefits (Cont.)

Early retirement (Cont.) Movements in the present value of early retirement in the current period were as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	5,009	4,394	-
Interest cost	220	233	-
Additions	402	1,383	4,645
Benefits paid	(1,394)	(1,001)	(251)
Closing defined benefit obligation	4,237	5,009	4,394

Stated in balance sheet	As of December 31,
	2009	2008	2007
	NIS in thousands

Short term liabilities	1,165	1,063	992
Long term liabilities	3,072	3,946	3,402
	4,237	5,009	4394

NOTE 12   -     BORROWINGS

This Note provides information about the contractual terms of the interest-bearing loans and borrowings. For more information about the exposure of the Group to interest rate and foreign currency risks, see Note 23

      A. Composition

	December 31, 2009	December 31, 2008	December 31, 2007
	NIS thousands
Current liabilities to banks
Short-term borrowings	670	28,815	155,302
Current maturities of long term bank loans (*)	25,307	23,903	-
	25,977	52,718	155,302
Non-current liabilities to banks and others
Long term bank loans	33,736	59,044	-
	59,713	111,762	155,302

(*) The loans are not linked and bear interest at a variable rate. The principal of the loan and interest are paid quarterly.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 12   -   BORROWINGS (Cont.)

       B.     Terms and debt repayment table

		Nominal interest	Current Liabilities December 31,			Non-Current liabilities December 31,
		rate (*)	2009	2008	2007	2009	2008	2007
	Currency	%	NIS in thousands
Loans and borrowings from banks:
Borrowing:
NIS nominated	NIS	3.8-4.7	-	28,530	59,260	-	-	-
YTL nominated	YTL	20.09	670	285	96,042	-
Loans:
NIS nominated	NIS	3.25-2.75	25,307	23,903	-	35,140	59,044	-
			25,977	52,718	155,302	35,140	59,044	-

(*) As of December 31, 2009

Terms and debt repayment table

On January 2008, the Company made an agreement with an Israeli bank for prime linked interest loan in the amount of NIS 100 million which will be repaid during a four years period. As part of the agreement the Company agreed to the following covenants:

1.	It's shareholder's equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the Company's shareholder's Kimberly Clark and Hadera Paper separately or together, will not hold less than 51% of the Company's share capital.

As of December 31, 2009 the Company meets all covenants agreed with banks.

As of December 31,
2 0 0 9
NIS in thousands
Maturities of long term loans
First year - 2010	25,307
Second year - 2011	26,795
Third year - 2012	6,941
59,043

NOTE 13  -    TRADE PAYABLES

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
In Israeli currency:
Open accounts	143,957	124,924	124,328
Related parties	28,611	24,534	26,119
In foreign currency:
Open accounts	95,164	97,172	82,877
Related parties	28,626	40,205	28,980
	296,358	286,835	262,304
Regarding exposure to currency risks are disclosed in note 23.

The Trade payables balance include an amount of NIS 15,454 Thousands (2008: NIS 10,049 thousands, 2007: NIS 8,456 thousands) due to fixed assets purchases.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 14  -    OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Accrued payroll and related expenses	36,689	33,052	28,015
Value Added Tax	7,955	2,330	577
Advances from customers	278	435	413
Derivatives liabilities (*)	119	-	2,394
Sales Agent fee accrual	6,534	3,946	-
Other	6,298	4,260	5,510
	57,873	44,023	36,909

                                              (*)    Derivatives liabilities see note 23.

NOTE 15  -    COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

A.	Commitments
(1) (2)
The Group is obligated to pay royalties to a shareholder - see also Note 24B.

The Company and its Subsidiaries lease a number of their facilities under operating leases for varying periods with renewal options. The Company does not have an option to purchase the leased assets at the end of the lease period .In addition the company has a vehicles lease agreement for the period between 2008-2014 Future minimum lease  and vehicles leasing rentals as of December 31, 2009 are as follows:

NIS in thousands

2010	25,893
2011-2014	80,809
2015 and thereafter	92,238
198,940

B.	Guarantees
(1) (2)
As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2009 amounted to NIS 1,047 thousand.

A Subsidiary has given letter of guarantees to the local banks for a number of contingent liabilities that have arisen as a result of the Company’s importing transactions. The amount disclosed of NIS 2,140 thousands represents the aggregate amount of such contingent liabilities for which the Company as an importer is liable.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 15  -    COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

                        C.   Legal proceedings

1.
In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company.

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2009, NIS 11 million was received as part of the creditors' settlement.

There is not any remaining net balance of Clubmarket's debt as of December 31, 2009, that is in excess of the doubtful accounts provision recorded in the financial statements.

2.
On July 12, 2007 a lawsuit was filled against KCTR, a Hogla Kimberly subsidiary, by a former distributor, claiming financial loss caused to him. The amount claimed is approximately YTL 832 thousands (NIS 2,080 thousands).KCTR filed a counter claim for it's damage in the amount of approximately YTL 355 thousands ( NIS 888 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

3.
On April 2009, a labor- financial lawsuit filled against the Company, by a former employee that was fired at once without advance notice and severance pay, due to firm evidence of stealing from Company's site. The amount claimed is approximately NIS 128 thousands (Approximately US$ 32 thousands) for advance notice, severance pay etc'. Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and that the Company's chances that its arguments to oppose the lawsuit will be accepted are probable..

4.
During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty.

KCTR has provided a provision at its Financial Reports for December 31, 2009, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousands USD), which KCTR consider to be the required estimated cash outflow for the matter.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at its

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 15  -    COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION (Cont.)

                        C.   Legal proceedings (cont.)

Financial Reports for December 31, 2009, with regards to the second matter.

Based on its tax consultant opinion,  KCTR opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

                        D.   Other information

On May 20, 2008 the Company received from the Israeli tax authority compensation in the amount of approximate NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant.

NOTE 16    -  SHARE CAPITAL

                        A.   Composition of Share Capital in Nominal NIS as of December 31, 2009, 2008 and 2007:

	Number of Shares (*)
		Issued and
	Authorized	fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	9,113,473

(*)
As of December 31, 2008 the Company has completed the process of registering 600,000 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process.

B.
Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

C.
According to the decision of the Board of Directors which took place on March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company's retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

D.	The company issued one preference Share to Hadera Paper Ltd, which gives Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 17   -   REVENUE

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
A. Sales of the Turkish subsidiary	489,560	404,024	245,025

B. Sales to major customers
(as percentage from total net sales)
Customer A	14%	13.2%	15.4%
Customer B	9.5%	10.5%	11.8%

NOTE 18   -   COST OF SALES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Material consumed	597,791	564,455	485,152
Purchases (*)	267,842	271,688	234,720
Salaries and related expenses	119,867	110,844	111,447
Manufacturing expenses	133,098	140,991	125,402
Depreciation	27,387	21,883	24,630
	1,145,985	1,109,861	981,351
Change in finished
goods inventory	18,964	(12,294)	(12,757)
	1,164,949	1,097,567	968,594

(*) The purchases of the group are related principally to commercial operations.

NOTE 19   -   SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	80,930	81,744	78,014
Maintenance and transportation expenses	83,132	82,676	75,025
Advertising and sales promotion	82,936	85,589	78,634
Commissions to distributors	11,941	11,541	7,141
Royalties	31,117	29,584	29,296
Depreciation	1,668	1,695	2,285
Other	13,052	15,908	15,647
	304,776	308,737	286,042

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 20   -   GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	36,434	35,224	32,097
Administrative and computer services	13,005	12,118	10,862
Services provided by Shareholder	1,373	1,380	1,295
Office maintenance	3,549	4,392	5,412
Depreciation	832	749	956
Provision for doubtful accounts	(1,724)	1,459	(1,962)
Other	9,628	11,197	10,928
	63,097	66,519	59,588

NOTE 21  -    FINANCING INCOME AND EXPENSES

       A.   FINANCING INCOME

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Exchange rate differences	1,024	8,388	-
Interest from long-term and short-term bank deposits	213	612	230
Interest income from tax authorities	1,164	631	-
Application of amortized cost method on Receivables and payables.	1,434	2,379	-
Finance expense from derivative	683
Due to capital note to related parties	-	1,560	1,560
Other	39	132	-
	4,557	13,702	1,790

       B.   FINANCING EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Interest on long-term bank loans	1,395	4,595	-
Interest on Short-term bank loans	807	4,499	26,815
Exchange rate differences	-	-	9
Interest expenses to tax authorities	-	-	158
Finance Expenses from derivative	-	3,002	1,779
Other	839	259	566
	3,041	12,355	29,327

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX

       A.   Recognized tax assets and deferred tax liabilities

                               Tax assets and deferred tax liabilities are attributed to the following items

                               Changes in temporary differences during the year (NIS in thousands)

	Balance at December 31, 2008	Charged to profit and loss	Charge to other comprehensive income	Change in Tax rate	Balance at December 31, 2009

Property, plant and equipment	39,498	1,562	-	(6,287)	34,773
Doubtful debts	(1,399)	975	-	(27)	(451)
Derivatives	433	-	(401)	-	32
Employee benefits	(4,848)	(791)	-	50	(5,589)
Expenses accruals	-	-	-	-	-
Tax carry forward losses	-	-	-	-	-
Other	(59)	25	-	-	(33)
	33,625	1,772	(401)	(6,264)	28,732

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX (Cont.)

       A.   Recognized tax assets and deferred tax liabilities  (Cont.)

	Balance at January 1, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2008

Property, plant and equipment	33,902	6,118	-	46		40,066	(54)	-	(514)	-	39,498
Doubtful debts	(4,679)	2,878	-	(31)	141	(1,691)	112	-	50	130	(1,399)
Derivatives	(34)	-	(519)	-	-	(553)	-	986	-	-	433
Employee benefits	(3,183)	(2,404)	-	(27)	284	(5,330)	(410)	-	447	445	(4,848)
Expenses accruals	(1,852)	(1,676)	-	(290)	-	(3,818)	2,997	-	821	-	-
Tax carry forward losses	(27,047)	27,816	-	(769)	-	-	-	-	-	-	-
Other	84	(273)				(189)	130				(59)
	(2,809)	32,459	(519)	(1,071)	425	28,485	2,775	986	804	575	33,625

NOTE 22  -    INCOME TAX (Cont.)

B.	Deferred taxes are presented in the balance sheet as follows:

	2009	2008	2007
	NIS in thousands
Long-term liabilities (in respect of depreciable assets)	33,631	38,014	39,730
Long-term Assets	(4,899)	(4,389)	(11,245)
	28,732	33,625	28,485

 For 2009 - Deferred taxes were computed at rates between 18%-26%, primarily – 20.5%.
 For 2008 - Deferred taxes were computed at rates between 20%-27%, primarily – 24.5%.
 For 2007 - Deferred taxes were computed at rates between 20%-28%, primarily – 24.5%.

 As of December 31, 2009 deferred tax liability at the amount of NIS 32 thousand (2008 – NIS 433) due to revaluation of financial instruments treated as cash flow hedges was recognized directly to equity.

C.
Deferred tax assets that were not recognised

The calculation of deferred taxes does not take into account the taxes that would be applicable in case of realization of the investment in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in Israeli subsidiaries were also not taken into account, since the dividends are not taxable. In addition, unutilized deferred tax assets in respect of losses carried forward, were not recognized in cases where future taxable income against which they can be utilized, is not foreseen.

As of December 31, 2009 carry forward tax losses deriving from the Turkish subsidiary sum up to NIS 246.6 (98.7 YTL) millions. The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand for the year ended December 31, 2007. As of December 31, 2009 deferred tax assets were not recognized in respect of utilizing tax losses in the Turkish subsidiary since it is not anticipated that there will be taxable income against which the tax benefits can be utilized.

According to the Turkish law, carry forward tax losses can be utilized for a five years period only, unrecognized tax losses of KCTR will expire as follow:

An amount of NIS 24.7, 81.6, 80.6, 7.6 and 6.9 will expire between 2010-2014, respectively. The balance of unrecognized deferred tax assets in respect of losses for tax purposes is approximately NIS 75 million.

D.	Income tax attributable directly to other comprehensive income

	2009	2008	2007
	NIS in thousands

Total tax recognized directly in equity	(199)	155	531

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX (Cont.)

E.	Tax Ccomposition
	2009	2008	2007
	NIS in thousands

Current taxes	48,715	43,902	33,082
Taxes in respect of prior years	-	221	(1,421)
Deferred taxes - A. above	(4,489)	3,350	32,884
	44,226	47,473	64,545

F.	Reconciliation of the statutory tax rate to the effective tax rate:
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Income before income taxes	195,321	137,100	33,913

Statutory tax rate (see H. below)	26%	27%	29%
Tax computed by statutory tax rate-	50,783	37,017	9,835

Tax increments (savings) due to:
Income (Expenses) in reduced tax rate	(4,268)	(2,104)	8,159
Non-deductible expenses	1,024	2,297	1,326
Non-taxable income	(48)	(90)	(505)
Unrecorded deferred taxes in connection with tax loss carry forward	3,027	5,483	20,216
Amortizing differed taxes	-	4,244	27,255
Reduction in corporate tax rates (see H. below)	(6,177)	651	(762)
Differences arising from basis of measurement	(185)	579	331
Income (Expenses) taxes for prior years	-	221	(1,421)
Other differences, net	70	(825)	111
	44,226	47,473	64,545

G.	Current Tax Balance
	2009	2008	2007
	NIS in thousands

Current taxes assets	-	137	12,219
Current tax liabilities	26,631	5,413	2,260

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22   -   INCOME TAX (Cont.)

H.
The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI.  The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law ("Inflation Adjustments") (Amendment 20) (Limitation of Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement. Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

Non-Israeli Subsidiaries are subject to income tax provisions of their home country.

The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

According to this law the Company and Shikma (formerly a subsidiary) filed consolidated tax returns until December 31, 2005. On December 31, 2005, Shikma was merged into the Company.

On January 15,2009  the Company received an approval from the investment center for the merger of the Company and its subsidiary Shikma which took place at the end of 2005.

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program is for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility. Commencement of operations was during 2003.

The Company filed a final report to the Investment center, An approval has not yet been given yet.

The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2003.

Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

Mollet Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX (Cont.)

H.   (Cont.)

On July 14, 2009 Knesset passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 2010) - 2009, which stipulates, inter alia, an additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of company tax applying to the 2009 tax year and thereafter are as follows: 2009 tax year - 26%, 2010 tax year - 25%, 2011 tax year - 24%, 2012 tax year - 23%, 2013 texture - 22%, 2014 tax year - 21%, 2015 tax year - 20%, and in the 2016 tax year and thereafter there will be a companies tax rate of 18%.

The change in the tax rates have decreased the deferred taxes liability as of December 31, 2009 in the amount of NIS 6,177 thousand.

NOTE 23 -     FINANCIAL INSTRUMENTS

General

In the normal course of business, Hogla-Kimberly is exposed to credit, liquidity and market risks, as well as interest and currency risks. The Company monitors these risks on a constants basis.

The Group's policy is to hedge the exposure from fluctuations in foreign exchange rates to minimize its exposure to fluctuations of foreign currency rates. The hedging is according to a policy adopted by the Company's Board of Directors.

A.
Significant accounting policies

Details as to the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2009	2008	2007
	NIS in thousands
Financial assets
Derivative instruments	-	2,041	-
Loans and receivables (including cash and cash equivalents)	399,457	301,593	297,314

Financial liabilities
Derivative instruments in designated hedge accounting relationships	119	-	2,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23  -    FINANCIAL INSTRUMENTS (Cont.)

C.
Credit risk

Credit risk refers to the possibility that counterparty will fail to meet its contractual obligations, resulting in financial loss to the Company.

Commencing November 2007 Hogla Kimberly is covered by a credit insurance policy, which partially covers it's most major customers. In accordance with its policy conditions, the company will be reimbursed starting from an annual loss of US dollars 200 thousands to a maximum of US dollars 10  million, subject to deductible conditions.

The revenues of the Company and its Israeli subsidiaries are mainly in Israel and derived from two major customers and a large number of smaller customers. Trade receivables in the Turkish subsidiary consist of a limited number of customers, where no single counterparty or any company of counterparties having similar characteristics.

The Company has a policy of creditworthy customers and obtaining sufficient collaterals where possible as a means of mitigating the risk of financial loss from defaults,

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company's policy taking into account its rating and collaterals.

Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation.

The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers and to the credit insurance.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the group's maximum exposure to credit risk (without taking account of the value of any collateral obtained).

Cash and cash equivalents are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

D.
Liquidity risk

Liquidity risk is the risk that the Group could experience difficulties in meeting its commitments to creditors as financial liabilities fall due for payment. The Group manages its liquidity risk by maintaining sufficient reserves, committed borrowing facilities and other credit lines as appropriate.

The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23   -   FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (Cont.) Maturity profile of outstanding financial liabilities
	1 year	1-2 years	2-4 years	Total
	NIS in thousands
2009
Supplier payables	296,359	-	-	296,359
Borrowings	25,977	26,795	6,941	59,713
Total	322,336	26,795	6,941	356,072

2008
Supplier payables	286,835	-	-	286,835
Borrowings	52,718	25,307	26,795	104,820
Total	339,553	25,307	26,795	391,655

2007
Supplier Payables	262,304	-	-	262,304
Borrowings	155,302	-	-	155,302
Total	417,606	-	-	417,606

E.
Exchange rate risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of raw materials and finished goods inventory and purchases of equipment and spare parts linked to the dollar or the Euro. In applying a policy of minimizing the exposure, the Group makes forward transactions against the dollar and euro.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	31, December 2009 NIS thousands
	USD	EURO	YTL
	NIS in thousands
Cash and cash equivalents	38,586	748	22,975
Trade receivables	35,583	1,328	34,738
Borrowings	-	-	670
Trade payables	61,536	25,002	30,576

	December31, 2008 NIS thousands
	USD	EURO	YTL
	NIS in thousands
Cash and cash equivalents	17,886	954	4,106
Trade receivables	30,268	2,970	21,284
Borrowings	-	-	285
Trade payables	86,547	26,575	16,296

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23  -    FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (Cont.)
	December 31, 2007 NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	17,422	3,165	2,327
Trade receivables	22,835	250	38,114
Borrowings	-	-	96,042
Trade payables	54,381	26,905	20,657

The following table details the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact		EUR Impact
	2009	2008	2008	2008
	NIS in thousands
Profit or loss (1)	(5,671)	(6,585)	(542)	(1,182)
Other equity (2)	1,737	1,873	740	811

(1) (2)
This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Forward foreign exchange contracts

The Company hedges its exposure of itself and its Israeli subsidiaries by entering into forward foreign exchange contracts, according to a policy adopted by the Company's Board of Directors, to manage the risk associated with anticipated purchase transaction. The Company hedges 80% of its forecasted payments to suppliers of its forecasted exposure for a period of six month forward.

These hedging transactions are treated as cash flow hedges and the resulting gain or loss is recognized in other comprehensive income.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23   -   FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (Cont.) The following table details the forward foreign currency (FC) contracts outstanding as at the reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Fair value NIS

Less than 3 months	USD	NIS	2,360
3 to 6 months	USD	NIS	1,503
Less than 3 months	EUR	NIS	809
3 to 6 months	EUR	NIS	411

The Company does not hedge its foreign currency exposure to the YTL in respect of its investment in the Turkish subsidiary.

F.
Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

NOTE 24 -   RELATED PARTIES AND INTERESTED PARTIES

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (“Hadera Paper”) (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Balances with Related Parties
	December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS Thousands

Trade receivables	35,682	30,212	22,678
Other current assets	948	-	-
Capital note - shareholder	-	32,770	31,210
Trade payables	72,339	79,683	55,099

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 24  -    RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties
	December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS Thousands
Sales to related parties (1)	243,212	216,841	82,217

Cost of sales (2)	256,696	268,476	188,252

Royalties to the shareholders (3)	31,117	29,584	28,069

General and administrative expenses (*) (4)	11,980	12,488	10,944

                            (*)  Company - excludes Subsidiaries.

C.

(1)	Sales of finished goods to companies in KC group and Hadera Paper.

(2)	Mainly purchase of finished goods from companies in KC group and Hadera Paper group.

(3)	The group is obligated to pay royalties to KC.

(4)
The Company leases its premises in Hadera and Naharia from Hadera Paper and receives certain services (including energy, water, maintenance, computer and professional services) under agreements, which are renewed based on shareholders agreements.

D.
Compensation of key management personnel

Total remuneration of key management during the year was NIS 9,891 thousands (2008: NIS 11,939 thousands). The amounts include costs relating to options (*) granted to senior managements to shares of the Company's shareholders.

(*)
The Company's senior management was rewarded by allotment of KC's and Hadera Paper's share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company's debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

The total expenses resulting from the aforementioned grant for the year ended December 31, 2009 was NIS 589 thousand (2008: NIS 1,652 thousands).

NOTE 25  -    Dividends

(1)	On March 19, 2009 Hogla-Kimberly distributed dividend in the amount of NIS 32.77 million to the holder of the preference share.

(2)
On February 26, 2009 the board of directors decided to distribute Dividend in the amount of Dollar 10 million from the unapproved enterprise retained earnings of 2008 to the holders of the ordinary shares. On July 1, 2009 the company paid the Dividend.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 25   -   Dividends (Cont.)

(3)
On July 30, 2009 the board of directors decided to distribute Dividend in the amount of Nis 19,015 thousand from the unapproved enterprise retained earnings accumulated as of June 30, 2009 to the holders of the ordinary shares On October 1, 2009 the company paid Dividend.

(4)
On October 22, 2009 the board of directors decided to distribute Dividend in the amount Nis 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend was paid On
January 20, 2010.

NOTE 26   -   SUBSEQENT EVENTS

On February 18, 2010 the board of directors decided to distribute Dividend in the amount of  Nis 20 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend will be paid during May 2010.